UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of     May     , 2009
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F  ☑          Form 40-F  ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes  ☐          No  ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                    ]
Enclosure: 2008 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date May 11, 2009	By	/s/ Heri Supriadi
(Signature) Heri Supriadi
Vice President Investor Relation & Corporate Secretary

CHAPTER 1
TELKOM IN BRIEF
BRINGING YOU EXCELLENCE
We bring excellence to you, our customers, by providing reliable products and services in the area of Information and Communications (“InfoComm”). We present these products and services as solutions that will make your life simpler and better. TELKOM is helping transform your communication experience by bringing you state-of-the-art current and next-generation technologies that cover the entire spectrum of telecommunication, information, multimedia and edutainment services. Whether you want to communicate by voice or over the internet, whether you want to access information and entertainment from home, office or on the move, whether you want to manage your business online or via your mobile phone—the choice is yours. Whether your priority is quality, consistency, convenience, reliability or speed, we deliver. Our performance over the years is a reflection of our commitment to continually offer you excellent service, connectivity and value period.

FINANCIAL HIGHLIGHTS (IN INDONESIAN GAAP)
Consolidated Balance Sheets
(in billions of Rupiah)

	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008
Total Current Assets	9,204	10,305	13,921	15,978	14,622
Total Non-Current Assets	46,975	51,866	61,215	66,081	76,634
TOTAL ASSETS	56,179	62,171	75,136	82,059	91,256
Total Current Liabilities	11,677	13,513	20,536	20,674	26,998
Total Non-Current Liabilities	21,436	19,061	18,344	18,331	20,260
TOTAL LIABILITIES	33,113	32,574	38,880	39,005	47,258
MINORITY INTEREST	4,938	6,305	8,187	9,305	9,684
EQUITY	18,128	23,292	28,069	33,749	34,314
Consolidated Income Statements
(in billions of Rupiah, except for Net income per share and Net income per ADS)

	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008
Total Operating Revenues	33,948	41,807	51,294	59,440	60,689
Total Operating Expenses	19,360	24,636	29,701	32,967	38,382
EBITDA*)	21,899	25,660	31,716	37,067	34,621
OPERATING INCOME	14,588	17,171	21,593	26,473	22,307
Other Income (Expenses)—net	(1,839)	(929)	400	(877)	(1,995)
INCOME BEFORE TAX	12,749	16,242	21,994	25,596	20,312
NET INCOME	6,615	7,994	11,006	12,857	10,619
Net income per share of Common Stock	328.10	396.51	547.15	644.08	537.73
Net income per ADS (40:1 Common Stock:ADS)	13,124.14	15,860.25	21,886.00	25,763.20	21,509.20
Consolidated Financial and Operational Ratios

	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008
Return on Assets (ROA)[1] (%)	11.8	12.9	14.6	15.7	11.6
Return on Equity (ROE) [2] (%)	36.5	34.3	39.2	38.1	30.9
Current Ratio[3] (%)	78.8	76.3	67.8	77.3	54.2
Total Liabilities to Total Assets[4] (%)	58.9	52.4	51.7	47.5	51.8
Operating Margin[5] (%)	43.0	41.1	42.1	44.5	36.8
EBITDA Margin[6] (%)	64.5	61.4	61.8	62.4	57.0
Net Income Margin[7] (%)	19.5	19.1	21.5	21.6	17.5
Debt to Equity[8] (%)	91.7	57.9	54.8	46.7	57.6
Debt to EBITDA (%)	75.9	52.5	48.5	42.5	57.1
EBITDA to Interest Expense[9] (times)	17.2	21.8	24.7	25.8	21.9
EBITDA to Net Debt[10] (%)	187.1	322.7	454.9	677.7	276.0

PRODUCTIVITY RATIOS:
Total Revenue/Employee (Rp.billion)	1.0	1.2	1.5	1.8	2.0
LIS/Employee (sst)	340.3	452.4	465.9	593.3	876.8

(1)	ROA represents net income divided by total assets as at year end.

(2)	ROE represents net income divided by total equity as at year end.

(3)	Current ratio represents current assets divided by current liabilities as at year end.

(4)	Total Liabilities to total assets represents total liabilities divided by total asset as at year end.

(5)	Operating margin represents operating income divided by operating revenue.

(6)	EBITDA margin represents EBITDA divided by operating revenue.

(7)	Net income margin represents net income divided by operating revenue.

(8)	Debt to equity represents total debt divided by total equity as at year end.

(9)	EBITDA to interest expense represents EBITDA divided by interest expense.

(10)	EBITDA to net debt represents EBITDA divided by total debt minus cash and cash equivalents, temporary investments and escrow accounts as at year end.

*)	EBITDA is defined as the operating income before depreciation and amortization. We consider EBITDA to be a useful measure of our operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortization. The manner in which we calculate EBITDA may differ from the use of the term EBITDA by other companies.

Financial Data
KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers global network (“PwC”), audited our consolidated financial statements for the fiscal years 2006, 2007 and 2008. KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”), audited our consolidated financial statements for the fiscal years 2004 and 2005. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 56 and 57 to our consolidated financial statements, which provide a summary of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation of the amounts of U.S. GAAP net income and shareholders’ equity for each year reported in our consolidated financial statements.
As of December 31, 2008, nine companies and their subsidiaries were consolidated into our consolidated financial statements for the fiscal year 2008. These nine companies include PT Telekomunikasi Indonesia International (TII, formerly PT AriaWest International — “AWI”, 100%-owned), PT Dayamitra Telekomunikasi (“Dayamitra”, 100%-owned), PT Pramindo Ikat Nusantara (“Pramindo”, 100%-owned), PT Telekomunikasi Selular (“Telkomsel”, 65%-owned), PT Multimedia Nusantara (“Metra”, 100%-owned), PT Infomedia Nusantara (“Infomedia”, 51%-owned), PT Indonusa Telemedia (“Indonusa”, 100%-owned, including through 1.25% ownership by Metra), PT Graha Sarana Duta (“GSD”, 99.99%-owned), and PT Napsindo Primatel Internasional (“Napsindo”, 60%-owned). See Note 1d to our consolidated financial statements.
The table below summarizes our financial information for the end of each specified year. This information should be read in conjunction with “Management’s Discussion and Analysis — Operating and Financial Review and Prospects,” and is qualified in its entirety by reference to our consolidated financial statements and the related notes to them included elsewhere in this Annual Report.

	Years ended December 31,
	2004	2005	2006	2007	2008	2008
	(Figures presented in billions of Rupiah, except per shares, dividends and ADS)					(Figures presented in millions of U.S. Dollars, except per shares, dividends and ADS)
Consolidated Income Statement Data
Indonesian GAAP
OPERATING REVENUES
Telephone
Fixed lines
Local and domestic long-distance usage	7,439	7,223	7,131	7,023	5,738	526
Monthly subscription charges	2,935	3,290	3,492	3,701	3,668	337
Installation charges	201	197	170	124	130	12
Others	70	71	186	153	194	18

Total fixed lines revenues	10,645	10,781	10,979	11,001	9,730	893

Cellular
Usage charges	9,826	13,666	19,257	21,823	23,692	2,174
Monthly subscription charges	448	384	298	372	632	58
Features	91	457	959	313	723	66
Connection fee charges	56	64	109	130	285	26

Total cellular revenues	10,421	14,571	20,623	22,638	25,332	2,324

Total telephone revenues	21,066	25,352	31,602	33,639	35,062	3,217

Joint Operation Schemes
Minimum TELKOM Revenues (MTR)	296	269	207	—	—	—

	Years ended December 31,
	2004	2005	2006	2007	2008	2008
	(Figures presented in billions of Rupiah, except per shares, dividends and ADS)					(Figures presented in millions of U.S. Dollars, except per shares, dividends and ADS)
Share in Distributable KSO Revenues (DKSOR)	350	319	275	—	—	—
Amortization of unearned initial investor payments	11	1	7	—	—	—

Total revenue under Joint Operation Schemes	657	589	489	—	—	—
Interconnection — net	6,188	7,742	8,682	9,651	8,791	806
Revenue	9,465	10,724	11,794	12,706	12,054	1,105
Expense	(3,277)	(2,982)	(3,112)	(3,055)	(3,263)	(299)
Network	654	587	719	708	1,080	99
Data, internet and information technology services	4,809	6,934	9,065	14,684	14,713	1,350
Revenue-Sharing Arrangements	281	302	415	428	326	30
Other telecommunications services	293	301	322	330	718	66

Total Operating Revenues	33,948	41,807	51,294	59,440	60,690	5,568

OPERATING EXPENSES
Personnel	4,910	6,563	8,514	8,495	9,117	836
Depreciation	6,438	7,571	9,094	9,440	11,069	1,016
Operations, maintenance and telecommunication services	4,530	5,916	7,496	9,591	12,218	1,121
General and administrative	2,600	2,764	3,356	3,672	3,629	333
Marketing	882	1,126	1,241	1,769	2,349	215
Write-down of assets	—	617	—	—	—	—
Loss on purchase commitments	—	79	—	—	—	—
Total Operating Expenses	19,360	24,636	29,701	32,967	38,382	3,521

Operating Income	14,588	17,171	21,593	26,473	22,308	2,047

Other income (expenses)
Interest expense	(1,270)	(1,177)	(1,286)	(1,436)	(1,582)	(145)
Interest income	318	345	655	519	672	61
Gain (loss) on foreign exchange — net	(1,221)	(517)	836	(295)	(1,614)	(148)
Equity in net income (loss) of associated companies	3	11	(6)	7	20	2
Others — net	331	409	202	328	509	46

Other Income (Expenses) — net	(1,839)	(929)	401	(877)	(1,995)	(184)

Income before tax	12,749	16,242	21,994	25,596	20,313	1,863
Tax expense	(4,178)	(5,184)	(7,040)	(7,928)	(5,640)	(517)

Income before minority interest in net income of consolidated subsidiaries	8,571	11,058	14,954	17,668	14,673	1,346
Minority interest in net income of consolidated subsidiaries, net	(1,956)	(3,064)	(3,948)	(4,811)	(4,054)	(372)

Net Income	6,615	7,994	11,006	12,857	10,619	974

Weighted average shares outstanding (millions)	20,160	20,160	20,115	19,962	19,749	—

	Years ended December 31,
	2004	2005	2006	2007	2008	2008
	(Figures presented in billions of Rupiah, except per shares, dividends and ADS)					(Figures presented in millions of U.S. Dollars, except per shares, dividends and ADS)
Net income per share	328.10	396.51	547.15	644.08	537.73	0.05
Net income per ADS	13,124.14	15,860.25	21,886.00	25,763.20	21,509.20	2.00

U.S. GAAP(3)
Net income	6,469	7,840	12,111	11,966	10,874	997
Operating revenue	34,494	42,187	54,357	62,813	64,115	5,882
Net income per share	320.86	388.89	602.12	599.43	550.63	0.05
Net income per ADS	12,834.47	15,555.74	24,085.00	23,977.20	22,025.34	2.02
Dividend relating to the period (accrual basis)(2)
Dividends declared per share	152.01	218.86	303.21	455.87	—	—
Dividends declared per ADS	6,080.56	8,754.40	12,128.40	18,234.80	—	—
Dividend paid in the period (cash basis)
Dividends declared per share	158.09	144.90	267.27	303.25	407.42	0.04
Dividends declared per ADS	6,323.39	5,796.09	10,692.40	12,130.00	16,296.80	1.50

	Years ended December 31,
	2004	2005	2006	2007	2008	2008
	(Figures are presented in billions of Rupiah)					(Figures presented in millions of U.S. Dollars)(1)
Consolidated Balance Sheet Data
Indonesian GAAP
Total assets	56,179	62,171	75,136	82,059	91,256	8,372
Current liabilities(4)	11,677	13,513	20,536	20,674	26,998	2,477
Other liabilities	8,222	7,728	8,095	7,736	7,019	644
Long-term debts	13,214	11,332	10,249	10,595	13,241	1,215
Total liabilities	33,113	32,574	38,880	39,005	47,258	4,336
Minority interest	4,938	6,305	8,187	9,305	9,684	888
Capital stock(5)	5,040	5,040	5,040	5,040	5,040	462
Total shareholders’ equity	18,128	23,292	28,069	33,749	34,314	3,148
U.S. GAAP(3)
Current assets	9,611	10,953	14,639	16,977	15,598	1,431
Non-current assets	47,091	52,528	61,495	66,963	76,636	7,031
Total assets	56,702	63,481	76,134	83,940	92,234	8,462
Current liabilities	11,650	13,797	19,682	22,068	27,033	2,480
Non-current liabilities	20,548	18,800	21,976	22,731	20,869	1,915
Total liabilities	32,198	32,597	41,658	44,799	47,902	4,395
Minority interest in net assets of subsidiaries	4,933	6,316	8,167	9,323	9,605	881

	Years ended December 31,
	2004	2005	2006	2007	2008	2008
	(Figures are presented in billions of Rupiah)					(Figures presented in millions of U.S. Dollars)(1)
Total shareholders’ equity	19,571	24,568	26,309	29,818	34,727	3,186
Total liabilities and shareholders’ equity	56,702	63,481	76,134	83,940	92,234	8,462

(1)	The currency exchanges of Rupiahs into U.S. Dollars are included solely for the convenience of the readers and were made using the average of the market buy and sell rates of Rp.10,900 to U.S.$1 published by Reuters on December 31, 2008. This exchange rate should not be construed as representative of the exchange rate at which the Rupiah amounts have been, could have been or could in the future be converted into U.S. Dollars.

(2)	Dividends declared per share in 2004 comprised cash dividends for 2003 of Rp.150.98 per share and interim cash dividends distributed in December 2004 of Rp.7.11 per share. Dividends declared per share in 2005 represent cash dividends for 2004 of Rp.152.01 per share deducted by interim cash dividends distributed in December 2004 of Rp.7.l1 per share. Dividends declared per share in 2006 represent cash dividends for 2005 of Rp.218.86 per share. Dividends declared per share in 2007 represent cash dividends for 2006 of Rp.303.21 per share less interim cash dividends distributed in December 2006 of Rp.48.41 per share. Dividends declared per share in 2008 represent cash dividends and special dividends for 2007 of Rp.455.87 per share less interim cash dividends distributed in November 2007 of Rp.48.45 per share.

(3)	U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of voluntary termination benefits, foreign exchange differences capitalized to assets under construction, Embedded derivative instruments, interest capitalized on assets under construction, revenue-sharing arrangements, employee benefits, equity in net income or loss of associated companies, land rights, revenue recognition, amortization of goodwill, Finance leases, acquisition of Dayamitra, asset retirement obligations, deferred taxes, amendment and restatement of the KSO VII, impairment of assets gains (losses) on disposals of Property, plant and equipment, available-for-sale securities, cumulative translation adjustments and Fair value measurement. See Note 56 to our consolidated financial statements.

(4)	Includes current maturities of long-term debt.

(5)	As of December 31, 2008, Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna Share having a par value Rp.250 (“Dwiwarna Share”) and 20,159,999,279 Series B Shares having a par value Rp.250 (“Common Stock”) each from an authorized capital stock comprising one Series A Dwiwarna Share and 79,999,999,999 Series B Shares.

OPERATIONAL HIGHLIGHTS

	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008
FIXED WIRELINE
Customer base (in thousands)*	8,559	8,686	8,709	8,685	8,630
Subscriber pulse production (in millions of pulse)	65,152	67,669	64,012	75,451	62,940

FIXED WIRELESS (FLEXI)
Customer base (in thousands):
Classy/Postpaid	684	821	794	828	731
Trendy/Prepaid	745	3,241	3,381	5,535	11,994
Total*	1,429	4,062	4,176	6,363	12,725

* Line In Service (LIS) = subscribers (fixed wireline or fixed wireless) + public telephone

Sales (in thousands of subscribers):
Classy/Postpaid	595	475	261	273	177
Trendy/Prepaid	889	3,558	3,175	5,026	13,414
Total	1,484	4,034	3,436	5,299	13,591
ARPU (12 months average — in thousands of Rupiah):
Postpaid	94	123	135	115	93
Prepaid	20	19	35	42	32
Blended	60	47	54	53	38
Network:
BTS (unit)	1,136	1,448	1,531	1,911	4,054
Number of cities in service	192	231	236	238	353

CELLULAR
Base Transceiver Station / BTS (units)	6,205	9,895	16,057	20,858	26,872
Network Capacity (in millions of subscribers)	17.9	26.2	38.8	50.5	67.3
Customer Base (in millions of subscribers)	16.3	24.3	35.6	47.9	65.3
Post-paid (kartuHALO)	1.3	1.5	1.7	1.9	1.9
Pre-paid (simPATI)	11.6	16.0	21.4	24.0	43.0
Pre-paid (Kartu As)	3.4	6.8	12.5	22.0	20.4
ARPU —blended (in thousands of Rupiah)	102	87	84	80	59
Post-paid (kartuHALO)	304	291	274	264	216
Pre-paid (simPATI)	84	84	83	84	63
Pre-paid (Kartu As)	48	45	54	57	37

OTHERS
Broadband Internet (Speedy):
Customer Base (in thousands)	11	31	93	241	645
Number of cities in service	2	2	28	88	375
Dial-up Internet (TELKOMNet Instant):
Average Accessed Subscribers (in thousands)	457	500	680	662	574
Subscriber minutes production (in billions)	2.5	2.8	3.7	3.7	2.8

Cable and Pay Television (TELKOM-Vision):
Customer Base (in thousands)	14.7	29.0	42.0	67.2	210.3

COMMON STOCK HIGHLIGHTS
Chronology of Corporate Actions

		Share Ownership Composition
		Government of the
Date	Corporate Action	Republic of Indonesia	%	Public		%
11/13/1995	Pre Initial Public Offering (“Pre-IPO”)	8,400,000,000	100.0	—		—
11/14/1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by TELKOM			933,333,000
	Share Ownership Composition	7,466,666,000	80.0	1,866,667,000		20.0
12/11/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000		24.2
05/15/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.8	2,257,337,300		24.2
05/07/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300		33.8
08/02/1999	Distribution of bonus shares (emission)
	(every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284		33.8
12/07/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284		45.7
07/16/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284		48.8
07/30/2004	Stock Split (1:2)
	Share Ownership	10,320,470,712	51.2	9,839,528,568		48.8
12/21/2005	Share repurchase program (I) [1]	10,320,470,712	51.7	9,628,238,068		48.3

06/29/2007	Share repurchase program (II) [2]	10,320,470,712	52.3	9,413,238,068		47.7

06/20/2008	Share repurchase program (III) [3]	10,320,470,712	52.5	9,348,954,068	[4]	47.5

(1)	The first share repurchase program started on December 21, 2005 (the date of our Extraordinary General Meeting of Shareholders when the program was approved) and ended in June 2007.

(2)	The second share repurchase program started on June 29, 2007 (the date of our Extraordinary General Meeting of Shareholders when the program was approved) and ended in June 2008.

(3)	The third share repurchase program started on June 20, 2008 (the date of our Extraordinary General Meeting of Shareholders when the program was approved) and will be ending in June 2009.

(4)	The total number of shares outstanding as of December 31, 2008 following the repurchase of 64,284,000 shares from July through December 2008 only. As of January 1, 2009, the remaining number of shares that may yet be purchased under the third share repurchase program is 275,159,313.

Dividend Policy
The decision on the amount of dividend to be paid to shareholders is proposed and decided at an Annual General Meeting of Shareholders (“AGMS”). For fiscal years 2004, 2005, 2006 and 2007, the Company’s dividend pay out ratio amounted to 50%, 55%, 55% and 70%, respectively. The amount of the dividend pay out ratio for fiscal year 2008 will be set at the 2009 AGMS, scheduled for June 2009 and will be notified accordingly.
Chronology of TELKOM Common Stock Dividend Payments
TELKOM paid cash dividends on its Common Stock under the authority of resolutions adopted at AGMs as follows:

Dividend		Pay Out Ratio[1]	Amount of Dividends		Dividend per
Year	Date of AGMS	(%)	(Rp.million)		Share (Rp.)
2004	June 24, 2005	50.0	3,064,604	[2]	152.01
2005	June 30, 2006	55.0	4,400,090		218.86
2006	June 29, 2007	55.0	6,053,067	[3]	303.21
2007	June 20, 2008	70.0	8,999,913	[4]	455.87

(1)	Represents the percent of net income paid to shareholders in dividends.

(2)	Including interim cash dividends distributed in December 2004 amounting to Rp.143,377 million.

(3)	Including interim cash dividends distributed in December 2006 amounting to Rp.971,017 million.

(4)	Including interim cash dividends distributed in November 2007 amounting to Rp.965,398 million.
In 2006, 2007 and 2008, cash dividends paid to SingTel Mobile (“SingTel”), a minority shareholder of Telkomsel, amounted to Rp.1,842.8 billion, Rp.3,308.7 billion and Rp.3,332.5 billion (net of dividend interim), respectively.
Pursuant to an AGMS held on June 16, 2008, Telkomsel approved, among other things, a cash dividend of Rp.11.6 trillion representing 85% of Telkomsel’s 2007 net income. Of the declared dividends, 35% was paid to SingTel.

Trade Price and Volume of TELKOM 2008
TELKOM SHARES ON INDONESIA STOCK EXCHANGE
TELKOM ADS ON NEW YORK STOCK EXCHANGE
Quarterly Stock Price
The table below sets out the reported high and low quoted prices for the outstanding Common Stock on the Indonesian Stock Exchange (“IDX”) for the periods indicated.
Share Price Information

	Price per Share of
	Common Stock*
Calendar Year	High	Low
	(In Rupiah)
2004	5,200	3,300
First Quarter	4,025	3,300
Second Quarter	4,350	3,300

	Price per Share of
	Common Stock*
Calendar Year	High	Low
	(In Rupiah)
Third Quarter	4,225	3,650
Fourth Quarter	5,200	4,175
2005	6,150	4,175
First Quarter	5,125	4,300
Second Quarter	5,350	4,175
Third Quarter	5,800	4,775
Fourth Quarter	6,150	4,925
2006	10,550	5,950
First Quarter	7,000	5,950
Second Quarter	8,400	6,750
Third Quarter	8,450	7,100
Fourth Quarter	10,550	8,200
2007	12,650	8,900
First Quarter	10,350	8,900
Second Quarter	10,800	9,400
Third Quarter	11,450	9,850
Fourth Quarter	12,650	10,000
2008	10,250	5,000
First Quarter	10,250	8,400
Second Quarter	9,700	7,189
Third Quarter	7,878	6,155
Fourth Quarter	7,250	5,000
November	6,150	5,300
December	7,250	5,750
2009
January	7,300	6,300
February	6,500	5,850
March	7,600	6,250
April	7,900	6,900

*	We effected a two-for-one split of our Common Stock from Rp.500 par value per share to Rp.250 par value per share as resolved in the AGMS held on July 30, 2004, effective October 1, 2004. The price per share of Common Stock reflects this split for all periods shown.
On December 30, 2008, the last trading day in 2008 on the IDX, the closing price for one share of Common Stock was Rp.6,900.
The following table sets out the reported high and low market prices of the American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”) and London Stock Exchange (“LSE”) for each of the periods indicated. Trades in ADSs are not affected “on the LSE” but are traded, under LSE rules, “off exchange.” Under LSE rules, “off exchange” trading means that there are no actual quotes on the LSE, that LSE member firms execute the transactions not actually on the LSE but “off exchange” i.e. on another exchange or in a private transaction and, after a transaction is executed, the trade is reported to the LSE.
ADS Price Information

	Price per ADS		Price per ADS
	(NYSE)		(LSE)
Calendar Year	High	Low	High	Low
	(In U.S. Dollars)		(In U.S. Dollars)
2004	23.33	14.13	23.21	14.08
First Quarter	19.45	15.13	18.97	15.29
Second Quarter	19.91	14.13	20.27	14.08
Third Quarter	18.55	15.81	19.00	15.73
Fourth Quarter	23.33	18.30	23.21	19.37

	Price per ADS		Price per ADS
	(NYSE)		(LSE)
Calendar Year	High	Low	High	Low
	(In U.S. Dollars)		(In U.S. Dollars)
2005	25.50	16.85	29.76	16.88
First Quarter	21.96	18.11	21.86	18.17
Second Quarter	21.96	16.85	21.99	16.88
Third Quarter	23.66	18.10	29.76	17.97
Fourth Quarter	25.50	19.81	25.47	19.71
2006	46.68	24.65	46.70	23.78
First Quarter	31.51	24.65	31.38	23.78
Second Quarter	38.28	27.95	38.35	27.90
Third Quarter	36.56	30.32	36.15	30.08
Fourth Quarter	46.68	35.64	46.69	36.00
2007	56.50	37.74	56.87	38.29
First Quarter	46.98	37.74	46.82	39.30
Second Quarter	47.02	42.70	47.15	39.60
Third Quarter	51.61	40.00	51.60	38.29
Fourth Quarter	56.50	41.88	56.87	41.79
2008	45.50	17.31	45.74	16.89
First Quarter	45.50	37.50	45.74	36.32
Second Quarter	42.86	31.50	41.99	32.03
Third Quarter	34.49	26.47	35.43	26.46
Fourth Quarter	30.65	17.31	29.31	16.89
November	22.41	17.31	22.56	16.89
December	26.31	18.40	25.27	22.93
2009
January	26.45	21.91	25.45	22.56
February	22.33	20.19	20.71	20.19
March	26.38	20.19	25.84	16.54
April	28.74	24.93	29.15	25.60
On December 31, 2008, the last trading day in 2008 on the NYSE, the closing price for an ADS was U.S.$25.01 on the NYSE. On December 31, 2008, the last trading day in 2008 on the LSE, the closing price for an ADS was U.S.$25.01 on the LSE.
Markets
Our Common Stock is listed on the IDX, the principal non-U.S. trading market for our Common Stock. In addition, our ADSs are listed on the NYSE and the LSE. One ADS represents 40 shares of Common Stock. Our Common Stock has also been publicly offered without listing in Japan.
The Indonesian Securities Market and Overview of the IDX
Historically, there were two stock exchanges in Indonesia. The primary market was the Jakarta Stock Exchange, located in Jakarta and the other was the Surabaya Stock Exchange, located in Surabaya, East Java. On December 1, 2007, these exchanges merged and formed the Indonesia Stock Exchange or “IDX”. On December 31, 2008, the IDX had an aggregate equity market capitalization of Rp.1,076.5 trillion and total trading value of Rp.1,064.5 trillion in 2008.
As of December 31, 2008, the IDX is comprised of 122 member brokerage firms. Trading rules on the IDX are established in the form of decisions by the IDX. There are two daily trading sessions for the regular market and the negotiated market (as further discuss below) from Monday through Thursday. The morning session runs from 9:30 a.m. to 12:00 p.m., followed by an afternoon session from 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, one from 9:30 a.m. to 11:30 a.m. and the second from 2:00 p.m. to 4:00 p.m. There is only one daily cash market trading session: Monday to Thursday, 9:30 a.m. to 12:00 p.m., and Friday, 9:30 a.m. to 11:30 a.m.

The trading of securities is divided into three segments: regular market; negotiated market; and cash market (except for right issues, which may be traded only in the cash and negotiated market). The regular market is the mechanism for trading stock in standard lots on a continuous auction market basis during exchange hours. Regular market and cash market trading are generally carried out in unit lots of 500 shares. The IDX employs share price movement restrictions, or circuit breakers.
Auctioning takes place according to price and time priority. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (i.e., time priority).
Negotiated market trading is carried out by negotiation between (i) members of IDX, (ii) clients through one IDX member, (iii) a client and any IDX member or (iv) an IDX member with Indonesian Clearing Guarantee Corporation (Kliring Penjaminan Efek Indonesia) (“KPEI”).
Transactions on the IDX regular market must be settled no later than the third trading day after the transactions except for cross trading. Transactions on the negotiated market are settled based on agreement between the selling and the buying exchange members, on a case by case basis. Transactions on the IDX cash market are required to be settled on the actual trading day. In case of a default by an exchange member on settlement, cash market trading takes place, pursuant to which trading of securities by means of direct negotiation on cash and carry terms will be conducted. All cash market transactions must be reported to the IDX. An exchange member is obliged to pay a transaction cost, and any delay in the payment of the transaction cost will be subject to a fine of 1.0% of the outstanding amount for each day of delay. IDX may impose sanctions for violations of exchange rules on exchange member firms including a fine, a written warning, suspension or revocation of licenses.
All transactions involving IDX-listed shares using the services of brokers must be conducted on the IDX. Trades other than block trades must be effected and settled through the facilities of the IDX. Short selling is prohibited. The IDX may cancel a transaction upon proof of fraud, market manipulation or the misuse of insider information. The IDX may suspend trading if there are indications of fraudulent transactions or artificial inflation of share prices, misleading information, misuse of inside information, counterfeit securities, securities blocked from trading or any other material event. The IDX may suspend trading of certain securities or certain members of the exchange.
Members of the IDX charge a brokerage fee for transaction execution, based on agreement with their client, up to a maximum of 1.0% of the transaction value. When conducting share transactions on the IDX, exchange members are required to pay a transaction cost in the amount of 0.03% of the transaction value (for transactions in the regular and cash markets) and a transaction cost in the amount of 0.03% of the transaction value or based on the exchange policy (for transactions in the negotiated markets). The transaction cost is Rp.2 million per month minimum as contribution for the provision of stock exchange’s facilities (which continues to apply for IDX members in suspension). The clients are also responsible for paying a 10.0% value added tax on the amount of brokerage fee and transaction cost. Indonesian sellers are required to pay a withholding tax of 0.1% (0.6% for founder shares) of the total transaction value. Additionally, stamp duty of Rp.3,000 is payable on any transaction with a value between Rp.250,000 and Rp.1,000,000 and stamp duty of Rp.6,000 is payable on every transaction with a value of more than Rp.1,000,000.
Shareholders or their appointees may request that the issuer or a securities administration bureau appointed by the issuer to register their shares in the registry of shareholders. Reports of share ownership to Badan Pengawas Pasar Modal dan Lembaga Keuangan, the Indonesia Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”), is mandatory for shareholders whose ownership has reached or changed by 5.0% or more of issued and fully paid up capital, upon meeting such share ownership level or upon changes of such ownership.
Anticipating larger than usual share price fluctuations in the wake of the deteriorating global financial situation in the last quarter of 2008, the IDX deemed it necessary to amend the auto rejection scheme, the mechanism whereby shares are automatically halted from trading to maintain orderly, proper and efficient trading. Following changes made in October 2008 and January 2009 by the IDX, the auto rejection triggering levels are set at 35% above or below the reference price for stocks in the Rp.50-200 price range, 25% for stocks priced above Rp.200 and up to Rp.5,000 and 20% for stocks priced above Rp.5,000.
Trading on the NYSE and LSE
The Bank of New York Mellon (formerly the Bank of New York) serves as Depository (“Depository”) with respect to the ADSs traded on the NYSE and the LSE. Each ADS represents 40 shares of common stock. As of December 31, 2008, 51,065,550 ADSs were outstanding and there were 136 registered holders of ADSs.
Composition of Share Ownership
Authorized Capital:
1 Series A Dwiwarna share and 79,999,999,999 Series B shares (common shares).
Composition of the Company’s Shareholdings as of December 31, 2008

	Series A Dwiwarna Share	Series B Shares (Common Stock)%
Government of the Republic of Indonesia	1	10,320,470,711	52.47
Public		9,348,954,068	47.53
Sub Total (Authorized Issued and Outstanding)	1	19,669,424,779	100.00
Treasury Stock		490,574,500	—
TOTAL	1	20,159,999,279	100.00
The Government of the Republic of Indonesia (“Government”) holds the one outstanding Series A Dwiwarna Share, which has special voting rights. The material rights and restrictions that are applicable to the Common Stock also apply to the Series A Dwiwarna Share, except that the Government may not transfer the Series A Dwiwarna Share, has a veto with respect to election and removal of Directors and Commissioners, the issuance of new shares and amendments to the Articles of Association, including amendments to merge or dissolve the Company prior to the expiration of its term of existence, increase or decrease its authorized capital and reduce its subscribed capital.
Shareholders Owning more than 5% and Number of Shares Owned by Directors and Commissioners, as of December 31, 2008

Title of Class	Person or Group	Amount Owned	Class Percent (%)
Series A	Government	1	—
Series B	Government	10,320,470,711	52.47
Series B	The Bank of New York Mellon (BNYM)	2,042,622,016	10.39
Series B	JPMCB U.S. Resident (Norbax Inc.)	1,259,769,651	6.40
Series B	Board of Directors	23,112	<0.01
Composition of TELKOM Shareholders of Common Stock by Type with Less than 5% Individual Ownership as of December 31, 2008

		Percent (%) of
		outstanding
		shares of
	Number of shares of Common	Common Stock
Group	Stock Owned	Owned
Local Individuals	171,281,506	0.87
Local Employees	15,442,126	0.08
Cooperations	808,220	0.00
Foundations	14,483,360	0.07
Pension Fund	187,930,260	0.96
Insurance Companies	213,517,540	1.09

		Percent (%) of
		outstanding
		shares of
	Number of shares of Common	Common Stock
Group	Stock Owned	Owned
Banks	312,364	0.00
Corporations	344,780,162	1.75
Financial Institutions	6,508,000	0.03
Other Business Entities	4,320	0.00
Danareksa	32,000	0.00
Mutual Funds	375,344,200	1.91
Foreign Individuals	5,026,296	0.03
Foreign Business Entities	4,711,068,935	23.95
Total	6,046,539,289	30.74
RELATIONSHIP WITH THE GOVERNMENT AND GOVERNMENTAL AGENCIES
Our relationship with the Government is multi-faceted. The Government is our majority and controlling shareholder; our regulator and, as such, adopts, administers and enforces relevant laws that set tariffs; our licenses provider; and one of our customers.
As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes state-owned enterprises.
Government as Shareholder
As of December 31, 2008, the Government held 52.47% of our Common Stock and the single Dwiwarna Share, which carries special voting rights.
Under relevant law, the “ownership” of our Common Stock and the single outstanding Dwiwarna Share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the State Minister of State-owned Enterprise (“SMSOE”) exercises the rights vested in these securities as the “controlling shareholder” of TELKOM.
As our majority shareholder, the Government is interested in our performance both in terms of the benefits we provide to the nation as well as our ability to operate on a commercial basis. The material rights and restrictions in the Common Stock are also found in the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and has a veto with respect to: (i) the nomination, election and removal of Directors; (ii) the nomination, election and removal of Commissioners; (iii) the issuance of new shares; and (iv) amendments to the Articles of Association, including actions to merge or dissolve us, increase or decrease our authorized capital, or reduce our subscribed capital. Accordingly, the Government has effective control over these matters even if it beneficially owns less than a majority of the outstanding shares of Common Stock. The Government’s rights with respect to the Dwiwarna Share will not terminate unless the Articles of Association of the Company are so amended, which would require the consent of the Government as holder of that Dwiwarna Share. See Note 2c to our consolidated financial statements.
It is our policy not to enter into transactions with affiliates unless the terms are no less favorable to the Company than those that could be obtained by the Company on an arm’s-length basis from a third party. The SMSOE has advised the Company that it would not cause the Company to enter into transactions with other entities under its control unless the terms thereof are consistent with the Company’s policy set forth in the preceding sentence.
Under Bapepam-LK regulations, because we are IDX listed, any transaction in which there is a conflict of interest (as defined below) concerning another IDX-listed company must be approved by a majority of shareholders of Common Stock who do not have a conflict in the proposed transaction, unless the conflict existed before listing and was fully disclosed in the offering documents.
A conflict of interest is defined in Bapepam—LK regulations to mean the difference between the Company’s economic interests and shareholders’ interests, on the other side of the personal economic interests of the members of the Board of Commissioners (“BoC”), the Board of Directors (“BoD”) or principal shareholders (a holder of 20% or more of the issued shares) and their respective affiliates in form of combination or separate entity. A conflict of interest also exists when members of our BoC, BoD or a principal shareholder or their respective affiliates are involved in a transaction in which their personal interests may be in conflict with ours. The Bapepam—LK is empowered to enforce this rule. Our shareholders may also be entitled to bring suit for a conflict of interest violation.
Under Bapepam—LK regulations, transactions between us and other state-owned companies or controlled enterprises also constitute a “conflict of interest”. In this case, the approval of disinterested shareholders would have to be obtained when a conflict of interest arises. We believe that many transactions conducted with state-owned or controlled enterprises in the ordinary course of their businesses and our business are on an arm’s-length, commercial basis and do not constitute “conflict of interest” transactions for which a disinterested shareholder vote would be required. Such transactions might include our sale of telephone services to state-owned or controlled enterprises or our purchase of electricity from a state-owned enterprise. We expect, however, in light of the substantial presence of enterprises owned or controlled by the Government, through the MoF, SMSOE or one of its affiliates in Indonesia, it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures, arrangements or transactions with such enterprises from time to time. Under such circumstances, we may consult Bapepam—LK to determine whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders. If Bapepam—LK were of the view that this would not require such a vote, we would proceed without seeking disinterested shareholders approval. However, if the Bapepam took the position that the proposal did require such a vote, we would seek the requisite approval or abandon the proposal.
Government as Regulator
The Government regulates the telecommunications sector through the Ministry of Communications and Information (“MoCI”). The MoCI has the authority to issue decrees implementing laws that are typically broad in scope. The MoCI has considerable latitude in implementing, administering and enforcing regulatory policy. Pursuant to such decrees, the MoCI defines the industry structure, determines the tariff formula, determines our Universal Service Obligations (“USOs”) and otherwise controls many factors that may affect our competitive position, operations and financial condition. Through the Director General Post and Telecommunications (“DGPT”), the MoCI regulates frequency allocation and sets numbers for fixed telephone lines. We are required to obtain a license from the DGPT for each of our services as well as the frequencies that we use (as allocated by MoCI). We and other operators are also required to pay for frequency usage fees. Telkomsel also holds several licenses issued by the MoCI (some of which were previously issued by the MoC) for the provision of cellular services and from the Indonesian Investment Coordinating Board relating to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in telecommunications.
Certain of these licenses require TELKOM to pay a concession fee to operate. We pay concession fees for telecommunication services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp.497.9 billion, Rp.587.8 billion and Rp.632.5 billion (U.S.$58.0 million) in 2006, 2007 and 2008, respectively. Concession fees represented 1.7%, 1.8% and 1.6% of total operating expenses in 2006, 2007 and 2008, respectively. Radio frequency usage charges amounted to Rp.722.6 billion, Rp.1,138.5 billion and Rp.2,400.3 billion (U.S.$220 million) in 2006, 2007 and 2008, respectively. Radio frequency usage charges represented 2.4%, 3.5% and 6.2% of total operating expenses in 2006, 2007 and 2008, respectively. We paid USO charges to the MoCI, which amounted to Rp.383.8 billion, Rp.438.5 billion and Rp.462.5 billion (U.S.$42 million) in 2006, 2007 and 2008, respectively, reflecting 1.3%, 1.3% and 1.2% of total operating expenses in 2006, 2007 and 2008, respectively.
A table setting forth the licenses that we hold and the bases for each is provided on page 41.
Government as Lender
In July 1994, the Government arranged a facility under which certain non-Indonesian institutions provided TELKOM (via the Government) with funds (“sub-loan borrowings”) as “two-step loans” for certain expenditures. The sub-loan borrowings are guaranteed by the Government. As of December 31, 2008, “two-step loans” amounting to Rp.4,440.1 billion (U.S.$407.4 million), including current maturities, were outstanding. We are obligated to pay the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. As of December 31, 2008, 72.6% of such two-step loans were denominated in currencies other than the Rupiah. The remaining 27.4% of such loans are denominated in Rupiah. In 2008, the annual interest rates charged on loans repayable in Rupiahs range from 9.27% to 12.27%, on those repayable in U.S. Dollars range from 4.00% to 6.67%, and on the loan repayable in Japanese Yen is 3.10%.
Governmental Departments and Agencies as Customers of TELKOM
Certain Government departments and agencies, excluding state-owned enterprises, purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. The Company deals with these departments and agencies as separate customers. In 2008, the total amount of revenues from Government departments and agencies was Rp.1,045 billion, which was less than 2% of our operating revenue and did not constitute a material part of our operating revenues. The Government departments and agencies are treated for tariff purposes in respect to connection charges and monthly charges as “residential,” which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.
Other
Proportion of Common Stock held in Indonesia and outside Indonesia
As of December 31, 2008, there were 35,883 registered shareholders, including the Government, of our Common Stock. This included 5,975,864,882 shares of Common Stock held by 933 registered shareholders outside Indonesia.
As of December 31, 2008, there were 136 registered holders of our ADSs holding a total of 51,065,550 ADSs (equal to 2,042,622,016 shares of Common Stock). The ADSs are listed on the NYSE and the LSE.
Change in Control
There are no arrangements that are known to us that would result in change of our control.
Related party transactions
We are party to certain agreements and engage in transactions with a number of entities that are related to us, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 45 to our consolidated financial statements for further details on our related party information.
Purchases of Equity Securities By the Issuer and Affiliated Purchasers
As of December 31, 2008, 490,574,500 shares of Common Stock were purchased under our three stock repurchase plans. This consisted of 118,376,500 shares in 2006, 126,364,000 shares in 2007 and 245,834,000 shares in 2008. Under the third repurchase plan, which began on July 1, 2008 and is not yet completed, the maximum number of shares that may yet be repurchased is 339,443,313.
The following table sets forth certain information concerning purchases of Common Stock by TELKOM for the second and third repurchase plans.

Second Repurchase Plan (12 months, July 1, 2007 to June 30, 2008)

				Maximum Number of
	Totel Number of	Average Price	Cumulative Number	Shares Remaining to be
Period	Shares	Paid per Share in	of Shares Purchased	Purchased Under this
(2008)	Purchased	Rp.	as Part of this Plan(1)	Plan((2)
January	53,583,000	9,097.75	87,033,000	127,967,000
February	15,286,500	9,619.99	102,319,500	112,680,500
March	23,683,000	9,236.75	126,002,500	88,997,500
April	37,628,000	9,024.77	163,630,500	51,369,500
May	35,130,000	8,591.03	198,760,500	16,239,500
June(3)	16,239,500	7,793.97	215,000,000	0
TOTAL	181,550,000	8,930.06	215,000,000	0

Third Repurchase Plan (12 months, July 1, 2008 to June 30, 2009)

				Maximum Number of
	Total Number of	Average Price	Cumulative Number	Shares Remaining to be
Period	Shares	Paid per Share in	of Shares Purchased	Purchased Under this
(2008)	Purchased	Rp.	as Part of this Plan(4)	Plan(5)
July	29,872,500	7,335.43	29,872,500	339,443,313
August	24,000,000	7,674.20	53,872,500	309,570,813
September	—	—	53,872,500	285,570,813
October	10,411,500	5,924.82	64,284,000	285,570,813
November	—	—	64,284,000	275,159,313
December	—	—	64,284,000	275,159,313
TOTAL	64,284,000	7,233.44	64,284,000	275,159,313

(1)	Represents Common Stock repurchased pursuant to our Second Share Repurchase Plan. Under this plan, we were authorized to repurchase up to a maximum of 215 million shares of Common Stock for a total amount not to exceed Rp.2 trillion. Such repurchases were intended to be made from time to time over the 18 month period following the announcement. Repurchases may be made at the discretion of our management through purchases of Common Stock or ADSs on the IDX, the NYSE, off-exchange transactions and agreements, or any other legal means deemed appropriate. Between July and December 2007, the total number shares of Common Stock purchased was 33,450,000. The maximum number of shares of Common Stock that may yet be purchased on December 31, 2007 was 181,550,000.

(2)	Represents a maximum of 215,000,000 shares of Common Stock initially available for repurchase under our Second Share Repurchase Plan.

(3)	End of the Second Share Repurchase Program.

(4)	Represents shares of Common Stock repurchased pursuant to our Third Share Repurchase Plan. Under this plan, we may repurchase Common Stock for a total amount not to exceed Rp.3 trillion, in accordance with the rules and regulations of the Bapepam—LK and the exchanges on which our Common Stock and ADSs trade, as well as other applicable regulators. Such repurchases are intended to be made from time to time over the 18 month period following the announcement. Repurchases may be made at the discretion of our management through purchases of Common Stock or ADSs on the IDX or the NYSE, off-exchange transactions and agreements, or any other legal means deemed appropriate.

(5)	Represents a maximum of 339,443,313 million shares of Common Stock initially available for repurchase under our Third Share Repurchase Plan.

ALIGNING OUR STRENGTHS: THE TELKOM GROUP IN 2008
With a diverse portfolio of more than nine companies operating in the fixed phone, cellular, application, content, data communication, property and construction businesses, the TELKOM Group is one of the country’s strongest state-owned enterprises. We accounted for Rp.139,104 billion of market capitalization on the IDX at the end of 2008.
An increasingly aligned TELKOM Group is drawing on the considerable strengths and competencies of each unit to support a growing presence in the “new wave” business. In recent years, TELKOM has intensified efforts to align all of these wide-ranging interests to create a synergy that will drive the Group toward its stated aim of becoming a Telecommunication, Information, Media and “Edutainment” Based Services (“TIME”) company. An important step was taken in 2007 in the appointment of TELKOM’s Directors to positions on the Board of Commissioners of the most strategic Group subsidiary and affiliated companies. As a result, the management of TELKOM gained an intimate knowledge of each of the businesses. This has contributed to a strengthened vision of how Group companies fit and how the potential of each can be coordinated to enhance the competitive power of the Group as a whole. In 2008, we began to move as an increasingly cohesive organization towards a shared strategic goal: sustainable growth by strengthening our legacies and building new wave revenue.
A good example of our newly energized synergy is TELKOM’s triple play, which was launched on August 17, 2008. This innovative communications solution draws on the competencies of several of our subsidiaries, particularly TELKOMVision, as a content provider. In our other businesses, we developed smarter marketing strategies to ensure that our products are positioned to complement each other while competing effectively against same-category competitors.
These synergies will come increasingly into play as we move to accelerate the growth of our new wave business, by focusing on managing broadband, IT services, digital business and content. At the heart of TELKOM’s vision for the future is the deployment of Next Generation Network (“NGN”) infrastructure, “new wave” technology that will pave the way for a nationwide migration to high-speed, full mobility, on-demand access to voice, internet and multimedia services. INSYNC (“Indonesia Synchronized”) 2014 sets out a roadmap towards this vision of IP-based convergence, which we believe will, within the next five years, enable a vastly expanded range of corporate and retail solutions.
As we leverage our presence in the digital arena, we are strengthening TELKOM’s synergy through a transformation of our organizational structure and culture. Streamlining functions, optimizing the use of IT and enabling a more rational match-up of people, competencies and job demands across the Group are integral elements of TELKOM’s transition from an InfoComm group to a fully-fledged TIME operator.

CONNECTING YOU TO EXCELLENCE: MARKETING AND CUSTOMER SERVICE INITIATIVES IN 2008
TELKOM is in the final phase of a transformation that will facilitate the convergence of our businesses and deliver a stronger guarantee of customer satisfaction. Through better coordination and the integration of product management and service delivery, we are working to improve the overall quality of TELKOM’s services through INFUSION 2008—a comprehensive business transformation driven by enhanced IT and operating systems, more integrated processes, higher quality products and services and superior deliverables.
INFUSION 2008 helps us leverage the synergies among customer systems, network management systems and billing systems. For corporate and retail customers alike, this means greater convenience and security. We can offer superior service level agreements and service assurances through i-Sure, our integrated service assurance center, multiple service payments through single billing statements and personalized and customized services based on strong Customer Relationship Management (“CRM”) capabilities. These initiatives show a positive impact on our interactions with customers and suppliers.
As the transformation of our legacy, wireless and broadband networks shifts to “new wave” technologies, we are expanding the array of communications options while ramping up reliability and performance so that we can deliver a more seamless, more interactive and more mobile communications experience. A significant portion of our investment has been strategically focused on strengthening our IP backbone to ensure that we have the capacity to meet future demand and that performance and reliability continues to exceed customer expectations.
Our focus on anticipating customers’ needs and offering attractive solutions that complement today’s evolving lifestyles is a key factor in enabling TELKOM to keep churn rates under control. In a crowded and dynamic market, a successful marketing strategy demands more than just excellent performance. Experiential, community-based many-to-many marketing is proving to be a more effective tool than traditional advertising at changing perceptions and differentiating our products in the marketplace. Innovative pricing, bundling packages and regional strategies that are sensitive to the diversity of TELKOM’s vast market are also helping to sustain our strong position in each of our markets.

MANAGING THE CHALLENGES: COMPETITION, REGULATION AND COMPLIANCE
The emerging global financial crisis, intense competition and uncertainties in regulatory environment contributed to the challenges TELKOM faced in 2008.
The competition among the 12 Indonesian InfoComm operators is intense, and increasing. Among the more recent entrants are a number of international operators that have joined forces with local companies, bringing with them capital, experience and technology. They have helped contribute to a radical change in the industry landscape over the last four years. Between 2005 and 2008, teledensity increased from less than 50% to more than 70%, and there is still an opportunity to grow further. Over the same period, connection tariffs in Indonesia went from among the highest in the world to the lowest in Asia.
The additional stresses of the worsening global economic condition have placed many operators under considerable pressure. TELKOM’s strong cash position and relatively healthy margins put us in a relatively favorable position. However, the continuing introduction of products, services and low tariffs could impact our revenues unless we continue to develop “new wave” technology and differentiate our brands by making them more competitive and attractive to consumers.
One of the positives that we can draw from this scenario is that there is likely to be fewer regulatory inhibitions on competition and pricing. We have always maintained that TELKOM will thrive in a regulatory environment that is rational, objective and responsive to the changing industry and regulatory landscape. Such an approach will give us and other operators the confidence to make strategic investments that will support the development of communications in Indonesia, which will benefit not just TELKOM but the industry as a whole, and of course the Indonesian public. We will take every opportunity to be involved actively in shaping regulatory policy by engaging in an ongoing dialogue with the government and other industry players.
We are a foreign private issuer with securities registered under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) and an NYSE-listed company. This subjects us to the rules and regulation of the U.S. Securities and Exchange Commission (the “SEC”). TELKOM is required to comply with the Exchange Act, including its continuing obligation requirements, such as those mandated under the Sarbanes-Oxley Act of 2002 (“SOA”). With continued vigilance, we believe we have improved consistently our level of compliance each year. We believe that the quality of our documentation, transparency, risk awareness and remediation has been considerably strengthened as we have aligned the company’s reporting and compliance systems with Exchange Act reporting requirements and SOA provisions. While all senior employees are fully cognizant of their individual and collective responsibilities in this respect, we continue to devote the necessary time and resources to ensure the effectiveness of controls and the integrity of our disclosures, to promptly address any weaknesses. We see this as a positive challenge that will help us fulfill our commitment in doing business in an ethical and sustainable way.

ABOUT TELKOM
PT Telekomunikasi Indonesia, Tbk. (“TELKOM”, “Company”, “we” or “our”) is the largest full-service and network provider in Indonesia. We provide InfoComm services, fixed wireline and fixed wireless telephone, mobile cellular, data and internet, network and interconnection services directly or through several associate companies.
As of December 31, 2008, our customer base grew by 37% to 86.6 million customers, comprising of 8.6 million fixed wireline telephone subscribers, 12.7 million fixed wireless telephone subscribers and 65.3 million mobile telephone subscribers.
As of December 31, 2008, the majority of our Common Stock (52.47%) was owned by the Government. The remaining 47.53% was owned by the public. Our shares are traded on the IDX, the NYSE, the LSE and publicly offered without listing in Japan. Our share price on the IDX on December 31, 2008 was Rp.6,900. At the end of 2008, our market capitalization was Rp.139,104 billion or 12.92% of the total market capitalization of the IDX.

VISION
To become a leading InfoComm player in the region.
MISSION
—	To provide one-stop InfoComm services with excellent quality and at a competitive price.

—	To be a role model as the best managed Indonesian corporation.
OBJECTIVES
TELKOM has one main strategic objective: creating superior value to achieve U.S.$30.0 billion market capitalization by 2010.
STRATEGIC INITIATIVES
1.	Optimize our fixed wireline (“FWL”) legacy.

2.	Align cellular-fixed wireless access (“FWA”) and set up FWA as a separate business unit.

3.	Invest in broadband.

4.	Integrate enterprise solutions.

5.	Integrate Next Generation Networks.

6.	Expand into IT services.

7.	Expand into the portal business.

8.	Streamline our subsidiary portfolio.

9.	Align our business structure and portfolio management.

10.	Transform our corporate culture.

Significant Events in 2008
JANUARY
Business Synergy between TELKOM and Garuda
On January 30, 2008, TELKOM’s BoD met with the Board of Directors of Garuda Indonesia, the largest Indonesian airline company, at Pacific Place, Jakarta. At the meeting, Garuda expressed its desire to have TELKOM provide new telecommunication facilities for the new Garuda Indonesia Headquarters and for self service check-in counters at the airport (as requested by the Minister of State-Owned Enterprises). TELKOM is working to satisfy these requirements.
Anti-Corruption Commission Award to TELKOM’s CEO
On January 30, 2008, the Gratifications Director of the Anti-Corruption Commission (“KPK”), Lambok Hutahuruk awarded an “Anti Corruption” pin to Rinaldi Firmansyah, TELKOM’s Chief Executive Officer (“CEO”). The ceremony was performed during the opening session of the “Orientation on Abolishing Corruption and Reporting Personal Wealth for Government Staff” (“LHKPN”). This event was part of the KPK’s vision and mission to transform Indonesia into an anti-corruption nation and establish an anti-corruption culture throughout all sectors of society, including the government and the private sector. TELKOM was deemed by the KPK to be a corruption-free company.
MARCH
TELKOM’s CEO signed Memorandum of Understanding for an Integrated Systems and Information Technology Development Collaboration
On March 31, 2008, TELKOM and PT Askes, PT Jamsostek, PT Jasa Raharja and PT Taspen signed a Memorandum of Understanding (“MoU”) to develop an Integrated Systems and Information Technology Development system. Work on this project is still on-going.
APRIL
13 Years of Telkomsel Serving Indonesia
On April 1, 2008, Telkomsel, in a special ceremony in Jakarta, activated a siren to mark Telkomsel’s 13 years of delivering quality-based cellular services to Indonesia. The ceremony coincided with the introduction of Telkomsel’s more affordable charges, in line with the new Government regulations.
JUNE
TELKOM’s CEO kicks off the INSYNC 2014 Conference and Exhibition 2008
TELKOM’s CEO Rinaldi Firmansyah launched this event on June 10, 2008, at the Ritz Carlton Hotel, Pacific Palace, Jakarta. INSYNC 2014 is backed by the future technology known as NGN, that enables ubiquitous, personal and mobile services technology aimed to providing access, by any means or in any location, using any kind of media or terminal. INSYNC 2014 brings users to an information technology and communication (“ICT”)-based future lifestyle that offers simplicity and efficiency, and is environmentally friendly.
TELKOM is the only operator to date to launch this kind of program. This will allow customers to interact with greater efficiency and better quality. During the event, TELKOM demonstrated models and simulations on the latest technology implemented by the Company, such as Network and Service Implementation and Latest Information Technology for NGN.
This event was supported by the TELKOM Group and well-known vendors such as ZTE, Huawei, NEC, Nokia Siemens Network, Cisco, Alcatel, Lucent, Detecon, Deutsche Telekom Group and Microsoft.
The Government’s appreciation for TELKOM Group’s Co-Op Program 2008
On June 25, 2008, the 2008 Cooperative Academic Education Program (“Co-Op”), was formally opened by the Minister of National Education, Bambang Sudibyo. TELKOM’s CEO, Rinaldi Firmansyah, and HC&GA Director, Faisal Syam, were present. The Minister publicly expressed his gratitude for TELKOM’s dedication to improving the nation’s education, particularly in the field of ICT. The Minister also remarked that the Co-Op program could be used as a mean to enhance the nation’s education and could serve as an example for other companies to follow.

AUGUST
TELKOM Signed an MoU with Perhutani
On August 11, 2008, TELKOM signed an MoU with Perhutani, the state-owned forest enterprise. The MoU provides that both parties will work together on the development and utilization of forest management towers and telecommunication facilities managed by Perhutani in forests on the islands of Java and Madura. TELKOM believes that this partnership will enhance both forest preservation and the provision of telecommunications services that will maximize value and benefits for both parties.
SEPTEMBER
T-Remittance for Indonesian Workers in Hong Kong
On September 7, 2008, Telkomsel launched T-Remittance at the Queen Elizabeth Stadium, Hong Kong. Indonesian workers in Hong Kong remit a substantial amount of money to their families in Indonesia every year, mostly through non-bank channels. T-remittance, a cooperation between Telkomsel and BNI, offers a fast, secure and efficient means for Indonesian workers in Hong Kong to transfer funds to their families in Indonesia using their cell phones. To make use of this facility, customers first deposit cash at a BNI branch in Hong Kong. A family member in Indonesia is notified immediately by SMS and can then withdraw the funds at the nearest BNI branch. It is expected that this facility will serve up to 120,000 Indonesians working in Hong Kong.
HC&GA Director Opened Training for Nigeria Communication Satellite (“NIGCOMSAT”)
On September 8, 2008, HC&GA Director, Faisal Syam, officially opened a joint training between NIGCOMSAT and TELKOM, with support from Telkom International Indonesia (“TII”). The Deputy Director of Western Africa, Kusdiana, SGM LC, Tutut Bahtiar, and senior leaders from the TELKOM Group and Indonesian Satellite Association (“ASSI”) were among those attending.
OCTOBER
MoU with seven State-Owned Enterprises
On October 22, 2008, TELKOM signed MoUs on ICT Policy and Innovation with seven state-owned enterprises: PT Dirgantara Indonesia for ADS-B System Integrated Solutions; Balai Pustaka for Digital Libraries for schools; Angkasa Pura II for Cyber Airport Solutions; the State Pawn Company for Information System Cycle Solutions; Pupuk Iskandar Muda for the USAT SCPC & ASTINET Enterprise Network Solutions; Pos Indonesia for Joint Potential Utilization; and Peruri for the ADS-B System Integrated Solution. Further MoUs were also signed with state-owned enterprises PT Pos Indonesia and Bank BTN and Bank Muamalat.
NOVEMBER
The start of the 2008 Speedy Tour d’Indonesia
On November 23, 2008, TELKOM’s CEO, Rinaldi Firmansyah marked the start of the First Stage of the Speedy Tour d’Indonesia street bicycle race from the Bung Karno Stadium, Senayan, Jakarta by waving the opening flag. This event was part of TELKOM’s sports awareness efforts and is a major contribution to the sport of cycle racing in Indonesia. The 2008 Speedy Tour d’Indonesia attracted 85 participants from 17 teams, 10 of which were from Indonesia. The race ended on December 5, 2008, covering a distance of approximately 1,726.3 km.
DECEMBER
TELKOM collaborated with National Computer System (“NCS”) in providing information technology and communication services to corporate customers
On December 4, 2008, TELKOM and the NCS Group, a Singapore-based leading information technology and communication engineering service provider, signed an MoU to develop and to market ICT for our corporate customers. TELKOM and NCS will share each other’s knowledge about products and markets and develop an integrated services and marketing program. This alliance is expected to unify each party’s main competencies—TELKOM’s leading role in Indonesia’s corporate market and NCS’ expertise in providing total ICT solutions that cover the whole spectrum from consultation to applications development and maintenance, infrastructure management plus e-Government services.
TELKOM and NCS formulated a joint marketing plan for the high-end market
On December 4, 2008, TELKOM’s Chairman Tanri Abeng and SingTel’s CEO, Chua Sock Koong, witnessed the signing of an MoU and a cooperation agreement. The signing of the MoU was a clear representation of TELKOM’s endeavor and commitment to providing ICT services for corporate customers.
TELKOM launched its i-Sure Service
TELKOM kicked off its integrated Service Assurance Center (“i-Sure”), a new service for the corporate market segment, on December 22, 2008. i-Sure is the last installment of the 2008 INFUSION program (Indonesia’s Flexible & Unified Business Solutions). The service helps ensure that corporate customers’ information systems are properly functioning.

In some cases, even before customers report a malfunction, TELKOM’s i-Sure operator has already started working to resolve the problem. i-Sure is aimed at giving corporate customers the peace of mind to operate their business without worrying about systems failure.
TELKOM signed an MoU with NSW-Fujitsu Kons
On December 30, 2008, TELKOM signed a joint venture agreement with the NSW — Fujitsu Consortium for the delivery and installation of the Jaka2ladema Ring Project. The agreement was signed by TELKOM’s IT& Supply Director Indra Utoyo and Gensei Katano from Fujitsu as well as Rudolf Stahl from NWS. With this project, TELKOM will become a nationwide broadband provider. The Jaka2ladema Ring purchase and installation covers Java, Kalimantan, Sulawesi, Mataram and Denpasar. The work will include the installation of a submarine cable that consists of Ring 4,8 and JDCS-DEMACS. The agreement also includes technical support, such as purchase, hardware fabrication, spare parts and supplemental equipment as well as its delivery to the actual location.

Awards in 2008
FEBRUARY
Enterprise Division Earns ISO 9001:2000 and ISO 9004:2000 Certification
On February 27, 2008, TELKOM was recognized for its accomplishments in the field of Quality Management Systems (“QMS”) with recognition of its achievement of ISO 9001:2000 and ISO 9004:2000. This went to TELKOM’s Enterprise Service Division for its TELKOM Business Partner Solution Services and Performance Improvement. The award was presented by the CEO of TUV Rheinland International Indonesia, Mohammad Bascharul Asana, during a seminar on “Achieving Successful Business and Service Excellence through ISO 9004:2000 Implementation.”
MARCH
Jusuf Kalla Presents OHS and Zero Accident Award to TELKOM
TELKOM was recognized yet again for its achievements in its Occupational Health and Safety (“OHS”) Management System (“SMK3”) and Zero Accident record. Indonesia’s Vice President, HM. Jusuf Kalla, presented the awards to TELKOM’s senior leaders at the Vice Presidential Palace in Jakarta on March 12, 2008. Also attending the ceremony were Indonesia’s Minister of Manpower and Transmigration, Erman Suparno and Minister of Internal Affairs, Mardiyanto. In 2008 alone, TELKOM received a total of 25 OHS Management System and Zero Accident awards.
JUNE
TELKOM Receives the 2008 IMAC Award
On June 12, 2008, TELKOM received the Best Corporate Image category award at the 8th Indonesia’s Most Admired Companies Awards 2008. Head of Corporate Communications, Rochiman Sukarno, received the award from Handi Irawan, the Chairman of Frontier Consulting Group. In the category of Telecommunications Company with the Best Corporate Image, TELKOM surpassed its competitors by receiving the highest score of 3,972.
AUGUST
TELKOM named overall winner of the 2007 Annual Report Awards
TELKOM “swept the board” at the 2007 Annual Report Awards (“ARA”) on August 12, 2008. Besides being the overall winner, TELKOM also won 1st place in the Publicly-Traded Non-Financial State-Owned Enterprise category. In giving the award, Finance Minister Sri Mulyani noted TELKOM’s achievement with pride, noting that “If TELKOM can do it, so can others.” She stated that she hoped that TELKOM will continue to win awards and become an example for other State-Owned Enterprises.
TELKOM receives MURI award
On August 19, 2008, Indonesia’s National Records Museum presented TELKOM with an award for its CSR education program. It was noted that TELKOM was the only Indonesian company that has an education program starting from elementary level straight through post-graduate studies. TELKOM also provides full support in education by, among other things, assisting schools through programs like “Internet Goes to School” and “Santri Indigo.”
TELKOM receives Indonesia’s Sustainability Reporting Award
On August 28, 2008, TELKOM, represented by HC&GA Director, Faisal Syam, received the Indonesia Sustainability Reporting Award (“ISRA”) for Best CSR Reporting in 2007. Presented by the National Center for Sustainability Reporting together with Indonesia’s Institute of Accounting and Management. The ISRA is awarded each year to a company that has shown consistently strong commitment in its performance, disclosure and reporting of environmental, social and economic matters and demonstrated its transparency to stakeholders, including both supporters and critics.
TELKOM maintains its position as the overall winner for SOE public relations
TELKOM successfully maintained its title as overall winner in the 2008 recognition of State-Owned Enterprises’ public relations media. TELKOM has been the overall winner for the last two years. The award recognizes innovation and creativity in communicating the organization’s message to the public via print, audio, visual or online media. TELKOM maintained its title as overall winner, winning 2nd place in the print media category (Patriot 135 magazine), 1st place in the poster category, 2nd place in the printed organization profile category, 1st place in the annual report category, 1st place in the merchandise category, 3rd place in the audio-visual category and 2nd place in the website category (http://portal.telkom.co.id).
NOVEMBER
Indra Utoyo, CIO of the Year
TELKOM’s IT & Supply Director, Indra Utoyo, was named CIO of the Year at the Hitachi Data Systems IT Inspiration Awards. Indra Utoyo won the title through a poll taken by senior IT representatives of well-known companies in the Asia Pacific region.
TELKOM was the overall winner in 2008 IFRA
At the 2008 Indonesian Financial Reporting Awards held on November 5, 2008, TELKOM won an award in the overall category. Besides winning the overall position, TELKOM also won first place in telecommunication company category over its competitors.
TELKOM receives 2nd place in the 2008 Telecommunication Awards
TELKOM was named Runner Up at the 2008 Telecommunication Awards. This event was a joint effort by the MoCI and Indonesia’s Telecommunication Regulatory Body.
Rinaldi Firmansyah and TELKOM: Ideal CEO and Company 2008
On November 20, 2008, Rinaldi Firmansyah and TELKOM received the 2008 award for Ideal CEO and Company in the telecommunications sector at the 2008 Ideal CEO & Company Appreciation Night. The award was presented by Warta Ekonomi magazine’s General Manager, Amir Effendi Siregar, and Chief Editor, Muhammad Ihsan.
DECEMBER
TELKOM’s Intranet received 1st place by Perhumas
TELKOM earned recognition from Indonesia’s Public Relations Association when it received 1st place in Ing Griya Competition for the intranet category. Communication Division Manager Regional Division II, Retno Dyah A, received the award on behalf of TELKOM. TELKOM also placed 2nd in the category Company Profile Audio Visual.

CHAPTER 2
REPORT TO SHAREHOLDERS
CHAIRMAN’S REPORT
The year under review continues to show strong growth in the Company’s customer base. The number of subscribers for broadband internet access, fixed wireless, and cellular posted significant annual growth of 168%, 100% and 36%, respectively. However, competitive pressure and regulatory changes adversely affected revenue growth as compared to the previous year. As reported by the President Director, our net income was also negatively affected. Nevertheless, we believe the fundamentals of the Company in terms of market, technology and cash-flow positions can continue to strengthen.
Solid Foundation for Competitive Growth
We continue to dominate the domestic market in our product lines: cellular, fixed wireless, and broadband internet access. We are in the process of developing strategies and programs to turn around the declining trend of our fixed-wireline legacy platform. TELKOM’s greatest strategic advantage is the comprehensive range of products and coverage and the depth of service we can offer. Our capacity and infrastructure provide a strong foundation from which to meet future market demands for greater speed, connectivity and choice.
Technologically, we are making rapid progress towards deployment of our Next Generation Networks, driven by INSYNC (Indonesia Synchronized) and Infusion. These two initiatives are guiding the convergence of networks and IT, which will enable the delivery of multiple services from a single platform, be it mobile devices, personal computers, TV or others. The transformation has already begun, following a successful trial in 2008. This year we will launch triple play, which will deliver IP-based voice, internet access and video on demand from a single platform.
Financially, we continue to maintain a strong cash flow and a very healthy debt to equity ratio. These positions strengthen our ability to raise capital for expansion as and when needed.
In 2008, TELKOM achieved significant progress towards the company’s transformation from a legacy business to a fully-fledged Telecommunication, Information, Media and Edutainment (Education-Entertainment) Based Services (“TIME”) operator. We accelerated our strategic investment in infrastructure and systems for the next generation networks that will drive our business forward. In addition, we continued the transformation of TELKOM’s organizational culture to that of a flexible, talent-oriented company that is focused on excellence.

Strengthening Governance
The Board of Commissioners continues to provide direction and assistance to the Board of Directors in the development of corporate strategic initiatives. At the same time, the Board of Commissioners ensures that the corporate governance is strengthened.
The Board of Commissioners bears responsibility for ensuring that there are sufficient and effective controls in place over the operation and implementation of corporate governance. To exercise this responsibility, we are assisted by three committees: the Planning and Risk Assessment Committee, the Audit Committee and the Nomination & Remuneration Committee.
The Planning and Risk Assessment Committee is responsible for supervising and monitoring the implementation of the Company’s strategic plan. The Committee also performs regular assessments of the Company’s strategic risks and investments.
The Audit Committee plays a crucial role in ensuring that TELKOM maintains the highest standards of compliance with the requirements of two different securities commissions. The Audit Committee ensures that our internal controls are continuously strengthening within the Sarbanes Oxley Act (SOA) framework and has also provided invaluable assistance in enabling TELKOM to extend stringent governance surveillance over all our subsidiaries. Meanwhile, it is also important to point out that the Company has been able to eliminate material weaknesses in its integrated financial report as of December 31, 2008. See “Management’s Report On Internal Control Over Financial Reporting” on page 118.
The Nomination & Remuneration Committee, meanwhile, provides essential support to the Board in ensuring that nominations are guided by a robust, fair and transparent system. Over the year the Board and the Committee have also worked together on improving the remuneration policy for the Directors and senior management to bring it more closely into alignment with corporate multinational practices.
Corporate Social Responsibility and Growth
TELKOM is committed to making a positive contribution to society by supporting and facilitating a variety of educational, social, economic and environmental initiatives. We are working in close collaboration with schools and other facilities to expand access to meaningful learning. In particular, we are leveraging opportunities for broader access to education and information by creating digital communities. Connecting people across the country with access to the internet not only opens up exciting new educational pathways but also provides people with the tools to engage with today’s world rather than being left behind on the wrong side of the digital era.
Students, teachers, government officials and many other members of the community have already benefited from training on computer literacy and how digital communications and information systems can be used in achieving their learning, teaching, training and information sharing and management objectives.
Such initiatives yield mutual benefits. The communities we are dealing with now are TELKOM’s future customers and partners. Even though broadband penetration is still very low, there are already almost 30 million internet users in Indonesia. This indicates that not only is there scope for expansion on a massive scale, but that there is also a vast pool of potential creativity that, if nurtured, will be a valuable resource as the company moves towards the deployment of Next Generation Networks.
As in previous years, TELKOM has also worked to empower and transform communities by providing grants, soft loans and training to small businesses and home enterprises; extending support for community health facilities and health education; supporting clean water, waste management, re-greening and other community-level environmental initiatives; and providing practical support to communities to help them recover and rebuild in the wake of natural disasters, whether they affect tens or thousands of people. At the same time we are striving to manage our own environmental footprint by addressing issues such as electricity consumption and electromagnetic emissions.

A Change in the Board Membership
We would like to put on record our thanks and appreciation to Mr. Anggito Abimanyu, who resigned after serving over four years as a member of the Board of Commissioners. We will definitely miss his contribution.
We were pleased to welcome our new Commissioner onto our Board. Supported by strong credentials and an academic background in the IT industry, Bobby A.A. Nazief brings a wealth of knowledge and a refreshing perspective to the table. We look forward to his contribution over the coming years.
Outlook
We believe that telecommunications and information will continue to be a major growth industry in Indonesia. Our innovation and investment strategies are therefore based on a long-term vision of our place in this rapidly evolving sector, and ensuring that TELKOM continues to position itself as the leader in the business. The company’s fundamentals are strong and we have a clear road map for our transformation from a traditional fixed wireline business to the country’s leading provider of converged information and communication services. While we recognize that periodic downturns will inevitably occur, overall, we are confident that with the Company’s strong fundamentals in market share, technology and cash-flow positions, we will continue to take advantage of the growing market opportunities in Indonesia.
The challenge for the future is to fully transform TELKOM into a customer-focused company with the right technology and organization structure that will allow for people to work effectively together. The initiative to transform the organization carried out by the Board of Directors is aimed at providing such a structure with the appropriate competencies in our people.
We are confident that the Board of Directors will continue to work as a team to implement and carry out all the strategic initiatives that the Company has developed. The Board of Commissioners has been able to work in synergy with the Board of Directors in developing strategies and in providing guidelines and direction for carrying out those strategies. In the meantime, the Board of Commissioners has been effectively carrying out its supervisory role on behalf of the stakeholders.
Tanri Abeng
President Commissioner

REPORT FROM THE PRESIDENT DIRECTOR
This year, 2009, is a threshold to an exciting new era in telecommunications and information technology. By capturing and creating opportunities presented by advances in technology, in line with the industry and technology evolutions and the change in customers’ lifestyles and requirements, we are transforming our business to telecommunications, information, media and edutainment. This is a major undertaking, something that we do with confidence. There are three key reasons for this.
Firstly, TELKOM continues to maintain a position of financial strength. We have seen strong growth in our subscriber base. Our capacity has increased on the back of significantly higher absorption of investment compared to the previous year. We built more infrastructure and invested more in our GSM and CDMA business in 2008 than in the previous five years combined, and with lower costs, we achieved a similar acceleration in investment in our broadband and cellular businesses as well. These results were despite the challenging environment in 2008. A combination of tight competition and regulatory pressure brought interconnection charges down by almost 17% which negatively affected our profitability. Net profits fell by 17% from the previous year. Revenue, however, continued to grow, from Rp.59.4 trillion in 2007 to Rp.60.7 trillion at the end of 2008, as we attracted and retained subscribers. The state of our cash flow and key ratios remain strong, as reflected in our share price, which decreased by 32%, compared to the average industry decline of more than 50% and the 52% drop in the IDX Index.
Secondly, we have a clear strategy. Our vision is to become the leading InfoComm player in the region so that we can provide our customers with the superior convenience, quality, speed and versatility they need in our increasingly interconnected world. In order to achieve this, we must maintain our legacy business while making the transition to deliver growth in the new wave market.
Thirdly, we have a proven track record in delivering excellent service and value, which is reflected in our share of the market. This commitment to excellence is at the core of each of our products and services.
Scope for growth
The landscape in which we operate is changing rapidly. With teledensity penetration rates now over 70%, the traditional telecommunications market is almost saturated. While this will slow down overall growth going forward, some products—broadband, for example—are still in the high growth phase. Competition will intensify as operators fight for a dwindling pool of customers, and this, in the current economic crisis, will likely hasten the pace of consolidation among the smaller operators. In this transformational environment, TELKOM, with our comprehensive range of value-added products and services and advanced infrastructure, is uniquely positioned to deliver a seamless, reliable customer experience, which we expect will strengthen our position at the forefront of the market.
Some of our key indicators in 2008 provide a good illustration of the state of the business and how it is being influenced by changes in people’s lifestyles. While we experienced negative growth in fixed wireline subscribers and revenue, 1% and 13%, respectively, which was becoming the industry trend, our other services and products are growing positively, such as broadband subscriber base, through TELKOMSpeedy, which grew from approximately 241,000 to approximately 850,000, including 205,000 for education and trial purposes only, easily surpassing our target. Over the same period, CDMA-based TELKOMFlexi subscribers grew by over 100%, corporate customers increased by more than 50% and cellular subscriptions, served through our subsidiary, Telkomsel, were up by 36.4%. We believe that this may just be the beginning.
Bringing you excellence
The theme of this year’s report is Bringing You Excellence. At the core of what we do is connecting our customers with fast, reliable, flexible and responsive solutions that will help them to engage with people, information and entertainment, whenever and wherever they want it. This year, we have focused on raising and maintaining standards of excellence by anticipating the rapid and parallel evolutions in technology and lifestyle priorities.
Increasingly, people are demanding more mobility and versatility from their communications devices. The traditional ‘home’ telephone can no longer fulfill those needs. Changing lifestyles have prompted a seemingly irreversible migration to cellular and other mobile options, and this has impacted our fixed line business, as noted above. TELKOM still has more than a 90% share of this vast market, however, and traditional telephony will continue to be a principal revenue stream for some time to come, which is why maintaining this legacy business is a key element of our strategy. We plan to do this by leveraging quality, reliability and responsiveness, and by replacing and updating much of our traditional fixed line infrastructure to support exciting new developments such as triple play, which will enable delivery of voice, data and video through a single platform. Having successfully completed internal trials during the second half of 2008—ahead of schedule—triple play is expected to be launched commercially in 2009.
While we expect fixed wireline services to remain the mainstay of our business in the immediate future, we are aggressively advancing the growth of our new wave services, which are revolutionizing the array of options for communicating and sharing information through multimedia platforms. New wave technologies have evolved rapidly over the last decade and are altering the way we communicate with each other, access entertainment and work. Although we made substantial strategic investment in the necessary infrastructure in 2008, including strengthening the national IP backbone, we recognize that the ability to develop and deliver creative content is key to providing the value added services that today’s customers need whether they are teenagers or company directors, farmers or designers. We are now laying the foundations to ensure that we have access to that creativity, not only within our own organization but also through acquiring and incubating more content service and solution partners.
We are also harnessing the power of technology to transform our own organization. INFUSION is our business systems integration initiative, which is bringing all our network management, billing, customer and product divisions under a standardized system. With the foundations for INFUSION completed in 2008, we are looking forward to significantly improved efficiency, flexibility, reliability and speed, which will result in more proactive and greater service assurance for all our customers.
Improving cost competitiveness
Given the scale of the global economic crisis, we will need to proceed with some caution. The fall in commodity prices will undoubtedly have an effect beyond the urbanized areas of the country. Foreign exchange losses will also influence our accounting, while we can expect a slowing down of growth rates overall.
To our knowledge, TELKOM is the only domestic telecommunications operator with a positive free cash flow. We believe our balance sheet and financial fundamentals are strong compared to our competitors. Our strong presence throughout Indonesia makes it easier for us to reach new subscribers. We completed the bulk of the investment we need to execute our strategy when prices were relatively low. Finally we have maintained a strong market share. We therefore expect to be able to recapitalize quickly when the market recovers.
Nevertheless, we recognize that managing costs will be critical if we are to stay ahead, even though our margins currently compare favorably to those of other operators. As we entered the crisis, we assembled a task force to review our overall costs and identify steps we can take to make us more cost competitive. These measures will complement the efficiency drives we have implemented with some success in recent years, particularly in personnel. Our early retirement program that has been in place since 1995 streamlined our workforce by more than 16,000. In addition, over the next few years we will be reassigning more people from our legacy divisions to the new wave divisions, which is where we believe the future of the business lies.
Regulation
In the coming years it will be essential for regulation to keep pace with the rapid rate of evolution in the InfoComm field. We will need to do our part to ensure that the playing field is kept level and that the interests of our stakeholders are fairly represented. To this end we have maintained a positive dialogue with regulators. In the past TELKOM, as a leader in this market, felt the effects of some of the new policies more keenly than other similar service providers. However, with the market already competitive and among the lowest priced in the world, we expect there to be less regulatory pressure on pricing in 2009. The key area for concern now is the prospect of increasing regional regulation that could impact our ability to deploy new towers when we need them.
Corporate governance
We are pleased to report that TELKOM won awards for our 2007 Annual Report and Sustainability Report. We believe that this reflects the efforts we have put in over the last two years in particular to strengthen compliance, internal controls and transparency. We continue to strive for improvement in all aspects of governance, and in 2008, we pioneered electronic auctions for purchase, which has provided further assurance that the process is now completely transparent and objective.

Looking ahead
Our long-term vision is to become the most competitive InfoComm player in Indonesia. We have already completed much of the transformation of our networks, infrastructure and culture that will take us there. While the global financial crisis will certainly pose challenges over the coming year, we are optimistic that our strong fundamentals will allow us the flexibility to continue to focus on improving quality and reliability, increasing capacity, expanding our coverage and continuously innovating.
On behalf of my colleagues on the BoD, I would like to thank our BoC for their collaboration, support and guidance throughout the year. To all TELKOM’s stakeholders, and especially our customers, I would like to express our deepest appreciation for your continued loyalty and commitment to our transformation, and assure you that, in turn, we will uphold our commitment to leadership in coverage, quality, reliability so that we can continue to bring excellence to our customers, shareholders, partners and the public.
Rinaldi Firmansyah
President Director

CHAPTER 3
BUILDING EXCELLENCE: TELKOM’S 2008 OVERVIEW
TELECOMMUNICATIONS INDUSTRY IN INDONESIA
Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As was the case in other developing countries, the expansion and modernization of the telecommunications infrastructure played an important role in the country’s general economic development. Moreover, the nation’s large population and rapid economic growth have led to significant demand for telecommunications services.
The Government exerts regulatory authority over the telecommunications sector, primarily through the MoCI. The Government has historically permitted a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate the development of telecommunications facilities and infrastructure. The regulatory reforms embodied in regulations that came into effect in September 2000 were intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry. At that time, the deregulation of the telecommunications sector was closely linked to the national economic recovery program supported by the International Monetary Fund (“IMF”).
Fixed line penetration is low in Indonesia when measured against international standards. According to a TELKOM internal study, as of December 31, 2008, Indonesia had an estimated fixed line penetration (including fixed wireless subscribers) of 13.1% and an estimated cellular penetration of 60.0%.
We believe that there are a number of significant trends in the telecommunications industry in Indonesia. These include:
•	Continued growth. We believe that the telecommunications industry will continue to grow, as continued development of Indonesia’s economy is expected to increase demand for telecommunications services.

•	Migration to wireless networks. We anticipate that wireless services will become increasingly popular as a result of wider coverage areas and improving wireless network quality, declining handset costs and the proliferation of prepaid services.

•	Increasing competition. We anticipate an increasingly competitive Indonesian telecommunications market as a result of the Government’s regulatory reforms.
REGULATIONS
Overview
The framework for the telecommunications industry is comprised of specific laws, government regulations and ministerial decrees enacted and issued from time to time.
The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s policy on Telecommunications,” contained in Ministry of Communications (“MoC”) Decree No. KM 72 of 1999 dated July 20, 1999. This was intended to:
•	increase the sector’s performance in the era of globalization;

•	liberalize the sector with a competitive structure by removing monopolistic controls;

•	increase transparency and predictability of the regulatory framework;

•	create opportunities for national telecommunications operators to form strategic alliances with foreign partners;

•	create business opportunities for small and medium enterprises; and

•	facilitate new job opportunities.
Current telecommunications law is embodied in Law No. 36/1999 (“Telecommunications Law”), which became effective on September 8, 2000.

Telecommunications Law
The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition. The Telecommunication Law establishes substantive principles. Detailed provisions implementing the Telecommunications Law are provided in the regulations, ministerial decrees and decrees of the DGPT.
The Telecommunications Law eliminated the concept of “organizing entities,” ending TELKOM’s and Indosat’s status as organizing entities with responsibility for coordinating domestic and international telecommunications services, respectively, for the industry. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.
The Government is an impartial policy maker and supervisor of the telecommunications sector. To ensure transparency in the regulatory process under the Telecommunications Law, an independent regulatory body was established in July 2003 to regulate, monitor and control the telecommunication industry. The Indonesian Telecommunications and Regulatory Body (“ITRB”) comprises officials from the DGPT and the Committee of Telecommunication Regulations and is headed by the Director General of Post and Telecommunication Services. MoC Decree No. 67/2003 stipulated the relationship between the MoC, from which telecommunications regulatory responsibility was transferred to the MoCI in February 2005, and the ITRB. As part of its regulatory function, the ITRB is authorized to (i) carry out the selection or evaluation for licensing of telecommunications networks and services in accordance with the MoCI’s policy, and (ii) propose to the MoCI about the operation performance standards for telecommunications networks and services, service quality standards, interconnection charges and equipment standardization. As part of its monitoring function, the ITRB is authorized to monitor and is required to report to the MoCI on (i) the implementation of the operation performance standards for telecommunications networks and services, (ii) the competition among network and service operators, and (iii) compliance with the utilization of telecommunication equipment in accordance to the applicable standards. As part of its controlling function, the ITRB is also authorized to control and required to report to the MoCI regarding (i) the facilitation of any dispute resolution among network and service operators, and (ii) the control of the use of telecommunications equipment and implementation of service quality standards. Decisions of the ITRB are in the form of a DGPT decree.
New Service Categories
The Telecommunications Law organizes telecommunications providers into three categories: (i) telecommunications network providers; (ii) telecommunications services providers; and (iii) special telecommunications providers. Licenses are required for each category of telecommunications service. A telecommunications network provider is licensed to own and/or operate a telecommunications network. A telecommunications service provider is licensed to provide services by leasing network capacity from other network providers. Special telecommunications licenses are required for providers of private telecommunications services for purposes relating to broadcasting and national security interests. MoC Decree No. KM 20/2001 (amended by Decree No. KM 29/2004) and MoC Decree No. KM 21/2001 (as amended by Decree No. KM 30/2004) implement the provisions of the Telecommunications Law regarding these new categories of telecommunications network and services operations.
Law No. 11/2008 concerning electronic information and transactions provides the means by which TELKOM may expand its business in information and electronic transactions, including e-payment. Regulations to implement this law have not yet been brought into force.
Competition
Despite the termination of exclusivity rights, the Government does not prohibit or discourage operators from attaining a dominant position with regard to the telecommunications services. The Government, however, does prohibit operators from abusing a dominant position. In March 2004, the MoC issued Decree No. 33/2004 (adopted pursuant to Law No. 5/1999, preventing monopolies and unfair competition), which sets forth measures to prohibit the abuse of their dominant position by network and service providers. Dominant providers are determined based on factors such as scope of business, coverage area of services and whether one controls a particular market. Specifically, the Decree prohibits a dominant provider from engaging in practices such as dumping, predatory pricing, cross-subsidies, compelling consumers to use such provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discrimination against specific providers).
Interconnection
Subject to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity.” Interconnection fees have to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. In February 2006, MoCI issued Regulation No.8/Per/M.KOMINFO/02/2006, which mandated a cost-based interconnection tariff scheme for all telecommunications network and services operators. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge based on a cost-based formula.
Pursuant to Regulation No.8/Per/ M.KOMINFO/02/2006 and ITRB Letter No. 246/BRTI/VIII/2007 dated August 6, 2007, we submitted an update to our Reference Interconnect Offer (“RIO”) to ITRB on October 26, 2007, which covers adjustments for operational, configuration, technical and service offerings. In December 2007, TELKOM and all network operators signed new interconnection agreements that replaced all interconnection agreements between TELKOM and other network operators including amendments of all interconnection agreements signed in December 2006. These agreements address the requirements under TELKOM’s RIO.
On February 5, 2008, the Government issued a regulation mandating tariff adjustments to the cost-based interconnection tariff regime. Pursuant to the regulation, TELKOM and Telkomsel, along with 10 other Indonesian telecommunication service providers, were required to make adjustments by April 1, 2008, in order to comply with the new interconnection tariff scheme. Each operator was also required to propose an updated RIO. TELKOM submitted its RIO on February 26, 2008 and it was approved by the DGPT under Decree No. 205/2008, dated April 11, 2008 regarding the approval on operator’s RIO with operating revenue at least 25% of total revenue.
DLD and IDD Services
We were granted the authority to use “007” as our IDD access code. Our December 2005 interconnection agreement with Indosat enables customers of these two networks to make fixed line calls on the other service provider’s network, and allow Indosat’s mobile customers to access our IDD service by dialing “007”.
In May 2005, the MoCI issued Decree No. 6/2005 that authorized the use of the three digit access code in the form of “01X” and “0” access code for access to DLD services. The “0” access code is used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code is being implemented gradually in local areas in which we have technical capabilities to support such services.
In December 2007, the MoCI issued Decree No.43/2007 that established access code implementation phases. TELKOM was able to start its “01X” long-distance services in April 2008 in Balikpapan and, subject to certain conditions, in all remaining areas by September 27, 2011. However, this Decree also requires that we implement DLD fixed wireline or fixed wireless network access to other operators before such deadlines if Indosat or other licensed operators achieve certain customer base thresholds. Under the Decree, we would be required to open our fixed wireless network access to Indosat and other licensed operators upon Indosat or other licensed operators achieving a customer base equivalent to 30% or 15%, respectively, of TELKOM’s fixed wireless customer base. We were required to open our fixed wireline and fixed wireless network access upon Indosat or other licensed operators achieving a customer base for fixed wireless terminal services equivalent to 15% of TELKOM’s combined fixed wireline and fixed wireless customer base.
In September 2007, the MoCI issued an IDD license to Bakrie Telecom, with international access code “009”. On December 16, 2008, the MoCI issued a DLD license to Bakrie Telecom increasing the number of DLD operators to three. As a result, the other operators, TELKOM and Indosat, are required to unlock their DLD Access Code for local fixed wireline network operators in area codes that meet the threshold line in service (“LIS”) requirements.
Convergence
TELKOM, Telkomsel and Indonusa (TELKOM Group) were appointed to carry out the field testing of digital mobile TV. The results will be used as a foundation in the formation of mobile TV regulations. This will be TELKOM Group’s first step in acquiring a license to be a mobile TV operator.
The MoCI supports TELKOM’s plan to offer IPTV services; however it needs a solid foundation based on convergence regulations. Since the regulation is not quite ready, there will be an interim law so that IPTV can be immediately launched where the market’s demand is mounting.
Indonesian Telecommunications Regulatory Body (ITRB)
The ITRB, established in 2003 as the implementation agency of the Telecommunications Law. The ITRB is authorized to regulate, monitor and control the operations of the telecommunications sector. The ITRB consists of officials from the DGPT and the Committee of Telecommunication Regulations. The establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to become primarily the industry’s licenser and regulator.
The Telecommunication Traffic Clearing System (“TTCS”), also established in 2003, assists the ITRB in the performance of its functions and is responsible for all interconnection matters. ITRB, through the TTCS, will obtain data about the profile of interconnection traffic among operators to ensure transparency in the charging of interconnection fees. The actual operation of the TTCS is undertaken by PT Pratama Jaringan Nusantara, a private entity which is intended to act under the supervision and control of the ITRB. As of the date of this Annual Report, the TTCS has not commenced operations.
Consumer Protection
Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. Customers injured or damaged by negligent operations to file claims against negligent providers.
With the many advancements in telecommunication services, TELKOM has to pay special attention to its customer service quality. Regulations in respect to Telecommunication Consumer Protection provide a regime for oversees consumers’ rights and obligations as well as telecommunication operators’.
Universal Service Obligations
All telecommunications network operators and service providers are bound by a USO that requires them to make contribution toward providing universal telecommunication facilities and infrastructure or other forms of compensation. USO amounts we paid are as follows: Rp.383.8 billion for the fiscal year 2006; Rp.438.5 billion for the fiscal year 2007; and Rp.462.5 billion for the fiscal year 2008. For further information, see Note 49h to our consolidated financial statements.
Implementing Regulations
The Government has issued several implementing decrees and regulations regulations relating to the Telecommunications Law and other laws. The table on page 41 identifies each and illustrates the licenses that we hold, the products that we offer and the laws, regulations and decrees that provide for each. The licenses that we hold include type of arrangement (Network, Service and Exclusive Telecommunications), service agreement, fundamental technical plan, standardized hardware, standard service and network quality, resource usage allocation (numbering and spectrum frequency), interconnection, basic rate and joint facilities (towers).
Satellite regulation
The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia such as for the use of orbital slots and radio frequencies, the placement and operation of our satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union.

Fixed Wireline and Wireless regulation
A March 2004 MoC Decree provides that only fixed network operators holding licenses issued by the MoC and using radio frequency access networks may offer fixed wireless access service. In addition, this decree states that each fixed wireless access provider must provide basic telephony services. However, a fixed wireless access provider can only provide fixed wireless access service within its designated area code. Further, fixed wireless access service may not incorporate roaming features. Under an auto mutation feature, customers may make and receive calls only on their fixed wireless access phones using a different number with a different area code.
COMPETITION
Fixed Wireline and Fixed Wireless
Historically, we had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated our monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. In May 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya in May 2004, and in Jakarta in July 2004, thereby creating a “duopoly system” in Indonesia fixed line domestic telecommunications market. From January 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its own fixed line network and its interconnection arrangements with us. Based on the interconnection agreement between us and Indosat dated September 23, 2005, we agreed to open interconnection with Indosat’s local fixed line service in certain areas such as Jakarta, Surabaya, Batam, Medan, Balikpapan and Denpasar. To date, Indosat has expanded the coverage of its local fixed network to major areas in Sumatra, Java, Bali, Kalimantan and Sulawesi. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004.
Our fixed line services also faces direct and indirect competition from other fixed wireline and fixed wireless service providers, such as PT Bakrie Telecom (formerly Ratelindo) and PT Batam Bintan Telecom, mobile cellular services, fixed cellular services, short messaging service (“SMS”), Voice over Internet Protocol (“VoIP”) services and e-mail. We expect that the increasing uses of these services may adversely affect future demand for our fixed line services.
Cellular
As of the date of this Annual Report, the cellular market in Indonesia is dominated by Telkomsel, Indosat and Excelcomindo. These three nationwide cellular operators collectively had over 92.0% of the Indonesian cellular market (full mobility). The number of full-mobility cellular subscribers in Indonesia totaled approximately 93.1 million at the end of 2007 and approximately 138.8 million at the end of 2008, representing an annual growth rate of approximately 49.1% during that period. Despite this, the cellular penetration rate in Indonesia, at approximately 60% at the end of 2008, has remained relatively low compared to many other countries. During recent years, competition among cellular operators has intensified.
GSM mobile cellular operators compete principally on the basis of pricing, brand, network coverage, netwtork quality, distribution, technology, value-added services and service quality. We believe that Telkomsel is able to compete effectively in the Indonesian cellular market due to the high network quality and coverage of its mobile cellular network and the strength of its brand name.
Our CDMA-based fixed wireless phone service, TELKOMFlexi, offers limited mobility and charges customers at public switch telephone network (“PSTN”) tariff rates that are substantially lower than tariffs for cellular services. It may also offer a competitive alternative outside GSM services.
As of December 31, 2008, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 65.3 million cellular subscribers and a market share of 47% of the full-mobility cellular market. The second and the third largest providers were Indosat and Excelcomindo, which have a market share of 26% and 19%, respectively, based on the estimated number of subscribers as of December 31, 2008. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia bringing the total number of operators to over 10.

The following table sets out summary information as of December 31, 2008 on each of the three leading nationwide licensed GSM mobile cellular operators:
Nationwide Licensed GSM Mobile Cellular Operators in Indonesia

Operator
	Telkomsel	Indosat	Excelcomindo
Launch date	May 1995	November 1994(2)	October 1996
2G Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	25 MHz
3G Licensed frequency bandwidth (2.1 GHz)	5 MHz	5 MHz	5 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Information not available	Information not available
Market share (as of December 31, 2008)(1)	47.0%	26.0%	19.0%
Subscribers (as of December 31, 2008)(1)	65.3 million	36.5 million	25.6 million

(1)	Estimated, based on statistics compiled by TELKOM.

(2)	In November 2003, Indosat and Satelindo merged, and Indosat took over Satelindo’s cellular operations.
IDD
In August 2001, the Government, through the DGPT, announced the early termination of Indosat’s exclusivity rights for IDD. The announcement stated the Government’s intention that we could receive a commercial license to provide IDD services by the end of 2003. Although we only received our commercial license in May 2004, we had made the necessary preparations to provide IDD services even prior to the receipt of such license and in June 2004, we began offering IDD fixed line services to customers. We have upgraded some switching to have International Gateway capabilities in Batam, Jakarta and Surabaya. These gateways have received certificates of operation (certificate ULO) from the DGPT. In order to connect with overseas operators, we built two microwave links to connect Batam-Singapore and Batam-Pangerang (Malaysia). In addition, we, SingTel Mobile and CAT developed the TIS submarine cable system in 2003 connecting Batam, Singapore and Thailand. We also signed an agreement with Telekom Malaysia Berhad for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), which was completed in December 2004. We also extended our international cable by purchasing bandwidth capacity to connect with Hong Kong and utilized this capacity to connect to the other countries, such as the United States. We also completed developing the ground segment to connect to the Intelsat Satellite in December 2004. These preparations allowed us to begin offering customers IDD fixed line services in June 2004.
VoIP
We formally launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. Besides us, Excelcomindo, Indosat, Atlasat, Gaharu, PT Satria Widya Prima, Primedia Armoekadata and Jasnita Telekomindo provide VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through the internet as well as from software that allows PC-to-PC voice communications through the internet. VoIP operators offering international services also compete with IDD operators, such as Indosat and, beginning in June 2004, TELKOM.
VoIP operators compete primarily on the basis of pricing and service quality. Certain VoIP operators have started offering services such as budget calls and prepaid calling cards, which are expected to result in greater competition among VoIP operators and other IDD service providers.
Satellite
In recent years, competition in the Asia-Pacific satellite business has become more intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is not strictly regulated and in practice operates in accordance with an “open-sky” policy. This means that Indonesian satellite operators must compete with foreign satellite operators.

Other
In the last three years, competition in multimedia, internet, and data communications related services has become more intense due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. We expect competition will continue to become more intense. Multimedia, internet and data communications-related service providers in Indonesia compete principally on the basis of price, range of services provided, network quality, network coverage and customer service quality.
LICENSES
The Telecommunications Law requires telecommunication network operators and telecommunication service operators, including us, to obtain licenses to operate telecommunications networks and provide telecommunications services.
The following table summarizes the licenses that we hold for our various products, together with the authorizing law, decree or directive.
Fixed wireline and fixed wireless
TELKOM’s Modern License permits us to provide local, domestic and international long-distance fixed line services. The license does not have a set expiry date, but it is evaluated every five years.
Cellular
Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network, use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.
Third-Generation Mobile Telecommunications System (“3G”)
In February 2006, the Government conducted the tender for three radio frequency spectrum licenses of 2.1 GHz, each having a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate nation-wide 3G cellular telecommunication network in Indonesia. The winning bidders would become the operators of 3G cellular telecommunication networks along with two existing license holders (HCPT and PT Lippo Telekom (Natrindo Telepon Selular)) that had received the 3G licenses through a competitive bid in 2003.

In February 2006, 3G licenses were awarded to Telkomsel, Indosat and Excelcomindo. As winning bidders, Telkomsel, Indosat and Excelcomindo are subject to an upfront fee of up to 200% of the bidding price, payable within 30 business days of the award. Telkomsel, Indosat and Excelcomindo are also subject to a radio frequency spectrum usage fee based on certain formula. See Note 2j and 50d (ii) to our consolidated financial statements.
IDD
As part of our Modern License, we began to provide IDD services in May 2004.
VoIP and ISP
A Modern License enables us to provide VoIP services and ISP services, as well as provide data communications services.
Network access provider
We hold a license to provide internet interconnection services. The validity time of this license is unlimited, but it will be evaluated every five years.
TARIFFS AND INTERCONNECTION CHARGES
The Government divides tariffs into two categories: provision of telecommunications services and telecommunications networks.
The MoCI regulates prices and the amount we can charge based on a tariff formula for telecommunications services in Indonesia. Telecommunications operators may set the amount of tariff. In this regard, our operating business units have authority to make adjustments in prices based on specific guidelines as stipulated by the directors of our Company.
Fixed Wireline Tariffs
The current tariffs chargeable by us are as follows:
Installation and Monthly Charges:

Access
charges	Business	Residential	Social
	(Rp.)	(Rp.)	(Rp.)
Installation	175,000 - 450,000	75,000 - 295,000	50,000 - 205,000
Monthly Subscription	38,400 - 57,600	20,600 - 32,600	12,500 - 18,500
Usage Charges:

	Price per Pulse	Pulse Duration
	(Rp.)
Local
Up to 20 km	250	3 minutes (off peak) and 2 minutes (peak)
Over 20 km	250	2 minutes (off peak) and 1.5 minutes (peak)
Domestic Long-Distance

	Price Per Minute	Rounding Time Block Duration
(Rp.)
0-20 km	83 - 122	1 minute
20-30 km	122 - 163	1 minute
30-200 km	320-1,100	6 seconds
200-500 km	320-1,770	6 seconds
Over 500 km	320-2,100	6 seconds
For further information about our fixed line tariffs, see Note 49a to our consolidated financial statements.

Fixed Wireless Tariffs
Tariffs charged to fixed wireless subscribers are reported as fixed line revenues. We offer both postpaid and prepaid fixed wireless services.
a.	Postpaid. Postpaid subscribers pay a one-time activation charge of Rp.25,000 and a monthly charge of Rp.30,000. Usage charges for postpaid subscribers are as follows:
Usage Charges:

	Price per Unit	Time Unit
	(Rp.)
Flexi to Flexi:
Local	49	1 minute
SLJJ	300	30 seconds

Flexi to PSTN / OLO Fixed Line
Local	150	1 minute
SLJJ	600	30 seconds

Flexi to Mobile Cellular:
Local	550	1 minute
SLJJ	625	30 seconds

Flexi to Mobile Satellite (Byru)	3,850	30 seconds
For SMS, postpaid subscribers are charged Rp.75 per message for Flexi to Flexi, Rp.136 for Flexi to other operators and Rp.450 for Flexi to International. For internet access via PDN or WAP (using #777), postpaid subscribers are charged Rp.200 per minute or Rp.3 per Kbps. Postpaid subscribers who use internet access via wireless dial-up (using 080989999) are charged Rp.150 per minute.

b.	Prepaid. Usage charges for prepaid subscribers, excluding VAT of 10%, are summarized as follows:
Usage Charges:

	Price per Unit	Time Unit
	(Rp.)
Flexi to Flexi:
Local	49	1 minute
SLJJ	341	30 seconds

Flexi to PSTN / OLO Fixed Line
Local	227	1 minute
SLJJ	682	30 seconds

Flexi to Mobile Cellular:
Local	709	1 minute
SLJJ	727	30 seconds

Flexi to Mobile Satellite (Byru)	3,850	30 seconds
For SMS, prepaid subscribers are charged Rp.91 per message for Flexi to Flexi, Rp.150 per message to other operators and Rp.455 per message for Flexi to International. For internet access via PDN, prepaid subscribers are charged Rp.220 per minute or Rp.5 per Kbps. Prepaid subscribers who use our internet access via wireless dial-up and WAP are charged Rp.300 per minute and Rp.5 per Kbps, respectively.
IDD Tariffs
Tariffs for IDD calls are set by service providers and subject to specified maximum limits established by the Government. As of the date of this Annual Report, our IDD tariffs are as follows:

Region	Price Per Minute	Rounding Time Block Duration
(Rp.)
Africa	5,090 - 6,440	6 seconds
Americas and Caribbean	5,090 - 7,470	6 seconds
Asia and Oceania	4,410 - 9,630	6 seconds
Europe	5,090 - 9,630	6 seconds
Middle East	5,090 - 8,460	6 seconds
Cellular Tariffs
a.	Postpaid Tariffs

For information related to our post-paid mobile cellular telephone tariffs, see Note 49b to our consolidated financial statements. Usage tariffs charged to subscribers are as follows:

	Price Per Minute		Rounding Time Block
	kartuHALO	HALOhybrid	Duration
	(Rp.)	(Rp.)
Mobile Cellular to Mobiler cellular:
Local	650 - 750	650 - 750	20 seconds
Domestic Long Distance	650 - 1,200	850 - 1,200	15 seconds

Mobile cellular to Fixed Line:
Local	650	650	20 seconds
Domestic Long Distance	1,200	1,200	15 seconds

International Long-Distance:
Group I	4,410		6 seconds
Group II	4,640-5,060		6 seconds
Group III	5,260-5,620		6 seconds
Group IV	6,440		6 seconds
Group V	6,640-7,470		6 seconds
Group VI	7,520-8,460		6 seconds
Group VII	8,560-9,630		6 seconds

*	Promo tariff on IDD using prefix 007 for all Telkomsel users Rp.4,400 per minute valid until February 28, 2009.
b.	Prepaid Tariffs

For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charges for postpaid services. Telkomsel charged its prepaid customers (simPATI/Kartu As) usage charges as follows:

	Price Per Minute			Rounding Time Block Duration
	(Rp.)
	simPATI Ekstra	simPATI PeDe*	Kartu As	simPATI Ekstra	simPATI PeDe*	Kartu As
Calls within Telkomsel:
Local	1,500	900	1,200	30 seconds	per second	per second
Domestic Long-Distance
Zone 1	1,500	900	1,200	30 seconds	per second	per second
Zone 2	1,500	900	1,200	30 seconds	per second	per second
Calls to other cellular:
Local	1,600	1,500	1,800	30 seconds	per second	per second
Domestic Long-Distance
Zone 1	2,000	1,500	1,800	30 seconds	per second	per second

	Price Per Minute			Rounding Time Block Duration
	(Rp.)
	simPATI Ekstra	simPATI PeDe*	Kartu As	simPATI Ekstra	simPATI PeDe*	Kartu As
Zone 2	2,000	1,500	1,800	30 seconds	per second	per second
Calls to fixed line/fixed wireless:
Local	900	900	1,800	30 seconds	per second	per second
Domestic Long-Distance
30-200 km	1,800	2,100	1,800	30 seconds	per second	per second
200-500 km	1,800	2,100	1,800	30 seconds	per second	per second
Over 500 km	1,800	2,100	1,800	30 seconds	per second	per second
International Long-Distance:
Group I-III	7,300	7,300	7,300	15 seconds	15 seconds	15 seconds
Group IV-VII	11,300	11,300	11,300	15 seconds	15 seconds	15 seconds
•	Promotional program for simPATI PeDe is valid until June 30, 2009 with terms and conditions as follows:

On-network:

	00:00-05:59	=	Rp.15/sec at the first 10 seconds, Rp.0.5/sec applies afterwards. No cyclic scheme.

	06:00-11:59	=	Rp.15/sec at the first 30 seconds, Rp.0.5/sec applies afterwards. No cyclic scheme.

	12:00-17:59	=	Rp.15/sec at the first 90 seconds, Rp.0.5/sec applies afterwards. No cyclic scheme.

	18:00-23:59	=	(Java, Bali & Nusa Tenggara Barat)

Rp.15/sec at the first 130 seconds, Rp.0.5/sec applies afterwards. No cyclic scheme.

		=	(Sumatera, Kalimantan, Sulawesi, Maluku, Papua & Nusa Tenggara Timur)

Rp.15/sec at the first 130 seconds, Rp.0.5/sec applies until minute 13. Cyclic scheme applies.
Off-network:

Other operators = Rp.25/sec at the first 120 seconds, Rp.0.5/sec applies until minute 5. Cyclic scheme applies.

PSTN (local) = Rp.15/sec at the first 120 seconds, Rp.0.5/sec applies until minute 5. Cyclic scheme applies.

PSTN (non-local) = Rp.35/sec at the first 120 seconds, Rp.0.5/sec applies until minute 5. Cyclic scheme applies.

simPATI Talkmania offers 1.5 hours free voice call to all Telkomsel numbers from 01.00 - 18.00 with Rp.2,000 - Rp.3,000, daily registration required from 01.00 - 16.30.

•	Promotional program for Kartu As subscribers with Rp.13/second to all operators, valid until January 31, 2009

Kartu As customers can get 1 minute free after 1 minute on-net usage (for voice and video call) with Rp.13/second tariff, the scheme repeats.

SMS packages ranging from Rp.1,000 for 50 SMS (valid from 00.00 - 18.00) and Rp.5,000 for 100 SMS (valid for 5 days).
Leased Line Tariffs
The Government controls the format, type, rate structure and the tariff formula for network lease through the issuance of a series of decrees.
The following table highlights the leased line tariffs, effective from April 24, 2008 and onwards.

Tariff
(Rp.)
Installation charge
Customer access	2,400,000 - 30,000,000(1)
Monthly subscription charge
Point to Point
Local (or up to 25 km)	1,750,000 - 88,650,000(2)
Inter-local (over 25 km)	5,600,000 - 3,893,100,000(3)
End to End
Local (or up to 25 km)	4,500,000 - 165,650,000(4)
Inter-local (over 25 km)	8,350,000 - 3,970,100,000(5)

(1)	Price differs by speed.

(2)	Price differs by speed and region.

(3)	Price differs by speed and region.

(4)	Price differs by speed and region.

(5)	Price differs by speed and region.
VoIP Tariffs
VoIP operators, based on cost, may freely determine charges for VoIP services. We launched our VoIP services which, as of the date of this Annual Report, consists of TELKOM Global-01017 and its lower-cost alternative TELKOMSave.
Satellite Tariffs
Maximum annual tariff is U.S.$1.20 million per transponder, although in some instances we may offer discounted tariffs for long-term commitments or loyal customers.
Broadband Access Tariffs
The following table sets forth the tariffs for our broadband access services:

Speedy Post paid Services	Activation Fee	Monthly Charge	Monthly Usage Allowance	Excess Usage Charge
	(Rp.)	(Rp.)		(Rp.)
Volume Based
Limited Home	75,000	200,000	1.0GB	175/MB
Limited Professional	75,000	400,000	3.0GB	175/MB
Unlimited Office	75,000	750,000	Unlimited	—
Unlimited Warnet	75,000	1,750,000	Unlimited	—
Time Based
Time Based Personal	75,000	200,000	50 hours	25/minutes
Speedy Hemat Package	75,000	75,000	15 hours	75/minutes
Speedy Pre paid Services tariff is Rp.75/minute
Public Phone Kiosk Tariffs
Kiosk phones are public phones that are operated by third parties. Charges for kiosk phones may be freely determined by operators. We are entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.
Tariffs for Other Services
The amount of the tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no specific regulation for the tariff of other services.
Tariffs for Interconnection
The Government establishes tariffs for interconnection and access, including the amount of interconnection charges to be received by each operator in respect of calls that transit multiple networks. The operators charge for calls based on the costs of carrying such calls. For further details of these tariffs, see Note 49c to our consolidated financial statements.

RISK FACTORS
RISKS RELATING TO INDONESIA
Current political and social events in Indonesia may adversely impact business activity in Indonesia
Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability, as well as general social and civil unrest on a number of occasions in the past few years.
During 2008, the political situation in Indonesia was marked by changes in local leadership due to district elections. The 2009 legislative and presidential elections may also have a material impact on Indonesia’s political, social and economic policies, and on TELKOM. Elections for members of the legislative branch were held on April 9, 2009, with the result indicating that the Democratic party won the election with approximately 20% of the votes. The presidential election will be held in July 2009. It is too early to ascertain the impact of these elections and what impact, if any, they will have on TELKOM and the regulatory environment in which it operates. The elections could result in changes in the level of regulation, tariffs and other factors that may affect our business prospects, competition and our ability to introduce new products or sustain existing products. There can be no assurance that the political environment in Indonesia will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely the current telecommunications regulatory environment.
A change in the composition of the Government could also lead to structural changes in TELKOM’s corporate governance, capital and management structures. As the holder of the one Dwiwarna share and the majority shareholder of Common Stock, the Government has the ability to use its voting power to change the composition of the BoD or the BoC. It may also use its powers to issue new shares, amend the Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our subscribed capital, or veto any of these actions. One or more of these might result in the delisting of our securities from certain exchanges.
In addition, the Government and certain governmental agencies are customers of TELKOM and its subsidiaries, including Telkomsel, our largest subsidiary. There can be no assurances that the Government would not continue to be a customer of TELKOM and/or Telkomsel at similar levels or at all.

The global financial crisis might have an adverse material effect on TELKOM
The credit crisis, sparked in part by the sub-prime mortgage issues in the United States, has escalated into a global financial crisis, spreading around the world, including Indonesia. Its effects became severe in 2008 and the crisis continues into 2009. Indonesia has felt the effects of the global financial crisis. In particular, the strengthening U.S. Dollar currency against the Rupiah created a domino effect on the nation’s economy. As a result, inflation rates went up, importing countries began to cut down their orders and pulled down export values. Some companies implemented employee cuts and unpaid leave programs. All these factors led to a slowdown in consumer spending, which has had an adverse effect on TELKOM’s revenues.
The depreciation of the Rupiah against the U.S. Dollar may continue to adversely affect our results and increase the cost in Rupiah terms of our capital expenditure and debt denominated in U.S. Dollars or other foreign currencies
Exchange rate fluctuations of the U.S. Dollar against the Rupiah have created a negative effect on TELKOM’s business. These include increased costs for equipment purchases using Rupiah currency, loss on U.S. Dollar denominated borrowings, U.S. Dollar value on dividends received by ADS or Common Stock holders and U.S. Dollar exchange value on proceeds received as a result from the sale of TELKOM’s Common Stocks in Indonesia and ADSs in the secondary market as well as TELKOM bonds.
Indonesia’s sovereign debt rating continues to be reviewed and revised by international rating agencies
As of December 31, 2008, the Government’s long-term foreign currency debt was rated “Ba3” by Moody’s, “BB” by Fitch Ratings, and “BB-” by Standard & Poor’s. These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments. There is no guarantee that such ratings will not be downgraded in future. In addition, the global financial crisis has prompted review of the regulation of credit rating agencies in the United States and elsewhere. Different, or stricter, regulation of credit rating agencies may result in a change to, including a downgrade of, our ratings. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including us, to raise funding, at an affordable interest rate, or at all.
Indonesia is vulnerable to natural disasters and other events beyond our control, which could severely disrupt our business and adversely affect our operating results
Certain areas where TELKOM operates are prone to natural disasters such as floods, lightning strikes, cyclones, earthquakes, tsunamis, volcanic eruptions, fires or other occurrences beyond its control. These events may disrupt our business activity, cause damage to equipment and result in an adverse outcome to TELKOM’s financial performance and operating results.
On July 8, 2008, the city of Balikpapan, part of Regional Division VI, Kalimantan, was hit by severe rains and flooding. The flooding damaged TELKOM infrastructure and disrupted TELKOM’s delivery of services to customers. The insurance claim arising from this tragedy reached Rp.53.5 billion.
In order to address natural disaster risks, TELKOM is in the process of implementing its Business Continuity Management and a Disaster Recovery Plan. TELKOM has insured all of its assets to protect it from losses attributable to natural disasters or other phenomenon beyond TELKOM’s control. Nevertheless, there is no assurance that the insurance coverage will be sufficient to cover the potential loss suffered by TELKOM due to the natural disaster or other occurrences beyond TELKOM’s control.

RISKS RELATING TO TELKOM AND ITS SUBSIDIARIES
Strategic measures on mergers and acquisitions, investments and divestments as well as subsidiary management can affect our financial performance
TELKOM has taken several strategic measures in an attempt to find new opportunities to maintain and improve its growth. We believe that these were prudently and timely initiated. Nevertheless, TELKOM still needs time to ensure that its decisions will have positive outcome on the Company’s growth; it may be the case that any measures taken may have a material adverse impact on the Company, rather than provide benefits.
The global financial crisis may affect adversely our business expansion plan
To remain competitive in the markets, we have been engaged in a business expansion plan designed to increase revenues and market share. We began implementing the plan prior to the onset of the global financial crisis. The increase in U.S. Dollar exchange rate against Rupiah, high interest rates and banks’ reluctance to disburse loans have forced TELKOM to reconsider a number of its business plans to see if they are deemed to be sound investments. The rise in investment costs due to foreign exchange differences has forced TELKOM to delay certain activities and investments.
TELKOM and its subsidiaries would need a substantial amount of funding as means for business expansion, acquisitions, new products and services development, coping with pressure from competition, expansion on supporting business or the right technology that is believed to be a sound investment. In this current global financial crisis, TELKOM cannot give an assurance that the additional funding would be available, when needed, with terms and conditions that can be accepted by the Company. Furthermore, even if there was a loan available, it might contain restrictive covenants that might constrain TELKOM’s businesses.
Due to the situations above, TELKOM might not be able to immediately expand or improve its services. It is also possible that TELKOM will not be able to obtain profit immediately from future business opportunities or when dealing with pressure from the competition. All of the above might result in significant loss to TELKOM’s business, operating revenue and financial condition.
Our controlling shareholder’s interests may differ from those of our other shareholders
The Government has a controlling stake of 52.47% of our issued and outstanding Common Stock and the ability to determine the outcome of all actions requiring the approval of shareholders. The Government also holds our one Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. Through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry. There will be instances where Government interests will conflict with ours. There is no assurance that the Government will not direct opportunities to other telecommunications service providers in which it also holds an interest.
Certain systems failures could, if they occur, adversely affect our results of operations
TELKOM operates a PSTN, fixed wireless network (“CDMA”), internet and broadband network and cellular network. That integrated network consists of copper access network, fiber optic access network, BTS, switching, optical and radio transmission, IP core, satellite and application server. TELKOM maintains both system and network in good working condition and improves or replaces them if necessary.
TELKOM is starting to implement a comprehensive Business Continuity Plan and a Disaster Recovery Plan. However, such disaster recovery plans are not failproof. A system crash on TELKOM’s integrated network server or transmission link or other operational disruptions, could affect TELKOM’s services and TELKOM’s ability to retain its customers, which could have a material adverse effect on its operating results, financial condition and business prospects.
The operation of TELKOM-1 and TELKOM-2 satellites that have limited life span might present substantial risks due to breakage or interruption during their operations. As a result, the satellites could be lost or their performance deteriorated, which could have a negative impact to TELKOM’s financial condition, operational results and its ability to provide certain services.

TELKOM’s networks, particularly its wireline access network, might face potential security threats such as theft or vandalism that could adversely affect its operational results
During these difficult economic times, the security threat level against TELKOM’s equipment has been rising, with increasing instances of theft and vandalism to TELKOM’s network, particularly to the wireline access network. To prevent this, TELKOM has joined forces with local law enforcement officers and prominent figures to take various measures, especially in crime-ridden areas. As a result, starting during the fourth quarter of 2008, the crime rate has dropped significantly. Nevertheless, there is no assurance that in the future our wireline access network will not have security problems and that significant time and resources will not be needed to restore the damaged or stolen equipment. As a result, TELKOM’s operating costs and operating results may be materially and adversely affected.
A revenue leakage might occur due to internal weaknesses or external issues and if this happened it could have an adverse effect on TELKOM’s operating results
From time to the time, TELKOM may face revenue leakage problems due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors. TELKOM has taken some preventive measures against the possibility of revenue leakage by increasing control function in all of our existing business process, implementing revenue assurance method, employing adequate policy and procedure as well as implementing information system application to thwart a breach of revenue from happening. Nonetheless, there is no assurance that in the future there will be no significant revenue leakage or that such leakages will not have a material adverse affect on TELKOM’s operating results.
If we or our subsidiaries are required to raise funds, whether or not in the ordinary course of business, there can be no assurances that such financing would be obtained or, if so, may not subject us to high costs, potentially harsh terms and/or restrictive covenants or, in the case of a subsidiary, require us to give a guarantee
We or our subsidiaries may need to raise additional funds in order to support our growth, undertake acquisitions, meet unexpected contingencies, build or improve our networks and develop new or enhanced services and products. We may also need to respond to competitive pressures, acquire complementary businesses or technologies or take advantage of opportunities. We cannot be certain that such additional funding, if needed, will be available on acceptable terms. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services. We may also be unable to take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.
New technologies may adversely affect our ability to remain competitive
Rapid and dynamic advancement in telecommunication technology are driven by the customers’ ever-increasing needs. The swift development in technology, services or new criteria can significantly affect TELKOM’s business. In order to fulfill customers’ needs, keep up with new technology and face up to competition, TELKOM needs to upgrade its technology to a new type of network, which is the next generation network that can handle integrated technology and services as well as improving cost efficiency at the same time. In addition, TELKOM also needs to enhance its customer service system to support new business development, new technology and new services.
Due to the fast and dynamic development of current and future technology, TELKOM cannot accurately predict the outcome on its operations or its service competitiveness. Moreover, TELKOM cannot assure that the technology it uses will not become obsolete or will be the most up-to-date.
The laws and regulations under which TELKOM operates have been going through a significant reformation; further reforms might have an adverse impact on our business
Regulations on Indonesia’s telecommunication industry are ambiguous. Telecommunication laws control the main industry’s reformed framework, such as privatization, authorization for new operators to enter the market and the amendment in competition structure. TELKOM sees uncertainty in regulations in regards to the following:

•	Regulations on DLD

In December 2008, the Government planned to release a tender for long distance licenses. Thus, in 2009, it is possible that there will be a few operators offering long distance services. With an environment where there is a more than one long distance operator, TELKOM will feel pressured to commence long distance access code in cities other than Balikpapan, which in the end will heighten the competition in the long distance service domain.

Currently, the Government is contemplating to reduce the number of Point of Charging (“POC”), which can create a potential risk in the tariff structure that can have an impact on TELKOM’s business.

•	Regulations on interconnection and circuit lease services

The regulation on cost-based interconnection implemented by the Government on February 5, 2008 compel all operators to submit an Interconnection Proposition on a yearly basis. This annual review allows the Government to impose interconnection tariff reduction.

The Government’s determination to reduce telecommunication tariffs has also an effect on its network lease. The relevant regulation will reduce TELKOM’s network lease revenue.

Although TELKOM has done numerous calculations to settle on the Interconnection Proposition and to anticipate the drop in network lease tariff, there is no assurance that the adjustment will not have an adverse effect on TELKOM’s revenue and interconnection tariff as well as revenue and costs from network lease and the negative outcome can also affect TELKOM’s business, financial condition, business results and business prospects.

•	Regulations associated with the Broadband Wireless Access (“BWA”) configuration

After a series of discussions regarding the configuration of Broadband Wireless Access for Wi-Max services in Indonesia, the Government settled on 2.3 GHz and 3.3 GHz as the Wi-Max frequency. As a consequence, all operators are required to tender to get a frequency allocation, as a main prerequisite, to offer Wi-Max services.

In general, TELKOM is prepared to partake in the tender for BWA frequency; however, there is no assurance that TELKOM will acquire the license for the frequency, which can decrease its ability to compete in data & internet business and in the end will affect TELKOM’s business, financial condition, operating results and business prospects.

•	Regulations associated with configuration of sharing infrastructure, particularly BTS towers

On March 17, 2008, the Government issued regulations regarding infrastructure organization, especially BTS towers. In this case, local governments have the rights to decide the allocation of communal towers, which can put pressure on Telkomsel and TELKOM Flexi’s expansion plan. In most cases, the selective appointment regarding BTS towers will become more complicated and can create a potential setback to TELKOM’s business expansion that results in business loss.

•	Regulatory Bodies: ITRB and KPPU

Telecommunications law permits the Government to delegate its authority to regulate, monitor and control the telecommunication sector in Indonesia to an independent regulatory body, but still maintain its influence to formulate policy on the Nation’s telecommunication industry. The ITRB is appointed by the Government, and there is no assurance that ITRB would not take an action that could have an adverse affect to TELKOM’s business, financial condition, operating results or prospects.

In addition, the Commission for the Supervision of Business Competition (Komisi Pengawas Persaingan Usaha “KPPU”) has its significant share in monitoring competition in the telecommunication sector. KPPU has sanctioned Temasek in regards to its ownership of Telkomsel (see the discussion on page 107). There is no assurance that KPPU will not sanction TELKOM’s activities in the future or that KPPU’s actions will, have an adverse affect on TELKOM’s business, financial condition, operating results and business prospects.

•	Compensation Risk

The Telecommunications Law provides that we will be compensated for the early termination of our exclusive rights to provide fixed local and DLD services. Under the compensation scheme, the Government agreed to pay Rp.478.0 billion to us over a five-year period. The Government paid Rp.90.0 billion to us in each of 2006, 2007 and 2008 and is expected to pay the remaining amount in installments or as a lump-sum, depending upon the Government’s budgetary considerations. In addition, we are required by the Government to use funds received there under for development of Indonesian telecommunications infrastructure. We can provide no assurance that the Government will honor its promise to pay the balance within the five-year period.
Heightened competition in the telecommunications market, particularly in the cellular market, can put strains on TELKOM’s business
The level of competition in the telecommunication sector, especially wireless communication, has been significantly increasing over some period of time. On February 27, 2008, the Government issued a license to a new operator, PT Natrindo Telepon Seluler (“NTS”) that operates the Global System for Mobile Communication (“GSM”) technology under the brand name, Axis. It is one of the GSM operators offering 3G technology with initial investments of U.S.$500 million from two main shareholders, Saudi Telecom and Maxis. At the end of 2008, there were eleven cellular and CDMA operators (full mobility and fixed wireless).
The competition in the Indonesian cellular market intensified beginning in the last quarter of 2007 particularly among Telkomsel, Indosat, and Excelcomindo (“XL”). Each operator launched attractive marketing programs which resulted a steep drop of revenue per minute (“RPM”) from Rp.1,000 to Rp.200. This ”price war” also turned the market demography into a price-sensitive market. During this time, the overall landscape changed to low tariff, high minutes of usage from high tariff low minutes of usage. However, beginning in October 2008, a stabilization in market tariffs emerged. Both XL and Indosat moderated their pricing plans before and after the festive season. In the fixed wireless market, TELKOMFlexi has to compete with Esia provided by Bakrie Telecom.
In general, competitive pressures can have a negative impact on TELKOM and Telkomsel’s market share and business results. We face various competitive factors, such as price, quality, network coverage, complementary services and customer service. Up to now, Telkomsel and TELKOM Flexi have maintained a significant market share. However, there is no assurance that in the future Telkomsel and TELKOM Flexi will remain competitive in the wireless communications market.
Our satellites have limited lifespan and it is possible that TELKOM-1 and TELKOM-2 might become damaged or interrupted during operation and satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services
Our TELKOM-1 and TELKOM-2 satellites have limited operational lifespan. A number of factors affect the operational lifespan of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. While we have provided insurance for our satellites, there can be no assurance that such insurance will offer adequate coverage. The loss of our satellites may have a material adverse effect on our financial condition, results of operations and ability to provide certain services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunication services. Meanwhile, we have started to develop TELKOM-3, which has a 15-year lifespan and higher transponder capacity. It is scheduled to be launched in 2011.

We are subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries
There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which varies in certain significant respects from U.S. GAAP. For a summary of certain differences between Indonesian GAAP and U.S. GAAP, see Note 56 to our consolidated financial statements.
Our ability to develop adequate financing arrangements is critical to support our capital expenditures
The telecommunications industry is capital intensive in nature. In order to satisfy customer demand and provide service and technology that is comparable to and compatible with product of other telecommunications service providers, we must continue to expand and modernize our network. This requires substantial capital investment. We believe that our internal cash flows and funds from new credit facilities, when available, should be sufficient for our continued operations and planned capital expenditures. If we do not have sufficient internal funds or are unable to obtain adequate vendor or other third-party financing for our planned capital expenditures or otherwise fund such expenditures through other financing arrangements, we may have to forego, delay or postpone certain of our planned capital expenditures. This may prevent us from being able to expand sufficiently and upgrade our network, which could adversely affect our revenues and growth.
Forward-looking statements contain projections that may not be accurate
This Annual Report contains forward-looking statements that include announcements in regards to TELKOM’s current goal and projection on its operational performance and future business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words identify forward-looking statements. In addition, all statements, other than statements that contain historical facts, are forward-looking statements. These statements are our expectations and we cannot give an assurance that our expectations will come true. There are some risks and uncertainty involve in those statements, including changes in economic condition as well as social and political situation in Indonesia. In regards to risks and uncertainty in Indonesia and market where TELKOM operates, holders of ADSs and Common Stock need to take into account that we give no assurance that those forward-looking statements described herein will be realized. Those forward-looking statements, written or verbal, made by us or by persons on behalf of us are referred to those risks.
TELKOM and certain of its subsidiaries are involved in litigation that might have an adverse effect on our business
There are several outstanding cases, criminal charges and investigations against TELKOM. See “Additional Financial Information — Litigation.” TELKOM has a reasonable basis to believe that it will prevail and not face sanctions or penalties or have costs awarded against us. However, there is no guarantee that a favorable result will be forthcoming in all of the actions. TELKOM has expended a significant amount of time and resources to defend these actions and may not be able to recover all of its costs.
We are incorporated in Indonesia and it may not be possible for investors to effect service of process or enforce judgments obtained in U.S. courts against us
We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to public companies. All of our significant assets are physically located in Indonesia. In addition, our Commissioners and Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process, or obtain or enforce judgments, on us or such persons within the United States including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state within the United States, or upon other bases or from non-U.S. courts.
We have been advised by our Indonesian legal advisor that judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. There is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the U.S. federal securities laws. As a result, holders of ADSs or Common Stock would be required to pursue claims against us or our Commissioners and Directors in an Indonesian court.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
General
We are exposed to market risks that arise from changes in exchange rates, interest rates and equity price risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2008, our time deposits in foreign currencies reached 30% against our current liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2006, 2007 and 2008 as the Indonesian economy was affected by a changes in the U.S. Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2009 or thereafter.
Exchange Rate Risk
Our exposure to exchange rate fluctuations results primarily from long-term debt obligations and account receivables and payables paid for through drawdowns under the Government on-lending program. The obligations as well as both account receivables and payables are denominated in U.S. Dollar, Japanese Yen, Euro, Singapore Dollar and Great Britain Pound sterling. A further description of our foreign currency assets and liabilities is explained in Note 52 to the consolidated financial statements. Part of these obligations might be compensated by the increases in the value of our time deposits denominated in foreign currencies and increases in the value of account receivables in foreign currencies. The information on instruments and transactions that are sensitive to foreign exchange rates, including U.S. Dollar, Euro, Singapore Dollar, Great Britain Pound sterling and Japanese Yen debt obligations and term deposits and our account payables and receivables.
The information presented in the following table was based on assumptions of selling and buying rates in U.S. Dollar as well as other currencies, which were quoted by Reuters on December 31, 2008 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2008 were Rp.10,850 and Rp.10,950 to U.S.$1, respectively. Telkomsel applied the Bank Indonesia middle rates for buying and selling for its monetary assets and liabilities which was Rp.10,950 to U.S.$1 as of December 31, 2008. However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as
	at December 31, 2008		Expected Maturity Date
	Foreign	Rp.						2014-	Fair
	Currency	Equiv.	2009	2010	2011	2012	2013	2026	Value
	(in	(Rp.in	(Rp.in millions)
	millions)	millions)
ASSETS
Cash and cash equivalents
U.S. Dollar	180.47	1,963,730	—	—	—	—	—	—	1,963,730
Euro	27.60	425,647	—	—	—	—	—	—	425,647
Singapore Dollar	0.46	3,473							3,473
Japanese Yen	1.18	141	—	—	—	—	—	—	141
Malaysian Ringgit	0.03	108							108
Temporary investments
U.S. Dollar	8.00	86,800	—	—	—	—	—	—	86,800
Trade receivables
Related parties
U.S. Dollars	1.26	13,678	—	—	—	—	—	—	13,678
Third parties
U.S. Dollars	55.86	606,344	—	—	—	—	—	—	606,344
Other receivables
U.S. Dollar	0.68	7,357	—	—	—	—	—	—	7,357
Singapore Dollar	0.11	820	—	—	—	—	—	—	820
Great Britain Pound Sterling	0.01	193	—	—	—	—	—	—	193
Euro	0.01	184	—	—	—	—	—	—	184
Other current assets

	Outstanding Balance as
	at December 31, 2008		Expected Maturity Date
	Foreign	Rp.						2014-	Fair
	Currency	Equiv.	2009	2010	2011	2012	2013	2026	Value
	(in	(Rp.in	(Rp.in millions)
	millions)	millions)
U.S. Dollar	0.94	10,190	—	—	—	—	—	—	10,190
Euro	0.01	87	—	—	—	—	—	—	87
Advances and other non current assets
U.S. Dollar	3.30	36,061	—	—	—	—	—	—	36,061
Singapore Dollar	0.07	495	—	—	—	—	—	—	495
Escrow accounts
U.S. Dollar	4.57	49,557	—	—	—	—	—	—	49,557
LIABILITIES
Trade accounts payable
Related parties
U.S. Dollar	0.64	6,974	—	—	—	—	—	—	6,974
Third parties
U.S. Dollar	422.51	4,626,483	—	—	—	—	—	—	4,626,483
Euro	84.79	1,308,456	—	—	—	—	—	—	1,308,456
Singapore Dollar	0.59	4,498	—	—	—	—	—	—	4,498
Japanese Yen	0.51	62	—	—	—	—	—	—	62
Swiss Franc	—	13	—	—	—	—	—	—	13
Great Britain Pound Sterling	0.04	573	—	—	—	—	—	—	573
Other payables
U.S. Dollar	0.05	510	—	—	—	—	—	—	510
Singapore Dollar	0.05	373	—	—	—	—	—	—	373
Accrued expenses
U.S. Dollar	55.34	605,947	—	—	—	—	—	—	605,947
Euro	16.63	256,595	—	—	—	—	—	—	256,595
Singapore Dollars	2.27	17,257	—	—	—	—	—	—	17,257
Japanese Yen	43.83	5,313	—	—	—	—	—	—	5,313
Advances from customers and suppliers
U.S. Dollar	1.76	19,244	—	—	—	—	—	—	19,244
Long-term debts (1)
U.S. Dollar	400.71	4,387,786	1,487,741	1,367,363	417,151	206,776	206,776	701,979	4,303,148
Japanese Yen	12,286.36	1,489,353	93,085	93,084	93,085	93,084	93,085	1,023,930	1,332,891

(1)	Long-term debts for the purpose of this table consist of loans denominated in foreign currencies namely, two-step loans, liabilities of business acquisitions, long-term bank loans, notes and bonds, which in each case include their current maturities.
Interest Rate Risk
Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. The interest charged refers to the rate applicable for the Rupiah portion based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1% or based on floating interest rates offered by the lenders plus 5.25% and for the non-Rupiah portion based on floating interest rate offered by the lenders plus 0.5%. See Note 21 to our consolidated financial statements.
The instrument’s actual cash flows are denominated in Rupiah, U.S. Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2008 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2008 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on U.S. Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2008; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2008. However, these assumptions may change in the future. These assumptions are different from the rates used in our consolidated financial statements; accordingly, amounts shown in the table may differ from the amounts shown in our consolidated financial statements.

				Outstanding Balance as at			Expected Maturity Date
	Foreign			December 31, 2008					2014-	Fair
	Currency	Rp.Equiv.	Rate	2009	2010	2011	2012	2013	2026	Value
	(in	(Rp.in	(%)	(Rp.in millions)						(Rp.in
	millions)	millions)								millions)
ASSETS
Fixed Rate
Cash and cash equivalents
Time deposit
Rupiah
Principal	—	4,050,700	—	4,050,700	—	—	—	—	—	4,050,700
Interest	—	—	—	—	—	—	—	—	—	—
U.S. Dollar
Principal	171.02	1,855,530	—	—	—	—	—	—	—	1,855,530
Interest	—	—	—	—	—	—	—	—	—	—
Euro
Principal	25.70	392,835	—	—	—	—	—	—	—	392,835
Interest	—	—	—	—	—	—	—	—	—	—
SGD
Principal	0.72	2,236	—	—	—	—	—	—	—	2,236
Interest	—	—	—	—	—	—	—	—	—	—
Temporary Investments — Available for-Sale Securities
Rupiah	—	180,244	—	180,244	—	—	—	—	—	180,244
U.S. Dollar	8.00	86,800	—	86,800	—	—	—	—	—	86,800
LIABILITIES
Short-term bank loans
Variable Rate
Rupiah
Principal	—	11,000	—	11,000	—	—	—	—	—	11,000
Interest	—	1,412	15.00	1,412	—	—	—	—	—	—
Fixed Rate
Rupiah
Principal	—	35,000	—	35,000	—	—	—	—	—	35,000
Interest	—	4,816	14.79	4,816	—	—	—	—	—	—
Long-term debts (I)
Variable Rate
Rupiah
Principal	—	13,055,957	—	4,945,090	4,219,025	1,951,144	753,747	672,813	514,138	12,297,196
Interest	—	2,892,032	11.03	1,249,199	788,192	370,533	189,504	94,208	200,396	—
U.S. Dollar
Principal	101.20	1,108,162	—	158,309	158,309	158,309	158,309	158,309	316,617	1,108,581
Interest	—	277,143	6.67	71,253	60,694	50,134	39,691	29,016	26,355	—
Fixed Rate
Rupiah
Principal	—	970,300	—	420,215	487,380	47,423	4,416	3,733	7,133	909,233

				Outstanding Balance as at			Expected Maturity Date
	Foreign			December 31, 2008					2014-	Fair
	Currency	Rp.Equiv.	Rate	2009	2010	2011	2012	2013	2026	Value
	(in	(Rp.in	(%)	(Rp.in millions)						(Rp.in
	millions)	millions)								million)
Interest	—	179,701	15.22	117,225	49,762	3,393	2,661	2,578	4,081	—
U.S. Dollar
Principal	281.52	3,082,663	—	1,186,616	1,161,782	251,970	48,467	48,467	385,361	2,997,607
Interest	—	388,747	6.69	170,855	85,231	31,483	18,861	16,872	65,444	—
Japanese Yen
Principal	12,286.36	1,489,353	—	93,085	93,084	93,085	93,084	93,085	1,023,930	1,332,891
Interest	—	381,028	3.10	45,443	42,557	39,671	36,889	33,900	182,569	—
U.S. Dollar (capital lease)
Principal	17.99	196,961	—	142,817	42,272	6,872	—	—	—	196,961
Interest	—	13,372	0.05	10,957	2,252	163	—	—	—	—

(1)	Long-term debts consist of loans which are subject to interest; namely two-step loans, notes and bonds, liabilities of business acquisitions and long-term bank loans, which in each case include their current maturities.
Equity Price Risk
Our long-term investments consist primarily of minority interests in the equity of private Indonesian companies. The financial performance of these companies may be affected by the macro economic and social conditions, such as the level of economic activity, the fluctuation of Rupiah exchange rates against other currencies, inflation and interest rates.

OPERATIONAL OVERVIEW
BUSINESS OVERVIEW
General
We are the largest main provider of fixed line telecommunications services in Indonesia. We own a majority of Telkomsel, the largest Indonesian mobile cellular operator in terms of subscribers and revenue. We also provide a wide range of other telecommunications services including interconnection, network, data and internet services and other telecommunications services. We report revenues in the following categories:
•	Fixed lines (which consists of fixed wireline and fixed wireless);

•	Cellular;

•	Joint Operation Schemes (KSO);

•	Interconnection;

•	Network;

•	Data, internet and information technology services;

•	Revenue-Sharing Arrangements; and

•	Other services (including revenues from telephone directory services and building management services).
For segment reporting purposes, we have four segments: fixed wireline, fixed wireless, cellular, and other. The fixed wireline segment provides local, domestic long-distance and international telephone services, and other telecommunications services (including, among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. Our fixed wireless segment provides local and domestic long-distance CDMA-based telephone services, as well as other telecommunication services using limited-mobility wireless handsets within a local area code. Our cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Any operating segment that does not represent more than 10% of our revenues is presented as “Other” and comprises telephone directories and building management businesses.
For 2008, other than interconnection customers, no single customer accounted for more than 1% of our total operating revenues. For the purpose of calculating operating revenues, we treat each state-owned enterprise owned by the Government as a single customer. Our business does not experience significant seasonality.
Fixed Line Services
Our fixed line services are comprised mainly local and domestic long-distance services. We are the principal provider of fixed line services in Indonesia.
a.	Fixed Wireline Services

Our fixed wireline subscribers pay one-time installation charges, ongoing monthly subscription charges and usage charges for local, DLD and IDD services. In addition, our subscribers are provided with a number of value-added features, such as voicemail and information services and billing and directory assistance.

b.	Fixed Wireless Services

We offer a limited mobility (within a local area code) CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” for both fixed and portable handsets. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables.

TELKOMFlexi subscribers have the option of postpaid and prepaid services. Our postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local, DLD and international services. These charges are generally the same as those paid by our fixed line subscribers.

We also provide our TELKOMFlexi subscribers with a number of value-added features, such as SMS, wireless application protocol (“WAP”), a web portal, ring tones, voicemail and information services, such as billing, directory assistance and other content services. The revenues from these services are reported as “Data and Internet Services”. TELKOMFlexi customers have all features offered by cellular services except roaming to other local area codes and international.

In December 2007, we launched a new service called “FlexiTRANSFER” service, which allows prepaid subscribers to transfer their balance (in Rupiahs) to other prepaid subscribers, but the balance transferred does not extend the service active period for the subscribers who receive the balance.

In June 2008, we launched a new refill voucher card, denominated at Rp.5,000 per voucher both electronics and physics. The new refill voucher card is active for a period of 10 days, with a grace period of 60 days. Besides launching this new refill voucher card, we also extend all voucher grace periods from 30 days to 60 days.
Cellular Services
We provide mobile cellular services through our 65%-owned subsidiary Telkomsel. In 2008, Telkomsel’s mobile cellular subscribers (prepaid and postpaid) increased by 36% from approximately 47.9 million at the end of 2007 to approximately 65.3 million at the end of 2008. Based on data developed by Telkomsel from various sources, Telkomsel had an estimated 47% share of the cellular market (full mobility) in Indonesia as of December 31, 2008, compared to an estimated 51% market share as of December 31, 2007.
Telkomsel provides GSM cellular services in Indonesia through its own network and internationally through networks operated by 329 international roaming partners in 176 countries as of the end of 2008. As of December 31, 2008, Telkomsel had the largest network of any of the cellular operators in Indonesia, providing coverage to approximately 95% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java, Bali, Nusa Tenggara and Sumatera.
Telkomsel provides its subscribers with the option of a postpaid service under the brand name “kartuHALO” as well as two prepaid services under the brand names “simPATI” and “Kartu As.” In March 2007, Telkomsel launch HALOhybrid, a postpaid product which provides both postpaid and prepaid service in one SIM card. HALOhybrid subscribers have the benefit to determine freely monthly usage limit (ranging in value from Rp.100,000 to Rp.3,000,000), flexible tariff, refillable (once subscribers reach their usage limit), free SMS service, and usage monitoring. In May 2008, Telkomsel offered three minutes call get two minutes for free for postpaid setting and only on-net calls.
In May 2008, Telkomsel was the first operator in South East Asia that launched BlackBerry® prepaid service. Activation via SMS was launched at the same time, marking a worldwide first. By end of 2008, BlackBerry® subscription had reached 35,000. In the same month, Telkomsel offered free modem unlimited package & unlimited package for kartuHALO subscribers who use TelkomselFlash service. The following tables set forth TelkomselFlash promotion packages:
Free modem unlimited package:

Package	Monthly Tariff	Access Speed
Basic	250,000	Up to 256 kbps
Advance	350,000	Up to 512 kbps
Pro	525,000	Up to 3.6 mbps
Unlimited package

Package	Monthly Tariff	Access Speed
Basic	125,000	Up to 256 kbps
Advance	225,000	Up to 512 kbps
Pro	400,000	Up to 3.6 mbps

In July 2008, Telkomsel offered prepaid browser package of TelkomselFlash service (a high speed internet access) with high speed internet access (up to 3.6 Mbps) in more than 150 cities for simPATI and Kartu As users. Telkomsel also launched Kartu As SMS Asik that enable customer to choose daily package or weekly package from Rp.20 - Rp.50 per SMS.
In September 2008, Telkomsel launched a new Kartu As edition called Kartu As Fress, which is equipped with mobile advertising service. With the Rp.10,000 new starter package and Rp.10,000 preloaded voucher (tariff is similar to regular Kartu As), customers can choose one from three available categories. The categories are male, female and youth. Customers will receive information based on the chosen category and get 100 free SMSs to be used among Telkomsel numbers.
In October 2008, Telkomsel introduced Kartu As 1 Get 1, a new edition of Kartu As that offered customers 1 minute free after 1 minute on-net usage (voice or video call). Customers are charged Rp.13/sec for the first minute, and immediately enjoy the free 1 minute, and the scheme is repeated. For off-net call, customers are charged Rp.13/second flat all day. The promotion lasted until January 31, 2009.
In November 2008, another promotion package called Kartu As Forever was launched. This new edition of Kartu As allows customers to earn additional 30 days active period after making calls or SMS with Rp.10 minimum usage. Other services also can be used to attain the longer active period.
In December 2008, Telkomsel launched a promotion program called simPATI Talk Mania where simPATI users can get 1.5 hours free call between 01.00 - 18.00, on-net, by paying Rp.2,000 or Rp.3,000. This is only valid for one day. Telkomsel also launched an extended and modified promotion for “simPATI PeDe” subscribers which valid from December 1, 2008 to June 30, 2009. Subscribers are charged Rp.15 per second for the beginning of the call (10, 30, 90 and 130 seconds for time band 1, 2, 3 and 4, respectively) and Rp.0.5 per second onwards to all Telkomsel numbers (except for Sumatera, Kalimantan, Sulawesi, Maluku, Papua and East Nusa Tenggara cyclical scheme applies in time band 4). For other operators (off-net) subscribers are charged Rp.25 per second for the first 120 seconds and Rp.0.5 per second afterwards until the five minutes and cyclical scheme applies. The SMS tariffs for on-net and off-net are Rp.100/SMS and Rp.150/SMS, respectively.
In September 2006, Telkomsel launched its 3G services in Jakarta for both postpaid and prepaid customers. As of December 31, 2008, Telkomsel’s 3G services which are available in 154 cities and have more than nine million subscribers, provide various features including video calls, mobile television, mobile download and high-speed data access. Another innovation was Video Surveillance and Traffic Monitoring services which enable users to monitor an object through their handset, such as road traffic conditions at particular location, a pre-assigned object or event, etc.
Following the launched of T-Cash in 2007, Telkomsel introduced T-Remitance service, launched in Hongkong in September 2008. With this service, the owner of T-Cash mobile wallet is able to transfer money from their account to another T-Cash owner. We are confident that this service will be available for Indonesian people working overseas.
The following table sets forth Telkomsel’s subscriber base figures for the periods indicated:

	As of or for the Years Ended December 31,
	2006	2007	2008(1)
Cellular subscribers
kartuHALO (Postpaid)	1,661,925	1,913,130	1,940,372
simPATI (Prepaid)	21,377,995	23,985,823	43,032,744
Kartu As (Prepaid)	12,557,251	21,991,186	20,326,875
Deactivations(2)
kartuHALO (Postpaid)	376,748	355,839	445,981
simPATI (Prepaid)	27,256,632	36,417,396	39,156,518
Kartu As (Prepaid)	17,724,133	26,906,156	27,958,772

	As of or for the Years Ended December 31,
	2006	2007	2008(1)
Average monthly churn rate(3)
kartuHALO (Postpaid)	2.0%	1.7%	2%
simPATI (Prepaid)	11.9%	13.8%	10%
Kartu As (Prepaid)	16.8%	12.8%	11%
ARPU(4)
kartuHALO (Postpaid) (Rp.’000)	274	264	216
simPATI (Prepaid) (Rp.’000)	83	84	63
Kartu As (Prepaid) (Rp.’000)	54	57	37

(1)	For 2008, prepaid subscribers may purchase SIM cards with value of Rp.10,000 and refill vouchers with values ranging from Rp.5,000 to Rp.1,000,000.

(2)	Includes voluntary and involuntary deactivations.

(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.

(4)	Refers to Average Revenue per User which is calculated by taking the sum of the ARPU for each month of the year and divided by 12. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.
Joint Operation Scheme
Since the acquisition of our last remaining KSO partner, KSO VII, in October 2006, we no longer maintain joint operation schemes with our KSO partners. See Note 4 to our consolidated financial statements for further details on the acquisitions and consolidation of the KSO operations.
Interconnection Services
We receive revenues from other telecommunications operators providing fixed line, cellular, international long-distance and other services that interconnect with our network.
In December 2006, as a result of the implementation of the then newly-implemented cost-based interconnection scheme, we amended all of our interconnection agreements with other domestic network operators to cover the cost-based interconnection scheme. These amendments became effective on January 1, 2007. In December 2007, TELKOM and all network operators signed new interconnection agreements that replaced all interconnection agreements between TELKOM and others network operators including amendments of all interconnection agreements signed in December 2006. These agreements address the requirements under TELKOM’s RIO. On February 5, 2008, the Government issued a regulation mandating tariff adjustments to the cost-based interconnection tariff regime that it introduced on January 1, 2007. Pursuant to the regulation, TELKOM and Telkomsel, along with ten other Indonesian telecommunication service providers, were required to make adjustments by April 1, 2008 in order to comply with the new interconnection tariff scheme.
Our interconnection traffic volumes are set forth in the following table for the periods indicated:

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	4,235.1	4,863.6	5,162.2	4,970.0	6,626.9
Outgoing paid minutes	6,448.0	7,514.9	7,704.2	7,251.8	5,879.4
Fixed Line Interconnection(2)
Incoming paid minutes	136.7	612.3	864.9	923.5	1,362.3
Outgoing paid minutes	51.1	493.5	965.2	1,437.1	1,988.5
Satellite Phone Interconnection
Incoming paid minutes	14.7	10.7	9.3	5.1	3.2
Outgoing paid minutes	8.2	6.5	4.5	2.3	1.6
International Interconnection (3)
Incoming paid minutes	427.6	596.4	861.9	1,208.5	1,409.8
Outgoing paid minutes	158.1	185.5	177.6	162.9	165.5

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(millions of minutes)
Total
Total Incoming paid minutes	4,814.1	6,083.0	6,898.3	7,107.2	9,402.1
Outgoing paid minutes	6,665.4	8,200.4	8,851.5	8,854.1	8,035.0

(1)	Includes interconnection with Telkomsel.

(2)	Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), PT Batam Bintan Telekomunikasi, Indosat starting 2004 and Mobile 8 Phone starting 2008.

(3)	International interconnection minutes are derived from interconnection with Indosat’s international network and, starting 2004, incoming and outgoing calls using TIC-007 as well.
Paid minutes from Telkomsel for the years 2004 to 2008 are set forth in the following table:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(millions of minutes)
Incoming paid minutes	2,354.1	2,709.1	2,914	2,663.2	3,637.6
Outgoing paid minutes	3,422.1	4,251.5	4,546	4,188.0	3,270.6
Network Services
We provide satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines and terrestrial-based leased lines. Our customers for network services include businesses and other telecommunications operators. Our customers may enter into agreements that can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.
Data and Internet Services
We provide SMS for fixed line, fixed wireless and cellular phones, dial-up and broadband internet access, data network services (including VPN frame relay and IP VPN), VoIP services for international calls, ISDN lines and other multimedia services.
TELKOMNet Instan, a premium prepaid dial-up internet access service, is available in all cities in Indonesia. In 2008, an average of approximately 573,563 telephone subscribers accessed TELKOMNet Instan, a decrease of 13.3% over the prior year. Our subscribers utilized a total of 2.8 billion minutes of TELKOMNet Instan.
TELKOM also provides broadband internet service that runs on existing copper access and use ADSL technology. As of December 31, 2008, we had approximately 850,000 broadband internet access subscribers (including approximately 205,000 for education and trial purposes only), an increase of 252.7% over the prior year.
We offer a premium VoIP international calling service under the name “TELKOMGlobal-01017” and a standard VoIP international calling service under the name “TELKOMSave”. TELKOM’s VoIP services allowed subscribers access worldwide. We entered into agreements with eight global carriers that consist of four global carriers for outgoing, one global carrier for incoming and three global carriers for incoming and outgoing calls. All the global carriers are wholesalers that allow us access to their international networks. VoIP is a low-cost phone service for international calls that is accessed by dialing a special international long-distance prefix.
In 2008, there was a total of 232.7 million outgoing (using TELKOMSave or TELKOMGlobal-01017) and incoming (from TELKOM’s global partners) VoIP minutes called, an increase in VoIP minutes called of 27.6 million, or 13.4%, over the prior year. Incoming VoIP minutes called decreased by 50.3% from 126.7 million minutes in 2007 to 63.0 million minutes in 2008. However, outgoing VoIP minutes called increased by 116.5% from 78.4 million minutes in 2007 to 169.7 million minutes in 2008. Our VoIP revenues (consisting of incoming and outgoing) decreased by Rp.17.8 billion, or 9.0%, in 2008, principally due to decrease in traffic of incoming and outgoing international VoIP calls.

Certain information about our VoIP services is set forth in the following table:

Item	TELKOMGlobal-01017	TELKOMSave
Dial	One stage	Two stages
Quality/Technology	Premium VoIP	Standard VoIP
Revenue-Sharing Arrangements (PBHs)
We enter into separate agreements with several investors under revenue-sharing arrangements to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities. For further details regarding the revenue-sharing arrangements, see Note 48 to our consolidated financial statements.
Other Services
We also provide a variety of other services, such as: telephone directory services, provided through our majority-owned subsidiary, Infomedia; and cable and pay television and related services (210,300 subscribers as of December 31, 2008), provided through our majority-owned subsidiary, Indonusa.
NETWORK INFRASTRUCTURE
Fixed line Network and Backbone
a.	Fixed Wireline Network

Our fixed line network comprises a hierarchy of exchanges ranging from local exchanges through trunk exchanges. Each local exchange is connected to the subscriber’s premises by equipment and facilities called outside plant. Outside plant includes wireline (optical fiber and copper) and wireless local transmission links and the distribution facilities joining them. Now, our switching facilities at the local and trunk exchanges are digital. We believe that this substantially increases network efficiency, performance and call routing flexibility.

Our total number of fixed wireline lines in service in all divisions has remained at approximately 8.6 million as of December 31, 2008.

Based on our Master Plan Infrastructures, Service and Operation (INSYNC2014 rolling 2008-2014), we are moving from a legacy network to next generation network (NGN). This includes the modernizing of network infrastructure toward ALL IP Infrastructure, a new wave services roll out plan, staging of transformation in terms of infrastructures and services and method of network operation. Our target is to be a full NGN Service Network by 2014. The main objectives of NGN transformation are reduction of OPEX and CAPEX, the possibility to provide new customized services, simplification of network architecture, reduction in number and type of equipment and more efficient use of available bandwidth.

The following table sets forth statistics relating to our fixed wireline network since 2004:

	As of and for the Year Ended December 31,
Operating Statistics	2004(1)	2005(1)	2006(2)	2007(2)	2008(2)
Exchange capacity
Non-KSO Divisions	8,786,887	9,138,167	10,439,658	10,732,304	11,038,818
KSO Divisions(7)	954,465	1,045,366	—	—	—

Total	9,741,352	10,183,533	10,439,658	10,732,304	11,038,818
Installed lines
Non-KSO Divisions	8,264,999	8,497,255	9,634,910	9,704,576	9,838,537
KSO Divisions (7)	931,999	998,901	—	—	—

Total	9,196,998	9,496,156	9,634,910	9,704,576	9,838,537
Lines in service(3)
Non-KSO Divisions	7,714,977	7,787,693	8,709,211	8,684,888	8,629,783
KSO Divisions(7)	844,373	898,438	—	—	—

Total	8,559,350	8,686,131	8,709,211	8,684,888	8,629,783
Subscriber lines
Non-KSO Divisions	7,323,304	7,413,769	8,328,179	8,324,197	8,302,730

	As of and for the Year Ended December 31,
Operating Statistics	2004(1)	2005(1)	2006(2)	2007(2)	2008(2)
KSO Divisions(7)	816,208	869,631	—	—	—

Total	8,139,512	8,283,400	8,328,179	8,324,197	8,302,730
Public telephones
Non-KSO Divisions	391,673	373,924	381,032	360,691	327,053
KSO Divisions(7)	28,165	28,807	—	—	—

Total	419,838	402,731	381,032	360,691	327,053
Leased lines in service
Non-KSO Divisions(4)	8,887	11,333	7,476	6,338	6,084
KSO Divisions(7)	382	575	—	—	—

Total	9,269	11,908	7,476	6,388	6,084
Fixed wireline subscriber pulse production(5) (millions)
Non-KSO Divisions	58,314	57,926	64,012	75,451	62,940
KSO Divisions	6,838	9,743	—	—	—

Total	65,152	67,669	64,012	75,451	62,940
Fault rate (6)
Non-KSO Divisions	3.4	3.8	3.6	3.8	3,5
KSO Divisions(7)	1.9	2.0	—	—	—

Combined	3.2	3.6	3.6	3.8	3,5

(1)	For 2004 and 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.

(2)	For 2006 and 2007, Non-KSO Divisions refer to Divisions I, II, III, IV, V, VI and VII.

(3)	Lines in service are comprised of subscriber lines and public telephone lines and include the following number of lines in service operated by us pursuant to revenue-sharing arrangements. Such lines in service under revenue-sharing arrangements amounted to 396,926, 201,485, 166,142, 162,052 and 293,452 as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(4)	Excludes leased lines for TELKOM’s network and multimedia businesses.

(5)	Consists of pulses generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.

(6)	Faults per 100 connected lines per month.

(7)	Divisions classified as KSO Divisions differ year by year due to acquisition in certain years. See footnotes (1) to (3) above.
The following table sets out information relating to our fixed line network in each of our operating divisions as of December 31, 2008:

			Division III
		Division	(West Java	Division IV	Division V		Division
	Division I	II	and	(Central	(East	Division VI	VII (East
	(Sumatra)	(Jakarta)	Banten)	Java)	Java)	(Kalimantan)	Indonesia)	Total
Local exchange capacity	3,818,356	7,276,405	3,529,266	2,134,916	6,348,897	1,537,225	1,913,049	26,558,114
Total lines in service	3,058,058	6,148,129	2,079,083	1,835,503	5,700,166	1,120,349	1,993,676	21,934,964
Capacity utilization(%)(1)	80%	84%	59%	86%	90%	73%	104%	83%
Installed lines(2)	4,571,829	7,864,169	3,310,819	2,870,889	6,589,060	1,812,561	2,325,087	29,344,414
Utilization rate(%)(1)	67%	78%	63%	64%	87%	62%	86%	75%
Employees(3)	2,641	4,854	1,242	1,443	1,820	688	2,056	14,744
Population (millions)(4)	49,028,489	8,900,928	51,733,010	35,679,328	36,058,695	13,502,609	34,292,481	229,195,540
TELKOM line penetration(%)(5)	6.24	69.07	4.02	5,14	15,81	8.30	5.81	9.57

(1)	Capacity utilization (lines in service/exchange capacity) and utilization rate (lines in service/installed lines) consist of fixed wireline and fixed wireless. The rate can exceed 100% since the exchange capacity in fixed wireless (MSC and BTS) is calculated by assuming traffic allocation per subscriber of 60 mE (mill Erlang).

(2)	Total includes 515,072 SSF BTS capacity of fixed line under RSA scheme.

(3)	Does not include employees from the corporate office or support divisions, such as TELKOM’s long distance, fixed wireless, multimedia and construction divisions.

(4)	Source: Index number from Indonesian Central Bureau of Statistics (estimated figures).

(5)	TELKOM’s penetration based on the estimated population figures.
b.	Fixed Wireless Network

Our fixed wireless network comprises a hierarchy of exchanges originating from Mobile Switching Center (“MSC”) and connecting with each other through trunk exchanges. Each MSC is connected to Base Station Sub System (“BSS”) that comprises Base Station Controller (“BSC”) and Base Transceiver Station (“BTS”), which connect equipment at a customer’s premises (handheld device and fixed wireless terminal) to our fixed wireless network.

The total number of fixed wireless lines in service increased from approximately 6.4 million as of December 31, 2007 to approximately 12.7 million as of December 31, 2008.

The following table sets out statistics relating to our fixed wireless network since 2004:

	As and for the Year Ended December 31,
	2004(1)	2005(1)	2006(2)	2007(2)	2008(3)
Exchange capacity (MSC) (6)

Non-KSO Divisions	1,952,644	2,687,348	6,655,891	12,831,841	15,885,020
KSO Divisions(5)	179,700	329,708	—	—	—
Total	2,132,344	3,017,056	6,655,891	12,831,841	15,885,020
Installed lines (BTS) (6)
Non-KSO Divisions	2,291,212	3,332,893	7,698,039	9,383,924	19,861,324
KSO Divisions(5)	179,717	340,568	—	—	—
Total	2,470,929	3,673,461	7,698,039	9,383,924	19,861,324
Lines in service(3)
Non-KSO Divisions	1,317,673	3,750,821	4,175,853	6,362,844	12,725,425
KSO Divisions(5)	111,695	311,046	—	—	—
Total	1,429,368	4,061,867	4,175,853	6,362,844	12,725,425
Subscriber lines
Non-KSO Divisions	1,313,978	3,739,095	4,163,284	6,335,452	12,698,827
KSO Divisions(5)	111,695	311,046	—	—	—

Total	1,425,673	4,050,141	4,163,284	6,335,452	12,698,827
Public telephones
Non-KSO Divisions	3,695	11,726	12,569	27,392	26,598
KSO Divisions(5)	—	—	—	—	—
Total	3,695	11,726	12,569	27,392	26,598
Fixed wireless subscriber pulse production/minutes production(4)(7) (millions)
Non-KSO Divisions	989	3,254	5,512	9,144	12,304
KSO Divisions(5)	125	299	—	—	—
Total	1,114	3,553	5,512	9,144	12,304

(1)	For 2004 and 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.

(2)	For 2006 and 2007, Non-KSO Divisions refer to Divisions I, II, III, IV, V, VI and VII.

(3)	Lines in service are comprised of subscriber lines and public telephone lines and include the lines in service operated by us pursuant to the revenue-sharing arrangements. Such lines in service under revenue-sharing arrangements amounted to 113,048, 230,121 and 505,793 as of December 31, 2006, 2007 and 2008, respectively.

(4)	Fixed wireless usage was measured in subscriber pulse before 2004, and in minutes beginning 2004 due to the installation of new equipment. Fixed wireless usage beginning 2004 and prior to 2004 are not comparable.

(5)	Divisions classified as KSO Divisions vary year to year due to KSO acquisitions in certain years. See footnotes (1) to (3) above.

(6)	Prior to 2006, the capacities of BTS and MSC were calculated by assuming traffic allocation per subscriber to be 60 mE (mili Erlang). However, the average traffic used per subscriber in 2005 was only 18 to 30 mE. Therefore, the capacities of BTS and MSC in 2006, 2007 and 2008 were calculated by assuming traffic allocation per subscriber of 30 mE.

(7)	Consists of minutes usage generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.
We offer a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi”. As of December 31, 2008, we had 12.7 million TELKOMFlexi lines in service.

c.	Backbone

Our telecommunications network consists of transmission, trunk switches and core routers connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

The following table sets forth certain information on the transmission capacity of TELKOM’s backbone transmission facilities as of December 31, 2008:

	Capacity
	(number of Transmission
	medium circuits)	Percentage
Optical fiber cable	21,749	71.31%
Microwave	5,412	17.75%
Submarine cable	2,605	8.54%
Satellite	733	2.40%
Total	30,499	100%
Mobile Cellular Network
Telkomsel has the largest network coverage of any cellular operators in Indonesia. Telkomsel currently operates GSM/DCS, GPRS, EDGE and 3G cellular networks. The GSM/DCS network consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band. Both networks operate as a single integrated dual band network. Its 3G network uses a 5 MHz bandwidth at 2.1 GHz frequency.
As of December 31, 2008, Telkomsel’s digital network had 26,872 BTSs, 96 cellular switching centers and 698 base station controllers, with an overall network capacity capable of supporting 67.3 million subscribers.
Data and Internet Network
We began operating data network services in 1997 and continue to develop and expand our network. As of December 31, 2008, our IP-based network covered 362 locations with 801 router nodes nationwide. We will continue to improve the speed and quality of our IP-based network. Our IP-based network serves as the transport network for high quality VPNs, VoIP, and dial-up and broadband internet services. We have remote access servers (“RAS”) in 127 locations with 183 nodes nationwide used for our “TELKOMNet Instan” dial-up internet services and corporate dial-up internet services.
Since 2004, we have provided fixed-line based broadband access services under the brand name “Speedy” by using DSL technology. As of December 31, 2008, we had approximately 850,000 “Speedy” subscribers in all of Divisions I to VII, including approximately 205,000 for education and trial purposes only. “Speedy” subscribers are typically residential dial-up users with a monthly usage of more than Rp.75,000, small office/home office companies, travel agents, internet cafes and schools. Since May 2008, Speedy had bandwidth speed of download up to 1 Mbps.
International Network
We offer IDD fixed line services under the brand name “TIC-007”. To route outgoing IDD and incoming international calls, we have three international gateways, which are in Batam, Jakarta and Surabaya. At the present time, we have no intention to develop any new gateways.
In order to facilitate interconnection of international calls, we entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as we do not have agreements with telecommunication operators in each of our IDD destinations, we entered into agreements with SingTel Mobile, Telekom Malaysia, MCI and other entities being operators to act as hubs to route international calls to their destinations. As of December 31, 2008, we had entered into international telecommunications service agreements with 35 international operators in 16 countries, compared to 21 international operators in 16 countries as of December 31, 2007. We plan to enter into additional international telecommunications service agreements with telecommunications operators for direct interconnection, particularly operators in the top 20 destinations for our outgoing IDD traffic.
Expansion and development of international network infrastructure are mainly to fulfill capacity requirement, enhance reliability, investment efficiency and also consider NGN based infrastructure transformation. For the time being, we have three international gateways: Jakarta, Batam and Surabaya, that between them connected by reliable domestic network. In service node development, TELKOM will develop Softswitch to support international services.
Our international network is underpinned by Sistem Komunikasi Kabel Laut (Submarine Cable Communication System, “SKKL”), Dumai Melaka Cable’s System (“DMCS”), Thailand Indonesia Singapore (“TIS”), Indefeasible right of use (“IRU”), Border Radio Microwave and Satellite. To develop and strengthen our international network and enlarge broadband services (Speedy), we have also entered into a AAG cable consortium to provide 40 G bandwidth with 5.0531% initial investment since April 2007. We also have a long term plan to develop international transport to eastern parts of Indonesia to diversify and capture business opportunities in South Asia, the Middle East and Europe.
Other Network Infrastructure
We operate the TELKOM-1 and TELKOM-2 satellites and 196 earth stations, including one satellite control system. TELKOM-1 has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders and TELKOM-2 has 24 standard C-band transponders. We use our satellites for the following purposes:
—	Network backbone transmission;

—	Rural telecommunications services;

—	Back-up transmission capacity for the national telecommunications network;

—	Satellite broadcasting, VSAT and multimedia services;

—	Satellite transponder capacity leasing;

—	Satellite-based lease line; and

—	Teleport (earth station satellite up linking and down linking services to and from other satellites).

—	Satellite network is still developed to retain and increase market and revenue share of satellite services, fulfill the demand of satellite transmission and improve capacity and quality of services. Currently, TELKOM has two operating satellites: TELKOM-1 and TELKOM-2. In order to fulfill the customer demand, TELKOM also leased some transponders from other satellite provider such as GE 23 with 8 transponders, Apstar-1 with 1 transponder and Protostar 1 with 4 transponders. In 2009, we plan to deploy TELKOM-3 .
NETWORK DEVELOPMENT
Fixed Line Network Development
We continue to develop and expand our network infrastructure and starting from 2007 we have initiated the development of Next Generation Network based on our roadmap of INSYNC 2014 master plan, which includes the development of:
—	Capacity expansion of the Java-Sumatra-Kalimantan (Jasuka) submarine backbone infrastructure;

—	Capacity expansion Java backbone;

—	The fiber optic regional junction in Sumatera, Jawa and Kalimantan;

—	IP DSLAM project offering broadband access to all users in Indonesia;

—	Capacity expansion of local exchange switches;

—	Wireline access network in Divisions I to VI;

—	Expansion of the IP-based network; and

—	Development of Metro Ethernet Networks in Jakarta, West Java, Central Java and Bali.
To further develop our communications services, we also plan to:
—	continue to implement the deployment of additional line units;

—	continue to implement the next generation network by deployment and expansion of softswitch system, IP transport, metro ethernet network, and broadband access and transmission network;

—	continue to improve the quality of our network through enhancements in our copper access network, ring system transmission network and redundancy system for all equipment, including battery and rectifier; and

—	continue network integration and quality improvement through our national operational support system.
Fixed Wireless Network Development
In 2006, we entered into agreements with PT Samsung Telecommunication Indonesia for the purchase of CDMA 2000-1X Equipment & Services in Division V; a purchase and installation agreement with a Samsung Consortium for expansion of the NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java); agreements with a Huawei Consortium for the FWA CDMA expansion in Divisions I to IV; and an agreement with a ZTE Consortium for the FWA CDMA expansion in Division VI. In 2007, we entered into an agreement with Samsung Consortium for Deployment of FWA CDMA NSS, BSS and PDN System Project in Regional Division VII Bali and Nusa Tenggara Area and with ZTE Consortium for Deployment of FWA CDMA NSS, BSS and PDN System Project in Regional Division VII Sulawesi, Maluku and Papua Area. We also continued to expand our capacity in Regional Division I, II, III, IV, V and VI. In 2007, we completed the network migration of FWA CDMA TELKOMFlexi from 1900 MHz to 800 MHz in Regional Division II (Jakarta) and Regional Division III (West Java and Banten).
Mobile Cellular Network Development
Telkomsel’s GSM coverage extends to all counties in Indonesia. In 2008, Telkomsel added, among other equipment, 6,014 BTSs (including 1,278 nodes for 3G services) and 77,269 transmitting and receiving exchanges, thereby expanding its capacity to cater the hike in minutes of use due to the fierce competition in 2008 Telkomsel plans to continue to install additional BTSs to further expand its coverage to the sub-county level in Kalimantan, Sulawesi and East Indonesia, to enhance its capacity in highly populated areas, to expand its 3G network and the broadband coverage, to further expand its fiber optic transmission backbone for major cities in Java, to install additional microcells and transmitting and receiving exchanges, particularly in provincial areas, to further improve the quality of its coverage, to upgrade its switching equipment to increase network capacity, and to expand its intelligent network used in connection with its prepaid products.
Data Network Development
In 2008, we continue to improve the quality of our data network by adding capacity and coverage. The new deployments consist of expansion the coverage and capacity of our existing IP core through the implementation of IP over Lambda 10 Gbps based and TELKOM Tera Router Core in three cities (Jakarta, Batam, Surabaya) and additional three nodes of internet gateway. For the regional IP Network, in 2008 we had already completed the development of 620 nodes of Metro Ethernet Networks nationwide as an additional of 147 nodes Metro Network developed in 2007. We currently have 767 nodes of Metro Ethernet that are ready to support the bandwidth requirement of TELKOM broadband services nation wide. Currently, besides being used as Metro Ethernet services, Metro Ethernet is also used as main transport of IP DSLAM for broadband Speedy and VPN IP. In 2009, we plan to use Metro Ethernet as backhaul mobile our subsidiary Telkomsel, MSAN, FTTx, Softswitch and IP TV.
We have developed IP Core network to support TELKOM NGN program in order to deliver triple play services and service convergence and also to integrate NGN Core network between Fixed and Cellular business. IP Core is developed by implementing single platform terra router with fully redundant network architecture. Existing IP Core Network consist of 483 ports GE, 257 STM-1, 116 STM-4 and 43 STM-16 and terra router will be operated in March 2009.
CORPORATE STRATEGY
Current Indonesia’s telecommunications market shows a low penetration rates for fixed lines, moderate to high penetration rates for wireless business and low penetration rates for broadband business. We believe that this is an indicator of a continuing strong demand for telecommunication services in the future. Broadband and enterprise businesses will be our next key drivers for growth and will continue to offer favorable growth opportunities in the future. As a result, we expect that our fixed line, wireless, broadband and enterprises services will continue to contribute significantly to our operating revenues in the near term. To support this, we developed broad business strategies to retain our existing customers, to acquire new and lost customers and to further penetrate the market through our customer relationship management, product leadership and diversification, competitive pricing and one-gate distribution channels. The strategy focus on growth market such as broadband and enterprise is a growth strategy comprising “defending core business by customer retention”, “exploiting the full potential of TELKOM Group’s products”, and “extending scope of offering and capabilities to stake out future growth opportunities”. For the wireless business, the strategy is to align our cellular and fixed wireless business so that we can achieve the maximum synergy. The strategy focus of fixed line is different as the business is slowing down. The strategy focus for this is cost productivity. Besides these strategies focusing to strengthen our core businesses, we are also preparing some new growth portfolio for our next curve. Going to adjacent industries was considered to grab the opportunities in the IT Services as well as Media and Entertainment businesses.
All of above strategies were developed to support our vision “to become the leading InfoComm player in the region”, with the missions “to provide one stop InfoComm services with excellent quality and competitive prices” and “to be the role model as the best managed Indonesian corporation”.
The key elements of our strategy are:
a.	Strengthening and Optimizing Our Fixed Wireline Business

Indonesia has one of the lowest fixed line penetration rates in Southeast Asia. As of December 31, 2008, a majority of the total lines in service were in the major metropolitan areas such as Jakarta, Surabaya, Semarang, Bandung, Medan and Denpasar. We aim to strengthen and optimize our fixed wireline business by:
•	increasing the cost competitiveness through improving cross functional efficiency;

•	transforming legacy infrastructure into NGN Infrastructure;

•	increasing our fixed line penetration rate more quickly and with lower capital expenditure per line through the rapid roll-out of fixed wireless technology;

•	increasing the use of voice and value added services of fixed wireline product;

•	launching management programs to reduce churn;

•	strengthening our interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	strengthening Plasa TELKOM, our customer service centers, as a point of sale for our services;

•	developing and expanding our IDD fixed line business; and

•	enhancing our fixed wireline access network to provide broadband capability.
b.	Development of Integrated NGN

In order to enhance our infrastructure and service capabilities as well as to reduce cost, we are implementing NGN technology (IP based platform) across the TELKOM Group integrating Fixed and Mobile NGN core network and developing Metro Ethernet Access network.
c.	Maintaining Telkomsel’s Leading Position in the Industry

We believe that, of all our activities, our cellular business has the greatest opportunity for revenue growth. We provide cellular services through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2008, of 47% of the full-mobility cellular market, maintaining its position as the largest nationwide licensed GSM cellular operator in Indonesia. We intend to promote the further development of Telkomsel’s business by, among other things, offering competitive tariffs and promotions, value-added services for our products and services, and expanding Telkomsel’s network capacity and coverage.

We believe that the 35% equity interest of SingTel Mobile in Telkomsel increases its ability to access SingTel Mobile’s technological and commercial expertise in the cellular business and increases opportunities for cooperation between Telkomsel and SingTel Mobile in the development of new products, thereby strengthening and better positioning Telkomsel to face competition from other mobile cellular operators.

The key elements of Telkomsel’s strategy for its business include:
•	taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	continuous capacity and coverage expansion at pre-defined quality levels to handle subscriber growth;

•	maintaining or improving market share by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, both retail and corporate customers, enhancing its products and services portfolio (including its GPRS, EDGE, 3G services and HSPA), improving network capacity and service;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, focusing on billing, service delivery and customer service; and

•	achieving service levels at par with world class mobile service providers through its call center footprint and service oriented goals.
d.	Developing Our Fixed Wireless Business

We offer a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFIexi.” We plan to continue to expand our CDMA-based fixed wireless networks in all of our regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. We believe the deployment of a CDMA-based fixed wireless network and our TELKOMFlexi business will provide us with a competitive advantage in the face of liberalization and increased competition in the fixed line market. We are also creating sharing joint infrastructure program between TELKOMFlexi and Telkomsel to speed up the fixed wireless network development and create more value for the Group.

To enhance our organization’s capabilities on managing FWA Business, we are developing a separate business entity within TELKOM in order to get more responsiveness in elaborating the “market”.
e.	Investing in Broadband Business

We intend to grow our broadband and internet access business by, among other things:
•	increasing investment in our broadband infrastructure both wireline and wireless (such as DSL, MSAN, FTTx and HSPA);

•	focusing on retaining and acquiring customers with high demand for data services by offering competitive pricing for high-speed data and internet services (including value-added services) and full VPN IPs, and expanding our backbone and access network technology;

•	giving customers greater internet access options, such as through wireless hotspot technology and the bundling of internet access services with TELKOMFlexi and Telkomsel products;

•	developing and offering new value-added services and products, such as integrated enterprise services for banks and other corporate customers;

•	expanding the international coverage of our data and internet services by entering into agreements with additional global carriers and wholesalers; and

•	expanding the coverage and quality of our internet Protocol backbone to increase data and internet traffic capacity.
f.	Increasing TELKOM and Telkomsel Synergy

We seek to increase our synergy with Telkomsel, and to promote the sharing of facilities and information, the combining of resources and increased coordination. These resources include network, marketing, infrastructure support (such as information technology, logistics, human resources development and purchase) as well as products and services (such as new product development, bundling/packaging of services and interconnection). Specific examples include:
•	sharing BTS sites, tower, mechanical and electrical facilities aggressively to expand the coverage of TELKOMFlexi;

•	utilizing the group’s combined customer base to deliver each other’s relevant products (such as the offering of our 007 IDD service to Telkomsel’s customers with specific benefits and a joint promotion campaign);

•	increasing quality of 007 IDD for mobile customers both Telkomsel and international roamers by providing additional direct signaling link to Telkomsel’s international roaming partners;

•	providing interconnection price scheme for 007 IDD and VoIP 01017, which provides benefit to TELKOM and Telkomsel. Using this scheme Telkomsel could served its IDD and VoIP customers with various services in affordable price, thus will increase TELKOM’s IDD and VoIP traffic;

•	joint promotion and marketing activities on a case-by-case basis whenever this is expected to generate additional benefits to the group;

•	utilizing available distribution channels to improve services and selling activities to customers (such as joint customer services officers); and

•	sharing other facilities such as training facilities, research and development facilities.
g.	Integrate Enterprise Solutions

To increase value contribution from enterprise business, we set up three business strategies which consist of defending the core by selectively investing in Access and Connectivity (such as IP VPN, Frame Relay, Leased Line, etc) while focusing on strategic customers, exploiting the full potential of TELKOM Group customer base, products offering as well as capabilities, and extending scope of offering and capabilities to stick out future growth opportunities.

h.	Expanding into Adjacent Industries

We also seek the new revenue opportunities by expanding to adjacent industries (i.e. IT services media and entertainment). This expansion will also offer significant new growth opportunities leveraging key capabilities of the core business.

In line with this initiative, we have already succeeded in acquiring 80% of the shares of PT Sigma Cipta Caraka (SIGMA), a leading IT Services Company in Indonesia especially in finance & banking services, through Metra, a wholly-owned subsidiary of TELKOM, and 9.8% shares of SCICOM, a global call center company based in Malaysia, through PT Telekomunikasi Indonesia International (TELKOM International), a wholly-owned subsidiary of TELKOM.
CUSTOMER SERVICE
a.	TELKOM

We provide customer services through:
•	Walk-in customer service points. Plasa TELKOM provides convenient and comprehensive access to our customer services including product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features and marketing promotions. As of December 31, 2008, we had 913 customer service points in total. In addition, we have 11 customer service points shared with Telkomsel’s GraPARI customer service centers. Telkomsel has 51 customer service points shared with Plasa TELKOM. Since June 2006, we expanded our services at customer service points to include electronic payment services via Electronic Data Capture using 101 on-site terminals.

•	Call centers and Internet. We operate call centers in three cities in Indonesia (Medan, Jakarta and Surabaya), whereby our customers are provided a contact number “147” to speak directly to customer service operators who are trained to handle customer requests and complaints and provide up-to-date information on matters such as customer bills, promotions and service features. Our corporate customers in particular locations are provided an additional toll-free number “08001TELKOM” (“0800183556”). Our customers are also provided access to directory services for which a charge is levied. We promote the use of call centers, SMS and the internet over walk-in customer service points for our retail customers.

•	Enterprise service and account management teams. To focus on our corporate customers that contribute between Rp.50 million to Rp.500 million to our monthly revenues, particularly corporations with national operations, we have set up an enterprise service division in Jakarta in August 2004. We provide these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of our customers’ communications needs, including integrated communications solutions. Since August 2004, we have also divided our enterprise service and account management teams into six segments, namely, (i) financial and banking, (ii) government, army and police, (iii) manufacturing, (iv) mining and construction, (v) trade and industrial park and (vi) trading and services. To cater to such customers, our enterprise service division works on integrating various product and service offerings to provide total telecommunications solutions, including voice telecommunications services, multimedia services and certain office automation and network monitoring and controlling services. We have also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. As of December 31, 2008, the Enterprise Service Center Division had 639 national and regional-level account managers that cover Divisions I to VII.

•	Carrier and Interconnection Service and account management teams. We provide customer service for other licenses operators through our account management teams in the Carrier and Interconnection Service Division which comprises of 50 account managers that handle customers groups based on their licenses.

•	Service level guarantee program. We have a service level guarantee program for our fixed line customers since June 2002 and have been implementing a service level guarantee program for TELKOMFlexi and Speedy since August 2006. Our service level guarantee program provides guarantees of certain minimum levels of service relating to, among others, new line installations, restoration of disconnected lines and billing complaints, and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to our customers where such minimum service levels are not met.

•	Customer Satisfaction Index (“CSI”) and Customer Loyalty Index (“CLI”). To understand the customer satisfaction and loyalty level, TELKOM cooperated with independent surveyor of which has done the research to get the index of customer satisfaction and loyalty with Top Two Boxes method. In 2007, TELKOM’s CSI index was 72.27%, and the CLI index was 90.47%.
b.	Telkomsel

Telkomsel provides customer services through:
•	GraPARI customer services centers. As of December 31, 2008, Telkomsel had 71 GraPARI customer services centers (“GraPARI centers”). Telkomsel’s GraPARI centers provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions.

•	Gerai HALO service outlets. Gerai HALO service outlets are service outlets operated by third parties. As of December 31, 2008, Telkomsel had 271 Gerai HALO service outlets.

•	Caroline. (Customer Care On-Line) (“Caroline”) is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and provide up-to-date information on matters such as customer bills, payments, promotions and service features.

•	Anita. (Aneka Informasi dan Tagihan) (“Anita”), is an SMS service available only to Telkomsel’s kartuHALO subscribers. Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.
SALES, MARKETING AND DISTRIBUTION
a.	TELKOM

We distribute and sell our principal products and services, including fixed wireless services but excluding mobile cellular services, through the following primary distribution channels:
•	Walk-in customer service points. Our customers have access to certain products and services in these walk-in customer service points.

•	Account management teams. Account management teams promote our products and services in an integrated manner to our larger business customers and other licensed operators.

•	Public telecommunications kiosks. We have established public telecommunications kiosks throughout Indonesia with small businesses. Our customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, access the internet and purchase phone-cards and TELKOMFlexi starter packs and vouchers. We generally provide discounts to such kiosks of 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may also provide products and services of other operators.

•	Authorized dealers and retail outlets. These are located throughout Indonesia and primarily sell phone-cards and TELKOMFlexi subscriptions, starter packs and vouchers. Independent dealers and retail outlets pay for all products they receive at a discount, operate on a non-exclusive basis and may also sell products and services of other operators.

•	Website. Through our website, our customers can obtain information on our major products and services and gain access to some of our multimedia products.

•	Public telephones. Our customers can make local, telephone calls through public telephones.
Our marketing communications program includes the use of print and television advertising, customer service and distribution personnel, infrastructure and special promotional campaigns to strengthen our brand name, increase our profile and educate the general public about the Company and our products and services. We are continuing to develop our marketing communications program to promote all of our core businesses as we seek to evolve into a full service telecommunications provider.

b.	Telkomsel

Telkomsel sells its cellular services through the following distribution channels:
(i)	its GraPARI centers;

(ii)	its Gerai HALO service outlets;

(iii)	a network of authorized dealers selling primarily prepaid SIM cards and vouchers;

(iv)	joint outlets with Plasa TELKOM and PT Pos Indonesia; and

(v)	other outlets such as banks and photo shops.
Independent dealers and other outlets pay for all products they receive, such as starter packs and prepaid vouchers, at a discount. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.

Telkomsel markets its kartuHALO products and services to specific target groups, focusing on corporate end-users, and HALOkeluarga, products and services to professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and manage on-going client relationships. Its prepaid products and services are targeted at a much broader customer base.

Telkomsel advertises through a variety of media for strategic branding and promotions. In addition, Telkomsel employs marketing methods such as bill inserts and point-of-sale displays in order to target programs, events and promotions at particular segments of the market. Telkomsel’s marketing strategy also includes conducting on-going market analysis to better understand its targeted subscribers and to gather feedback on customer preferences. It conducts such analysis with a view to improving and introducing new services to cater to the requirements of existing customers and to attract new subscribers.
BILLING, PAYMENT AND COLLECTION
Our customers are billed on a monthly basis according to the regional division in which they are located bills from several regions maybe combined. The billing process is computerized within each region. Payment can be made within the respective regions, through designated automated teller machines, at post offices and banks that act as collecting agents and in certain areas by direct deposit via bank transfer or by automatic debit through banks and internet banking. However, for payments that are overdue for three months or more, customers are required to make such payments only at our customer service points. If payment is not received by the due date of the bill, our customers are provided with reminders by way of automated telephone calls and reminder letters, nominal late fees are levied and increasing levels of call barring are implemented. Services will be terminated if no payment is received after three months from the due date. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment, including payment of late fees, and by completing a new application.

We currently provide billing services for Indosat in connection with their IDD services, for which we charge a flat fee for each bill.
Management of Customer Receivables
a.	TELKOM

We do not collect deposits from subscribers. Except for our Government, police and military customers, a delinquent subscriber is subject to late fees, increasing levels of call barring and, eventually, disconnection of the service after approximately three months of delinquency. Since the monthly bill for an average customer is insignificant and the customer is required to pay a reinstallation fee, the overdue payment and all late fees when the customer intends to re-subscribe, there is little incentive for the customer not to pay his outstanding bill. In addition, we screen potential customers for fixed line by reviewing identity card and electricity billing statements and by visiting the residence of such potential customers. Accordingly, we believe that the collectability of our receivables is reasonably assured.

Under our customer accounts policy, the accounts of our private retail customers are terminated if they fail to make their required payments for more than three consecutive months. In the case of non-retail customers over a specified amount, we review the outstanding debt individually for collectability, except for HANKAM (Dept. of Defence), Police and Military subscribers. For these customers, we generally terminate accounts if more than 25% of the payments due remain outstanding between seven and 12 months, more than 50% where the amount has been outstanding between 13 and 24 months and 100% where the amount has been outstanding for more than 24 months.

b.	Telkomsel

Telkomsel bills its kartuHALO postpaid subscribers on a monthly basis, in arrears based on: (i) the minutes of use for cellular services; (ii) any additional, chargeable value-added services utilized during the period; and (iii) subscription charges for basic and other services included in their subscription plan. Choices of packages given to subscribers consist of HALOKeluarga, HALOBebas and HALOHybrid. HALOKeluarga is designed for families that include cheaper monthly fee and cheaper calls among registered family members. Postpaid subscribers can choose among four options in HALOBebas: (a) special tariff for calls to ten favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; (c) waiver of the monthly subscription charge; or (d) nationwide flat-rate tariffs. HALOHybrid is a postpaid service that can be switched to prepaid service anytime the customers desire or until customers have reached the usage limit.

Telkomsel offers its kartuHALO postpaid subscribers a variety of payment options, including payment by cash, check, credit card, direct deposit via telephone transfer or automatic debit through banks and participating credit card companies. Payments may be made at any of Telkomsel’s GraPARI centers, designated automatic-teller machines or through over-the-counter facilities (mostly at post offices and banks with whom Telkomsel has an arrangement).

Telkomsel issues bills to its non-corporate customers on one of five billing cycles. It issues bills to each customer monthly. If payment is not received by the due date of the bill, the subscriber is provided with reminders by way of automated telephone calls or SMS, and the customer will be barred from making any outgoing calls or receiving any incoming roaming calls. If there is no payment of the overdue sum within one month from the due date of the relevant bill, the customer will be further barred from receiving all incoming calls. If no payment is received within two months of the due date of payment, the customer’s account will then be terminated, although Telkomsel will continue to seek payment and may seek the assistance of a debt collection agency. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment and by completing a new application. Telkomsel does not charge any late fees or interest on its overdue accounts.
INSURANCE
As of December 31, 2008, our property, plant and equipment, except for land, were insured under policies against fire, theft and other specified risks. We are insured for a total cost of assets of Rp.67,389.3 billion, which comprises insurance on a sum insured basis with a maximum loss claim of Rp.2,167.0 billion and US$12.70 million and on a first loss basis of Rp.5,352.1 billion and US$4.00 million, including business recovery of Rp.324.0 billion with a automatic reinstatement of loss clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$34.04 million and US$51.26 million, respectively. Our subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves. Telkomsel has an electronic equipment and industrial all-risk insurance policy. The policy insures against loss or damage of Telkomsel’s network equipment, facilities, infrastructure and buildings although it excludes losses suffered as a result of war, civil war, rebellion, revolution, terrorism, insurrection or military or usurped power, amongst other exclusions. Telkomsel has general insurance for motor vehicle liabilities and comprehensive general liabilities. As of December 31, 2008, Telkomsel’s property, plant and equipment were insured under policies covering property damage and business interruption, with a first loss basis of Rp.4.5 trillion, plus Rp.5.97 billion for vehicle damage. Management believes that this coverage is adequate to cover potential losses.
TRADEMARKS, COPYRIGHTS AND PATENTS
We have a number of registered intellectual property rights consisting of trademarks, copyrights and patents. We have registered with the Directorate General of Intellectual Property Rights of the Ministry of Justice and Human Rights of the Republic of Indonesia (i) trademarks for our corporate name, logo and certain services; (ii) copyrights of computer program and some of research works; and (iii) patents for services and product innovation. These intellectual property rights are important to our business and employee procedures to help protect our interests.

CHAPTER 4
MANAGEMENT’S DISCUSSION AND ANALYSIS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 included elsewhere in this Annual Report. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 56 and 57 to the consolidated financial statements for our reconciliation to U.S. GAAP.
OPERATING RESULTS OVERVIEW
We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading InfoComm player in the region that is a full service and network provider in Indonesia through the provision of a wide range of communications services. As of December 31, 2008, we had approximately 21.3 million fixed lines in service, comprising 8.6 million lines on our fixed wireline network and 12.7 million lines on our fixed wireless network and Telkomsel had approximately 65.3 million mobile cellular subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.
Our operating results for the three-year period from 2006 through 2008 reflected growth in operating revenues. From 2006 to 2007, the growth in operating revenues was primarily driven by fixed wireless, cellular, interconnection, and data, internet and information technology services. From 2007 to 2008, the growth in operating revenues was driven by cellular revenues. The growth of revenues in the cellular business primarily reflected growth in the number of Telkomsel’s cellular subscribers.
Our operating results from 2006 to 2008 also reflected significant growth in operating expenses. The growth in operating expenses was driven by operations, maintenance and telecommunication services, depreciation expenses and marketing expenses. The growth of depreciation expenses and operation, maintenance and telecommunication services expenses was primarily as a result of the addition of new Telkomsel’s BTS and TRX, and increased in overall network capacity to support the increase in its subscribers. Telkomsel also increased the capacity of its transmitting and receiving stations, switching and Intelligent Network equipment.
Increase in Telkomsel’s Revenues
The decline in Indonesia’s cellular industry growth from 28% in 2007 to 13% in 2008 contributed to a decrease in Telkomsel’s revenue growth in those years.
In spite of a 36.4% growth in cellular subscribers, Telkomsel experienced a 1.4% growth in net operating revenue from 2007 to 2008 due to a significant decrease in tariffs to cope with fierce competition. Telkomsel’s revenues from cellular phone services (usage charges, monthly subscription charges, connection fee charges and features) accounted for approximately 41.7% of our consolidated total operating revenues for the year ended December 31, 2008, compared to 38.1% for the year ended December 31, 2007 and 40.2% for the year ended December 31, 2006.
Due to the growth in the cellular market, competition increased among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators, with the growing number of fixed wireless lines in service. See “Risk Factors — Our increasingly important cellular operations face significant constraints and competitive pressures”.
Decrease in TELKOM’s Interconnection Revenues
Our net interconnection revenues accounted for approximately 14.5% of our consolidated operating revenues for the year ended December 31, 2008, compared to 16.2% for the year ended December 31, 2007 and 16.9% for the year ended December 31, 2006. Net revenues from net interconnection services decreased by 8.9% from 2007 to 2008 and increased by 11.2% from 2006 to 2007. The decrease in interconnection revenues in 2008 was primarily due to a decrease of 9.6% in net interconnection revenues paid to us by mobile cellular operators which amounted to Rp.7,900.4 billion. The increase in interconnection revenues in 2007 was primarily due to an increase of 17.4% in interconnection charges paid to us by mobile cellular operators which amounted to Rp.8,734.8 billion.
On February 8, 2006, the MoCI issued Regulation No. 8/Per/M.KOMINFO/02/2006, which mandated a cost-based interconnection tariff scheme for all telecommunications network and service operators. It became effective on January 1, 2007. Under the new scheme, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will require the operators to charge for calls based on the costs of carrying such calls. On December 28, 2006, all network operators, including TELKOM, signed amendments to our interconnection agreements for fixed line networks (local, domestic long distance and international) and mobile network for the implementation of the cost-based tariff obligations.
Increase in TELKOM’s Data, Internet and Information Technology Services Revenues
Data, internet and information technology services revenues accounted for approximately 24.2% of our consolidated operating revenues for the year ended December 31, 2008, compared to 24.7% for the year ended December 31, 2007 and 17.7% for the year ended December 31, 2006. Our revenues from our data, internet and information technology services increased by 0.2% from 2007 to 2008 and increased by 62.0% from 2006 to 2007. The increase in data, internet revenues and information technology in 2008 was primarily due to a 61.8% increase in revenue from internet connectivity services, and a 40.8% increase in revenue from data communication and information technology services. The increase in data, internet and information technology revenues in 2007 was primarily due to a 55.3% increase in revenues generated from SMS services, a 197.0% increase in data communication and information technology services and a 51.5% increase in revenues from internet services.
Operations Maintenance and Telecommunication Services Expenses
Our operations, maintenance and telecommunication services expenses have increased significantly during the three-year period from 2006 through 2008. These increases are primarily related to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and increase in our fixed assets due to deployment of fixed wireless. Telkomsel’s subscriber base has increased from 35,597,171 subscribers as of December 31, 2006 to 47,890,139 subscribers as of December 31, 2007 and 65,300,000 subscribers as of December 31, 2008. Our fixed wireless service grew substantially from 4,175,853 lines in service as of December 31, 2006 to 6,362,844 lines in service as of December 31, 2007 and 12,725,425 lines in service as of December 31, 2008.
Intangible Assets
Intangible assets comprised intangible assets from subsidiaries or business acquisitions (see Notes 2d, 2j, 4, 14, 38 and 55 to our consolidated financial statements) licenses and computer software. An intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to us and the cost of the asset can be reliably measured. Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful life. We estimate the recoverable value of our intangible assets at each balance sheet date. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-downs to its estimated recoverable amount.
In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fee for the next ten years. The up-front fee is recorded as intangible assets and amortized using the straight-line method over the term of the right to operate the 3G license of 10 years. Amortization commenced from the date when the assets attributable to the provision of the related services were available for use.
Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the annual BHP fees as expenses when incurred.

Summary of Significant Accounting Policies and Recent Accounting Pronouncements in Indonesia
The summary of significant accounting policies and recent accounting pronouncements are found in Notes 2 and 54 to our consolidated financial statement.
TELKOM’s Operating Revenues
The following table sets out our operating revenues, itemized according to our main products and services, for the three years 2006 through 2008. Each item is expressed as a percentage of total operating revenues.

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Operating Revenues
Telephone
Fixed lines	10,979.0	21.4	11,001.2	18.5	9,730.3	16.0	892.7
Cellular	20,622.6	40.2	22,638.1	38.1	25,332.0	41.7	2,324.0
Revenues under Joint Operation Schemes (KSO)	489.4	1.0	—	—	—	—	—
Interconnection
Revenues	11,793.8	23.0	12,705.9	21.3	12,054.3	19.9	1,105.9
Expenses	(3,112.3)	(6.1)	(3,054.6)	(5.1)	(3,263.5)	(5.4)	(299.4)

Net	8,681.5	16.9	9,651.3	16.2	8,790.8	14.5	806.5

Data, internet and information technology services	9,065.2	17.7	14,684.1	24.7	14,712.8	24.3	1,349.8
Network	718.7	1.4	707.4	1.2	1,079.5	1.8	99.0
Revenue-sharing Arrangements	415.5	0.8	428.0	0.7	326.0	0.5	29.9
Other telecommunications services	322.1	0.6	329.9	0.6	718.4	1.2	66.0

Total Operating Revenues	51,294.0	100.0	59,440.0	100.0	60,689.8	100.0	5,567.9

Fixed Line Telephone Revenues
Fixed line telephone revenues for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Fixed Line Telephone Revenues
Local and domestic long-distance usage	7,130.9	13.9	7,023.0	11.8	5,738.0	9.5	526.4
Monthly subscription charges	3,491.5	6.8	3,700.6	6.2	3,668.0	6.0	336.5
Installation charges	170.2	0.3	123.7	0.2	130.0	0.2	11.9
Phone cards	4.0	0.0	1.0	0.0	11.7	0.0	1.1
Others	182.4	0.4	152.9	0.3	182.6	0.3	16.8

Total	10,979.0	21.4	11,001.2	18.5	9,730.3	16.0	892.7

Cellular Telephone Revenues
Cellular telephone revenues for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Cellular Telephone Revenues
Usage charges	19,257.3	37.5	21,823.2	36.8	23,692.3	39.0	2,173.6
Monthly subscription charges	297.4	0.6	371.8	0.6	631.9	1.0	58.0
Connection fee charges	109.2	0.2	130.4	0.2	284.9	0.5	26.1
Features	958.7	1.9	312.7	0.5	722.9	1.2	66.3

Total	20,622.6	40.2	22,638.1	38.1	25,332.0	41.7	2,324.0

Joint Operation Scheme (“KSO”) Revenues
KSO revenues for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
KSO Revenues
Minimum TELKOM Revenues	207.5	0.4	—	—	—	—	—
Share in Distributable KSO Revenues	274.6	0.6	—	—	—	—	—
Amortization of unearned initial investor payments under Joint Operation Schemes	7.3	0.0	—	—	—	—	—

Total	489.4	1.0	—	—	—	—	—

Interconnection Revenues
Interconnection revenues for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Interconnection Revenues	11,793.8	23.0	12,705.9	21.3	12,054.3	19.9	1,105.9
Interconnection Expenses	(3,112.3)	(6.1)	(3,054.6)	(5.1)	(3,263.5)	(5.4)	(299.4)

Total Interconnection Revenues — Net	8,681.5	16.9	9,651.3	16.2	8,790.8	14.5	806.5

Data, internet and information technology services Revenues
Data, internet and information technology services revenues for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Data, Internet and Information Technology Services Revenues
SMS	7,227.2	14.1	11,224.4	18.9	9,653.6	15.9	885.7
Internet	907.5	1.8	1,374.8	2.3	2,224.1	3.7	204.0
Data communication and information technology services	625.6	1.2	1,858.1	3.2	2,617.1	4.3	240.1
VoIP	278.0	0.5	198.3	0.3	180.5	0.3	16.6
e-business	26.9	0.1	28.5	0.0	37.5	0.1	3.4

Total	9,065.2	17.7	14,684.1	24.7	14,712.8	24.3	1,349.8

Network Revenues
Network revenues for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Network Revenues
Satellite transponder lease	294.1	0.6	233.9	0.4	387.7	0.6	35.6
Leased lines	424.6	0.8	473.5	0.8	691.8	1.2	63.4

Total	718.7	1.4	707.4	1.2	1,079.5	1.8	99.0

Revenues under Revenue-Sharing Arrangements
Revenues under revenue-sharing arrangements for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Revenues Under Revenue- Sharing Arrangements
Revenue-Sharing Arrangements (RSA) Revenues	263.5	0.5	114.2	0.2	122.0	0.2	11.2
Amortization of unearned income	152.0	0.3	313.8	0.5	204.0	0.3	18.7

Total	415.5	0.8	428.0	0.7	326.0	0.5	29.9

Other Telecommunications Services Revenues
In 2008, our revenues from other telecommunications services increased by Rp.388.5 billion, or 117.8%, from Rp.329.9 billion in 2007 to Rp.718.4 billion in 2008. The increase in other telecommunications services revenues was primarily as a result of Flexi terminal bundling program.

TELKOM’s Operating Expenses
The following table sets out our operating expenses for the three years 2006 through 2008, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Operating Expenses
Depreciation	9,094.1	17.7	9,440.5	15.9	11,069.6	18.2	1,015.6
Operations, maintenance and telecommunication services	7,495.7	14.6	9,590.6	16.1	12,217.7	20.1	1,120.9
Personnel	8,513.8	16.6	8,494.9	14.3	9,116.7	15.0	836.4
General and administrative	3,355.6	6.6	3,672.2	6.2	3,628.7	6.0	332.9
Marketing	1,241.5	2.4	1,769.1	3.0	2,349.7	3.9	215.6

Total Operating Expenses	29,700.7	57.9	32,967.3	55.5	38,382.4	63.2	3,521.4

Operations, Maintenance and Telecommunication Services Expenses
Operations, maintenance and telecommunication services expenses for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	4,209.1	8.2	5,415.8	9.1	5,905.3	9.7	541.8
Radio frequency usage charges	722.6	1.4	1,138.5	1.9	2,400.3	4.0	220.2
Concession fees and Universal Service Obligation (USO) charges	881.8	1.7	1,026.3	1.7	1,095.1	1.8	100.5
Cost of handset phone, SIM and RUIM Cards	579.3	1.1	582.1	1.0	1,101.5	1.8	101.1
Cost of IT Service	—	—	—	—	105.7	0.2	9.7
Electricity, gas and water	417.3	0.8	481.7	0.8	558.4	0.9	51.2
Vehicles rental and supporting facilities	246.2	0.5	236.3	0.4	232.4	0.4	21.3
Insurance	145.1	0.3	342.7	0.6	366.5	0.6	33.6
Leased lines and CPE	236.4	0.5	298.7	0.5	383.3	0.6	35.2
Traveling	39.1	0.1	50.2	0.1	50.1	0.1	4.6
Call Center	14.7	0.0	11.2	0.0	13.9	0.0	1.3
Others	4.1	0.0	7.1	0.0	5.1	0.0	0.5

Total	7,495.7	14.6	9,590.6	16.1	12,217.7	20.1	1,120.9

Personnel Expenses
Personnel expenses for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Personnel Expenses

Salaries and related benefits	2,400.6	4.7	2,884.1	4.9	2,956.4	4.9	271.2
Vacation pay, incentives and other benefits	2,209.1	4.3	2,488.3	4.2	2,242.0	3.7	205.7
Early retirements programs	1,461.2	2.9	—	—	749.9	1.2	68.8
Net periodic post-retirement health care benefit cost	604.7	1.2	723.2	1.2	901.8	1.5	82.7
Net periodic pension cost	438.4	0.9	859.5	1.5	706.5	1.2	64.8
Employees’ income tax	889.1	1.7	1,511.2	2.5	1,128.4	1.9	103.5
LSA and LSA termination costs	139.7	0.3	(359.8)	(0.5)	35.3	0.1	3.2
Housing	168.4	0.3	219.7	0.4	215.3	0.4	19.8
Other post-retirement cost	76.2	0.1	84.7	0.1	83.6	0.1	7.7
Medical	25.1	0.0	28.1	0.0	10.3	0.0	1.0
Other employees’ benefits	14.3	0.0	13.6	0.0	16.3	0.0	1.5
Others	87.0	0.2	42.3	0.1	70.8	0.1	6.5

Total	8,513.8	16.6	8,494.9	14.3	9,116.7	15.0	836.4

General and Administrative Expenses
General and administrative expenses for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
General and Administrative Expenses
Professional fees	221.0	0.4	156.9	0.3	204.9	0.3	18.8
Collection expenses	542.5	1.1	598.6	1.0	583.9	1.0	53.6
Amortization of goodwill and other intangible assets	1,028.6	2.0	1,154.0	1.9	1,243.6	2.0	114.1
Training, education and recruitment	224.3	0.4	222.7	0.4	241.4	0.4	22.1
Travelling	229.7	0.5	254.1	0.4	238.3	0.4	21.9
Security and screening	197.4	0.4	236.0	0.4	258.8	0.4	23.7
General and social contribution	301.8	0.6	237.4	0.4	141.8	0.2	13.0
Vehicles rental	—	—	103.0	0.2	87.0	0.1	8.0
Stationery and printing	51.9	0.1	79.9	0.1	72.0	0.1	6.6
Meetings	64.0	0.1	88.9	0.1	88.0	0.1	8.1
Provision for doubtful accounts and inventory obsolescence	458.2	0.9	500.8	0.8	398.0	0.7	36.5
Research and development	8.7	0.0	6.7	0.0	9.8	0.0	0.9

	Year Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Others	27.5	0.0	33.2	0.1	61.3	0.1	5.6

Total	3,355.6	6.5	3,672.2	6.1	3,628.7	6.0	332.9

Marketing Expenses
Marketing expenses for the three years 2006 through 2008 are set out below, with each item also expressed as a percentage of operating revenues.

	Year Ended December 31,
	2006		2007		2008		2008
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		U.S.$(million)
Marketing Expenses
Advertising	944.3	1.8	1,300.7	2.2	1,876.3	3.1	172.2
Customer education	267.7	0.5	424.8	0.7	416.5	0.7	38.2
Others	29.5	0.1	43.6	0.1	56.9	0.1	5.2

Total	1,241.5	2.4	1,769.1	3.0	2,349.7	3.9	215.6

Results of Operations
Year ended December 31, 2008 compared to year ended December 31, 2007
A. Operating Revenues
Total operating revenues increased by Rp.1,249.8 billion, or 2.1%, from Rp.59,440.0 billion in 2007 to Rp.60,689.8 billion in 2008. The increase in operating revenues in 2008 was primarily due to the increase in revenues from cellular, network, and other telecommunications services.
1. Fixed Line Telephone Revenues
Fixed line revenues decreased by Rp.1,270.9 billion, or 11.6%, from Rp.11,001.2 billion in 2007 to Rp.9,730.3 billion in 2008. The decrease in fixed line revenues was primarily due to the decrease in fixed wireline revenues. Fixed wireline revenues decreased by Rp.1,272.6 billion, or 13.2%, from Rp.9,617.3 billion in 2007 to Rp.8,344.8 billion in 2008. Fixed wireless revenues increased by Rp.1.6 billion, or 0.1%, from Rp.1,383.9 billion in 2007 to Rp.1,385.5 billion in 2008.
The decrease in fixed wireline revenues which was primarily due to a 18.0% decrease in local and domestic long-distance revenues from Rp.5,562.3 billion in 2007 to Rp.4,559.9 billion in 2008. The increase in fixed wireless revenues was primarily attributable to a 45.7% growth in the wireless pulse production from 9.3 billion minutes in 2007 to 13.6 billion minutes in 2008.
2. Cellular Telephone Revenues
Cellular telephone revenues increased by Rp.2,693.9 billion, or 11.9%, from Rp.22,638.1 billion in 2007 to Rp.25,332.0 billion in 2008 primarily due to the increase in usage charges and features charges. Usage charges increased by Rp.1,869.1 billion, or 8.6% from 21,823.2 billion in 2007 to Rp.23,692.3 billion in 2008, due to growth in cellular subscribers and minute of usage. Connection fee charges increased by Rp.154.5 billion, or 118.5%, from Rp.130.4 billion in 2007 to Rp.284.9 billion in 2008. Features charges increased by Rp.410.2 billion, or 131.2%, from Rp.312.7 billion in 2007 to Rp.722.9 billion in 2008. Monthly subscription charges increased by Rp.260.1 billion, or 69.9%, from Rp.371.8 billion in 2007 to Rp.631.9 billion in 2008, primarily due to the growth in kartuHALO cellular subscribers.

The increase in cellular telephone revenues was primarily attributable to a 36.4% growth in Telkomsel’s total cellular subscribers from 47.9 million subscribers in 2007 to 65.3 million subscribers in 2008. This increase was caused by a 41.5% growth in net-additional subscribers from 12.3 million subscribers in 2007 to 17.4 million subscribers in 2008. Postpaid subscribers grew by 1.4% to 1.9 million subscribers and prepaid subscribers grew by 37.8% to 63.4 million subscribers, in each case as of December 31, 2008.
As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 96.0% in 2007 to 97.0% in 2008. With the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp.80,000 in 2007 to approximately Rp.59,000 in 2008. The SMS /non-voice ARPU for postpaid decreased from approximately Rp.49,000.0 in 2007 to approximately Rp.40,000.0 in 2008. Minutes of usage also increase 257%, from 25.2 billion minutes in 2007 to 90.2 billion minutes in 2008.
3. Interconnection Revenues
Net interconnection revenues decreased by Rp.860.5 billion, or 8.9%, from Rp.9,651.3 billion in 2007 to Rp.8,790.8 billion in 2008. Net interconnection revenues comprised interconnection revenues from TELKOM’s fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).
Net cellular interconnection revenues decreased by Rp.834.4 billion, or 9.6%, from Rp.8,734.8 billion in 2007 to Rp.7,900.4 billion in 2008, primarily due to a decrease in outgoing revenues (local and domestic long distance) from fixed wireline to cellular. Net international interconnection revenues increased by Rp.85.9 billion, or 12.4%, from Rp.694.7 billion in 2007 to Rp.780.6 billion in 2008. Other interconnection revenues decreased by Rp.112.1 billion, or 50.5%, from Rp.221.8 billion in 2007 to Rp.109.7 billion in 2008.
Our net interconnection revenues accounted for 14.4% of our consolidated operating revenues for the year ended December 31, 2008, compared to 16.2% for the year ended December 31, 2007.
4. KSO Revenues (Joint Operation Scheme Revenues)
There were no KSO revenues in 2007 and 2008 as a result of the acquisition of KSO VII in October 2006.
5. Data, Internet and Information Technology Services Revenues
Data, internet and information technology services revenues increased by Rp.28.7 billion, or 0.2%, from Rp.14,684.1 billion in 2007 to Rp.14,712.8 billion in 2008. This increase was primarily due to an increase in internet revenue and data communication revenue.
Internet revenues increased by Rp.849.3 billion, or 61.8%, from Rp.1,374.8 billion in 2007 to Rp.2,224.1 billion in 2008 due to increased marketing efforts to boost sales of data and internet services primarily Speedy subscribers in 2008. Speedy subscribers grew 167.6% from approximately 241,000 in 2007 to approximately 645,000 in 2008 (excluding approximately 205,000 subscribers for education and trial purposes only).
Data communication service revenues increased by Rp.759.0 billion, or 40.8% from Rp.1,858.1 billion in 2007 to Rp.2,617.1 billion in 2008 mainly due to increase in VPN revenue and contribution of a new subsidiaries (SIGMA). VPN revenue increased 76.1 % from Rp.393.3 billion in 2007 to Rp.692.5 billion in 2008
These increases were offset by the decrease in SMS revenue by Rp.1,570.7 billion, or 14.0%, from Rp.11,224.3 billion in 2007 to Rp.9,653.6 billion in 2008 mainly due to significant decreases in SMS tariffs in Telkomsel, although SMS traffic grew 58% from 49.5 billion in 2007 to 78.0 billion in 2008.
6. Network Revenues
Network revenues increased by Rp.372.1 billion, or 52.6%, from Rp.707.4 billion in 2007 to Rp.1,079.5 billion in 2008 mainly due to an increase in satellite transponder and leased line services.
Satellite transponder revenues increased by Rp.153.8 billion, or 65.7%, from Rp.233.9 billion in 2007 to Rp.387.7 billion in 2008 and leased lines revenues increased by Rp.218.3 billion, or 46.1%, from Rp.473.5 billion in 2007 to Rp.691.8 billion in 2008 as a result of an increase in the number of telecommunications operators that use our network.
7. Revenues under Revenue-Sharing Arrangements
Revenues under revenue-sharing arrangements decreased by Rp.101.9 billion, or 23.8%, from Rp.428.0 billion in 2007 to Rp.326.1 billion in 2008. Amortization of unearned income under revenue-sharing arrangements decreased by Rp.109.7 billion, or 35.0%, from Rp.313.8 billion in 2007 to Rp.204.1 billion in 2008. Net share in revenue earned under revenue-sharing arrangements increased by Rp.7.8 billion, or 6.8%, from Rp.114.2 billion in 2007 to Rp122.0 billion in 2008. The total number of revenue-sharing arrangements contracts as of December 31, 2008 was 40 contracts with 33 partners.
8. Other Telecommunications Services Revenues
Other telecommunications services revenues increased by Rp.388.5 billion, or 117.8%, from Rp.329.9 billion in 2007 to Rp.718.4 billion in 2008, primarily as a result of flexi terminal bundling program.
B. Operating Expenses
Total operating expenses increased by Rp.5,415.0 billion, or 16.4%, from Rp.32,967.3 billion in 2007 to Rp.38,382.3 billion in 2008. The increase in total operating expenses was attributable to substantial increases in operations, maintenance and telecommunications services expenses, depreciation expenses, marketing expenses, and personnel expenses, as explained further below.
1. Personnel Expenses
Personnel expenses increased by Rp.621.8 billion, or 7.3%, from Rp.8,494.9 billion in 2007 to Rp.9,116.6 billion in 2008. The increase in personnel expenses were primarily due to the increase in early retirement expenses and increase in long service award cost. The increase in employee expenses, are detailed as follows:
•	early retirement expenses increased by Rp.749.9 billion due to implementation of early retirement program in 2008;

•	long service awards increased by Rp.395.1 billion, or 109.8%, from Rp.(359.8) billion in 2007 to Rp.35.3 billion in 2008;

•	net periodic post retirement health care benefit costs increased by Rp.178.6 billion, or 24.7%, from Rp.723.2 billion in 2007 to Rp.901.8 billion in 2008; and

•	salaries and related benefits increased by Rp.72.3 billion, or 2.5%, from Rp.2,884.1 billion in 2007 to Rp.2,956.4 billion in 2008;
This increase was partially offset by decrease in:
•	vacation pay, incentives and other benefits expenses decreased by Rp.246.3 billion, or 9.9%, from Rp.2,488.3 billion in 2007 to Rp.2,242.0 billion in 2008;

•	net periodic pension cost decreased by Rp.153.0 billion, or 17.8% from Rp.859.5 billion in 2007 to Rp.706.5 billion in 2008, primarily due to decreased of early pension preparation expense.;

•	employee income tax expenses decreased by Rp.382.7 billion, or 25.3%, from Rp.1,511.2 billion in 2007 to Rp.1,128.4 billion in 2008
Other components of personnel expenses did not contribute significantly to operating expenses in 2008.
2. Depreciation Expense
Depreciation expense increased by Rp.1,629.1 billion, or 17.3%, from Rp.9,440.5 billion in 2007 to Rp.11,069.6 billion in 2008. The increase in depreciation expense was primarily due to Telkomsel’s BTS deployment of 6,014 units in 2008, increase in the capacity of its transmitting and receiving stations and switching and intelligence network equipment, and increase in our capital expenditures for network infrastructures (transmission network, backbone and access network).
3. Operations, Maintenance and Telecommunications Services Expenses
Operations, maintenance and telecommunications services expenses increased by Rp.2,627.1 billion, or 27.4%, from Rp.9,590.6 billion in 2007 to Rp.12,217.7 billion in 2008. The increase in operations, maintenance and telecommunications services expenses was mainly attributable to the following:
•	radio frequency usage expenses increased by Rp.1,261.8 billion, from Rp.1,138.5 billion in 2007 to Rp.2,400.3 billion in 2008, or an increase of 110.8%, due to an increase in the number of our and Telkomsel’s BTSs. The number of our BTS grew by 112.1% from 1,911 units in 2007 to 4,054 units in 2008, while Telkomsel’s BTSs grew by 28.8% from 20,858 units in 2007 to 26,872 units in 2008; and

•	increase in operations and maintenance expenses by Rp.489.5 billion, or 9.0%, from Rp.5,415.8 billion in 2007 to Rp.5,905.3 billion in 2008 due to the growth in Telkomsel’s overall capacity to support the increase in its subscribers from 47.9 million subscribers as of 2007 to 65.3 million subscribers as of 2008. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	cost of phone, SIM, and RUIM cards increased by Rp.519.5 billion, from Rp.582.1 billion in 2007 to Rp.1,101.5 billion in 2008;
Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2008.
4. General and Administrative Expenses
General and administrative expenses decreased by Rp.43.5 billion, or 1.2%, from Rp.3,672.2 billion in 2007 to Rp.3,628.7 billion in 2008, due to:
•	a decrease in provision for doubtful accounts and inventory obsolescence by Rp.102.9 billion, or 20.5%; and

•	a decrease in general and social contribution expenses by Rp.95.5 billion, or 40.2%, from Rp.237.4 billion in 2007 to Rp.141.8 billion in 2008, primarily due to a decrease in implementation of the partnership program and a decrease in audit fee.
This decrease was partially offset by the following:
•	amortization of goodwill and intangible assets increased by Rp.89.6 billion, or 7.8%, from Rp.1,154.0 billion in 2007 to Rp.1,243.6 billion in 2008;

•	professional fees increased by Rp.48.0 billion, or 30.6%, from Rp.156.9 billion in 2007 to Rp.204.9 billion in 2008, primarily due to the increase in management consultancy expenses by 42.7%; and

•	security and screening expenses increased by Rp.22.7 billion, or 9.6%, from Rp.236.0 billion in 2007 to Rp.258.8 billion in 2008, primarily due to increase in salaries of security guards;
Other components of general and administrative expenses did not contribute significantly to operating expenses in 2008.
5. Marketing Expenses
Marketing expenses increased by Rp.580.6 billion, or 32.8%, from Rp.1,769.1 billion in 2007 to Rp.2,349.7 billion in 2008 primarily due to increase in advertising expenses by Rp.575.6 billion, or 44.3%.
C. Operating Income and Operating Margin
As a result of the foregoing, operating income decreased by Rp.4,165.2 billion, or 15.7%, from Rp.26,472.7 billion in 2007 to Rp.22,307.5 billion in 2008 due to increased operating expenses. Meanwhile, operating revenues increased by Rp.1,249.8 billion, or 2.1%. Our operating margin slightly decreased from 44.5% in 2007 to 36.8% in 2008.
D. Other Income (Expenses)
Other expenses increased by Rp.1,117.6 billion, or 127.4%, from Rp.877.1 billion in 2007 to Rp.1,994.7 billion in 2008, primarily due to to the following things:
•	loss on foreign exchange (net) increased by Rp.1,319.0 billion, or 447.5% from a net loss of Rp.294.8 billion in 2007 to a net loss of Rp.1,613.8 billion in 2008, primarily due to the depreciation of the Rupiah, which resulted in translation losses on our U.S. Dollar borrowings;

•	interest expenses increased by Rp.145.7 billion, or 10.1%, from Rp.1,436.2 billion in 2007 to Rp.1,581.8 billion in 2008, reflecting primarily increases in short-term bank loans and the medium term loans of Telkomsel;

E. Income Before Tax and Pre-Tax Margin
As a result of the foregoing, income before tax decreased by Rp.5,282.8 billion, or 20.6%, from Rp.25,595.7 billion in 2007 to Rp.20,312.8 billion in 2008 mainly due to increase in loss on foreign exchange by Rp.1,319.0 billion. Pre-tax margin decreased from 43.1% in 2007 to 33.5% in 2008.
F. Income Tax Expenses
Income tax expenses decreased by Rp.2,288.1 billion, or 28.9%, from Rp.7,927.8 billion in 2007 to Rp.5,639.7 billion in 2008, in line with the decrease in income before tax in 2008.
G. Minority Interest in Net Income of Subsidiaries
Minority interest in net income of subsidiaries decreased by Rp.757.2 billion, or 15.7%, from Rp.4,810.8 billion in 2007 to Rp.4,053.6 billion in 2008, primarily due to the decreased financial performance of Telkomsel.
H. Net Income
As a result of the foregoing, net income decreased by Rp.2,237.5 billion, or 17.4%, from Rp.12,857.0 billion in 2007 to Rp.10,619.5 billion in 2008. Our net income margin decreased from 21.6% in 2007 to 17.5% in 2008.
I. Equity
Total stockholders’ equity increased by Rp.565.5 billion, or 1.7%, from Rp.33,748.6 billion in 2007 to Rp.34,314.1 billion in 2008. The increase in total stockholders’ equity was primarily the result of net income of Rp.10,619.5 billion in 2008, offset by cash dividends of Rp.8,034.5 billion. As of December 31 2008, we have repurchased 490.5 million Series B shares of issued and outstanding Series B shares representing 2.4% of issued and outstanding Series B shares, for a total repurchased amount of Rp.4,264.1 billion (including broker and custodian fees). This contributed to a decrease of equity by Rp.2,087.5 billion.
J. Retained Earnings
Retained earnings increased by Rp.2,585.0 billion, from Rp.28,915.0 billion as of December 31, 2007 to Rp.31,500.0 billion as of December 31, 2008, due to net income of Rp.10,619.5 billion in 2008, partially offset by declaration of cash dividends of Rp.8,034.5 billion.
Year ended December 31, 2007 compared to year ended December 31, 2006
A. Operating Revenues
Total operating revenues increased by Rp.8,146.0 billion, or 15.9%, from Rp.51,294.0 billion in 2006 to Rp.59,440.0 billion in 2007, primarily due to an increase in revenues from cellular, data, internet and information technology services and fixed wireless.
1. Fixed Line Telephone Revenues
Fixed line revenues increased by Rp.22.2 billion, or 0.2%, from Rp.10,979.0 billion in 2006 to Rp.11,001.2 billion in 2007. The increase in fixed line revenues was primarily due to an increase in fixed wireless revenues, partially offset by a slight decrease in fixed wireline revenues. Fixed wireless revenues increased by Rp.325.5 billion, or 30.7%, from Rp.1,058.4 billion in 2006 to Rp.1,383.9 billion in 2007. Fixed wireline revenues decreased by Rp.303.3 billion, or 3.1%, from Rp.9,920.6 billion in 2006 to Rp.9,617.3 billion in 2007.

The increase in fixed wireless revenues was primarily attributable to a 62.5% growth in wireless pulse production from 5.6 billion minutes in 2006 to 9.1 billion minutes in 2007. Such increase was partially offset by a slight decrease in fixed wireline revenues which was primarily due to a 7.2% decrease in local and domestic long-distance revenues from Rp.6,413.8 billion in 2006 to Rp.5,951.2 billion in 2007. The decrease in fixed wireline revenues was primarily attributable to a 12.3% decrease in the wireline pulse production from 44.9 billion pulse in 2006 to 39.4 billion pulse in 2007.
2. Cellular Telephone Revenues
Cellular telephone revenues increased by Rp.2,015.5 billion, or 9.8%, from Rp.20,622.6 billion in 2006 to Rp.22,638.1 billion in 2007. The increase in cellular telephone revenues was primarily due to an increase in air time charges, partially offset by a decrease in feature charges. Air time charges increased by Rp.2,565.9 billion, or 13.3%, from Rp.19,257.3 billion in 2006 to Rp.21,823.2 billion in 2007. Connection fee charges increased by Rp.21.2 billion, or 19.4%, from Rp.109.2 billion in 2006 to Rp.130.4 billion in 2007 due to the growth in net-additional kartuHALO cellular subscribers. Features charges decreased by Rp.646.0 billion, or 67.4%, from Rp.958.7 billion in 2006 to Rp.312.7 billion in 2007, due to decrease in sales from new features services, including ring back tone, message boards and mobile fax services. Monthly subscription charges increased by Rp.74.4 billion, or 25.0%, from Rp.297.4 billion in 2006 to Rp.371.8 billion in 2007, primarily due to the growth in kartuHALO cellular subscribers.
The increase in cellular telephone revenues was primarily attributable to a 34.6% growth in Telkomsel’s total cellular subscribers from 35.6 million subscribers in 2006 to 47.9 million subscribers in 2007. This increase was caused by a 9% growth in net-additional subscribers from 11.3 million subscribers in 2006 to 12.3 million subscribers in 2007. Postpaid subscribers grew by 15% to 1.9 million subscribers and prepaid subscribers grew by 35.5% to 46.0 million subscribers, in each case as of December 31, 2007.
As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 95.3% in 2006 to 96.0% in 2007. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp.84,000.0 in 2006 to approximately Rp.80,000.0 in 2007. The SMS /non-voice ARPU for postpaid subscribers increased from approximately Rp.47,000.0 in 2006 to approximately Rp.49,000.0 in 2007.
3. Interconnection Revenues
Net interconnection revenues increased by Rp.969.8 billion, or 11.2%, from Rp.8,681.5 billion in 2006 to Rp.9,651.3 billion in 2007. Net interconnection revenues comprised interconnection revenues from our fixed line network and net interconnection revenues from Telkomsel’s mobile cellular network Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).
Net cellular interconnection revenues increased by Rp.1,292.4 billion, or 17.4%, from Rp.7,442.4 billion in 2006 to Rp.8,734.8 billion in 2007, primarily due to the growth of cellular subscribers in Indonesia. Net international interconnection revenues decreased by Rp.306.6 billion, or 30.6%, from Rp.1,001.3 billion in 2006 to Rp.694.7 billion in 2007. Other net interconnection revenues also decreased by Rp.16.0 billion, or 6.7%, from Rp.237.7 billion in 2006 to Rp.221.8 billion in 2007.
Our net interconnection revenues accounted for 16.2% of our consolidated operating revenues for the year ended December 31, 2007, compared to 16.9% for the year ended December 31, 2006.
4. KSO Revenues (Joint Operation Scheme Revenues)
KSO revenues decreased by Rp.489.4 billion, or 100%, from Rp.489.4 billion in 2006 to nil billion in 2007, due to the acquisition of KSO VII in October 2006.
5. Data, Internet and Information Technology Services Revenues
Data, internet and information technology services revenues increased by Rp.5,618.9 billion, or 62.0%, from Rp.9,065.2 billion in 2006 to Rp.14,684.1 billion in 2007, primarily due to significant increases in SMS revenues and internet connectivity services revenues. SMS revenues increased by Rp.3,997.1 billion, or 55.3%, from Rp.7,227.2 billion in 2006 to Rp.11,224.3 billion in 2007, mainly due to significant growth in SMS traffic from Telkomsel subscribers. Internet connectivity services revenues increased by Rp.467.3 billion, or 51.5%, from Rp.907.5 billion in 2006 to Rp.1,374.8 billion in 2007, due to an increase in usage of the dial-up internet from TELKOMNet Instant and increase in Speedy subscribers in 2007. E-business service revenues increased by Rp.1.6 billion, or 6.0%, from Rp.26.9 billion in 2006 to Rp.28.5 billion in 2007, primarily due to the increase in e-payment transactions. VoIP revenues decreased by Rp.79.7 billion, or 28.7%, from Rp.278.0 billion in 2006 to Rp.198.3 billion in 2007, due to the decrease in traffic of incoming and outgoing international VoIP calls.
6. Network Revenues
Network revenues decreased by Rp.11.3 billion, or 1.6%, from Rp.718.7 billion in 2006 to Rp.707.4 billion in 2007. Satellite transponder revenues decreased by Rp.60.2 billion, or 20.5%, from Rp.294.1 billion in 2006 to Rp.233.9 billion in 2007.
Leased lines revenues increased by Rp.48.9 billion, or 11.5%, from Rp.424.6 billion in 2006 to Rp.473.5 billion in 2007, as a result of an increase in the number of telecommunications operators that use our network.
7. Revenues under Revenue-Sharing Arrangements
Revenues under revenue-sharing arrangements increased by Rp.12.5 billion, or 3.0%, from Rp.415.5 billion in 2006 to Rp.428.0 billion in 2007. Amortization of unearned income under revenue-sharing arrangements increased by Rp.161.8 billion, or 106.5%, from Rp.152.0 billion in 2006 to Rp.313.8 billion in 2007. Net share in revenues earned under revenue-sharing arrangements decreased by Rp.149.3 billion, or 56.7%, from Rp.263.5 billion in 2006 to Rp.114.2 billion in 2007. The total number of revenue-sharing arrangements was 90 contracts with 67 partners and 55 contracts with 45 partners as of December 31, 2006 and December 31, 2007, respectively.
8. Other Telecommunications Services Revenues
Other telecommunications services revenues increased by Rp.7.8 billion, or 2.4%, from Rp.322.1 billion in 2006 to Rp.329.9 billion in 2007, primarily due to an increase in directory assistance revenues.
B. Operating Expenses
Total operating expenses increased by Rp.3,266.6 billion, or 11.0%, from Rp.29,700.7 billion in 2006 to Rp.32,967.3 billion in 2007, attributable to substantial increases in operation, maintenance and telecommunications services expenses, marketing expenses, depreciation expenses, and general and administrative expenses.
1. Personnel Expenses
Personnel expenses decreased by Rp.18.9 billion, or 0.2%, from Rp.8,513.8 billion in 2006 to Rp.8,494.9 billion in 2007, mainly due to a decrease in early retirement expenses and long service award cost. These led to decreases in recurring employee expenses, as follows:
•	early retirement expenses Rp.1,461.2 billion in 2006 were eliminated because there was no early retirement program in 2007; and

•	long service awards decreased by Rp.499.5 billion, or 357.6%, from Rp.139.7 billion in 2006 to Rp.(359.8) billion in 2007.
This decrease was partially offset by increases in:
•	vacation pay, incentives and other benefits expenses by Rp.279.2 billion, or 12.6%, from Rp.2,209.1 billion in 2006 to Rp.2,488.3 billion in 2007;

•	salaries and related benefits by Rp.483.5 billion, or 20.1%, from Rp.2,400.6 billion in 2006 to Rp.2,884.1 billion in 2007, primarily due to increased base salaries;

•	net periodic pension cost by Rp.421.1 billion, or 96.1%, from Rp.438.4 billion in 2006 to Rp.859.5 billion in 2007;

•	net periodic post retirement health care benefit cost by Rp.118.5 billion, or 19.6%, from Rp.604.7 billion in 2006 to Rp.723.2 billion in 2007;

•	employee income tax expenses by Rp.622.1 billion, or 70.0%, from Rp.889.1 billion in 2006 to Rp.1,511.2 billion in 2007; and
Other components of personnel expenses did not contribute significantly to operating expenses in 2007.
2. Depreciation Expense
Depreciation expense increased by Rp.346.3 billion, or 3.8%, from Rp.9,094.2 billion in 2006 to Rp.9,440.5 billion in 2007, primarily due to Telkomsel’s BTS deployment of 4,801 units in 2007, increase in the capacity of transmitting and receiving stations and switching and intelligence network equipment, and increase in our capital expenditures for network infrastructure (transmission network, backbone and access network).
3. Operations, Maintenance and Telecommunications Services Expenses
Operations, maintenance and telecommunications services expenses increased by Rp.2,094.9 billion, or 27.9%, from Rp.7,495.7 billion in 2006 to Rp.9,590.6 billion in 2007, mainly attributed to:
•	an increase in operations and maintenance expenses by Rp.1,206.7 billion to Rp.5,415.8 billion, an increase of 28.7%, due to the growth in Telkomsel’s overall capacity to support the increase in its subscribers from 35.6 million subscribers as of 2006 to 47.9 million subscribers as of 2007. The number of Telkomsel’s BTSs grew by 30% from 16,057 units in 2006 to 20,858 units in 2007. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	total concession fees and USO charges increased by Rp.144.5 billion to Rp.1,026.3 billion in 2007, or an increase of 16.4%, primarily due to an increase of 18.0%, or Rp.89.9 billion in concession fees contributed by Telkomsel and us to the Government (for fixed line and cellular business), from Rp.497.9 billion in 2006 to Rp.587.8 billion in 2007;

•	radio frequency usage expenses increased by Rp.415.9 billion to Rp.1,138.5 billion, or an increase of 57.6%, due to an increase in BTS of Telkomsel and us and additional annual BHP fee for 3G license. The number of our BTSs grew by 25% from 1,531 units in 2006 to 1,911 units in 2007, while Telkomsel’s BTSs grew by 30% from 16,057 units in 2006 to 20,858 units in 2007; and

•	asset insurance expenses increased by Rp.197.6 billion to Rp.342.7 billion, or increase of 136.2%, due to an increase of fixed assets insured.
Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2007.
4. General and Administrative Expenses
General and administrative expenses increased by Rp.316.6 billion, or 9.4%, from Rp.3,355.6 billion in 2006 to Rp.3,672.2 billion in 2007, due to:
•	collection expenses increased by Rp.56.1 billion to Rp.598.6 billion, or an increase of 10.3%, generally in line with the growth in our fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, which resulted in higher collection charges paid to third party collection agents;

•	security and screening expenses increased by Rp.38.6 billion, or 19.6%, primarily due to an increase in the salary of security guards;

•	travel expenses increased by Rp.24.4 billion to Rp.254.1 billion, or 10.6%, primarily due to the increase in local travel cost; and

•	amortization of goodwill and intangible assets increase by Rp.125.4 billion to Rp.1,154.0 billion, or 12.2%, due to the higher amortization of the rights to operate the KSO operations as a result of the KSO VII acquisition and the up-front fees for the 3G license.
This increase was partially offset by:
•	decrease in professional fees by Rp.64.1 billion, or 29.0% to Rp.156.9 billion in 2007, primarily due to the decrease in management consultancy expenses of Rp.67.1 billion; and

•	decrease in general and social contributions expenses by Rp.64.4 billion, or 21.4%, to Rp.237.4 billion in 2007, primarily due to a decrease in implementation of the partnership program.
Other components of general and administrative expenses did not contribute significantly to operating expenses in 2007.
5. Marketing Expenses
Marketing expenses increased by Rp.527.6 billion, or 42.5%, from Rp.1,241.5 billion in 2006 to Rp.1,769.1 billion in 2007, primarily due to an increase in advertising expenses of Rp.356.4 billion, or 37.7% and an increase in customer education expenses of Rp.157.1 billion, or 58.7%.
C. Operating Income and Operating Margin
As a result of the foregoing, operating income increased by Rp.4,879.4 billion, or 22.6%, from Rp.21,593.2 billion in 2006 to Rp.26,472.7 billion in 2007. Our operating margin slightly increased from 42.1% in 2006 to 44.5% in 2007.
D. Other Income (Expenses)
Other income decreased by Rp.1,277.4 billion, or 319.1%, from income of Rp.400.4 billion in 2006 to expenses of Rp.877.1 billion in 2007, primarily due to the following:
•	gain on foreign exchange (net) decreased by Rp.1,131.1 billion, or 135.2%, from a net gain on foreign exchange of Rp.836.3 billion in 2006 to a net loss on foreign exchange of Rp.294.8 billion in 2007, primarily due to the depreciation of the Rupiah, which resulted in translation losses on our U.S. Dollar borrowings;

•	interest expense increased by Rp.149.8 billion, or 11.6%, from Rp.1,286.4 billion in 2006 to Rp.1,436.2 billion in 2007, reflecting primarily increases in short-term bank loans and medium term loan of Telkomsel;

•	interest income decreased by Rp.136.3 billion, or 20.8%, from Rp.655.0 billion in 2006 to Rp.518.7 billion in 2007, primarily due to a decrease in interest rate of time deposit; and

•	other income (net) increased by Rp.126.6 billion, or 62.6%, from Rp.202.0 billion in 2006 to Rp.328.6 billion in 2007.
E. Income Before Tax and Pre-Tax Margin
As a result of the foregoing, income before tax increased by Rp.3,602.1 billion, or 16.4%, from Rp.21,993.6 billion in 2006 to Rp.25,595.7 billion in 2007. Pre-tax margin increased from 42.9% in 2006 to 43.1% in 2007.
F. Income Tax Expenses
Income tax expenses increased by Rp.887.9 billion, or 12.6%, from Rp.7,039.9 billion in 2006 to Rp.7,927.8 billion in 2007, in line with an increase in income before tax in 2007.
G. Minority Interest in Net Income of Subsidiaries
Minority interest in the net income of subsidiaries increased by Rp.862.7 billion, or 21.9%, from Rp.3,948.1 billion in 2006 to Rp.4,810.8 billion in 2007, primarily due to improved financial performance by Telkomsel.
H. Net Income
As a result of the foregoing, net income increased by Rp.1,851.4 billion, or 16.8%, from Rp.11,005.6 billion in 2006 to Rp.12,857.0 billion in 2007. Our net income margin increased from 21.5% in 2006 to 21.6% in 2007.
I. Equity
Total stockholders’ equity increased by Rp.5,679.9 billion, or 20.2%, from Rp.28,068.7 billion in 2006 to Rp.33,748.6 billion in 2007, primarily due to an increase in net income of Rp.1,851.4 billion in 2007, partially offset by increased cash dividends of Rp.676.3 billion. During 2007, we repurchased 244,740,500 Series B shares of issued and outstanding Series B shares representing 1.21% of issued and outstanding

Series B shares, for a total repurchased amount of Rp.2,176.6 billion (including the broker and custodian fees). This contributed to decrease of equity by Rp.1,224.4 billion.
J. Retained Earnings
Appropriated and unappropriated retained earnings increased by Rp.6,809.6 billion, from Rp.22,105.4 billion as of December 31, 2006 to Rp.28,915.0 billion as of December 31, 2007, due to net income of Rp.12,857.0 billion in 2007, as partially offset by the declaration of cash dividends of Rp.6,047.5 billion.
TELKOM’S RESULTS OF OPERATIONS BY SEGMENT
We have three main business segments: fixed wireline, fixed wireless and cellular. Operating segments that do not individually represent more than 10% of our revenues are presented as “Others” and comprise telephone directories and building management business. See Note 46 to our consolidated financial statements.

	Year Ended December 31,
	2006	2007	2008	2008
	Rp.(billion)	Rp.(billion)	Rp.(billion)	U.S.$(million)
Fixed Wireline
Segment results
External operating revenues	20,137.8	20,246.2	20,154.6	1,849.1
Inter-segment operating revenues	514.6	942.2	1,316.0	120.7

Total revenues	20,652.4	21,188.4	21,470.6	1,969.8

Segment expense	(16,257.5)	(16,253.8)	(17,780.9)	(1,631.3)

Segment result	4,394.9	4,934.6	3,689.7	338.5

Depreciation and amortization	(4,257.5)	(3,403.8)	(3,432.4)	(314.9)

Amortization of goodwill and other intangible assets	(966.1)	(1,067.4)	(1,196.9)	(109.8)
Other non-cash expenses	(325.1)	(397.3)	(335.4)	(30.8)
Fixed Wireless
Segment results
External operating revenues	2,806.2	3,221.2	3,271.4	300.1
Inter-segment operating revenues	(253.4)	(74.8)	26.4	2.4

Total revenues	2,552.8	3,146.4	3,297.8	302.5

Segment expense	(1,815.8)	(1,628.3)	(2,094.4)	(192.1)

Segment result	737.0	1,518.1	1,203.4	110.4

Depreciation and amortization	(452.8)	(343.3)	(408.5)	(37.5)

Write-down of assets and loss on procurement commitments	—	—	—	—
Other non-cash expenses	—	—	—	—
Cellular
Segment results
External operating revenues	28,205.0	35,574.6	36,878.2	3,383.3
Inter-segment operating revenues	863.3	1,042.4	272.7	25.0

Total revenues	29,068.3	36,617.0	37,150.9	3,408.3

Segment expense	(12,839.5)	(16,796.4)	(20,404.5)	(1,872.0)

Segment result	16,228.8	19,820.6	16,746.4	1,536.3

Depreciation and amortization	(4,377.0)	(5,685.4)	(7,207.6)	(661.2)

Amortization of goodwill and other intangible assets	(62.5)	(86.6)	(46.7)	(4.3)
Other non-cash expenses	(127.5)	(101.7)	(54.9)	(5.0)

	Year Ended December 31,
	2006	2007	2008	2008
	Rp.(billion)	Rp.(billion)	Rp.(billion)	U.S.$(million)
Other
Segment results
External operating revenues	144.9	398.0	385.6	35.4
Inter-segment operating revenues	333.9	264.8	346.2	31.8

Total segment revenues	478.8	662.8	731.8	67.2

Segment expenses	(384.3)	(610.4)	(642.7)	(59.0)

Segment results	94.5	52.4	89.1	8.2

Depreciation and amortization	(34.5)	(51.0)	(56.0)	(5.1)

Amortization of goodwill and other intangible assets	—	—	—	—
Other non-cash expenses	(5.7)	(1.8)	—	—
SEGMENTS RESULTS
Year ended December 31, 2008 compared to year ended December 31, 2007
Fixed Wireline Segment
Our fixed wireline segment revenues increased by Rp.282.2 billion, or 1.3%, from Rp.21,188.4 billion in 2007 to Rp.21,470.6 billion in 2008. The increase in fixed wireline segment revenues was primarily due to increase in data, internet and information technology services revenues by Rp.1,543.6 billion primarily due to increase in internet connection revenues from the broadband access. The increase also contributed to increase in network services revenues by Rp.348.7 billion, and other telecommunication services revenue by Rp.396.8 billion. The increase in fixed wireline’s data and internet revenues was partially offset by a decrease in fixed wireline’s voice revenues by Rp.1,226.2 billion primarily due to decrease in call volumes, and decrease in net interconnection revenues by Rp.323.8 billion.
Our fixed wireline segment’s expenses increased by Rp.1,527.1 billion, or 9.4%, from Rp.16,253.8 billion in 2007 to Rp.17,780.9 billion in 2008, primarily due to increase in operation and maintenance expense by Rp.544.1 billion, or 46.5%, personnel expenses by Rp.619.3 billion, or 9.5%, and marketing expense by Rp.159.0 billion, or 37.4%.
Fixed Wireless Segment
Our fixed wireless segment’s revenues increased by Rp.151.4 billion, or 4.8%, from Rp.3,146.4 billion in 2007 to Rp.3,297.8 billion in 2008, due to increase in fixed wireless’s net interconnection revenues by Rp.80.6 billion, or 6.6%. This increase was also contributed to the increase of Rp.51.2 billion, or 10.1% in data and internet revenues and the increase of Rp.19.4 billion, or 1.4% in fixed wireless’s voice revenues. This increase in line with 100.0% growth in the number of subscribers for fixed wireless, from 6.4 million lines in service for the year ended December 31, 2007 to 12.7 million lines in service for the year ended December 31, 2008
Our fixed wireless segment’s expenses increased by Rp.466.1 billion, or 28.6%, from Rp.1,628.3 billion in 2007 to Rp.2,094.4 billion in 2008, primarily due to increase in operation and maintenance expense by Rp.247.5 billion, marketing expense by Rp.134.9 billion, and depreciation expense by Rp.65.1 billion from 2007 to 2008.
Cellular Segment
Our cellular segment’s revenues increased by Rp.533.9 billion, or 1.5%, from Rp.36,617.0 billion in 2007 to Rp.37,150.9 billion in 2008, primarily due to increase in cellular voice revenues by Rp.2,694.0 billion in line with the 36.4% growth in Telkomsel’s total cellular subscribers from 47.9 million subscribers as of December 31, 2007 to 65.3 million subscribers as of 2008.
Our cellular segment’s expenses increased by Rp.3,608.1 billion, or 21.5%, from Rp.16,796.4 billion in 2007 to Rp.20,404.5 billion in 2008, primarily due to increase in operations, maintenance and telecommunication services expenses by Rp.1,850.7 billion, depreciation expenses by Rp.1,538.8 billion, and marketing expense by Rp.287.5 billion respectively, in line with the growth in Telkomsel’s overall subscriber base from 47.9 million subscribers as of December 31, 2007 to 65.3 million subscribers as of December 31, 2008, and Telkomsel’s BTSs from 20,858 units as of December 31, 2007 to 26,872 units as of December 31, 2008.
Other Segments
Our other segment’s revenues increased by Rp.69.0 billion, or 10.4%, from Rp.662.8 billion in 2007 to Rp.731.8 billion in 2008, due to increase in Infomedia’s call center services revenue by Rp.77.2 billion.
Our other segment’s expenses increased by Rp.32.3 billion, or 5.3%, from Rp.610.4 billion in 2007 to Rp.642.7 billion in 2008, primarily due to increase in personnel expenses by Rp.27.3 billion and general and administration expense by Rp.16.5 billion.
Year ended December 31, 2007 compared to year ended December 31, 2006
Fixed Wireline Segment
Our fixed wireline segment revenues increased by Rp.536.0 billion, or 2.6%, from Rp.20,652.4 billion in 2006 to Rp.21,188.4 billion in 2007. The increase in fixed wireline segment revenues was primarily due to increase in data and internet revenues by Rp.598.6 billion, primarily due to an increase in internet connection revenues from TELKOMNet Instant and the broadband access. This increase also contributed to the increase in interconnection revenues by Rp.79.9 billion. This was partially offset by decrease in fixed wireline’s voice revenues by Rp.461.4 billion primarily due to a decrease in call volumes, and a decrease in joint operation scheme revenues by Rp.489.4 billion arising from the acquisition of KSO VII.
Our fixed wireline segment’s expenses decreased by Rp.3.8 billion, from Rp.16,257.5 billion in 2006 to Rp.16,253.8 billion in 2007, due to decrease in depreciation expense by Rp.853.7 billion, or 20.1%, from Rp.4,257.5 billion in 2006 to Rp.3,403.8 billion in 2007 and also a decrease in personnel expenses by Rp.315.8 billion, or 4.6%, from Rp.6,840.7 billion in 2006 to Rp.6,524.9 billion in 2007. The decrease in personnel expenses was a result of no early retirement being charged in 2007.
Fixed Wireless Segment
Our fixed wireless segment’s revenues increased by Rp.593.6 billion, or 23.3%, from Rp.2,552.8 billion in 2006 to Rp.3,146.4 billion in 2007, due to an increase in fixed wireless’s voice revenues by Rp.196.2 billion, in line with a 52.4% growth in the number of subscribers for fixed wireless, from 4,175,853 lines in service as of December 31, 2006 to 6,362,844 lines in service as of December 31, 2007. This increase was also contributed to the increase of Rp.268.8 billion, or 28.1% in fixed wireless’s interconnection revenues and the increase of Rp.128.6 billion, or 34.1% in data and internet revenues.
Our fixed wireless segment’s expenses decreased by Rp.187.5 billion, or 10.3%, from Rp.1,815.8 billion in 2006 to Rp.1,628.3 billion in 2007, primarily due to a decrease in depreciation expense and personnel expense of Rp.109.4 billion and Rp.156.9 billion from 2006 to 2007, as offset by an increase in marketing expense of Rp.108.4 billion from 2006 to 2007.
Cellular Segment
Our cellular segment’s revenues increased by Rp.7,548.7 billion, or 26.0%, from Rp.29,068.3 billion in 2006 to Rp.36,617.0 billion in 2007, primarily due to increase in cellular voice revenues by Rp.2,015.4 billion, and data and internet revenue by Rp.4,891.7 billion in line with the 34.5% growth in Telkomsel’s total cellular subscribers from 35.6 million subscribers as of December 31, 2006 to 47.9 million subscribers as of December 31, 2007.
Our cellular segment’s expenses increased by Rp.3,956.9 billion, or 30.8%, from Rp.12,839.5 billion in 2006 to Rp.16,796.4 billion in 2007, primarily due to increase in operations, maintenance and telecommunication services expenses and depreciation expenses by Rp.2,114.9 billion and Rp.1,297.6 billion, respectively, in line with the growth in Telkomsel’s overall subscribers base from 35.6 million subscribers as of December 31, 2006 to 47.9 million subscribers as of December 31, 2007 as well as the number of Telkomsel’s BTSs from 16,057 units as of December 31, 2006 to 20,858 units as of December 31, 2007.
Other Segments
Our other segment’s revenues increased by Rp.184.0 billion, or 38.4%, from Rp.478.8 billion in 2006 to Rp.662.8 billion in 2007, due to increase in Infomedia’s call center services revenue by Rp.145.9 billion.
Our other segment’s expenses increased by Rp.226.1 billion, or 58.9%, from Rp.384.3 billion in 2006 to Rp.610.4 billion in 2007, primarily due to increase in personnel expense by Rp.234.7 billion.
Summary of Significant Differences between Indonesian GAAP and U.S. GAAP
See Note 56 to the consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
TELKOM, like other companies in Indonesia and around the world, is subject to the impact of the global financial crisis. Competition in the telecommunications sector also affects our operating revenues. Based on our risk assessment, we believe that both of these factors have had, and will continue to have, a material impact on our liquidity.
Based on our risk assessment, the global financial credit crisis on us in 2008 mainly affected us in two areas - interest expense and foreign exchange exposure.
Competition in the telecommunications sector affected us in several ways through 2008, including a loss in market share in fixed wireless and cellular.
Both of these are discussed below.
2008
Our funding sources in 2008 were:
1.	cash from operating activities of Rp.24,316.3 billion; and

2.	borrowings from consortium banks (BNI, BRI, Bank Jabar) of Rp.2,400 billion to finance our capital expenditures.
In 2008, our liquidity and capital resources requirements, aside from our requirements for working capital and to make payments of dividends and taxes, consisted of the following:
•	capital expenditures for existing and new network and backbone infrastructures;

•	debt service requirements relating to existing indebtedness, including two-step loans, our short-term loans and payments of KSO (Aria West, MGTI, PT Bukaka Singtel International (BSI));

•	final installment payment of the purchase price for shares of Aria West (January 31, 2009); and

•	payments of contributions to our pension plans and post-retirement health care plan.

2009
We expect our funding sources in 2009 to be as follows:
1.	cash from operating activities; and

2.	new loan facilities.
We do not expect to require other funding sources during 2009. At the present time, we have several short- and long-term loans with banks. These facilities are fully drawn and we do not expect to renegotiate these facilities.
We are in the process of negotiating new loan facilities with a number of banks in an amount of more than U.S.$400 million and expect to have these in place during 2009. There is no guarantee that these will be in place during 2009 or that we will able to drawn down the amounts that we require, in which case the proposed expenditures earmarked for these funds might be reduced, eliminated or postponed to 2010 or beyond.
We expect our liquidity and capital resources requirements, aside from our requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:
•	capital expenditures for existing and new network and backbone infrastructures, including a continuation of backbone transmission network on Jasuka Ring (Java, Sumatra and Kalimantan), Submarine Cable JDM (Jember-Denpasar-Mataram), Sulka Ring (Sulawesi and Kalimantan), PALAPA Ring, Sangata-Toweli Ring, Asia America Gateway (AAG), the expansion of our fixed wireless access networks, the expansion of Submarine Cable SUB (Surabaya-Ujung Pandang-Banjarmasin), Telkom-3 Satellite project, additional ground satellite segment, fiber optic transmission network, softswitch development, the installation and upgrading of fixed lines and increased capacity in our mobile cellular service conducted through Telkomsel;

•	debt service requirements relating to existing indebtedness, including two-step loans and our short-term loans;

•	payments of contributions to our pension plans and post-retirement health care plan;

•	fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, which commenced in January 2004 and terminates in 2010; and

•	fixed monthly payments to PT Bukaka Singtel International (BSI) pursuant to the amended and restated agreement for KSO VII, which commenced in October 2006 and terminates in 2010.
Trends in 2009
We expect the following trends to affect our liquidity in 2009:
•	Among our products and services, there has been growth in fixed wireless and cellular services, and data and internet. At the same time, we are seeing a decrease in fixed wire lines revenues.

•	The global financial crisis has spread to the emerging and developing countries. Indonesia, in particular, has experienced a slowdown in its economy which could continue and lead to a further decrease in consumer spending. Additional funding will be required to cope with the downturn, which will impact the credit markets.

•	The credit crisis could influence our ability to gain access to the credit markets and the falling consumption of telecommunication services (as result of decreased consumer spending) will decrease our revenue.

•	The depreciation of the Rupiah against the U.S. Dollar in 2009, if it continues, will increase our expenses denominated in U.S. Dollars and the cost of servicing our U.S. Dollar debt, and its value on our balance sheet.

•	We believe that the Indonesian inflation rate will decrease and that economic growth will increase, but at a rate slower than that in recent years. We believe that these would help encourage increased consumer spending that, in turn, would help promote sales of our products and services.
NET CASH FLOWS
The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our consolidated financial statements:

	Year Ended December 31,
	2006	2007	2008	2008
	Rp.(billion)	Rp.(billion)	Rp.(billion)	U.S.$(million)
Net cash flows:
from operating activities	26,695.2	27,727.3	24,316.3	2,230.9
used in investing activities	(16,461.1)	(15,138.9)	(16,545.7)	(1,518.0)
used in financing activities	(7,382.8)	(10,957.0)	(11,348.4)	(1,041.1)
Change in cash and cash equivalents	2,851.3	1,631.4	(3,577.9)	(328.2)
Effect of foreign exchange changes on cash and cash equivalents	89.9	193.6	327.0	30.0
Cash and cash equivalents, beginning of year	5,374.7	8,315.8	10,140.8	930.3
Cash and cash equivalents, end of year	8,315.8	10,140.8	6,890.0	632.1
Net Cash Flows from Operating Activities
Our primary source of liquidity in recent years was cash flows from our operating activities. Net cash flows from our operating activities totaled Rp.26,695.2 billion, Rp.27,727.3 billion and Rp.24,316.3 billion (U.S.$2,230.9 million) in 2006, 2007 and 2008, respectively.
Year ended December 31, 2008 compared to year ended December 31, 2007
In 2008 compared to 2007, net cash flows from operating activities decreased by Rp.3,411.0 billion, or 12.3%, primarily due to increase in payment for operating expenses. The decrease in operating cash flows also was due to:
•	decrease of Rp.1,821.4 billion, or 16.6%, in cash receipts from fixed lines services.

•	decrease of Rp.870.0 billion, or 9.0%, in cash receipts from interconnection services-net, primarily due to decrease in cellular interconnection fees; and

•	increase of Rp.3,024.5 billion, or 12.8%, in cash payments for operating expenses.
This decrease was partially offset by:
•	increase of Rp.2,961.8 billion, or 13.0%, in cash receipts from cellular business; and

•	increase of Rp.725.7 billion, or 64.6%, in cash receipts from other services.
Year ended December 31, 2007 compared to year ended December 31, 2006
In 2007 compared to 2006, net cash flows from operating activities increased by Rp.1,032.1 billion, or 3.9%, primarily due to:
•	increase of Rp.1,877.8 billion, or 9.0%, in cash receipts from cellular business, primarily due to a growth in the mobile cellular business of Telkomsel;

•	increase of Rp.965.8 billion, or 11.2%, in cash receipts from interconnection services, primarily due to increase in cellular interconnection fees, resulting from an increased mobile cellular subscriber base in Indonesia; and

•	increase of Rp.5,908.5 billion, or 66.3%, in cash receipts from data and internet, primarily due to increase in SMS usage by Telkomsel subscribers and the number of Speedy subscribers.

This increase was partially offset by:
•	increase of Rp.7,147.4 billion, or 43.4%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization).
Net Cash Flows from Investing Activities
Net cash flows used in investing activities totaled Rp.16,461.1 billion, Rp.15,138.9 billion and Rp.16,545.7 billion (U.S.$1,518.0 million) in 2006, 2007 and 2008, respectively. The net cash used in investing activities were primarily used for capital expenditures.
Apart from cash on hand and cash in banks, we invest the majority of our excess cash from time to time in time deposits. Since May 14, 2004, we also have been investing a part of our excess cash in Rupiah-based mutual funds and other marketable securities. As of December 31, 2008, temporary investments totaling Rp.267.0 billion (US$24.5 million) in mutual funds and other marketable securities were outstanding.
Year ended December 31, 2008 compared to year ended December 31, 2007
In 2008 compared to 2007, net cash flows used in investment activities increased by Rp.1,406.9 billion, or 9.3%, primarily due to increase of Rp.807.0 billion, or 5.4%, in cash outflows related to the increase of acquisition of property, plant and equipment.
Year ended December 31, 2007 compared to year ended December 31, 2006
In 2007 compared to 2006, net cash flows used in investment activities decreased by Rp.1,322.2 billion, or 8.0%, primarily due to:
•	decrease of Rp.843.8 billion, or 5.3%, in the acquisition of property, plant and equipment.; and

•	decrease of Rp.436.0 billion, primarily due to decrease of the payment of the 3G license up-front fee by Telkomsel.
Net Cash Flows from Financing Activities
Net cash flows used in financing activities totaled Rp.7,382.8 billion, Rp.10,957.0 billion and Rp.11,348.4 billion (U.S.$1,041.1 million) in 2006, 2007 and 2008, respectively. Net cash flows from financing activities in these three years comprised primarily proceeds from borrowing, repayments of outstanding indebtedness and payments of cash dividends. In 2008, cash flows used in financing activities increased by Rp.391.4 billion, or 3.6%, primarily due to an increase of Rp.1,986.1 billion in cash dividends paid, an increase of Rp.1,548.0 billion in repayment of long-term borrowings, a decrease of Rp.1,076.2 billion in the proceeds from short-term borrowings and an increase of Rp.863.1 in payment for purchase of treasury stock, as offset by an increase of Rp.3,314.0 billion in proceeds from long-term borrowings.
Repayments of Current Indebtedness
As of December 31, 2006, 2007 and 2008, approximately 28.8%, 27.8% and 22.3%, respectively, of our current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally the U.S. Dollars, such that the Rupiah amount of our cash flows used for the repayment of long-term liabilities was significantly affected by the depreciation of the Rupiah in 2008, compared to the depreciation of the Rupiah in 2007 and appreciation in 2006.
In 2006, 2007 and 2008, we made net repayments of current indebtedness for borrowed money of Rp.2,542.1 billion, Rp.6,241.5 billion and Rp.5,982.3 billion (U.S.$548.8 million), respectively. Cash outflows in 2008 reflected payments for:
•	short-term borrowings of Rp.582.2 billion;

•	long-term borrowings of Rp.4,865.4 billion;

•	promissory notes of Rp.200.8 billion; and

•	capital lease obligation of Rp.333.9 billion.

Escrow Accounts
See Note 15 to our consolidated financial statements.
WORKING CAPITAL
Net working capital, calculated as the difference between current assets and current liabilities amounted to Rp.(4,696.5) billion as of December 31, 2007 and Rp.(12,375.8) billion (U.S.$(1,135.4) million) as of December 31, 2008. The decrease in net working capital was principally due to increases in trade accounts payable-third parties, accrued expenses, and current maturities of long-term liabilities. These increases were partially offset by increases in prepaid expenses, claims for tax refunds, and other current assets.
CURRENT ASSETS
Current assets were Rp.15,978.1 billion (U.S.$1,700.9 million) as of December 31, 2007 and Rp.14,622.3 billion (U.S.$1,341.5 million) as of December 31, 2008, reflecting a decrease of Rp.1,355.8 billion, or 8.5%. The decrease in current assets was primarily due to:
•	decrease of Rp.3,250.8 billion, or 32.1%, in cash and cash equivalents from Rp.10,140.8 billion in 2007 to Rp.6,889.9 billion in 2008;

•	decrease of Rp.41.6 billion, or 27.7%, in other receivables — net of allowance for doubtful accounts from Rp.150.5 billion in 2007 to Rp.108.9 billion in 2008;
These decreases were partially offset by:
•	increase of Rp.95.9 billion, or 21.4%, in trade receivables-related parties from Rp.449.1 billion in 2007 to Rp.545.0 billion in 2008;

•	increase of Rp.300.5 billion, or 142.1%, in inventories from Rp.211.4 billion in 2007 to Rp.512.0 billion in 2008; and

•	increase of Rp.161.9 billion, or 39.7%, in claims for tax refund from Rp.408.0 billion in 2007 to Rp.570.0 billion in 2008.
At December 31, 2006, 2007 and 2008, approximately 19.4%, 19.2% and 21.2% respectively, of our current assets were denominated in foreign currencies, principally U.S. Dollars and Euros and Japanese Yen. The movements of Rupiah exchange rate against foreign currencies in those years affected the value of current assets.
Trade Receivables
See Note 6 to our consolidated financial statements for details.
Restricted Time Deposits
See Note 9 to our consolidated financial statements for details.
CURRENT LIABILITIES
Current liabilities were Rp.20,674.6 billion as of December 31, 2007 and Rp.26,998.2 billion as of December 31, 2008, reflecting an increase of Rp.6,323.5 billion, or 30.6%, which is mainly due to an increase in Rupiah denominated current liabilities. The increase in current liabilities primarily arose from increases in the following: (a) trade payable for third parties; (b) current maturities of long-term liabilities; (c) accrued expenses; and (d) unearned income.
Current Maturities of Long-term Liabilities
See Note 20a to our consolidated financial statements for details.
Accrued Expenses
See Note 17 to our consolidated financial statements for details of accrued expenses.
INDEBTEDNESS
Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) as of December 31, 2006, 2007 and 2008 were as follows:

	At December 31,
	2006	2007	2008	2008
	Rp.(billion)	Rp.(billion)	Rp.(billion)	U.S.$(million)
Indonesian Rupiah(1)	8,260,0	9,876.4	14,642.4	1,343.3
U.S. Dollar(2),	6,002.8	4,922.9	4,209.4	386.2
Japanese Yen(3)	1,088.6	1,099.6	1,489.3	136.6
Euro(5)	261.0	100.9	0	0

Total	15,612.4	15,999.8	20,341.1	1,866.1

(1)	For 2006, the amounts also included bond issuance costs for our bonds of Rp.2.9 billion.

(2)	The amounts as of December 31, 2006, 2007 and 2008 translated into Rupiah at Rp.9,005, Rp.9,399 and Rp.10,900 = U.S.$1, respectively, being the Reuters sell rates for U.S. Dollars at each of those dates.

(3)	The amounts as of December 31, 2006, 2007 and 2008, translated into Rupiah at Rp.75.7, Rp.83.0 and Rp.120.7 = Yen 1, respectively, being the prevailing exchange rates for buying Yen at each of those dates.

(4)	The amounts as of December 31, 2006, 2007 and 2008, translated into Rupiah at Rp.11,853.3, Rp.13,769.5 and Rp.15,356.5, = Euro 1, respectively, being the prevailing exchange rate for buying Euro at each of those dates.
Of the total indebtedness as of December 31, 2008, Rp.6,849.3 billion, Rp.6,119.6 billion and Rp.6,783.5 billion were scheduled for repayment in 2009, 2010 and 2011-2026, respectively. Of these amounts, Telkomsel was scheduled to repay Rp.4,740.0 billion in 2009, Rp.3,440.0 billion in 2010 and Rp.1,200 billion in 2011. Infomedia was scheduled to repay Rp.26.1 billion, Rp.1.4 billion and Rp.0.2 billion in 2009, 2010, 2011-2013, respectively.
For further information on our Company’s and Telkomsel’s indebtedness, see Notes 19-24 to our consolidated financial statements.
Acquisition Indebtedness and Option Purchase Price
See Note 4 to our consolidated financial statements for details.
CAPITAL EXPENDITURES
As of December 31, 2008, TELKOM incurred capital expenditures of Rp.6,086.9 billion (U.S.$661.6 million), which was Rp.6,721.4 billion less than the amount originally budgeted for in our capital expenditure plan.
Our capital expenditures are grouped into the following categories for planning purposes:
•	Optimizing Legacy, which consists of Fixed Wireless, Fixed Wireline (non-NGN based technology).

•	New Wave, which consists of Broadband, Soft switch (NGN based technology), Data Communications and IT, Application & Content.

•	Infrastructure, which consists of Transmission Backbone, Metro and Regional Metro Junction (RMJ),IP Backbone and Satellite.

•	Support, which consists of TELKOM’s Center Units, Supporting facility and Standby/Contingency.
The groupings reflect the linkages between our capital expenditures with revenues and operational expenses.
In addition, Telkomsel incurred capital expenditures of Rp.15,915.0 billion (U.S.$1,729.9 million) for network infrastructure and other investments and our other subsidiaries incurred capital expenditures of Rp.242.6 billion (U.S.$26.4 million).
The following table sets out our historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and our other consolidated subsidiaries:

	Years Ended December 31,
	2006(1)	2007(1)	2008(1)	2009(2)	2010(3)
	Rp.(billion)	Rp.(billion)	Rp.(billion)	Rp.(billion)	Rp.(billion)
TELKOM (Parent Company):
Optimizing Legacy (Fixed Wireline & Wireless)	908.2	1,915.9	2,637.6	1,552.1	1,701.7
New Wave (Broadband, Softswitch, Datacom, IT & others)	309.1	615.7	1,560.2	2,393.4	3,027.2
Infrastructure (Backbone, Metro, RMJ, IP, Satelite)	825.5	794.3	1,689.1	2,741.6	3,300.0
Support	160.9	182.2	199.8	235.5	250
Subtotal for TELKOM (Parent Company)	2,203.7	3,508.1	6,086.7	6,922.6	8,278.9
TELKOM’s Subsidiaries:
Telkomsel	14,838.6	12,132.2	15,915.0	17,589.0	15,500.0
Others	196.5	139.8	242.6	472.1	204.5
Subtotal for subsidiaries	15,035.1	12,272.0	16,157.6	18,061.1	15,704.5
Total for TELKOM (consolidated)	17,238.8	15,780.1	22,244.3	24,983.7	23,983.4

(1)	Amounts for 2006, 2007 and 2008 were actual capital expenditures based on goods received.

(2)	Amounts for 2009 are planned capital expenditures included in our budget and are subject to upward or downward adjustment.

(3)	Amounts for 2010 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.
Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/U.S. Dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to us, technical or other problems in obtaining or installing equipment and whether we enter any new lines of business.
Planned Investments in 2009
In 2009, we plan to invest in optimizing legacy, new wave, infrastructure, and support in total of Rp.7,500 billion.
Planned Investments in Optimizing Legacy
Our planned capital investments in Optimizing Legacy in 2009 total Rp.1,552.1 billion, which consist of:
•	investment in CDMA wireless access networks, which include MSC, BSC, BTS, BTS Tower, value added services and all supporting facility related to fixed wireless access networks;

•	investment in access infrastructure for fixed line networks which include expansion and quality enhancement of existing copper wire; and

•	investment in satellite ground stations which include expansion of VSAT and Intermediata Date Rate (IDR) services, and replacing some obsolete equipments.
Planned Investments in New Wave
We also plan to spend Rp.2,393.4 billion in 2009 for investments in New Wave categories, including:
•	investments in broadband networks which include capacity expansion of existing IP DSLAM, deployment of Multi Service Access Network (MSAN), access network modernization and expansion of fiber optic cable for Remote IP DSLAM, Gigabit-Passive Optical Network (GPON), access network quality enhancement, BRAS, investment will also be allocated for the replacement and expansion of broadband wireless network (BWA);

•	investment in data communication which include deployment of access for VPN IP (xDSL based and inverse multiplexing (IMUX) based) and metro ethernet access for ethernet based services (E-Line and E-LAN); and

•	investment in IT, Application & Content which include investment in information systems to improve and increase the capability of the IT support system, billing system, operating support system (“OSS”), customer care and billing system (“CCBS”), Service Delivery Platform (SDP), internet value added service in commercial services such as B2B e-commerce access, NGN platform services and broadband contents and applications;
Planned Investments in Infrastructure
Our planned capital investments in infrastructure in 2009 total Rp.2,741.6 billion. This will be used for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network, expansion of the backbone transmission network on Jawa, Sumatra and Kalimantan (Jasuka), a submarine cable system in Jawa, Kalimantan, Sulawesi, Bali and Mataram (JaKa2LaDeMa). Substantial investment will also be made in Satellite TELKOM-3.
Planned Investments in Support
We also plan to spend Rp.812.9 billion in 2009 for capital investments in support, including:
•	investments in TELKOM’s Center Units which include Research and Development Center, Maintenance Center, Training Center and Supply Center;

•	investment in supporting facilities which includes buildings (for operations and equipment) and power supply, network measurement tools and office facilities; and

•	standby/contingency budget to support the dynamic market of High End Market (“HEM”) and wholesale customers, fixed wireless network and BWA.
Other Financing Techniques
Similar to many Indonesian state-owned enterprises, we had historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, we funded our capital investments largely through internally generated cash flows from operating activities and direct borrowing from commercial banks. In addition, we accessed the debt capital markets for a portion of our financing needs. Currently, we are presently exploring alternative sources of financing for capital investment, including vendor-procured and other bank financing, as well as other potential sources of borrowed funds.
Revenue Sharing
See Note 48 to our consolidated financial statements for details.
CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
The preparation of our consolidated financial statements in conformity with Indonesian GAAP, as well as the reconciliation to U.S. GAAP, requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its estimates and judgments including those related to useful lives and carrying value of property, plant and equipment and intangible assets, valuation allowance for receivables, pension and other post-retirement benefits, income taxes and legal contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. For a complete discussion of the application of these and other significant accounting policies, see Note 2 to our consolidated financial statements. Actual results could differ from those estimates under different assumptions and conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity or are areas where assumptions and estimates are particularly critical to the financial statements.
Allowances for Doubtful Accounts
An allowance for doubtful accounts is our best estimate of the amounts of probable credit losses in our existing accounts receivable. The amount of allowance is recognized in the consolidated statement of income within operating expenses and general and administrative expenses. We determine the allowance based on historical write-off experience. We review our allowance for doubtful accounts every month. Past due balance over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for their collectibility. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.

Carrying Amount of Property, Plant and Equipment and Goodwill and Other Intangible Assets
We estimate the useful life of our property, plant and equipment and goodwill and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful life is estimated at the time an asset is acquired and is based on historical experience with similar assets as well as taking into account anticipated technological or other changes and, in the case of rights to operate intangible assets, the remaining term of the KSO agreement. When the carrying amount of the asset exceeds its recoverable value due to, among others, technological changes, significant adverse change in legal factors or business climate, unanticipated competition, industry changes or physical damage, the useful lives assigned to these assets may either need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods or these changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of asset impairment periodically, when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. Assessment of the timing and/or the amount of such impairment is a matter of significant judgment. In assessing impairments, we use projected discounted cash flows that take into account management’s estimates of future operations. The most important estimates that we use in projecting our future cash flows involve our expectations of the future prices at which our services will be charged, the number of access lines that we will have in service and the discount rate that is used to arrive at the discounted present value of the projected future cash flows. The prices at which our services are charged are subject to government regulation. The number of access lines that we will have in service will depend upon our ability to source sufficient, affordable financing to build new access lines.
The Company and its subsidiaries review and evaluate the residual values and useful lives of their property, plant and equipment at least at each financial year-end. If the residual values and useful lives differ from previous estimates, the changes are accounted for as a change in accounting estimate. The Company and its subsidiaries also review and evaluate the depreciation methods applied at least at each financial year-end. If there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed and the change is accounted for as a change in an accounting estimate.
In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and the annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license of 10 years. Amortization commences from the date when the assets attributable to the provision of the related services are available for use. Based on Telkomsel’s management’s interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has acquired the right to operate the 3G license by making annual payments. Accordingly, Telkomsel recognized the annual BHP fees as expenses when incurred.
Pension and Post-retirement Benefits
We are committed to pay pension and other post-retirement benefits to our employees and former employees who have reached 56 years of age. The cost and the net obligations of these benefits, which are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost, depend on a number of factors which are determined on an actuarial basis utilizing a number of assumptions. The assumptions used in determining the net periodic benefit cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plan assets and the discount rate. In the case of the post-retirement healthcare plan, the expected rate of increase in medical costs is also used. Any changes in these assumptions will impact the net periodic benefit cost (income) recorded for pension and post-retirement benefits.
We use the long-term historical actual return information and the estimated future long-term investment return information by reference to external sources, taking into account the current and expected asset allocations, to develop its expected rate of return on plan assets.
At the end of each year, we determined the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. TELKOM used the yield-to-maturity of Indonesian Government Bonds as currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability. As of December 31, 2008, our discount rate was 12%. Due to the fact that there are very limited types of high-quality debt instruments in Indonesia coupled with the lack of ability to estimate interest rates, we believe that the yield-to-maturity of the Indonesian Government Bonds represents the most appropriate discount rate to measure the present value of the benefit obligations at year end. Changes in such rates due to changes in the reference Indonesian Government Bonds brought about by changing economic conditions in Indonesia and throughout the world would affect the recognition of our pension and post-retirement benefit obligations and as a consequence, could materially affect our financial position and results of operations.
The expected rate of medical cost has been determined by comparing the historical relationship of its actual medical cost increases with the rate of general inflation in the Indonesian economy and health care utilization patterns. Past experience has shown that its actual medical costs have on average increased by a factor of 6% above the general rate of inflation. The projected medical cost trend was 8% and 8%, as of December 31, 2007 and 2008, respectively. See Note 44 to our consolidated financial statements.
The assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point	1-Percentage-Point
	Increase	Decrease
Effect on total of service and interest cost components	121.219	(99.454)
Effect on post-retirement benefit obligation	866.498	(716.245)
Other assumptions include life expectancy of the members, the rate of increase in compensation levels and the average remaining years of service.
Early retirement benefits are accrued at the time we make a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. We are committed to a termination when and only when we have a detailed formal plan for the early retirement cannot be withdrawn.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized or the tax asset will be realized in future periods.
Under Indonesian tax regulations as of the date of this Annual Report, dividends distributed by a company to a corporate stockholder, that has a minimum share ownership of 25% and has businesses other than as a holding company, is not subject to tax whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as we continue to hold investments in our affiliated companies with a minimum share ownership of 25% and have businesses other than as a holding company, and dividends distributions from a company to a corporate stockholder that meets the criteria described above continues to be not subject to tax, we do not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.
A change in our intention to hold an investment or other facts and circumstances may lead us to determine that we no longer expects to realize our interest in the undistributed earnings of the particular affiliated company in a manner which enables us to take advantage of the zero percent tax rate applicable to dividend distributions. Such a change in the future would require us to recognize a deferred tax liability with a commensurate charge to our income statement.
Deferred tax is calculated at the enacted tax rates at the balance sheet date. If enacted tax rates changed, we would adjust our deferred tax assets and liabilities, through the income tax expense in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse.
Lease Transaction
A lease is classified into finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Property, plant and equipment acquired under finance leases are stated at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset. Minimum lease payments is apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents is charged as expenses in the periods in which they are incurred.

Legal Contingencies
As of the date of this Annual Report, we are involved in certain legal proceedings and have accrued amounts that represent an estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. While we believe that the current accruals are adequate, a future event or change in the facts and circumstances may require that we make additional accruals that would be charged to our income statement in the future. See Note 51 to our consolidated financial statements.
RESEARCH AND DEVELOPMENT AND INTELLECTUAL PROPERTY
We make investments to improve our product and service offerings. Such expenditure amounted to approximately Rp.8.7 billion, Rp.6.7 billion and Rp.9.7 billion (U.S.$0.9 million) in 2006, 2007 and 2008 respectively. In 2008, these expenditures related to research and development of video conferencing, SMS, CMS system, CDMA lab, measuring system and other content development.
TREND INFORMATION
A number of developments have had and may have in the future a material impact on our results of operations, financial condition and capital expenditures. These developments include:
•	development of broadband access networks;

•	faster fixed wireless development, tower sharing with Telkomsel, and establishment of the fixed wireless division as a separated business unit;

•	the development of triple play, application and content multimedia services;

•	the implementation of integrated customer centric application; and

•	the completion of Asia America Gateway (AAG) consortium project to accrete international bandwidth quota (AAG is an undersea cable consortium consisting of 19 companies from 17 countries (Asia Pacific and the United States).

•	the ability of the Government to issue new licenses to international, long distance and VOIP operator;
We believe that competition among the different operators will continue in 2009; however the level of competition may be reduced given the possibility of a reduction in capital expenditures by other operators and the decline in consumer spending as a result of the global financial crisis.
OFF-BALANCE SHEET ARRANGEMENTS
The off-balance sheet arrangements are described in Note 50 to our consolidated financial statements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following summarizes our contractual obligations as of December 31, 2008 and the effects such obligations are expected to have on liquidity and cash flow in future periods:

	By Payment Due Dates
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(Rp.Billion)	(Rp.Billion)	(Rp.Billion)	(Rp.Billion)	(Rp.Billion)
Short-Term Loans(1)(6)	46.0	46.0	—	—	—
Long-Term Debts (2)(6)	16,950.1	5,505.5	7,163.0	2,034.4	2,247.2
Capital Lease Obligations(3)	749.8	324.3	324.4	100.6	0.6
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations	4,268.0	1,733.5	1,596.7	476.9	478.9
Operating Leases(4)	3,175.9	2,174.7	766.6	197.1	37.5
Unconditional Purchase Obligations(5)	9,587.9	9,443.2	—	—	—
Deferred consideration for business combination	3,052.1	1,513.6	1,538.5	—	—
Total	37,703.1	20,740.8	11,389.1	2,809.1	2,764.1

(1)	Related to liabilities under short-term loans obtained from Bank Central Asia, Bank Mandiri, and Bank BNI. See Note 19 to our consolidated financial statements.

(2)	See Notes 20-23 to our consolidated financial statements.

(3)	Related to the leases of the transmission installation and equipment, vehicles and processing equipment and office equipment for our telecommunication networks for TELKOMFlexi.

(4)	Related primarily to leases of computers, vehicles, land, buildings, office equipment and circuits.

(5)	Related to our commitments to suppliers and vendors for the purchase of telecommunications-related equipment and infrastructure.

(6)	Excluded contractually committed rate of interest.

In addition to the above contractual obligations, as of December 31, 2008, we had long-term liabilities for pension, post-retirement health care benefits and long service awards. We expect to contribute Rp.1,100.0 billion to our post-retirement health care benefits plan and Rp.889.1 billion to our defined benefit pension plan in 2009. See Notes 43 and 44 to our consolidated financial statements.

ADDITIONAL FINANCIAL INFORMATION
FINANCIAL INFORMATION
Consolidated statements and other financial information
See “Consolidated Financial Statements,” which is incorporated herein by reference.
MATERIAL LITIGATION
Commissions for the Supervision of Business Competition (Komisi Pengawas Persaingan Usaha) (“KPPU”)
In November 19 2007, the KPPU, an independent body for supervising fair competition in Indonesia, sanctioned Temasek Holdings Pte. Ltd. (“Temasek”), Singapore’s state-owned investment firm, and Telkomsel for violations of Indonesian anti-monopoly and unfair business practices regulation. In its ruling, KPPU found that Temasek violated cross-ownership regulations in Indonesian telecommunications industry through its indirect ownership of Telkomsel and Indosat. The KPPU imposed a fine on Telkomsel and ordered it to reduce its tariffs by a minimum of 15%. Temasek was ordered to release all of its shares in Telkomsel to unassociated buyers within two years. On May 9, 2008, the Central Jakarta District Court denied an appeal by Temasek and ordered Temasek to divest its stake in either Telkomsel or Indosat, or reduce its holdings in both companies by 50% within 12 months. However, this court overturned a request from KPPU that Telkomsel be forced to reduce its tariffs by 15% and also lowered the fine imposed upon Telkomsel to Rp.15,000 million. On appeal, the Indonesian Supreme Court the (“SC”), in its decision on September 9, 2008, ordered Temasek to divest all of its shares in Temkomsel or Indosat within 12 months or reduce its holdings in each of these two companies by 50%. The SC also imposed on each of Temasek and Telkomsel a fine of Rp.15 billion.
On May 22, 2008, Telkomsel filed an appeal to the SC. In its verdict on September 9, 2008, the SC revoked the Court’s verdict on the instruction to Temasek Holdings and certain affiliated companies to release their ownership in either Indosat or Telkomsel. As of the issuance date of the consolidated financial statements, Telkomsel is still reviewing the result and exploring options for further action, including the option for a judicial review by the SC.
The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegations of SMS cartel practices. As a result of the investigations, on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had been proven to have violated Law No. 5/1999 article 5 and fined the Company and Telkomsel Rp.18,000 million and Rp.25,000 million, respectively.
Employee Matters
A former Director of Human Resources and an employee of TELKOM were indicted under the anti-corruption law in the Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting to losses of Rp.789 million. On May 2, 2007, the Bandung District Court found each defendant guilty, sentenced each to a one-year prison term and imposed a fine of Rp.50 million. The defendants filed an appeal to the West Java High Court objecting to the District Court ruling. On October 3, 2007, the West Java High Court overturned the Bandung District Court ruling and found the defendants not guilty. The District Attorney filed an appeal to the Indonesia Supreme Court into objection to the High Court ruling. As the date of this Annual Report, no decision has been reached on the appeal.
On January 2, 2006, the Attorney General initiated an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of TELKOM’s former employees and four of TELKOM’s employees in KSO VII were named as suspects. As a result of the investigations, one of TELKOM’s former employees and two of TELKOM’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII.
On January 29, 2008, the Makassar District Court found that there was no misuse of authority and released the individuals from all indictment. An appeal has been filed with Indonesian Supreme Court objecting the Makassar District Court ruling.
On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to one year and six-month and one year prison term, respectively, and a fine of Rp.50 million. The defendants have appealed to the Bali High Court objecting to the District Court ruling. As of the date of this Annual Report, no decision has been reached on the appeal.

Class Action Lawsuits
Certain subscribers of Telkomsel, Indosat and Excelcomindo filed class action lawsuits with the Bekasi District Court and the Tangerang District Court against Telkomsel, TELKOM, Indosat, Excelcomindo, Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties were alleged to have used excessive price practices that have potentially adversely affected those subscribers (see Notes 51e to our consolidated financial statements for details). On July 15, 2008, plaintiffs domiciled at Bekasi District Court withdrew their claims. As of the date of this Annual Report, the lawsuit at the Tangerang District Court is still in progress.
Other Disputes
The Company is a party in various legal actions involving land and other disputes. Based on Management’s estimate of the probable outcome of pending matters, the Company made provisions of Rp.1.06 billion as of December 31, 2008. See Note 51 to our consolidated financial statements for further details.
Significant Changes
See Note 53 to our consolidated financial statements for information relating to material subsequent events occurring after December 31, 2008.
MEMORANDUM AND ARTICLES OF ASSOCIATION
Our Articles of Association (“Articles”) are registered in accordance with the Limited Liability Company Law No. 1 Year 1995, as amended by the Limited Liability Company Law No. 40 Year 2007 (the “Indonesian Company Law”), and approved by Ministerial Decree No. C2-7468.HT.01.04.TH.97 Year 1997 and subsequently, by the Decree of the Minister of Justice Human Rights No. AHU.46312.AH.01.02 Year 2008 dated July 31, 2008.
Under Article 3 of our amended Articles, the objectives and purposes of the Company are to provide telecommunications networks and telecommunications and information services. To attain the aforementioned purpose and objective, the Company may perform the necessary activities to maintain and enhance its telecommunication and information networks.
In accordance with Indonesia Company Law, we have a BoC and a BoD. The two Boards are separate and no individual may be a member of both Boards. Each director also receives a bonus if we surpass certain financial and operating targets, the amounts of which are determined by the shareholders at the general meeting of shareholders. See “Directors, Senior Management and Employees — Directors and Senior Management”. The Articles state that any transaction involving a conflict of interest between the Company and its directors, commissioners and shareholders should be approved by a shareholders meeting, in which approval is required from more than a half of share of independent shareholders.
The BoD are responsible for of leading and managing the Company in accordance with its objectives and purposes and to control, preserve and manage the assets of the Company. Within such a broad scope of responsibility, the BoD is authorized and should obtain the written approval of the The BoD is responsible for leading and managing the Company in accordance with its objectives and purposes and to control, preserve and manage the assets of the Company. Within such scope of responsibility, the BoD is authorized, subject to the written approval of the BoC, to, among others, transfer, exchange, sell or buy business segments; enter into license and other agreements; and engage in loan transactions.
The Articles do not contain any requirement for the directors to (i) retire by a specified age, or (ii) to own any or a specified number of shares of the Company. The rights, preferences and restrictions attaching to each class of the shares of the Company in respect of specified matters are set forth below:
•	dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a general meeting, which will also determine the form of and time for payment of the dividend;

•	voting rights. The holder of each voting share is entitled to one vote at a general meeting of shareholders;

•	rights to share in the Company’s profits. See dividend rights;

•	rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the Common Stock that they hold is fully paid-up;

•	redemption provisions. There are no stock redemption provisions in the Articles. However, based on Article 30 of Indonesian Company Law, we may buy back up to 10% of our issued and outstanding shares;

•	reserved fund provisions. Retained earnings up to a minimum of 20% of the issued capital of the Company are to be set aside to cover potential losses suffered by the Company. If the amount in the reserved fund exceeds 20% of the issued capital of the Company, a general meeting of shareholders may authorize the Company to utilize such excess funds as dividends;

•	liability for further capital calls. Our shareholders may be asked to subscribe for new shares in the Company from time to time. Such rights are to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. The BoD is authorized to offer the new shares to third parties in the event that an existing shareholder is unable or unwilling to subscribe for such new shares; and

•	provisions discriminating against any existing or prospective holder of such securities because of such shareholder owning a substantial number of shares. The Articles do not contain any such provision.
In order to change the rights of holders of stock, an amendment to the relevant provisions of the Articles would be required. Any amendment to the Articles requires the approval of the holder of —‘Series A’— Dwiwarna share and any other shareholders or their authorized proxies jointly representing at least two thirds (2/3) of the total number of votes cast in the meeting.
General meeting of shareholders may only be convened upon the issuance of the requisite notice by the Company. The notice is to be published in at least two newspapers in Indonesian having general circulation within Indonesia and one newspaper in English. The notice period for convening annual general meetings and extraordinary general meetings is 14 days (not including the date the notice and the date of summons) respectively. The quorum for the general meeting is shareholders representing more than a half of the outstanding share capital of the Company. In the event that quorum is not achieved, another meeting is to be held, which does not require the issue of a notice. At the second meeting, the quorum for the meeting is shareholders representing at least one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, with the quorum of attendance, number of votes to pass resolutions, summons and time to hold the Meeting to be determined by the Chairman of the Capital Market and Financial Institution Supervisory Agency and based on the provisions of the laws.
Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles. The Articles do not contain any limitations on the right of any person, to own shares of the Company. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on an Indonesian stock exchange.
Any takeover of the Company is required to be approved by the holder of the Series A Dwiwarna Share and a majority constituting at least three fourths of the total number of shares at a general meeting of shareholders that must be attended by the holder of the Series A Dwiwarna Share. There are no other provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company.
Each Director and Commissioner has an obligation to report to Bapepam—LK with regard to their ownership and the changes of their ownership in the Company and this obligation also applies to shareholders who have an ownership of 5% or more in the paid up capital of the Company. We believe that the Articles are not significantly different from those generally prevailing in Indonesia in respect of public companies listed on an Indonesian stock exchange. We also believe that the provisions in the Articles relating to changes in our capital are not more stringent than that required by Indonesian law.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN CORPORATE GOVERNANCE PRACTICES AND THE NYSE’S CORPORATE GOVERNANCE STANDARDS
The following sets out a brief, general summary of significant differences between the corporate governance practices followed by Indonesian companies, such as us, and those required by the listing standards of NYSE of U.S. companies that have Common Stock listed on the NYSE.
Overview of Indonesian law
Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are mainly embodied in the following regulations: Law No. 1 of 1995 on Limited Liability Companies as amended by the Limited Liability Company Law No. 40 Year 2007 (“Indonesian Company Law”); the Law No. 8 of 1995 on Capital Market (“Capital Market Law”); the Law No. 19 of 2003 on State-Owned Enterprises; the Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 on the Implementation of Good Corporate Governance Practice; the Regulations of the Indonesian Capital Market Supervisory Board (“Bapepam Regulations”); and the rules issued by the (“IDX”). In addition to the above statutory requirements, the articles of association of public companies commonly incorporate provisions directing the corporate governance practices in such companies.
Similar to the laws of the United States, Indonesian laws require public companies to observe and comply with standards of corporate governance practices that are more stringent than those applied to privately-owned companies. It should be noted that in Indonesia, the term “public company” does not necessarily refer to a company whose shares are listed on a securities exchange. Under the Capital Market Law, a non-listed company may be deemed a public company, and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and shareholder requirements applicable to a publicly-listed company.
On November 30, 2004, the National Committee on Governance (the “NCG”) was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No. KEP-49/M.EKONOM/1/TAHUN 2004, which is expected to revitalize the former National Committee on Good Corporate Governance established in 1999. The NCG aimed at enhancing comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors.
As a result, the NCG formulated the Code for Good Corporate Governance 2006 (the “Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the BoC, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the NCG recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the Code.
Composition of Independence Board of Directors
The NYSE listing standards provide that the BoD of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly.
Unlike companies incorporated in the United States, the management of an Indonesian company consists of two organs of equal stature, the BoC and the BoD. Generally, the BoD is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the BoC has the authority and responsibility to supervise the BoD and is statutorily mandated to provide advice to the BoD.

With regard to the BoC, the Indonesia Company Law requires a public company’s BoC to have at least two members. Although the Indonesia Company Law is silent as to the composition of the BoC, Listing Regulation No. lA issued by the IDX states that at least 30% of the members of the BoC of a public company (such as TELKOM) must be independent.
As to the BoD, the Indonesia Company Law states that the BoD has the authority to manage the daily operation of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. The Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 states that at least 20% of the members of BoD must be unaffiliated.
Given the difference between the role of the members of the BoD in an Indonesian company and that of their counterparts in a U.S. company, Indonesian law does not require that certain members of the BoD must be independent and neither does it require the creation of certain committees composed entirely of independent directors.
Committees
The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.
The Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, Bapepam Regulation No. IX.I.5 and Listing Regulation No. 1A issued by the IDX does require the BoC of a listed public company (such as us) to form committees that will oversee the company’s audit process (which committee must be headed by an independent member of the BoC).
We have an audit committee composed of six members: two independent commissioners and four members who are not affiliated with us. NYSE Listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. Under Rule 10A-3 (c) (3), however, foreign private issuers are exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the BoD and has members from both inside and outside the BoD; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption as set forth in our Section 303A Annual Written Affirmations submitted to the NYSE. The NYSE listing standards and the charter of our audit committee share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, our audit committee does not have direct responsibility for the appointment, compensation and retention of our external auditor. Our audit committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval.
Our BoC has a nomination and remuneration committee. The committee is tasked with formulating selection criteria and nomination procedures for Commissioners and Directors and a compensation system for Commissioners and Directors.
Disclosure regarding corporate governance
The NYSE listing standards require U.S. companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a U.S. company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the Company’s Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Capital Market Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to Bapepam—LK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.
Code of Business Conduct and Ethics
The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to submit periodic reports to the SEC, including us, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities. Under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships; (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC; (c) compliance with applicable laws and regulations; (d) prompt internal reporting of violations of the code; and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code. See “Code of Ethics.”
MATERIAL CONTRACTS
Acquisition of Sigma by Metra
On February 22, 2008, our wholly-owned subsidiary Metra closed on the acquisition of a 80% stake in Sigma, an Indonesian IT company, from Trozenin Management Plc (Malaysia) and PT Sigma Citra Harmoni. In connection with this acquisition, the parties entered into an agreement for the sale and purchase of the shares on December 18, 2007, which was amended on February 21, 2008 primarily to amend the allocation of shares to be sold between the two selling shareholders, set the closing date and amend certain closing conditions. Sigma provides software development and customization, integrated systems and network, resource management and internet services to the banking sector. The consideration for the share acquisition was U.S.$35.2 million and was primarily funded internally.
Supply Contract for the Procurement and Installation of the Batam Singapore Cable System (“BSCS”)
On March 3, 2008, TELKOM entered into a supply contract for the purchase and installation of the BSCS by NEC Corporation connecting the networks between Batam — Singapore amounting to U.S.$13.1 million (including VAT). Pursuant to this contract, TELKOM became a member of the AAG Undersea Cable Consortium, consisting of 19 members (including TELKOM), with landing points in Malaysia, Singapore, Brunei, Thailand, Vietnam, Taiwan, Hong Kong, the Philippines, Guam, Hawaii and St. Luis Obispo (U.S. Mainland). The BSCS connects TELKOM’s networks to the Singapore landing point of the AAG Undersea Cable Network.
Capacity Ring of Jawa-Kalimantan, Kalimantan-Sulawesi, Denpasar-Mataram (“JaKa2LaDeMa”) with NSW-Fujitsu Consortium
On December 30, 2008, TELKOM entered into an agreement with the NSW-Fujitsu Consortium for the purchase and installation of submarine cables connecting the networks among the main Indonesia islands in connection with our Capacity Ring Jaka2LaDeMa Project. The purchase price for this agreement was U.S.$104.9 million (excluding VAT).
For details of TELKOM’s other significant contractual commitments, see Note 50a to our consolidated financial statements.

EXCHANGE CONTROLS
Exchange Rate Information
The following table shows the exchange rate of Rupiah to U.S. Dollar based on the middle exchange rates at the end of each month for the periods indicated. The Rupiah middle exchange rate is calculated based on Bank Indonesia buying and selling rates.

	At period
Year	end	Average(1)	High(2)	Low(2)
	(Rp.Per U.S.$1)
2004	9,290	8,935	9,430	8,323
First Quarter	8,587	8,465	8,465	8,323
Second Quarter	9,415	8,992	9,430	8,574
Third Quarter	9,170	9,151	9,389	8,825
Fourth Quarter	9,290	9,126	9,355	8,960
2005	9,830	9,711	10,800	9,133
First Quarter	9,480	9,276	9,520	9,133
Second Quarter	9,713	9,548	9,755	9,435
Third Quarter	10,310	10,006	10,800	9,735
Fourth Quarter	9,830	9,992	10,300	9,735
2006	9,020	9,167	9,795	8,720
First Quarter	9,075	9,304	9,795	9,030
Second Quarter	9,300	9,107	9,520	8,720
Third Quarter	9,235	9,121	9,245	9,030
Fourth Quarter	9,020	9,134	9,228	9,020
2007	9,419	9,136	9,479	8,672
First Quarter	9,118	9,099	9,225	8,950
Second Quarter	9,054	8,973	9,120	8,672
Third Quarter	9,137	9,246	9,479	8,990
Fourth Quarter	9,419	9,234	9,434	9,045
2008	10,950	9,691	12,400	9,051
First Quarter	9,217	9,260	9,486	9,051
Second Quarter	9,225	9,264	9,376	9,179
Third Quarter	9,378	9,216	9,470	9,063
Fourth Quarter	10,950	11,023	12,400	9,555
November	12,151	11,711	12,400	10,800
December	10,950	11,325	12,300	10,885
2009
January	11,355	11,167	11,355	10,863
February	11,980	11,853	11,988	11,685
March	11,575	11,850	12,065	11,435
April	10,713	11,158	12,120	10,195

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.

(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Source: Bank Indonesia
The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2006, 2007 and 2008. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.8,995 and Rp.9,005 to U.S.$1 as of December 31, 2006, Rp.9,389 and Rp.9,399 to U.S.$1 as of December 31, 2007 and Rp.10,850 and Rp.10,950 to U.S.$1 as of December 31, 2008.
The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.10,900 to U.S.$1 published by Reuters on December 31, 2008.
On April 30, 2009, the Reuters buy and sell rates were Rp.10,213 and Rp.11,213 to U.S.$1.
Foreign Exchange
Foreign exchange controls were abolished in 1971 and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia (the Indonesian Central Bank) any fund transfers exceeding U.S.$10,000. As a state-owned company, we, based on the decree of the Head of Foreign Commercial Loan Coordinating Team (“PKLN”), are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.
Bank Indonesia holds the authority to issue Rupiah currency and has responsibility for maintaining the stability of the Rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy, effectively free floating the Rupiah against other currencies. Since that date, the Rupiah has depreciated significantly against world currencies.
During the past 25 years, the Rupiah has been devalued three times against the U.S. Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp.415 to Rp.623 to the U.S. Dollar; in March 1983, when the rate went from Rp.703 to Rp.970 to the U.S. Dollar; and in September 1986, when the rate went from Rp.1,134 to Rp.1,644 to the U.S. Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward against the U.S. Dollar by approximately 4% annually. Since the free-floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2008, the average rate of Rupiah to the U.S. Dollar was Rp.9,691, with the highest and lowest rates being Rp.12,400 and Rp.9,051, respectively.
TAXATION
THE FOLLOWING SUMMARY OF INDONESIAN AND U.S. FEDERAL INCOME TAX MATTERS CONTAINS A DESCRIPTION OF THE PRINCIPAL INDONESIAN AND U.S. FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE INDONESIAN AND UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.
Indonesian Taxation
The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a “Non-Indonesian Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national individual who is not physically present in Indonesia at the most 183 days within 12 month period, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Dividends
Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to the Company (with a copy to the Indonesian Office of Tax Services where the Company is registered) a Certificate of Tax Residence issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled (the “Certificate of Residence”). Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.
Capital Gains
The sale or transfer of Common Stock through IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an Indonesian stock exchange may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.
Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include Common Stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a Decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or the Company (if the buyer is a non-resident taxpayer). Exemption from withholding tax on income from the sale of shares in a non-public company may be available to non-resident sellers of shares depending on the provisions of the relevant double taxation treaties. In order to benefit from the exemption under the relevant double taxation treaty, the non-resident seller must provide the Certificate of Tax Residence to the buyer or the Company and to the Indonesian Tax Office that has jurisdiction over the buyer or the Company (if the buyer is a non-resident taxpayer).
In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for Common Stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the U.S.-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a Certificate of Residence issued by the competent tax authority, or its designee; of the jurisdiction in which the Non-Indonesian Holder is domiciled.
Stamp Duty
Any documents that are prepared in the transactions in Common Stock in Indonesia, which documents will be used as evidence in Indonesia, are subject to stamp duty of Rp.6,000. Generally, the stamp duty is due at the time the document is executed.
Certain U.S. Federal Income Tax Considerations
The following is a summary of certain U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or Common Stock by U.S. Holder’s (as defined below) that hold their ADSs or Common Stock as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code (the “Tax Code”). This summary is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.
This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or Common Stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-U.S. tax considerations. Each holder is urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of their investment in the ADSs or Common Stock.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or Common Stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of, the U.S. or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Tax Code.
If a partnership is a beneficial owner of ADSs or Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying Common Stock represented by the ADSs.
Threshold PFIC Classification Matters
A non-U.S. corporation, such as the Company, will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on the Company’s current income and assets, the Company presently does not believe that it should be classified as a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that the Company is not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Stock” is written on the basis that the Company will not be classified as a PFIC for U.S. federal income tax purposes.
Dividends
Any cash distributions paid by the Company out of earnings and profits, as determined under U.S. federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a U.S. Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the U.S. There is currently a tax treaty in effect between the U.S. and Indonesia which the Secretary of Treasury has determined is satisfactory for these purposes and the Company believes it should be eligible for the benefits of the treaty. Additionally, because the ADSs are listed on the New York Stock Exchange, an established securities market in the U.S., they are considered readily tradable on that exchange.

The amount of any cash distribution paid in Rupiah should equal the U.S. Dollar value of such Rupiah on the date of receipt of the distribution, regardless of whether the Rupiah are actually converted into U.S. Dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Rupiah generally will be U.S. source ordinary income or loss. Dividends received on the ADSs or Common Stock will generally not be eligible for the dividends received deduction allowed to corporations.
Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Common Stock. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.
Sale or Other Disposition of ADSs or Common Stock
A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Common Stock. Any capital gain or loss will be long-term if the ADSs or Common Stock have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.
Passive Foreign Investment Company (“PFIC”) Considerations
If the Company were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or Common Stock and (ii) any “excess distribution” paid on ADSs or Common Stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if the Company becomes classified as a PFIC. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Company is or becomes classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.
DOCUMENTS ON DISPLAY
We file or furnish reports, including annual reports on Form 20-F and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Subject to some exceptions, we are required to file our periodic reports electronically through the SEC’s EDGAR system. Any filings we make electronically will be available to the public over the internet at the SEC’s Website at www.sec.gov.

CONTROLS AND PROCEDURES
Disclosure Controls And Procedures
Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act’’)), as of December 31, 2008. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were effective. The Company’s disclosure controls and procedures include without limitation controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Report On Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment The Company’s management used the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’). Based on this assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Kantor Akuntan Publik Haryanto Sahari & Rekan, an independent registered public accounting firm, as stated in their report which appears on pages F-3 - F-4 herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Remediation of Previously Reported Material Weaknesses
As previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, we identified material weaknesses in our internal control over financial reporting as of December 31, 2007. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The two material weaknesses we reported as of December 31, 2007 are summarized as follows:
(1)	The Company did not adequately maintain effective controls, including monitoring controls and the dissemination of policies and procedures over its financial close and reporting process. Specifically, i) We did not maintain a sufficient complement of staff who fully understand the complexities of our business to adequately interpret and apply GAAP ii) We did not adequately design and review the completeness and accuracy of the application of accounting policies and procedures used to prepare and present the financial statements in accordance with generally accepted accounting principles. Additionally, we did not maintain appropriate segregation of duties around the opening and closing of accounting periods and the posting of period end journals.

(2)	The Company did not adequately maintain effective controls over its accounting for property, plant and equipment. Specifically, the Company did not maintain controls to ensure the existence, completeness and valuation of its fixed assets.
The Company has had an ongoing program throughout 2007 and 2008 to improve the design and operation of internal controls over financial reporting. The Company evaluated its controls and concluded that the improvements in the design and operation of controls have been functioning effectively as at December 31, 2008. As a result, management has concluded that the material weaknesses previously disclosed in the 2007 Annual Report on Form 20-F have been remediated as at December 31, 2008. The key changes in internal control and remedial activities related to the previously reported material weaknesses are discussed below:
1)	Financial close and reporting processes:
•	Enhanced its financial close and reporting processes to strengthen management’s ability to assess the appropriateness, adequacy and applicability of accounting policies and procedures, to ensure compliance with generally accepted accounting principles. In particular, we strengthened our procedures to ensure a full review of changes in local and US accounting pronouncements are appropriately adopted. We also engaged the services of an external consultant to help us assess new accounting pronouncements, critically evaluate the accounting implications of all new transactions entered into by the Company and the preparation of our financial statements and disclosures therein.

•	Formed a working group led by the Chief Financial Officer, and including representatives of the finance policy department and the accounting department with sufficient knowledge of the Company’s operations and the accounting standards, to monitor the application of the accounting policies and procedures. During the year, the working group communicated with key process owners and conducted training to enhance their understanding and ability to implement of the Company’s accounting policies and procedures accurately and consistently at all locations.

•	Improved the procedures for reviewing and monitoring the financial close and reporting process. Specifically we have strengthened our review of closing journal entries and preparation of appropriate financial statement disclosures, to ensure that transactions are recorded timely, accurately and completely and that information presented in the financial statements is supported by sufficient analysis and supporting evidence. We also engaged an external consultant to assist us in ensuring the completeness and accuracy of the financial statement disclosures and compliance with GAAP.

•	Increased the number of staff with relevant accounting qualifications to support financial close and reporting activities. This included external recruitment of accountants.

•	Improved user access and segregation of duties related to our key financial applications and processes, in particular in the opening and closing of accounting periods and the posting of period end journals.
2)	Accounting for property plant and equipment:
•	Improved the design of controls over the verification of the existence of fixed assets. Specifically we established detailed cyclical physical count processes, with the assistance of an external consultant, to ensure coverage of all assets within 3 to 5 years from date of acquisition, depending on the nature of the asset. These procedures prioritize high value assets and those with higher risk of misappropriation and/or loss.

•	Improved the usage of existing network monitoring tools to ensure assets are operational and to attain comfort over their existence.

•	Enhanced the reconciliation between the fixed asset sub-ledger and general ledger to ensure timely follow up of unreconciled items.

•	Conducted regular internal training to embed our staff’s understanding of fixed asset control procedures, in particular, the importance of the transactional related controls.

•	The Company has established improved procedures to complete its assessment of indicators of asset impairment, asset impairment reviews and valuations, in accordance with generally accepted accounting principles.
The Company is committed to continuing to improve its internal control processes and will continue to diligently review and monitor its financial reporting controls and procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the Commission. The Company will also continue to devote significant resources to the improvement of its internal control over financial reporting over time.
Changes in Internal Control over Financial Reporting
Except as described above in the paragraph titled Remediation of Previously Reported Material Weaknesses there have been no other changes in the Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result of the changes stated above, we have remediated the previously reported material weaknesses relating to the financial close and reporting process and the accounting for property plant & equipment.

AUDIT COMMITTEE FINANCIAL EXPERT
The BoC has determined that Mr. Sahat Pardede, as an independent member of our Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Pardede has been a member of our Audit Committee since February 2004. Prior to his appointment as a member of our Audit Committee, Mr. Pardede practiced, and is currently practicing, as a Certified Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. Mr. Pardede graduated with a degree in accounting from the State College of Accountancy, Jakarta and holds a master degree in business administration from Saint Mary’s University, Canada. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Certified Public Accountants.
CODE OF ETHICS
We have a code of ethics in accordance with the provisions of SOA Section 406. Our code of ethics applies to its President Director, Finance Director (being its officers in equivalent positions to a Chief Executive Officer and a Chief Financial Officer) and persons performing similar functions as well as to our Commissioners, Directors and other officers and employees. Our code of ethics may be viewed on the company web site at www.TELKOM-indonesia.com/about-TELKOM/business-ethics. If we amend the provisions of our code of ethics that applies to our President Director, Finance Director and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on the company web site at the same address.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Tax Fees
PwC did not perform any tax compliance, tax advisory or tax planning services for us in 2006, 2007 or 2008.
All Other Fees
PwC did not perform any non-audit services for us in 2006, 2007 or 2008.
Audit Committee Pre-Approval Policies and Procedures
We have adopted pre-approval policies and procedures under which all non-audit services provided by its independent public accounting firm must be pre-approved by our audit committee as set forth in the audit committee’s charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that: (a) our BoD must deliver to the Audit Committee (through the BoC) a detailed description of the non-audit service that is to be performed by the independent public accounting firm; and (b) the Audit Committee will determine whether the proposed non-audit service will affect the independence of our independent public accounting firm or would give rise to any conflict of interest.
Consistent with Section 10(i) (1) (B) of the Exchange Act paragraph (c)(7)(i)(C) of Rule 2-01 Regulation S-X issued thereunder, the charter of our audit committee waives the pre-approval requirement for permissible non-audit services (x) where the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the fiscal year in which the services are provided or (y) the proposed services are not regarded as non-audit services at the time the contract to perform the same is signed. In either case, the performance of such non-audit services must subsequently be approved either by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself. Notwithstanding the foregoing, none of our independent public accounting firms performed non-audit services for us during the fiscal years ended December 31, 2006, 2007 and 2008.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
In accordance with Indonesian law, the Company has a two-tier board structure, consisting of a BoC and a BoD. The executive management functions are carried out by the

BoD, while the principal statutory duties of the BoC are to supervise the policies of the BoD in the operation and management of the Company and to give advice to the BoD.
Under Indonesia Bapepam—LK rules, our audit committee must consist of at least three members, one of whom must be an Independent Commissioner and concurrently the chairman of the audit committee, while the other two members must be external independent parties of whom at least one such party shall have accounting and/or finance expertise. Our audit committee is composed of seven members and is chaired by an Independent Commissioner. Members of our audit committee are appointed and dismissed by the Board of Commissioners.
We rely on the general exemption under Rule 10A-3(c) (3) of the Exchange Act with respect to the composition of our audit committee. We believe that our reliance on the exemption would not materially and adversely affect the ability of the audit committee to act independently. We believe that the intent of the provision in requiring that each member of the audit committee to be a member of the board of directors or commissioners, as applicable, and to be otherwise independent, is to ensure that the audit committee is independent from influence by management and would provide a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Bapepam—LK Audit Committee Rule requires that each member of the audit committee be independent. The Bapepam—LK Audit Committee Rule goes on to require that at least two of the members, the external independent members, in effect be independent not only of the management but also of the BoC and BoD and the Company as a whole. We therefore believe that the standard established by the Bapepam—LK Audit Committee Rule is at least equally effective in ensuring the ability of the audit committee to act independently.

CHAPTER 5
COMPLIANCE
CORPORATE GOVERNANCE
TELKOM is subject to regulations administered and enforced by the Bapepam-LK and the SEC. We strive to comply with these. In addition, we implemented corporate governance policies and practices based on international market standards. TELKOM is aware of the importance of the implementation of Good Corporate Governance (“GCG”) as a vital instrument to boost the business performance and accountability to stakeholders and better serve our customers.
TELKOM has fulfilled its obligation to assess its ICFR in compliance with the Sarbanes Oxley Act (“SOA”) Section 404. This requirement applies to US companies as well as foreign private issuers registered under the Exchange Act. TELKOM’s commitment to SOA compliance and GCG are reflected in several policies and pronouncements. These include: establishing a definite unit that handles SOA business processes under the Directorate of Compliance & Risk Management setting the duties and responsibilities of each function related to planning, execution and corporate internal control management; determining the appropriate level of corporate internal control management and achievement targets; requiring high-level officers to evaluate, plan and implement internal controls and take responsibility for actions in their areas of responsibility; arranging disclosure control policies and procedures; and documenting, reporting and providing written evaluation results on ICFR effectiveness and self assessment results on a quarterly basis.
TELKOM operates corporate internal controls in three stages: entity level, transactional level and information technology based internal control. Each of these are exemplified by corporate culture, policy making related to GCG, establishment of special units related to GCG, development of internal control systems, socialization to all lines of working units by senior leaders, control examination, audit implementation, evaluation of audit process and audit results as well as improvement stages.
Sarbanes Oxley
As an Exchange Act registered company, TELKOM is required to comply with provisions of SOA and certain rules established by the SEC under SOA and the Exchange Act. TELKOM has based its ICFR program on the SOX Section 404 guidance issued by the SEC and COSO requirements. TELKOM conducts two integrated audits: the general audit; and the ICFR audit. We conduct these audits simultaneously. TELKOM’s annual audited financial statements submitted to the SEC (as part of its annual report on Form 20-F) also, as required, includes Management’s Report on ICFR. This consists of, among others, a statement that management is responsible to develop, implement and maintain ICFR and management’s assessment on the effectiveness of ICFR.
Policy of GCG Management
Since 2005, TELKOM has had in place guidelines that focus on GCG’s responsibility. These address concerned parties (such as shareholders, the BoC and BoD, committees, heads of structural units as well as employees), BoD and BoC’s work mechanism, business ethic standards, policies and procedures, internal control, risk management and GCG Implementation Monitoring Committee.
TELKOM revised the GCG management guidelines in June 2007 to focus on GCG framework at TELKOM, external factors that drive GCG implementation, implementation procedure, structure, GCG’s key elements and the pillar of management. In addition, the guidelines also administer the GCG Implementation Monitoring Committee, GCG Organization and GCG assessment.
External factors that drive GCG Implementation
•	Business environment and its players

It includes entities that have an influence to the management of the company, such as business community or influential organizations, labor union, business partners, suppliers and customers who compel the company to practice business ethics. The above groups can affect the company’s activity with a different degree of intensity.

•	The Government and Regulator

In order to gain trust from the market and investors, the government and regulatory bodies make certain that TELKOM practices proper financial management and complies with all rules and regulations.

•	Investors

It includes parties that are related to shareholders and stockbrokers, including brokerage firms. Investors demanded that the company’s management is aligned with the business ethic standards and principles.

•	Financial Community

It includes parties that are involved in the company’s financial administration requirements (especially for publicly traded companies), such as the stock exchange, Bapepam—LK, SEC and the State Ministry of Finance. Each of the community issues a standard on financial management and requires TELKOM to comply with them.
GCG Implementation Process
GCG Implementation at TELKOM is going through three main processes:
•	Communication and Disclosure

An effective communication is a driving force in shareholders’ trust on the BoC, BoD and Management. On the other hand, the BoC, BoD and Management are expected to pay attention with regard to information that must and need to be released by the company. TELKOM has an “anonymous disclosure” mechanism and internal communication or critical issue mechanism, such as whistleblower and protection for whistleblowers. Disclosure on company’s issue base on transparency, accuracy and timely is essential in assisting investors in making an investment decision. TELKOM’s policy and procedure of handling on whistleblower was approved by the BoC on September 6, 2006.

•	Assessment and Responsibility

The BoC, BoD and Management are trying to pursue value growth as well as balancing and protecting stakeholders’ interest. They establish the Company’s strategic target by using clear and appropriate Key Performance Indicators (“KPI”) to measure the achievement level of our vision and mission. The KPI achievement is regularly evaluated, assessed and compared with other companies in a similar industry or using equal benchmarks. The mechanism for assessment, evaluation and benchmarking is part of the company’s management.

•	Internal and External Audit

Auditing process applies “check and balance” principles, which means that the management strives to raise the company’s growth and value in balance, while on the other hand, auditors perform an objective audit towards policy implementation as well as business ethics, and submit the audit result to the management.

While internal auditors provide reasonable and comprehensive business recommendations to the management, external auditors’ responsibilities are limited to performing the audit of the consolidated financial statements and of the internal control over financial reporting. Furthermore, auditors also scrutinize the realization of business process, risk points and their management in regards to business ethic policies and applicable rules.
Structure of GCG
We are committed to implement GCG all through the General Meeting of Shareholders, The BoC, committees under the BoC, the BoD, committees under the BoD and Corporate Secretary.
A	General Meeting of Shareholders

The Annual General Meetings of Shareholders (“AGMS”) and Extraordinary General Meetings of Shareholders (“EGMS”) constitute the highest governance body of the Company. The bodies are the primary forums through which shareholders exercise their rights and authorities over the management of the Company.

Each shareholder is entitled to receive comprehensive explanation and accurate information on required procedure regarding the AGMS and EGMS, so they can participate in decision making that can have an effect to the company’s existence and shareholders’ rights. TELKOM also protects shareholders’ rights so they can exercise them based on the Article of Association in accordance to the Company’s policies and all applicable laws. All shareholders are treated equally on the base that they have equal standing as the Company. Meanwhile, shareholders with a control interest in the company must realize their responsibility when using their influence towards the management in the voting session or on other matters.

At the AGMS and EGMS, shareholders exercise their rights to elect and terminate the Company’s Commissioners or Directors, set the amount of remuneration and benefits of Commissioners and Directors, judge the performance of the Company during the fiscal year under review, decide on the use of the Company’s profit, set and distribute dividends and amend the Articles of Association. The holder of the Dwiwarna stocks series A, the Government, has additional rights to require a merger, acquisition and divestment or liquidate the Company through AGMS or EGMS’ decisions. The AGMS is held once a year, while an EGMS may be convened at any time as needed.

In 2008, TELKOM held AGMS and EGMS as follows:
•	An AGMS was held on June 20, 2008 that approved the Company’s 2007 Annual Report and the 2007 Annual Report on Partnership Program and Community Development. The AGMS also approved the determination of the use on 2007 net income of Rp.12.857 billion, 2007 dividend payment, the BoD and BoC’s 2008 salary, bonus for the BoD and BoC for fiscal year 2007 as well as the benefits and allowance for the BoD and BoC. The AGMS also appointed Public Accountant Office of KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers global network — “PwC”, to perform the integrated audit for fiscal year 2008, approved the amendment on Articles of Association in accordance to Regulations No. 40 of 2007 regarding corporation as well as the 3rd share buy-back program that was announced to the shareholders on May 23 and 26, 2008. The allocated funds for the program above are not to exceed Rp.3 trillion.

•	The EGMS on September 19, 2008 approved the appointment of Bobby AA Nazief as a member of the BoC for an initial term of 5 years and approved term extensions for the other BoC members whom were appointed on March 10, 2004 and up for renewal.
B	Board of Commissioners

The Articles of Association ( “Articles”) regulates that the principal statutory duties of the BoC are to supervise the policies of the BoD in the implementation of our business plan and the operation and management of the Company while providing advice to the BoD.

The BoC does not have day-to-day management functions or authority, except in limited circumstances where all members of the BoD have been suspended for any reasons.

The current BoC consists of one President Commissioner and four Commissioners, two of whom are independent. Profiles of members of the Board Commissioners are presented on page 171.

Meetings of the BoC must be held at least once every month or at any other time whenever one or more members of the Board deem it necessary, or upon the written request by the BoD, or upon request by one or more shareholders holding at least one-tenth of the outstanding shares with valid voting rights. The quorum for all BoC meetings is more than one-half of the total number of Commissioners then represented in person or by proxy granted to one of the other Commissioners at such meeting.

Resolutions of a meeting of the BoC require a unanimous vote. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the BoC present or represented at the meeting. In the event of a tie, the resolution shall follow the opinion of the chairman of the meeting.

Scope and Responsibility of the Board of Commissioners

The BoC is responsible for supervising the Directors on how they shall manage the company related to aspects of planning and development, operations and budgeting, compliance of company’s articles of association and implementing resolutions of the AGMS. They must exercise authority over its duties and responsibilities according to company’s articles of association, AGMS resolutions and applied laws and regulations.

BoC is responsible for giving advice and opinions to the AGMS on aspects of annual financial reporting, business planning, appointing an accounting firm as an auditor, and other important matters. Besides, the Commissioners are obliged to conduct reviews on the company’s work plan and budget, keeps abreast of company’s main activities, and in signs of trouble, must immediately requests of BoD to announce to the shareholders and provide some recommendations on steps for improvements.
1	Tanri Abeng (President Commissioner)

As the President Commissioner, he is also the Chairman of the Nomination and Remuneration Committee.

2	P. Sartono (Independent Commissioner)

As the Independent Commissioner, he is also a member of the Audit Committee, a member of the Planning and Risk Assessment Committee, and the Secretary/member of the Nomination and Remuneration Committee.

3	Arif Arryman (Independent Commissioner)

As the Independent Commissioner, he is also the Chairman of the Audit Committee and a member of the Planning and Risk Assessment Committee.

4	Mahmuddin Yasin (Commissioner)

As a Commissioner, he is also the Chairman of the Planning and Risk Assessment Committee and a member of the Nomination and Remuneration Committee.

5	Bobby A.A. Nazief (Commissioner)

As a Commissioner, he is also the Vice Chairman of the Planning and Risk Assessment Committee and a member of the Audit Committee.
The Commissioners’ business address is on 5th Floor, Grha Citra Caraka Building, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.

C	Board of Commissioners’ Committees

Currently, the BoC has three standing committees: the Audit Committee, the Planning and Risk Assessment Committee (formerly, the Review and Planning Committee) and the Nomination and Remuneration Committee. The Audit Committee is chaired by an Independent Commissioner and each of the other two committees is chaired by a commissioner. In addition, external members to the Audit Committee, in order to be considered independent under applicable Indonesian rules: (a) must not be a member of any Indonesian registered public accountant that has provided audit and/or non-audit services to TELKOM within one year prior to his appointment to the Audit Committee; (b) must not have been a TELKOM employee within one year prior to his appointment to the Audit Committee; (c) must not own, directly or indirectly, any shares in TELKOM; and (d) must not have any business relationship that relates to TELKOM’s businesses.
1	Audit Committee

The audit committee is responsible to give its opinion to the BoC regarding the BoD’s reports and other things submitted to the BoC as well as identify matters that require the BoC’s attention and other issues regarding BoC’s responsibility. The Charter of TELKOM Group’s Audit Committee, including its revisions if necessary, is referred to the BoC’s Decree No. 20/KEP/DK/2006 of September 11, 2006.

The Audit Committee consists of two Independent Commissioners, one Commissioner and four independent members from outside TELKOM. The Committee is chaired by the Company’s Independent Commissioner. Two of the members have expertise in financial, accounting, and internal control.

In 2008, the Audit Committee of the BoC consisted of seven members: (i) Mr. Arif Arryman, an Independent Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner; (iii) Mr. Bobby A.A. Nazief, a Commissioner; (iv) Mr. Mohammad Ghazali Latief; (v) Mr. Salam; (vi) Mr. Sahat Pardede; and (vii) Mr. Jarot Kristiono. All of the members of the Audit Committee (except for Mr. Arif Arryman, Mr. P. Sartono, and Mr. Bobby A.A. Nazief) are independent external members and Mr. Sahat Pardede is an accounting and financial expert.

Rule 10A-3 under the Exchange Act requires a foreign private issuer with securities listed on a U.S. exchange to have an audit committee comprised of independent directors. However, foreign private issuers are exempt from the independence requirements if: (i) the home country government or exchange requires the company to have an audit committee: (ii) the audit committee is separate from the BoD and has members from both inside and outside the BoD; (iii) the audit committee member of the audit committee are not elected by the management and no executive officer of the company is a member of the audit committee: (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We rely on the exemption under Exchange Act Rule 10A-3(c) (3) with respect to composition of our Audit Committee. We believe that our reliance on this exemption would not materially and adversely affect the ability of the audit committee to act independently. We believe that the intent of the provision in requiring that each member of the committee to be a member of the BoD or commissioners, as applicable, and to be otherwise independent, is to ensure that the audit committee is independent from influence by management and would provide a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Bapepam—LK Audit Committee Rule requires that each member of the audit committee be independent. The Bapepam—LK Audit Committee Rule also requires that at least two of the members, the external independent members, in effect be independent not only of the management but also of the BoC and BoD and the Company as a whole. We therefore believe that the standard established by the Bapepam—LK Audit Committee Rule addresses the need of ensuring the ability of the audit committee to act independently.

An Audit Committee Charter (the “Charter”) that has been adopted by the BoC governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specifies that the committee is responsible for:
•	Overseeing the Company’s financial reporting process on behalf of the BoC. As part of its responsibilities, the committee will recommend to the BoC, subject to shareholder approval, the selection of TELKOM’s external auditor;

•	Discussing with TELKOM’s internal and external auditors the overall scope and specific plans for their respective audits. The committee will also discuss TELKOM’s consolidated financial statements and the adequacy of TELKOM’s internal controls;

•	Meeting regularly with TELKOM’s internal and external auditors, without management present, to discuss the results of their examinations, their evaluation of TELKOM’s internal controls and the overall quality of TELKOM’s financial reporting; and

•	Carrying out additional tasks that are assigned by the BoC, especially on financial and accounting related matters.
The report and profiles of members of the Audit Committee are presented on pages 142 and 143.

2.	Planning and Risk Assessment Committee

The Planning and Risk Assessment Committee (formerly, the Review and Planning Committee) was established on July 16, 2003. The Planning and Risk Evaluation Committee’s Charter, is referred to The BoC Decree No. 06/KEP/DK/2006 of May 19, 2006. The original objective of this committee was to review the Company’s long-term plans, as well as annual business budget plans, following which recommendations would be made by this committee to the BoD. The committee is also responsible for supervising and monitoring the implementation of the business plans of the Company.

On May 19, 2006, the BoC redefined and expanded the objectives of this committee to include strategic risk assessment and changed the committee’s name accordingly. As of December 31, 2008, the Planning and Risk Assessment Committee consisted of eight members: (i) Mr. Mahmuddin Yasin (the Chairman); (ii) Mr. Bobby A.A. Nazief (the Vice Chairman); (iii) Mr. Ario Guntoro (Secretary); (iv) Mr. P. Sartono (an Independent Commissioner); (v) Mr. Arif Arryman (an Independent Commissioner); (vi) Mr. Adam Wirahadi; (vii) Ms. Widuri M. Kusumawati; and (viii) Ms. Rama Kumala Sari. All of the members of the Planning and Risk Assessment Committee (except for Mr. Yasin, Mr. Nazief, Mr. Arryman and Mr. Sartono) are independent external members.

Throughout 2008, the committee has supervised the implementation of company’s capital expenditure that has been approved in the annual budget, routinely evaluated the management’s performance, scrutinized the corporate strategic scenario (CSS) for the period of 2009-2013, analyzed investments in subsidiaries and performed a comprehensive evaluation on the company’s work plan and budget (RKAP) for 2008 and the proposal of RKAP 2009. The committee also monitored the implementation of enterprise risk management (ERM).

3.	Nomination and Remuneration Committee

On May 20, 2003, following TELKOM’s 2003 AGMS, the BoC re-established the Nomination and Remuneration Committee. The formation of the Nomination and Remuneration Committee is referred to the BoC Decree No. 003/KEP/DK/2005 of April 21, 2005, including its revisions if necessary. As of the date of this Annual Report, the Nomination and Remuneration Committee is consisting of: (i) Mr. Tanri Abeng, the President Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner and the Secretary; and (iii) Mr. Mahmuddin Yasin, a Commissioner. The committee roles and responsibility are: (a) formulating selection criteria and nomination procedures for strategic positions in the Company based on good corporate governance principles; (b) assisting the BoC and consulting with the BoD in candidate selection for strategic positions in the Company; and (c) formulating a remuneration system for the BoD based on fairness and performance.
D	Board of Directors and Senior Management

In accordance with Indonesian law, the Company has a two-tier board structure, consisting of a BoC and a BoD. BoD carries out the executive management functions, whose membership comprises of our top executives of the Company.

Board of Directors

Directors are elected and dismissed by shareholder resolutions. In order to eligible for election, candidates for Director must be nominated by the holder of the Series A Dwiwarna Shares. The term of office of each member of the Board of Directors shall be five years effective from the date of his appointment, unless the date of expiration of the term of office falls on the day other than workday, such term of office shall expire on the next workday, one another with due observance of the laws and regulations, without prejudice to the right of the general meeting of shareholders to discharge a Director at any time before his/her term of office expired.

As of 2008, the BoD consists of eight Directors, there are President Director (“CEO”), Finance Director (“CFO”), Human Capital & General Affairs Director, Consumer Director, Network & Solution Director, Enterprise & Wholesale Director, Information Technology & Supply Officer (“CIO”) and Compliance & Risk Management Director. Profiles of members of the BoD are presented on pages 173 and 174.

The BoD’s main responsibilities are to lead and manage TELKOM and to control and manage TELKOM’s assets. The BoD is responsible for the day-to-day management of TELKOM under the supervision of the BoC. The articles provide that the BoD shall consist of at least three directors, one of whom shall be President Director and another, the Deputy President Director (upon appointment).

Each member of the Board of Directors shall have the right and authority to act for and on behalf of the Board of Directors to represent the Company in and outside the Court on any matters and in any events, to bind the Company with other party and other party with the Company, subject to the provisions of the Articles. The Board of Directors meeting shall be chaired by the President Director. In case the

President Director is prevented or absent for any reason, of which impediment no evidence to any third party shall be required, the Board of Directors meeting shall be chaired by Vice President Director. In case the Vice President Director is prevented or absent for any reason, of which impediment no evidence to any third party shall be required or in case no Vice President Director is appointed, the Board of Directors meeting shall be chaired by another member of the Board of Directors appointed by the Board of Directors meeting.

The Board of Directors meeting may be held any time deemed necessary at the request of one or more members of the Board of Directors or at the request of the Board of Commissioners meeting or at the written request of one (1) or more shareholders jointly representing one tenth (1/10) or more of the total number of shares with voting rights. The Board of Directors meeting shall be valid and entitled to pass valid and binding resolutions, if more than half (1/2) of the number of members of the Board of Directors are present or represented legally in the meeting. Each Board of Director’s members who is present, shall be entitled to cast one (1) vote and one (1) extra vote for another member of the Board of Directors that he represents.

The resolutions of the Board of Directors meeting shall be passed in deliberation for a consensus. Failing this mode of settlement, the resolution shall be passed by voting based on the majority affirmative votes of the number of votes cast in the meeting.

Scope and Responsibility of the Board of Directors
1.	President Director

Scope and responsibility: Leads and manages the company to be in line with company’s goals and objectives and always seeks ways to improve the company’s efficiency and effectiveness. He is also responsible for managing the company’s assets. He has the responsibility on management and on ownership matters including agreements with third parties.

2.	Finance Director

Scope and responsibility: Focused in implementing the management function of the corporation in the directorate of finance. He is also responsible for carrying out a central financial role including managing the operational finance in all business units through the Finance Center and assuring control in all investments in its subsidiary companies.

3.	Director of Human Capital and General Affairs

Scope and responsibility: Focused in implementing the management function of the corporation in the directorate of human capital and general affairs. He is also responsible for carrying out a central role in managing human resources in operations in all business units through the Human Resources Center and assuring control in other units of Corporate Services, Support Services and Enterprise Service that includes: Human Resources Center (“HR Center”), Training Center (“TTC”), Management Consultant Center (“MCC”), Community Development Center (“CDC”), pension funds and institutions.

4.	Director of Network and Solution

Scope and Responsibility: Focused in implementing the management function of operational business, as a unit, to carry out infrastructure management and services in the area of network and solutions. He is also responsible for managing other business units to include: Division Long Distance, Multimedia Division, Division Fixed Wireless Network and support services such as Research & Development (“R&D”) Center, Maintenance Service Center (MSC), and TELKOM Construction Center (“TCC”).

5.	Director of Consumer

Scope and responsibility: Focused in carrying out the management function of providing delivery channels and customer service for the consumer business. He is also responsible to focus on the management function of the delivery channel and customer segments for retail as well as consumers.

6.	Director of Enterprise and Wholesale

Scope and responsibility: Focused in implementing the management function of the corporation in the area of delivery channels and customer service for the directorate of enterprise and wholesale. He is responsible for carrying out the delivery channel and customer service for Corporate and Wholesale business including other units such as in the Enterprise Service Division (ESC) and Carrier and Interconnection Services Division (“CISC”).

7.	Director of Information Technology and Supply

Scope and responsibility: Focused in implementing the management function in the activities of the company’s information technology and supply management in the directorate of information technology and supply. He is also responsible for managing the Information Service Center and Supply Center.

8.	Director of Compliance and Risk Management

Scope and responsibility: Focused in implementing the management function in the activities of compliance, legal and risk management in the directorate of compliance and risk management. He is responsible for focusing on managing the company’s compliance, legal and risk management.
TELKOM’s BoD altogether, is responsible for the entire operations of the company, including to create internal control structure as well as to ensure the implementation of internal audit function in each of the management’s decision and take an action based on internal audit’s findings in accordance to the BoC policy and guidance. In doing so, TELKOM’s BoD is assisted by the Executive Committee.

BoD Charter

The Charter states the duties of Directors and the means by which the Board operates. The BoD Charter determines:
•	Appointment or act to rights in representation of the Directors and the Company;

•	Mechanism or decision making forum/approval

•	Criteria of absence and temporary replacement executive of a Director; and

•	Directors’ conflict of interest on related transactions.
E	Board of Directors’ Committees

Committees are formed by Directors and are required to determine or approve policies comprising initiatives. The Directors have formed 9 committees. The authority of an Executive Committee member is attached to the position (ex officio) and cannot be delegated.

Committees

Committees	Head	Deputy	Secretary	Members	Responsibility
1. Ethics and Human Resources	President Director (CEO)	Director of Human Capital and General Affairs	Related VP at Directorate Human Capital & General Affair.	Director of Compliance & Risk Management, Director of Finance, related Directors, Senior General Manager Human Resource Center	To implement GCG, company ethics, employee control and other policies, such as ethical, HR and organization.
2.Costing, Tariff, Pricing & Marketing.	Director of Network & Solution	Director of Finance	VP Tariff	Director of Consumer; Director of Enterprise & Wholesale , VP Enterprise, VP Wholesale, VP Marketing & Customer Care, VP Public & Marketing Communication, EGM Infratel Division (optional, depend on topics), EGM Multimedia Division (optional, depend on topics), EGM FWN Division (optional, depend on language) and SGM IS Center (optional, depend on language)	Changes in costing method policy, changes/removal of tariff policy and/or changes in tariff approximation method, pricing agreement (less or the same as cost), marketing program synergy, marketing budget flexibility and consumption, untidy business cases as well as new business models that need approval from across departments
3. Corporate Social Responsibility (CSR)	President Director (CEO)	Director of Human Capital & General Affairs	SGM Community Development Center	Director of Finance, Head of Corporate Communications, Head of Corporate Affairs, VP Industrial Relation, VP Public & Marketing Communication	Approval on CSR programs as evidence of TELKOM’s commitment to support the improvement in people’s quality of life
4. Regulation	President Director (CEO)	Director of Compliance and Risk Management	VP Regulatory Management	Director of Network and Solution, Director of Enterprise & Wholesale, Director of Consumer, EVP Strategic Investment & Corporate Planning, VP Legal & Compliance, SGM Research & Development Center	Setting corporate position on ICT (Information & Communication Technology) regulation in the form of TELKOM’s answer and recommendations to the Government in respond to new regulations as well as suggestions on existing regulations
5.Disclosure	Director of Finance	Director of Compliance & Risk Management	VP Investor Relations / Corporate Secretary and VP Financial Accounting (for Disclosure of information) VP Corporate Office and Shared Service Audit (for Disclosure of ICFR)	Head of Corporate Communications, Head Of Internal Audit, Head of Corporate Affairs, VP Business Effectiveness, VP Management Accounting, VP Treasury and Tax Management, VP System Risk Management, VP Process Risk Management, VP Legal Compliance, VP Sales, VP Infrastructure, VP Business Development, VP Product Marketing Communication, VP IT Policy, VP Financial & Logistic Policy, VP Regulatory Management, VP Asset Management and VP Supply Planning.	1.	To make sure full disclosure of information to investors regarding TELKOM (on time, accurate, truthful and in compliance with stock market’s rules and regulations)
					2.	To provide disclosure on company’s reporting of ICFR.

Committees	Head	Deputy	Secretary	Members	Responsibility
					3. 4.	To establish design & revelation of Disclosure Control Procedure (DCP) evaluation To provide AGM material.
6.Subsidiaries Management	President Director (CEO)	Director of Finance	VP Subsidiary Performance	Director of Human Capital and General Affairs, Director of Compliance & Risk Management, EVP SICP, VP Legal & Compliance	1.	To do fit & proper test on candidates for BoD or BoC of subsidiaries, from either within or outside TELKOM.
					2.	To be endorsed by TELKOM and submitted to subsidiary’s AGM, in regards to:
						i)	amendment/approval of subsidiary’s AGM agenda
						ii)	decisions on subsidiary’s AGM
						iii)	utilization of subsidiary’s net profit including compensation for subsidiary’s BoD and BoC members
						iv)	evaluation on recommendation (along with Strategic Investment & Corporate Planning unit) for merger & acquisition
						v)	assessment and recommendation on subsidiary’s funding requirements

7.Products, Infrastructure and Investment	President Director (CEO)	Director of Finance	VP Management Accounting	Director of Network and Solution, Director of Consumer, Director of Enterprise & Wholesale, Director of IT & Supply, Director of Compliance & Risk Management, VP Infrastructure & VP Network Operation, VP Access, VP Product Management, VP Wholesale, VP Business Development, VP IT Policy, VP Supply Planning & Control, VP Process Risk	1.	Develop new product
					2.	Withdraw the existing products
					3.	Approve derivative products and gimmicks that use up significant capital expenditures
					4.	Oversee integrated infrastructure
					5.	Perform technology’s post audit compliance
					6.	Develop instant equipment
					7.	Approve investment programs

Committees	Head	Deputy	Secretary	Members	Responsibility
Management, VP Legal & Compliance, VP Corporate Strategic Plan, VP Strategic Business Development
8. Treasury & Finance	President Director (CEO)	Director of Finance	VP Treasury & Tax Management	Direktur Compliance & Risk Management, VP Financial & Logistic Policy, VP Financial Accounting, VP System Risk Management	Approve treasury transactions and other financial transaction, as well as make monetary policies, such as logistics, accounting and Capital Expenditure (Capex) and Operating Expenditure (Opex)
9.Risk	President Director (CEO)	Director of Compliance & Risk Management	VP Process Risk Management	Director of Finance, VP Internal Auditor, VP System Risk Management, VP Legal & Compliance, VP Business Effectiveness	Establishing:
					1.	Risk acceptance criteria, risk register (risk inclination and response) for TELKOM & its Business Units
					2.	Policy and procedure on TELKOM’s risk management
					3.	Ineffective business process elimination, strengthen internal control and risk mitigation
					4.	To approve the conclusion on certain transactions that has significant risks to the company, such as finalization of PPLT and various side issues.
Rights and responsibilities of the Executive Committee
The Executive Committees secure rights and responsibilities as follows:
—	Deciding transactional agreement authority or business initiatives to accelerate decision-making process in line with GCG and prudent principles.

—	Developing strategy, directions and policies related to business and risk management.
Decision Making
—	Decision making is done through Executive Committee meetings.

—	Decision making led by the Head of Committee or, in his absence, the deputy head of committee.

—	A quorum is required to be able to do business.

—	Decisions must be signed by the committee Head and the Secretary.
Executive Committee Meetings during 2008:

Executive Committees	Number of Meetings	Number of Participants
Ethics and Human Resources	3 (January 23, March 28 and June 9, 2008)	Director of Human Capital and General Affair (3); Director of Compliance & Risk Management (1); Director of Finance (2)
Products, Infrastructure and Investment	7 (January 29, February 5, April 8, August 8, September 9, November 18 and December 11, 2008)	President Director (6); Director of Finance (7); Director of Compliance & Risk Management (7); Director of Network and Solutions (7); Director of Enterprise and Wholesale (6); Director of IT & Supply (5); Director of Consumer (4)
Regulation	2 (March 10 and April 17 2008)	President Director (1); Director of Enterprise and Wholesale (1); Director of Compliance and Risk Management (3)
Risk	2 (February 19 and April 8, 2008)	President Director (2); Director of Compliance & Risk Management (2); Director of Finance (2)
Costing, Tariff, Pricing & Marketing	6 (February 27, April 30, July 2 & 18,	Director of Network and Solutions (6); Director

Executive Committees	Number of Meetings	Number of Participants
	September 3 and December 1, 2008)	of Finance (3); Director of Consumer (4); Director of Enterprise and Wholesale (1)
Disclosure	14 (February 8, March 11 & 14, April 1, 25 & 27, May 19, June 26, July 24 & 26, August 4, September 11, October 31 and December 17, 2008)	Director of Compliance and Risk Management (13); Director of Finance (14); Director of IT & Supply (2)
Treasury & Finance	6 (November 7, January 3, April 14, June 10 & 26 and December 19, 2008)	Director of Finance (6); Director of Compliance & Risk Management (6); President Director (3)
Subsidiaries Management	25 (January 17 & 22, April 1, May 30, June 17,20,27 & 30, July 11,23,24 & 31, August 4, August 4,5,8 &12, August 12, September 9 & 26, September 26, October 17 & 29, November 11 & 30, 2008)	President Director (25); Director of Finance (25); Director of Human Capital & General Affairs (25); Director of Compliance & Risk Management (25)
Corporate Social Responsibility	1 (October 22, 2008)	President Director (1); Director of Finance (1); Director of Human Capital & General Affairs (1)
F	Directors Support Unit

Corporate Affair Department

The Corporate Affair Department is led by the Head of Corporate Affair, under the President Director. The Unit is responsible for managing BoD administration, business performance management and synergy management.

Corporate Communication Department

The Corporate Communication Department is led by the Head of Corporate Communication, under the President Director. The Unit is responsible for manage shareholder relation, board & shared/securities management, corporate communication & image management and community relation management.

Investor Relations & Corporate Secretary Unit

Led by the Vice President, under the Director of Finance, the Investor Relations and Corporate Secretary Unit (“IRCS”) is responsible for relations between us and its Shareholders and the stakeholders. IRCS also supports management by providing reliable and accurate information on various matters related to compliance and good corporate governance. The VP of IRCS is a liaison officer between the company and external parties, including shareholders/investors. The VP also assists with the BoD’s affair. Some of the VP’s main functions are to coordinate shareholder’s relations and investor development program, to improve the company’s information value, to provide regular reports in compliance with the stock market regulations and to give recommendations to the BoD regarding corporate actions. The current temporary VP is Heri Supriadi.

Strategic Investment & Corporate Planning Department

The Strategic Investment & Corporate Planning Department is report directly to the President Director. Comprising of several unit, the department is responsible for providing support and advice to Directors based on corporate business planning formulations, both long-term and short-term.

Internal Audit Department

The Internal Audit Department is part of our internal control structure having responsibilities for conducting audits and independently assessing our system reliability and effectiveness, the internal control mechanism, and supporting the management and operational units to reach their targets with focused roles: (i) SOA compliance, (ii) GCG implementation, and (iii) Implementation of Risk Based business process of auditing approach.

G	Board practices

Individual Directors are charged with specific responsibilities. If for any reasons whatsoever the position of a member of the Board of Directors is vacant, such vacancy shall be filled at the latest in the next General Meeting of Shareholders. In so far the position is vacant and his successor is still not available or has not held the position, another Director appointed based on decision of the Board of Directors Meeting shall perform the Director’s job with the same power and authority. If for any reasons whatsoever the Company does not have the Board of Directors or the positions of all members of the Board of Directors are vacant, the Board of Commissioners shall temporarily take the management action. Within no later than sixty (60) days upon such vacancy, the Company shall hold a General Meeting of Shareholders to fill the vacancy.

The BoD is required to obtain the written approval of the BoC for the following actions: (i) to buy and or sell other company’s shares through stock exchange exceeding a certain number stipulated in decision of the Board of Commissioners; (ii) to conduct equity participation or dispose of equity participation in other business entity not conducted through Stock Exchange and the amount exceeds that stipulated in the decision of the Board of Commissioners; (iii) to conduct establishment, merger, dissolution, acquisition, transfer, separation and dissolution of subsidiary; (iv) to transfer, exchange, sell or buy business segments; (v) to make license agreements and or management contracts; regarding the terms and conditions and the types of license agreement and / or management contract that need the approval of the Board of Commissioners shall be regulated further in decision of the Board of Commissioners. (vi) to conduct transfer of fixed assets and other assets owned by the Company of the amount exceeding a certain amount stipulated in decision of the Board of Commissioners; (vii) to write-off any bad debt and inventory of any non-productive goods, which value exceeds a certain amount stipulated in decision of the Board of Commissioners; (viii) to bind the Company as guarantor causing the finance to exceed a certain amount stipulated in decision of the Board of Commissioners; (ix) to receive or give medium / long-term loans and to receive short-term loans that are not operational by nature, exceeding a certain amount stipulated in the Company’s work program and budget ratified in the decision of the Board of Commissioners. In addition, any of the above transactions which involve 10% or more of the Company’s revenues or 20% or more of shareholders’ equity or such other amount as specified in Indonesian capital market regulations must be authorized by the shareholders at the general meeting of shareholders.

In the performance of its duties, the BoD must act in the interests of the Company. The Articles provide that members of the BoD are prohibited from assuming the following: (i) member of the Board of Directors in other State-Owned Enterprise, Regional-Owned Enterprise or private company or other position conducting the company’s management; (ii) member of the Board of Commissioners / Supervisory Board in a State-Owned Enterprise; (iii) other structural and functional position in the agency / institution of central or regional government; (iv) other position based on the provisions of the laws and regulations, member of the management of political party and / or prospective / member of legislative and or prospective regional head / regional deputy head; and or (v) other position that may cause conflict of interests directly or indirectly with the Company and / or conflicting with the laws and regulations.

In addition, the Articles prohibit a Director with conflicting interests to represent TELKOM in the issues causing such conflict of interest. In such cases, TELKOM shall be represented by another member of the BoD with the consent of the BoC. In the event that TELKOM faces a conflict of interest with all members of its BoD, TELKOM shall be represented by the BoC or a member of the BoC appointed by a Board of Commissioners meeting.

Each Director is appointed for a term commencing from the date of appointment by the general meeting of shareholders until five years after the date of appointment, except when ending on days off then the period will be the end of the next business day, without prejudice to the right of the general meeting of shareholders to discharge a Director at any time before his/her term of office expires.

None of the Directors or Commissioners has any substantial interest, direct or indirect, in any company carrying on a similar trade as TELKOM.

None of the Directors or Commissioners has service contracts with TELKOM or any of its subsidiaries providing for benefits upon termination of employment.

H	Commissioner and Directors Meeting

TELKOM has held a number of BoC meetings and BoD meetings throughout 2008.

BoC Meetings (16 meetings in 2008):

Commissioner	Appointment	Meetings Attended
Tanri Abeng	President Commissioner	16 of 16
P. Sartono	Independent Commissioner	16 of 16
Arif Arryman	Independent Commissioner	15 of 16
Anggito Abimanyu	Commissioner (up to August 20, 2008)	4 of 9
Mahmuddin Yasin	Commissioner	11 of 16
Bobby A.A. Nazief	Commissioner (since September 19, 2008)	6 of 6

BoD Meetings (51 meetings in 2008):

Director	Appointment	Meetings Attended
Rinaldi Firmansyah	President Director/CEO (since February 28, 2007)	46 of 51
Arief Yahya	Director of Enterprise and Wholesale (since June 2005)	45 of 51
Sudiro Asno	Director of Finance (since February 28, 2007)	46 of 51
Faisal Syam	Director of Human Capital and General Affair (since February 28, 2007)	50 of 51
Ermady Dahlan	Director of Network and Solution (since March 1, 2008)	42 of 51
I Nyoman G. Wiryanata	Director of Consumer (since March 1, 2008)	49 of 51
Prasetio	Director of Compliance and Risk Management (since February 28, 2007)	50 of 51
Indra Utoyo	Director of Information Technology and Supply (since February 28, 2007)	47 of 51
BoC and Directors meetings were held 20 times. Fourteen meetings were held prior to August 20, 2008, one meeting was held between August 20 to September 19, 2008, and five meetings were held between September 19 to December 31, 2008.

Name	Appointment	Meetings Attended
Tanri Abeng	President Commissioner	19 of 20
P. Sartono	Independent Commissioner	20 of 20
Arif Arryman	Independent Commissioner	19 of 20
Anggito Abimanyu	Commissioner*	10 of 14
Mahmuddin Yasin	Commissioner	18 of 20
Bobby A.A. Nazief	Commissioner**	5 of 5
Rinaldi Firmansyah	President Director/CEO	18 of 20
Arief Yahya	Director of Enterprise and Wholesale	19 of 20
Sudiro Asno	Director of Finance	19 of 20
Faisal Syam	Director of Human Capital and General Affair	19 of 20
Ermady Dahlan	Director of Consumer (up to February 29, 2008)	5 of 5
	Director of Network and Solution (since March 1, 2008)	12 of 15
I Nyoman G. Wiryanata	Director of Network and Solution (up to February 29, 2008)	5 of 5
	Director of Consumer (since March 1, 2008)	14 of 15
Prasetio	Director of Compliance and Risk Management	20 of 20
Indra Utoyo	Director of Information Technology and Supply	18 of 20

*	Up to August 20, 2008

**	Since September 19, 2008
I	Compensation

Each Commissioner is granted a monthly honorarium and certain other allowances. They are also entitled to receive an annual bonus based on Company’s business performance and achievement with the amounts of which are determined by the shareholders at the general meeting of shareholders. Each Commissioner also receives a lump-sum cash benefit paid at the end of their term. Each Director is also granted a monthly salary and certain other allowances (including a pension benefit). Each Director also receives an annual bonus based on the Company’s performance and achievement at certain amounts that are determined by the shareholders at the general meeting of the shareholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Directors which must be approved by the Commissioners before submission to the shareholders.

Determining the Remuneration Process for BoC
•	Honorarium Payment

The honorarium payments received by the BoC is determined by a formula similarly applied to determine the salary of the BoD. However, the amount uses the percentage benchmarked against the salary of the President Director as mentioned in the Circular Letter from the Secretary of the Ministry of State Owned Enterprises No. S — 326/SMBU/2002 dated May 3, 2002 approved by the AGMS. The honorarium payments to the member of the Board of Commissioners were approved by AGMS on June 29, 2007 as well as June 20, 2008.

•	Determining the Fringe Benefits and Facility

Fringe benefits and facility for members of the BoC were determined from an independent study that calculates fringe benefits and facility for members of the BoD. The result from the independent consultant study requested by the BoC was acted in accordance with the AGMS resolution dated May 9, 2004 as reported to the shareholders of the Dwiwarna Share for approval commencing January 1, 2003.

Determining the benefits and facilities for the BoC affective starting January 1, 2003 was reported at the AGMS on July 30, 2004. Based on the policy on honorarium the benefits and facilities for the BoC was also reported to the capital market authority.
Determining the Remuneration Process for BoD
•	Board of Directors Salary

The Nomination and Remuneration Committee compiles a salary formula for the BoD where subsequently it was discussed and approved in the BoD and BoC meeting. The result of the salary formula made by the Nomination and Remuneration Committee approved by the BoD and BoC is subsequently submitted to the AGMS for approval.

•	Benefits and Facilities

Based on the decision of the AGMS dated May 9, 2003, the AGMS gave the authority to the BoC to determine the benefits and facilities of the BoD based on an independent study by a consultant.
After the result of the independent study and as reviewed and agreed by the BoD and BoC, the BoC determined that the new formula became effective as per January 1, 2003.

The benefit and salary of the BoD determined by the BoC was reported to shareholders of the Dwiwarna Share and in the AGMS dated July 30, 2005. The benefits and facilities of the BoD were reported to the shareholder of the Dwiwarna Share and the AGMS dated July 30, 2004. The benefits and facilities for the BoD have been valid since fiscal year 2003 and will be proposed to remain valid for the fiscal year 2009.

According to applied rules, the salary, benefits and facility for member of BoD were reported to the capital market authorities and the Dwiwarna Share holder.

BoC Remuneration 2008 (in million Rupiah)

Commissioner	Honorarium	Bonus	Insurance	Other Benefits	Total
Tanri Abeng	900.0	1,765.2	—	796.8	3,462.0
Arif Arryman	810.0	1,588.7	—	743.1	3,141.8
P. Sartono	810.0	1,588.7	—	713.1	3,111.8
Mahmuddin Yasin	810.0	821.8	—	713.1	2,344.9
Bobby A.A. Nazief*)	202.5	—	—	304.1	506.6
Anggito Abimanyu**)	405.0	1,588.7	—	405.7	2,399.4
Gatot Trihargo	—	767.0	—	—	767.0

*)	Following the resolution of Extraordinary General Shareholders Meeting dated September 19, 2008, was appointed to replace Mr. Abimanyu as the Commissioner of TELKOM

**)	Effectively resigned from his post as Commissioner of TELKOM on August 19, 2008
BoD Remuneration 2008 (in million Rupiah)

Director	Salary	Bonus	Insurance	Other Benefits	Total
Rinaldi Firmansyah	1,800.0	3,591.4	342.9	1,795.5	7,529.6
Faisal Syam	1,620.0	2,739.2	308.6	1,591.2	6,259.0
Sudiro Asno	1,620.0	2,739.2	308.6	1,938.9	6,606.7
Ermady Dahlan	1,620.0	2,739.2	308.6	2,089.0	6,756.8
I Nyoman G. Wiryanata	1,620.0	2,739.2	308.6	1,513.6	6,181.4
Arief Yahya	1,620.0	3,287.0	308.6	2,282.4	7,498.0
Indra Utoyo	1,620.0	2,739.2	—	1,512.0	5,871.2
Prasetio	1,620.0	2,739.2	—	1,591.2	5,950.4
Arwin Rasyid	—	608.7	—	—	608.7
Garuda Sugardo	—	578.3	—	—	578.3
John Welly	—	547.8	—	—	547.8

Director	Salary	Bonus	Insurance	Other Benefits	Total
Guntur Siregar	—	547.8	—	—	547.8
Abdul Haris	—	547.8	—	—	547.8
J	Share Ownership

All the directors and commissioners individually beneficially own less than one percent of shares of the Company and their respective beneficial share ownership in the Company has not been disclosed to shareholders or otherwise made public. Among the Directors and Commissioners only two hold Company shares. As of the date of this Annual Report, Mr. Ermady Dahlan holds 17,604 Shares and Mr. Indra Utoyo holds 5,508 Shares.

K	Training Program for Competence Enhancement of Board of Commissioners and Directors

Competence Enhancement for Board of Commissioners

Member of Board	Program	Venue	Date
Arif Arryman	Workshop / IKAI Forum	Jakarta	April 30, 2008
	Conference SOX-404	Hong Kong, China	June 3-4, 2008
P. Sartono	Workshop / IKAI Forum	Jakarta	April 30, 2008
Competence Enhancement Program for Board of Directors

Member of Board	Program	Venue	Date
Rinaldi Firmansyah	Making Corporate Boards More Effective	USA	November 5-8, 2008
Prasetio	Corporate Governance: Effectiveness and Accountability in Boardroom	USA	December 1-5, 2008
	Compliance Week 2008 Conference	USA	June 1-7, 2008
Indra Utoyo	Finance for Executives	USA	October 19-24, 2008
Ermady Dahlan	Managing New Products and Service Strategic Competitive Advantages	USA	October 19-22, 2008
Faisal Syam	Internship at SINGTEL	Singapore	July 6-9, 2008
DISCLOSURE CONTROL AND PROCEDURE POLICY
The Policy on Disclosure Control and Procedure dated June 28, 2007 is a control and procedure designed and carried out to provide confidence that all financial and non-financial information disclosed in the company financial statement submitted to the stock exchange board, and to the majority shareholders, other shareholders, interested parties, and the general public, has been compiled, reviewed, recorded, processed, highlighted and submitted promptly and accurately, are accumulated and communicated to the company management and reliable with grace period determined in the stocks exchange regulation.
The Directors’ policies consists of, among others, Disclosure Control System, Arrangement Mechanism and Review Disclosure, Disclosure Committee, Evaluation on Control and Procedure Disclosure, Duties, Rights and Obligations related to Control and Procedure Disclosure.
Disclosure Control System
This is a system developed to provide for the timely review and proper dissemination of any critical information about the Company to the investors and the investment community.
Arrangement Mechanism and Review Disclosure
Mechanism using cascading as every side is involved in the arrangement process and cooperates to review disclosure collectively responsible to the certifying officer/approver to confirm that all information material has been disclosed by the Company to the shareholders, investors, public and stakeholders consistently, accurate, complete and comply to the external and internal company regulations and should provide clear and complete documentations showing effectiveness and efficiency as proof of arrangement process and review disclosure has been done.

Disclosure Committee
In the Disclosure Committee, membership is arranged comprising Coordinator, Deputy Coordinator, Head, Prime members, members, External members, Quality Assurance Reviewer, Reviewer on compliance and secretary. Also arranged are duties, obligations and rights and work procedures.
Evaluation on Control and Procedure Disclosure
Evaluation is done through phases by the Head of Sub Disclosure Committee involving related parties. Every arrangement process and review disclosure are done periodically.

TELKOM BUSINESS ETHICS
TELKOM’s Business Ethics comprise of a set of Working Ethics and Business Ethics which are designed to sustain the Company’s growth and transformation in the future.
The Company’s Working Ethics, known as The TELKOM Way (“TTW”) 135, emphasize several elements being part of every employee, consist of one basic assumption, three prime values, and five step behaviors. The single basic assumption is called ”Committed to you” (Committed 2 U). The three prime values cover: customer value, excellent service and competent people. Five step behaviors: to win the competition, by stretching our goals, simplifying, involving everyone, achieving quality in our work, and rewarding winners. The TTW 135 is expected to create effective cultural control on how to sense, how to see, how to think and how to behave, by all TELKOM employees.
The Company’s Business Ethics imposes rules that each employee must observe in maintaining a professional, honest, fair and consistent business practice with all of our stakeholders (customers, partners, shareholders, competitors and the public). It emphasizes TELKOM’s commitment to comply with applicable rules and regulations. As a state-owned enterprise and flagship of the information and communication business in Indonesia, TELKOM must maintain a transparent and constructive relationship with the Government as the regulator and majority shareholder of the Company. This is important to address properly conflicts of interest and, at the same time, protect the interest of minority shareholders.
To implement the Company’s Business Ethics, management continuously strives to enhance employees understanding of the importance having an ethical business practice through Patriot 135 Meeting that takes place every Wednesday for 30 minutes. Unit heads provide directions and monitor the implementation of Patriot 135 Meeting from the previous month. On the fifth day of every month, unit heads report monitoring results to the Human Capital and General Affairs Directorate.
In addition, the Company also adopts certain policies to mitigate the risk of unfair dealing and fraud, by issuing Policy on Prohibition of Gratification, Whistleblower, and Anti-Fraud Protection.
Policy on Prohibition of Grafitication
TELKOM has implemented a policy applicable to all employees, including the management, prohibiting the improper giving or receiving of money, goods, amenities or in any other form, including gifts to or from Government official, co-worker, business partner or other parties that can influence one’s position or job as a senior officer or an employee of TELKOM.
Regulation and Procedure on Whistleblower
In an attempt to implement GCG and company values as well as to comply with Section 404 of the Sarbanes Oxley Act (“SOA 404). TELKOM has employed reporting rules and procedures that include how to gather and deal with complaints.
The SOA 404 has revamped internal control over financial reporting by using the framework of COSO (Committee of Sponsoring Organization) that incorporates control on a transactional level and entity level. The Audit Committee as one of the internal control constituents is required to carry out whistleblower policy and procedure by recognizing, appraising and responding to complaints, especially the ones made by employees.
Anti-Fraud Policy
The Board of Directors are committed to thwart fraud from happening through an integrated management structure and effective internal controls starting from entity level and all the way up to transactional process. The management routinely performs a joint-effort with all business units to minimize the risk of fraud and constantly improves on-going policies and business process.
INFORMATION ON CORPORATE DISCLOSURE
TELKOM is aware that two of the principles of good corporate governance are accountability and transparency. Through our investor relations and marketing communications unit, we continually strive to ensure that information disseminated will be accurate, clear, timely and complete as possible to promote and maintain market integrity and stakeholders confidence.
Below is the list of information disclosed as of December 31, 2008:

Information Transparency Activities-
Investor Relations & Corporate	Number of
Secretary Unit	Activities	Date
Conference Call for Performance Report	3	Every three months
Analyst/Investor meeting	147	Three times a week on average
Public Expose	1	November 25-26, 2008
EGMS & AGMS	2	June 20, 2008 and September 19, 2008
Press Release	26	Two times a month on average
Investor Conference	3	March 3-4; May 26-27 and November 25-26, 2008
Road show	6	June 5-6, July 5-11, July 12-19, August 11-15, September 24-25 and November 13-14, 2008
Announcement:
a. AGMS	6	January, February, March, May, June, July 2008
b. Financial Report	3	May 23, July 31 and October 31, 2008
c. Dividend Interim	—
d. Information Transparency	—

Information Transparency Activities-	Number of
Marketing Communication Unit	Activities	Date
Press Release	83	January - December, 2008 7 (seven) Press Releases a month on average.
Press Conference	32	January - December, 2008 3 (three) Press Conferences a month on Average
TELKOM corporate disclosures can be accessed through the Company’s website at:
http://www.telkom-indonesia.com
Auditor Independence
The financial statements for fiscal year 2008 were audited by KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers global network (“PwC”). The appointment of the independent auditors for fiscal year 2008 was carried out in accordance with the appropriate procedures by taking into account both the independence and qualification of the independent auditors.
The following table summarizes the aggregate fees billed to us by PwC in 2006, 2007 and 2008, respectively:

	Years Ended
	December 31,
	2006	2007		2008
	(in Rp.million)

Audit Fees	55,558.0	53,500.0	*	51,000.0	*
Audit-Related Fees	—	—		—
Tax Fees	—	—		—
All Other Fees	—	275.6	**	—

*	the fees exclude applicable Value Added Tax of 10%.

**	the fees paid for Auditing Standard 105 (AS 5) training conducted by PwC and excluded Value Added Tax of 10%.
Audit fees in the above table are the aggregate fees billed by PwC in 2006, 2007 and 2008, in each case in connection with the audits of our annual consolidated financial statements.

COMPLIANCE AND RISK MANAGEMENT
As a company that has a strong commitment to carrying out good corporate governance, TELKOM applies risk management in all business units. To ensure that risk management is implemented effectively, the Directorate of Compliance and Risk Management (CRM) has established a vision: “Making risk management part of our business process and operations” and a mission: “Being a partner for TELKOM’s business and operational units”.
This vision and mission are articulated in the risk management roadmap for the period 2008, as follows:
•	2008: making risk management and compliance an essential part of each business process.

•	2009: ensuring the implementation of risk management and compliance.

•	2010: making risk management and compliance a corporate culture.

•	2011: ensuring that risk management and compliance are working effectively.

•	2012: becoming a role model for risk management and compliance for the telecommunications industry or for state-owned enterprises.
In general, risk management has been applied as part of the operational activities of TELKOM’s employees. In actuality, risk management is intended to maintain the balance between business target achievement and managing business risks while upholding the most stringent prudential principles.
In order to achieve this vision and mission, TELKOM has developed four key initiatives:
•	to assist policy enhancement through evaluating, improving and enhancing internal policies in support of risk management;

•	to enhance the understanding of effective business processes by simplifying or eliminating ineffective business processes;

•	to undertake risk assessment and mitigation control that covers strategic initiatives, RKAP and self-assessment of risk management in all units. Moreover, risk assessment and fraud risk assessment of ICFR is done through the SOA business process.

•	to strengthen internal controls over all corporate operations that are for the purpose of asset protection, provide sufficient and accurate information, and ensure that business processes are effective and efficient and in compliance with the regulations.
In 2008, TELKOM took a number of measures to improve its policies and business process effectiveness, including, among others:
•	continuing the restructuring of policies and decision-making processes by reinforcing the functions of initiator, reviewer and approver (6-eyes principle);

•	improving the documentation management policy, compiling standards for commercial contracts, and a number of policies on legal compliance and legal aid;

•	facilitating the improvement of the Business Continuity Plan (“BCP”);

•	improving the security and safety management policy;

•	reviewing the revenue assurance and anti-fraud management policy and business process;

•	Taking remedial action on the SOA business process and internal business processes in accordance with the changes in the organization and corporate policies in respect of increasing business effectiveness.
During 2008, TELKOM also implemented risk assessment and a number of mitigation control measures through:
•	formulating guidelines and performing risk assessment and fraud risk assessment;

•	establishing a Risk Reviewer unit to perform risk assessment in strategic decision making;

•	evaluating the results of risk assessment to construct TELKOM’s risk profile;

•	periodically monitoring risk developments through the risk management reporting system and considering their impact on the company’s annual budget (sensitivity analysis/stress test).

TELKOM also took a number of measures to implement and maintain internal control, including:
•	improving the design of the business process and policy of internal control;

•	undertaking regular monitoring through the Integrated Audit team to reduce the level of inadequacies and material weaknesses in ICFR;

•	implementing a security & safety management program to protect both physical and non-physical assets;

•	exercising supervision over internal controls over subsidiaries through the SOA audit; and

•	reinforcing improvements in discipline with regard to the processes and policies applied by the Company.
To support these five initiatives, TELKOM took the following measures:
•	Carried out internal consolidation, which included elements of enterprise risk management within the TELKOM Group and a reorganization of the risk management function;

•	Undertook training and development of employees, including risk management training in which a number of employees were certified as professional risk managers, training on legal compliance, training on revenue assurance management, training on security & safety management, training on fraud risk management and aptitude improvement for ICFR staff;

•	developed an information system to support corporate risk management in accordance with the COSO framework, revenue assurance management, security & safety management and legal compliance; and
The results of a survey by senior leaders, walkthrough by the auditors and operational review indicated an improvement in the effectiveness of risk management in the TELKOM Group. In short, all of the efforts during 2008 yielded the expected results.

REPORT OF AUDIT COMMITTEE
The Audit Committee (“Committee”) of PT Telekomunikasi Indonesia Tbk and Subsidiaries (“Company”) is responsible for overseeing the Company’s financial reporting processes, as well as monitoring and evaluating the independency of independent auditors and the effectiveness of internal controls on behalf of the Board of Commissioners of the Company. The Company’s management has the primary responsibility for the consolidated financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting.
In 2008, there was a change in the composition of the membership of the Audit Committee: Mr. Bobby A.A. Nazief, a Commissioner, joined the Committee since September 19, 2008.The current structure and composition of the Audit Committee is as follows:

Chairman/Member	:	Arif Arryman
Secretary/Member	:	Salam
Members	:	P. Sartono
Bobby A.A. Nazief
M. Ghazali Latief
Sahat Pardede
Jarot Kristiono
The Audit Committee Charter is regularly evaluated and amended to ensure compliance with Bapepam-LK and SEC requirements and other relevant regulations. The Audit Committee Charter was most recently amended by Commissioner Decision No. 20 KEP/DK/2006 on September 11, 2006. During 2007, updates were not required, due to the fact that there were no changes in capital market regulations, requiring adjustments to duties and responsibilities of Audit Committee. Our Board of Commissioners has determined that Mr. Sahat Pardede, a certified public accountant, is an audit committee financial expert.
Arif Arryman and P. Sartono are Independent Commissioners.
Audit Committee members are collectively responsible for the Committee’s effectiveness. This allows each member to be able to focus his attention on his particular duties, as well as ensuring that the mandate of the Committee is fulfilled.
The duties carried by each Committee member are as follows:
Arif Arryman, Chairman/Member
The profile of Arif Arryman is presented on page 172.
Mr. Arryman is the chair of the Audit Committee meetings and is responsible for the direction, coordination, and monitoring of the execution of duties of each Committee member.
Salam, Secretary/Member
Mr. Salam is a registered Public Accountant and has experience in auditing, accountancy, and finance. From 1974 to 1989, he was an employee of Badan Pengawasan Keuangan dan Pembangunan (Financial and Development Supervisory Board), AVP Business Development Division of PT Rajawali Wirabhakti Utama, Head of Corporate Control Unit PT Pabrik Rokok Cap Bentoel and Finance Director of PT Telekomindo Primakarya. He holds a degree in accounting from the Institut Ilmu Keuangan in Jakarta.
Mr. Salam’s duty is to facilitate the execution of duties by Committee members, manage correspondence, prepare documents, report on charter updates and committee work and coordinate the process of independent auditor selection.
P. Sartono, Member
The profile of P. Sartono is presented on page 172.
Mr. Sartono is in charge of supervising and monitoring the Company’s corporate governance and keeping current with capital market regulations and other laws relating to corporate operations.
Bobby AA Nazief, Member
The profile of Bobby is presented on page 172.
Mr. Bobby is in charge of supervising and monitoring the Company’s information technology.

M. Ghazali Latief, Member
Mr. Latief is a registered public accountant and a Partner of Kantor Akuntan Publik Ghazali, Sahat dan Rekan, he has a wide range of experience in auditing. Previously, he was Director of Financial and Development Supervisory Board and a member of Financial Control Board. He holds a degree in accounting from Institute Ilmu Keuangan in Jakarta and a MSc. Degree in Management from the Management Education Institute ADL in Cambridge, Massachusetts.
Mr. Latief’s primary duty is to supervise and monitor policy effectiveness and the risk management program conducted by the Directors, including monitoring for and identifying possible instances of fraud with the potential of loss to the Company and acting to minimize such risks.
Sahat Pardede, Member
Mr. Pardede is a registered Public Accountant and Managing Partner of Kantor Akuntan Publik Ghazali, Sahat dan Rekan. He has extensive experience and expertise in auditing and possesses a broad knowledge of financial accounting and internal control as established in SOA Section 404. From 1981 to 2000, he was employed at the Finance and Development Supervisory Board. He is a graduate in accounting from Sekolah Tinggi Akuntansi Negara (STAN) in Jakarta and holds a Masters Degree in Business Administration from Saint Mary’s University in Halifax, Canada.
Mr. Pardede’s primary duty is to supervise and monitor the integrated audit process and consolidated financial reporting, including the implementation of financial accounting standards and the effectiveness of ICFR.
Jarot Kristono, Member
Prior to joining as a TELKOM Audit Committee member, he was Head of Internal Control Unit of PT Koneba Persero, a state enterprise in energy, an AVP Internal Control of Indonesian Bank Restructuring Agency (BPPN) and an AVP Internal Control in Panin Bank Jakarta. He is a graduate of civil technical engineering from Bandung Institute of Technology and holds a Masters Degree in Accounting Management from University of Indonesia in Jakarta.
Mr. Kristiono is responsible for conducting supervision and monitoring over the effectiveness of internal controls, including supervision and report handling.
All of the members of the Audit Committee are independent external members as defined by the Rule 10A-3 under the Exchange Act requires a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. Under Rule 10A-3 (c) (3), however, foreign private issuers are exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors and has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. The Company avails itself of this exemption as set forth in its Section 303A Annual Written Affirmation that it submits to the NYSE. However, unlike the requirements set forth in the NYSE listing standards, the committee does not have direct responsibility for the appointment, compensation and retention of our external auditor. The committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval.
During 2008, the Audit Committee met 26 times. These meetings were held in accordance with the provisions of the Audit Committee Charter and in such a manner so as to facilitate the carrying out of the duties and responsibilities for each member and for the Audit Committee. Frequency of meetings and absenteeism level are described as follows:

	Number of
Name	Meeting	Attendance	% of Attendance
Arif Arryman	26	23	88%
Salam	26	26	100%
P. Sartono	26	21	81%
Bobby A.A. Nazief *)	8	5	63%
M. Ghazali Latief	26	22	85%
Sahat Pardede	26	24	92%
Jarot Kristiono	26	26	100%

*)	Mr. Nazief joined the Committee since September 19, 2008
The duties of this Committee include oversight of the financial reporting process for the Company discharged through periodic meetings with the Company’s independent accountants, internal auditors and management of the Company to review accounting, auditing, internal controls and financial reporting matters. The Committee has certain other duties, which include the recommendation of the appointment of Company’s independent accounting firm, (KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers global network — “PwC”), pre-approval of both audit and non-audit work in advance of PwC’s commencing such work and other obligations as imposed by SOA. The committee can engage an independent counsel to assist in carrying out its functions. In addition, the Committee is also assigned to receive and handle complaints and other duties provided by the Commissioner.
In fulfilling its oversight responsibilities, the Committee reviewed and discussed the audited consolidated financial statements and the related schedules in the Annual Report (Form 20-F) with the Company’s management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the consolidated financial statements. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.
The Committee has established whistleblower procedures regarding accounting, internal controls, and auditing matters, including procedures for employee confidential, anonymous submission of concerns regarding questionable accounting or auditing matters. In regard to enterprise risk management, the Committee is also monitoring and overseeing fraud and financial reporting risks that would have a material effect on financial statements.
The Committee reviewed with the independent registered public accounting firm (KAP Haryanto Sahari & Rekan, the member firm of PricewaterhouseCoopers global network — “PwC”), which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements and related schedules with Indonesia generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Committee by Statement on Auditing Standards, Communication with Audit Committees, other standards of the Public Company Accounting Oversight Board (United States), rules of the Bapepam—LK and Securities and Exchange Commission, and other applicable regulations. In addition, the Committee has discussed with PwC the firm’s independence from Company management and the Company, including the matters in the letter from the firm required by PCAOB rule 3526, communications with Audit committees concerning Independence (superceding the Independence board Standard No. 1, Independence discussions with Audit Committees) and considered the compatibility of non-audit services with the independent registered public accounting firm’s independence. The Committee has obtained a letter from PwC that provides the disclosures required by PCAOB rule 3526 with respect to any relationship between

PwC and the Company that in their professional judgment may reasonably be thought to bear on independence. PwC has discussed its independence with us, and has confirmed in its letter to us that, in its professional judgment, it is independent to the Company.
The Committee also reviewed management’s report on its assessment of the effectiveness of the Company’s internal control over financial reporting and the PwC’s report on the effectiveness of the Company’s internal control over financial reporting. The Committee discussed with management and the PwC significant deficiencies identified during the course of the assessment and the audit and management’s plan to remediate those control deficiencies.
The Committee discussed with the Company’s internal auditors and PwC the overall scope and plans for their respective audits. The Committee meets with the internal auditors and PwC, with and without management present, to discuss the results of their examinations; their evaluations of the Company’s internal control including internal control over financial reporting; and the overall quality of the Company’s financial reporting. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Commissioners, and the Board has approved, that the audited consolidated financial statements and related schedules and management’s assessment of the effectiveness of the Company’s internal control over financial reporting be included and or incorporated by reference in the Annual Report on Form 20-F for the year ended December 31, 2008 filed by the Company with the Bapepam-LK and Securities and Exchange Commission. The Committee and the Board also have recommended, subject to shareholder approval, the selection of the Company’s independent registered public accounting firm.
Jakarta, May, 2009
Arif Arryman
Chairman of Audit Committee

REPORT OF THE NOMINATION AND REMUNERATION COMMITTEE
Framework On The Formation Of Nomination And Remuneration Committee
The Nomination and Remuneration Committee was formed based on the Board of Commissioner’s decree No. 003/KEP/DK/2005 dated April 21, 2005 regarding the Formation of Nomination and Remuneration Committee of PT Telekomunikasi Indonesia Tbk. According to the decree, the duties of the Nominations and Remuneration Committee are to:
•	Arrange nomination and selection system for strategic positions within the Company, referring to good corporate governance principles, i.e. transparency, accountability, responsibility, fairness, and independency;

•	Assist the Board of Commissioners who are engaged with the Directors in selecting candidates for strategic positions in the company, i.e. one level under Directors and the position of Directors and Commissioners within a consolidated subsidiary that contributes a consolidated revenue of 30% for the Company i.e. PT Telkomsel. Exclusively for Telkomsel, the Committee’s recommendation would then be passed on to shareholders of the Series A Dwiwarna Shares; and

•	Arrange remuneration system of company’s Directors based on fairness and performance.
Nomination and Remuneration Committee Membership
As of the date of this report, Nomination and Remuneration Committee membership structure is governed in the Board of Commissioner’s decree No. 14/KEP/DK/2007 dated August 2, 2007 regarding Membership Changes of Nomination and Remuneration Committee of PT Telekomunikasi Indonesia Tbk., with the composition of membership as follows:

Chairman/Member	:	Tanri Abeng (President Commissioner)
Secretary/Member	:	P. Sartono (Independent Commissioner)
Member	:	Mahmuddin Yasin (Commissioner)
Activity Description of Nomination and Remuneration Committee in 2008

a	Field of Nomination
In carrying out its duties in 2008, the Committee refers to the agreement by the Commissioners and Directors in 2005, as written in the Board of Commissioner’s decree No. 004/KEP/DK/2005 dated July 12, 2005 regarding appointment of strategic position in the company, i.e.:
•	To fill a position one level under Directors in the Company and Directors of Subsidiaries, Directors should consult with the Board of Commissioners;

•	In line with the Articles of Association of the Company, to fill the position of Directors and Commissioners within a consolidated subsidiary, that contributes a consolidated revenue of 30% for the Company i.e. PT Telkomsel, TELKOM Directors should obtain agreement from the BoC. Before the written agreement is determined, TELKOM Commissioners representing shareholders of Series A Dwiwarna Share are obliged to consult with the shareholders of Series A Dwiwarna Share, one month in advance.
Related to the above matter, during 2008, the Committee has provided input to TELKOM Directors regarding nominations for several strategic positions, including Executive General Manager of Regional Division II, III, V, VI and VII, and Multimedia Division.

b	Field of Remuneration
In 2008, the Committee has decided the annual bonus formula for the Board of Commissioners and Directors. Furthermore, the Committee has also decided the provision scheme of compensation of post employment to Directors and the Board of Commissioners, according to the mandate of General

Meeting of Shareholders dated June 29, 2007. Both decisions regarding the matters have been reported in the General Meeting of Shareholders dated June 20, 2008.

Apart from deciding the post employment composition scheme, the Nomination and Remuneration Committee has challenged the management to provide measurable key performance indicator for cultural transformation to be included in the Director’s management contract (KM) for 2009.
Jakarta, May, 2009
Tanri Abeng
Chairman of Nomination and Remuneration Committee

REPORT OF THE COMMITTEE FOR PLANNING AND RISK ASSESSMENT
Framework on Formation Determination of KPPR
Planning and Risk Assessment Committee (Komite Pengkajian Perencanaan dan Risiko, KPPR) was established on July 16, 2003 with the decree of TELKOM’s Board of Commissioners No. 08/KEP/DK/2006 regarding membership of KPPR of TELKOM. KPPR is the continuation of the Review and Planning Committee that was established on August 1, 2003. The committee provides comprehensive reviews and necessary inputs in order to fulfill its objective to assist the Board of Commissioners in reviewing and monitoring the process of corporate plans’ execution, budget disbursement for capital expenditure, and the implementation of enterprise risk management within the Corporation.
Based on the KPPR Charter stipulated through the Board of Commissioner’s decree No. 06/KEP/DK/2006 dated May 19, 2006, which is then amended through decree No. 07/KEP/DK/2007 dated 25 April 2007, KPPR is obliged to:
•	Deliver evaluation report on Long-Term Corporate Planning or Corporate Strategic Scenario (“CSS”) and Annual Business Budget Plan (Rencana Kerja Anggaran Perusahaan or “RKAP”) proposed by the Directors according to schedule determined by the Board of Commissioners;

•	Deliver evaluation reports to the Board of Commissioners regarding CSS and RKAP execution and implementation of enterprise risk management in the Corporation;

•	Provide recommendation to assist the Board of Commissioners in approving CSS and RKAP; and

•	Provide recommendation regarding risk management steps that should be done by the Corporation;

•	Uphold corporate confidentiality according to applied stipulations.
Membership of KPPR
According to the Board of Commissioner’s decree No. 13/KEP/DK/2008 dated September 19, 2008 regarding changes on membership structure of TELKOM’s KPPR, the KPPR membership structure is as follows:

Chairman/Member	:	Mahmuddin Yasin (Commissioner)
Deputy Chairman/Member	:	Bobby A.A. Nazief (Commissioner)
Secretary/Member	:	Ario Guntoro
Member	:	Arif Arryman (Independent Commissioner)
P. Sartono (Independent Commissioner)
Adam Wirahadi
Rama Kumala Sari
Widuri M. Kusumawati
The former chairman, Mr. Anggito Abimanyu, effectively resigned from his post as Commissioner of TELKOM on August 20, 2008. Following the resolution of Extraordinary General Shareholders Meeting (Rapat Umum Pemegang Saham Luar Biasa) dated September 19, 2008, Mr. Bobby A.A Nazief was appointed to replace Mr. Abimanyu as the Commissioner of TELKOM. Consequently, the Board of Commissioners of TELKOM on September 19, 2008 has appointed Mr. Mahmuddin Yasin as the Chairman of KPPR and Mr. Bobby A.A. Nazief as the Deputy Chairman of KPPR. All KPPR members have fulfilled independency and competency requirements as stipulated in the KPPR Charter ratified by the Board of Commissioner through decree No. 06/KEP/DK/2006 dated May 19, 2006.
Summary of KPPR Activity in 2008

a)	Corporate Strategic Scenario (“CSS”)
CSS 2009-2013 refers to developing Corporate Annual Message (“CAM”)

2009 and RKAP 2009. During the preparation process of 2009-2013 edition in 2008, KPPR and the Management Team have conducted a series of meetings. Core issues discussed in the meeting includes: (1) Analysis methodology; (2) Macro and micro assumptions; (3) Internal Corporate Condition Evaluation; (4) Corporate Strategies and Initiatives; (5) Business Direction, and (5) Financial Projection. In preparing CSS 2009-2013, corporate level strategy was using 10 strategic initiatives however the development was using business level strategy. The team has explored options in updating macro assumption, reviewing CSS 2008-2012 programs, and improvement in CSS structure by introducing gap analysis as well as corporate strategies & business direction gap analysis.
Preparation of CSS 2009-2013 also took into account external aspects such as higher level of competition among operators, lower global growth, and regulation that leans in favor toward newcomers. Internal aspects considered were unsolved operational problems such as Capex deployment, optimalization of legacy network, and organization structure. Another important issue considered was the challenge to achieve the market capitalization target in 2010.
In the level implementation, KPPR also perform evaluation and monitoring on the corporate transformation program, through several reports and meetings with Project Management Office (“PMO”).

b)	Annual Business Budget Plan (“RKAP”)
To implement RKAP 2008, Board of Commissioners has specifically requested Directors to implement a series of important steps, including:
•	Introducing breakthrough programs to arrest the decline in wireline revenues and aggressively attempting to improve revenues from the key products such as Flexi and Speedy;

•	Acceleration in programs implementation to drive the growth from non-organic line of business to increase the enterprise value and in decision making with regards to acquisitions of companies already listed in the target list;

•	Ensure smooth transition toward Next Generation Network (“NGN”) through methodological transition while prioritizing the fulfillment of market demand; and

•	Acceleration in deployment of equipments such as BTS and DSLAM.
KPPR and Board of Commissioners have also conducted a series of meetings to discuss Capex proposals worth more than Rp100 billion for the 2009 budget and to provide advice on preparation of RKAP 2009.

In addition, KPPR also perform monitoring on Capex implementation worth more than Rp100 billion, subsidiaries performance and the implementation of un-organic initiatives.

c)	Monitoring the Implementation of Enterprise Risk Management (“ERM”) in the Corporation.

KPPR activities on monitoring the implementation of ERM in 2008 includes:
•	Discussions on risk management and mitigation planning on the implementation of RKAP 2008;

•	Discussions on risk aspects of RKAP 2009; and

•	Discussion on the arrangement of the revised draft on Articles of Association related to the issuance of regulation No. 40 year 2007 regarding the limited liability company law (“Indonesian Company Law”), among which are about AGMS, Commissioners, Directors, and Annual Reports.

d)	Certain Director’s action that requires the Board of Commissioner’s Approval

During 2008, related to the fourth scope of work, KPPR has provided reviews that include:
•	Reviews for approval of purchase methods of several projects in the Corporation;

•	Assessment of corporate-action plan for the subsidiaries; and

•	Capital injection proposal reviews for Capital Injection Approval to Metra for the acquisition of all shares owned PT Datakom Asia Telemedia in PT Indonusa Telemedia.

Summary Of Activities In 2008

		Number of formal	Number of	Number of Activity/
No.	Scope of work	meetings	Reviews	Monitoring Reports
1	RJPP	16	12	4
2	RKAP	36	75	26
3	Monitor on the implementation of ERM	11	8	12
4	Certain Director’s Decision	2	3	1
Total		65	98	43

*Source: KPPR Report for 2008 period
Jakarta, May, 2009
Mahmuddin Yasin
Chairman of the Committee for Planning and Risk Assessment

CHAPTER 6
OUR PEOPLE: TELKOM’S EXCELLENT RESOURCE
We Empower and Manage Our Employees
Over the past few years, TELKOM has made fundamental changes to the management of its human resources by redefining the concept of handling human resources into managing human capital. We regard individual talent (skills, knowledge, attitude, aptitude, expertise, experience, eligibility, ability, suitability, authority, training, education, creativity, and other value added traits) as an asset to induce the creation of a learning organization.
TELKOM’s performance highly depends on the quality and professionalism of its employees. To further create value, TELKOM is in the process of shifting its human resources management paradigm to better re-align its employees to engage in the growing “new wave” businesses. Under the Human Capital masterplan, TELKOM’s human resources transformation efforts have been focused on guiding the business transformation to new wave business through workforce planning, including competency development and talent management.
In 2008, TELKOM focused its human resources to oversee TELKOM’s business transformation towards new wave as structured in the Human Capital Masterplan. The Masterplan guides workforce planning regarding HR composition enhancement which refocuses competency recruitment and enhancement to be in line with the new wave business, and also implement early retirement program to dispose non new wave competency. In addition, TELKOM is undergoing an organization transformation to support the new wave by establishing a stand alone FWA organization. In managing its HR, TELKOM has set up talent management, competency directory, and competency development policies which pursue towards the new wave business.
The aim of conception change from Human Resource to Human Capital is to offer wide career opportunities to the best employees who have performed well, so the employees’ quality and professionalism can be improved from time to time. Facing changes the business environment, TELKOM has altered mindset alignment in Human Resource management by making Human Resources department as a “Guard of Values” that provide a sense of fairness, opportunity as well respect, and ensure the 5 roles of Human Resources (Administrative Expert, Employee Champion, Change Agent, Strategic Business Partner & HR Leader) are running properly. By doing this we expect the spirit and the loyalty of the employees will be increased, so they will always give the best contribution to the company.
HUMAN RESOURCES PROFILE
A.	TELKOM

Number of Employees

As of December 31, 2008, employees of TELKOM and its subsidiaries reached 30,213, of which 25,016 were employed by TELKOM, and 5,197 were employed by its subsidiaries.

The table below sets forth a breakdown of TELKOM’s employees by position as of December 31, 2008:

	TELKOM as at	TELKOM’s subsidiaries
	December 31, 2008	as at December 31, 2008
Senior management	167	191
Middle management	2,528	655
Supervisors	10,220	769
Others	12,101	3,582
Total	25,016	5,197
As of December 31, 2007, employees of TELKOM and its subsidiaries reached 32,465 in total, of which 25,361 were employed by TELKOM, and 7,104 were employed by its subsidiaries.

As of December 31, 2006, employees of TELKOM and its subsidiaries reached 34,021 in total, of which 27,658 were employed by TELKOM, and 6,363 were employed by its subsidiaries.

Between 2004 to 2008, the numbers of TELKOM’s employees (excluding subsidiaries) decreased by an average annual rate of 3.9%. This indicated the relative success of our multi-exit programs, especially the early retirement programs during the periods from 2003 to 2005, 2007 and 2008.
In 2008, the number of TELKOM’s employees (excluding subsidiaries) decreased by 1.36% or 345 people compared to the same period in 2007, mainly due to a revitalized early retirement program. Other than that, the decrease was also attributable to normal retirement, resignation, death and other reasons.

Management believes that TELKOM has a good relationship with its employees in general and with labor unions of TELKOM employees.
B.	TELKOM (excluding Subsidiaries)

1	Level of Education

A breakdown of the educational background of TELKOM employees in 2008 shows the following statistics: pre-college 40.9%; diploma graduates (D1-D3) 25.9%; university undergraduates (S1) 27.2%; post-graduates 6.0%.
Compared to 2007, the composition of TELKOM employees on the basis of their education has shifted in 2008 as follows. There was a decrease in the number of pre-college, D1, D2 and D3 educated personnel, and an increase in graduates and post graduates, signifying the shift towards higher educated personnel, mainly reflecting the success of TELKOM’s current recruitment policy and early retirement program offered to employees with education level below university graduates (S1).

2	Age

In 2008, those that were 45 years of age and above represented the largest age group among our employees, accounting for 51.5% of TELKOM’s total workforce. Employees that were between 31-45 years of age accounted for 44.5% of TELKOM’s total workforce. Employees that were below 30 years of age accounted for 3.9% of TELKOM’s total workforce.

HR MEASUREMENT
To measure employee performance, TELKOM uses Competency Base Human Resource Management (CBHRM). When initially implemented in 2004, CBHRM was only partly used to gauge performance and induce competition among employees to improve performance level.
In 2007, we began to rely fully on CBHRM to measure employee performance, define salary grades, and develop competence. Based on this, we updated the Competency Directory and developed a Master Plan to guide our human capital development for the period of 2008-2012.
In 2008, the CBHRM policy covered several areas, among others, the following:
•	Competency Development: the Competency Directory was updated to support the Assessment Tool application, evaluation of assessment tool application and the competency development guidelines were updated in line with our transformation into an InfoComm company.

•	Career Management: job tendering and fit and proper testing were implemented for certain positions, taking into account profile match up.

•	Performance Management: the application of the Assessment Tool was evaluated and developed along with the 360% competency assessment system, both of which were aimed at building competencies that is to reduce self assessment valuation and adding superior’s valuation.
HR DEVELOPMENT
TELKOM’s HR development is aligned with the Company’s business strategy, based on the Corporate Strategy Scenario (CSS), Master Plan for Human Capital (MPHC), Training Need Analysis (TNA), organizational transformation and financial growth.

Education and Training
In 2008, employee education and training were continued to focus on:
—	Developing leadership, grooming potential leaders who are high achievers with an affinity for excellence and a global mindset.

—	Supporting the strategic goals of the Company with respect to the CSS and business plans of respective business units.

—	Closing the competency gap among employees, through competency evaluation based on CBHRM assessments.
These programs are divided into:
—	Mandatory Corporate Program (programs organized by HR Head Office, held either in Indonesia or overseas).

—	Regular Program (programs carried out by local HR units) focused on business unit performance.
Executive trainings are provided through various leadership programs (Suspim 135, Commander Training, Forum Leadership TELKOM Programme, Advanced Leadership and Extraordinary Leadership programs). In 2008, executive trainings were held for 1,408 staffs; whereas the closing competency gap and other operational training programs were provided to 34,233 attendees.
These training programs focused on increasing employee competency level in technology, marketing and management of the telecommunications, information businesses and new wave development in line with our vision of being the market leader in the InfoComm field. Various cooperation’s with leading institutions related to our industry were undertaken to support our training programs, both at home and abroad.
In 2008, TELKOM allocated a total of Rp.146.8 billion for training and education. The average allocation per employee amounted to Rp.4.12 million, based on the total number of employees who underwent training in 2008, which reached a total of 35,641 attendees out of our total workforce of 25,016 employees.
Other efforts to develop human resources were done through Knowledge Management, as a facility for every employee to share ideas, concepts and information through written articles that are accessible to all of our employees.
TELKOM is acknowledged by the Dunamis Organization Service to have successfully utilized knowledge sharing in managing the company. On July 15 2008, TELKOM ranked third in the Indonesian Most Admired Knowledge Enterprise(MAKE) Award, and became one of the nominees in the Asian “MAKE” Award on October 15, 2008 in South Korea.
To enhance our human resources in the future, we continue to seek the ideal HR composition through strategic and targeted recruitment programs developed by our Assessment Service Center and Talent Pool.
Promotions and Transfer
During 2008, there has been promotions of 2,314 employees and internal transfers of 628 employees. Promotions were based on the Assessment Tool and Job Tender methods.
Improvement of HR Services
Improvements were carried out on our employee relations media and human resources care center (“HRCC”), both of which were able to create more effective solutions for HR and internal communications. The HR media was unveiled in October 2007.
In addition, an official website on Human Capital and General Affairs was developed to facilitate communications between policy makers, HR management and employees. The website enables employees to search for HR policies and related information, complete with a query-and-reply site for issues related to HR policies and their implementation.

In 2008, TELKOM developed IT Based HR Services such as: personal work target online, attendance online, travel expense request online, absence online, career online and TNA (Training Need Analisys) online.
IT support for Internal Communications
TELKOM employs IT applications to support internal communications, including business automation processes, electronic memos, virtual meetings, shared files, online surveys and the Intranet. Our Intranet network is supported by several application systems including SAP, CCF, Makxi, T3 online, C4, CRM application and TELKOM e-Learning.
Employee Extracurricular Pursuits
TELKOM also facilitates extracurricular activities by employees in cultural, sports and religious affairs. As much as possible these activities are geared towards the participation of employees and their families, including activities such as the Al-Qur’an reciting competition, church choirs, Utsawa Dharma Gita and sports events.
Early Retirement
In December 2008, TELKOM introduced an Early Retirement Program (“ERP”) for all of its employees. We offered this to make our business environment more effective and competitive. The program was offered on a voluntary basis to all employees meeting the eligibility criteria (e.g., education, age, tenure, performance). A total of Rp.788 billion was paid out to 1,156 TELKOM employees under this program on April 1, 2009.
EMPLOYEE RELATIONS MANAGEMENT
In May 2000, our employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR”. In May 2006, several of our employees formed another union named “Serikat Pekerja” or “SP” as an alternative to SEKAR. The formation of each of SEKAR and SP is in accordance with the Presidential Decree No. 83 of 1998 regarding ratification of ILO Convention No. 87 of 1948 concerning the freedom to form a union and the protection of the right to form an organization. Membership with the unions is not compulsory. We believe that its relations with each of SEKAR and SP are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect our business, financial condition and prospects.
Employee Relations Management, both between the company and its employees, and the company with SEKAR, is facilitated through the PKB III dated July 17, 2007, regarding arrangements on the rights and responsibilities of each party (the Company, employees and SEKAR).
With the signing of PKB III, an agreement was reached between SEKAR and TELKOM regarding the Cooperation Bipartite (“Lembaga Kerja Sama” or “LKS”) forum that focuses on enhancing two-way communications to improve employee productivity and company performance. The next step is to form the LKS Bipartite forums at other central and regional levels in accordance with the PKB Agreement of 2007.
COMPETITIVE REMUNERATION
In general, TELKOM employees receive a base salary and salary-related allowances, bonuses and various benefits, including a pension plan and a post-retirement health care plan, medical benefits for themselves and certain members of their immediate family, housing allowance and other allowances and benefits, including those tied to the performance of their respective working units.
Bonuses are budgeted in advance by the Board of Directors and the Board of Commissioners and are paid out in the following year in which they were accrued. Over the past five years, the size of the annual bonus pool has ranged between Rp.113.5 billion to Rp.391.3 billion. Bonuses for 2008 will be paid to all employees after the completion of 2008 audited financial report. The size of bonus pool will be determined and agreed on during the AGM in the year 2009 before distribution to all employees based on their position level. In order to retain competitive remuneration standard, TELKOM periodically carry out a salary survey for top management and employees. TELKOM is a member of a corporate group that follows the movement of market price salaries.

TELKOM’s mandatory retirement age is 56. TELKOM sponsors two pension plans: (i) a defined benefit pension plan for permanent employees hired prior to July 1, 2002 and (ii) a defined contribution pension plan for all other permanent employees.
Defined benefit pension plan
The amount of the pension entitlement under the defined benefit pension plan is based on the employee’s length of tenure and salary level upon retirement and is transferable to dependents upon the demise of the employee. The main sources for the pension fund are the contributions of the employees and TELKOM. The participating employees contribute 18% of basic salary (prior to March 2003 the employee contribution rate was 8.4%) and TELKOM contributes the remaining amount required to fund the plan. Under the defined benefit pension plan, the minimum pension benefit for retired TELKOM employees is approximately Rp.425,000 per month. TELKOM’s contributions to the pension fund were Rp.693.5 billion, Rp.700.2 billion and Rp.889.1 billion for the years ended December 31, 2006, 2007 and 2008, respectively.
Defined contribution pension plan
The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. Employees have a choice among several recognized pension fund institutions under the plan. The Company’s annual contribution to the defined contribution pension plan is determined based on a certain percent of the participants’ salaries and amounted to Rp.1,858.0 million, Rp.2,196.0 million and Rp.3,001.2 million in 2006, 2007 and 2008, respectively.
Employee who have met certain required numbers of years of service are entitled to receive cash awards at the time of their termination.
TELKOM also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 and completed at least 20 years of service, such benefits are funded by the TELKOM Healthcare Foundation (Yakes); (ii) for all other employees, starting in August 2008, such benefits will be granted in the form of an insurance allowance by TELKOM. TELKOM’s contributions to the plan funded by the TELKOM Healthcare Foundation were Rp.714.8 billion, Rp.900.0 billion and Rp.1,100.0 billion for the years ended December 31, 2006, 2007 and 2008, respectively. TELKOM’s contributions to the plan granted in the form of an insurance allowance during the year 2008 amounted to Rp.24.2 billion.
TELKOM Employee Reward (TER)
Awards are given by TELKOM to performing employees, or units, aimed at increased productivity and achievements. TELKOM has provided several awards to its employees for individual or unit achievements. These awards are called TELKOM Employee Rewards, covering religious awards, individual performance awards, and unit performance awards.
In October 2008, TELKOM changes its reward policy which not only grant reward internally but also externally. In addition to individuals TELKOM also rewards groups / communities such as smart Campus Award and CSR Award.
TELKOM also provides Healthiest Family Awards, Best Tactical Innovator Award, Champion Award, and Best Regional Office Award.
TELKOM Employee Shares Management (ESOP)
The main ESOP program includes services on buying and selling of ESOP shares, and provision of ESOP share dividends. During TELKOM’s IPO on November 14, 1995, as many as 116,666,475 shares were obtained by 43,218 employees. As of December 31, 2008, 15,442,126 TELKOM shares were obtained by 12,212 employees and TELKOM retirees.

CORPORATE CULTURE AND BUSINESS ETHICS DEVELOPMENT
The company has put forth internal and corporate culture development policies known as the TTW 135. The TTW 135 emphasizes several elements being part of every employee, consists of one basic assumption, three prime values, and five step behaviors.
The single basic assumption is called “Committed to you” (Committed 2 U). The three prime values cover: customer value, excellent service and competent people. Five step behaviors: to win the competition, by stretching our goals, simplifying, involving everyone, achieving quality in our work, and rewarding winners. The TTW 135 is expected to create effective cultural control on how to sense, how to see, how to think and how to behave, by all TELKOM employees.
The TTW 135 culture continues to be implemented as the only culture of TELKOM. During the end quarter of 2008, TELKOM has developed common value to synergize and integrate TELKOM Group Culture.
Culture development is in line with our Strategic Initiatives programs. Transform Culture was done through a thorough approach, both based on values previously applied, as well as approaches based on systems mandated by Strategic Initiatives.
During 2008, annual activity executed related to implement TTW 135 and Business Ethics is (i) further studying implementation of TTW 135 for TELKOM Group, (ii) draws up forming Work Team of TELKOM Group Culture (iii) measuring the understanding of Good Corporate Governance, Business Ethics, Whistleblower, Fraud Management, Disciplinary, Gratification and Annual Statement Signing (iv) Compiles recommendation and feedback for improving compliance to Government Mandatory, including the SOA requirement for the CEO and CFO to put their signatures on the validity and reliabilities of Company’s Annual Report.
HR Policy Communications and Dissemination
Human resources policies are communicated and disseminated throughout the TELKOM Group in a number of ways including through electronic means such as Indonet meetings, website portals, e-mailing and Intranet memos.
HR Management Control
In 2008, TELKOM arranged steps to measure the effectiveness of its HR which resulted in a 72.89% effectiveness score.
TELKOM Employee Opinion Satisfaction (TEOS) Survey
TEOS was conducted online in October 2008 through TELKOM’s Portal Intranet. Based on the 2008 surveys, the Employee Satisfaction Index (ESI) was 79.43% whereas the value for Employee Dissatisfaction Index (EDI) was 5.52%.
The highest satisfaction index (ESI) was for Reward category which scored highest at 83.36%, while the lowest was at 77.61% for Career and Promotion category. The lowest EDI score was 2.48% for Reward category, whereas the highest was at 8.22% for Career and Promotion category.
EMPLOYEE HEALTH MANAGEMENT
TELKOM provides health services to its employees through the TELKOM Health Foundation (“Yakes”). The main activity of Yakes is to care for the health needs of TELKOM employees, retirees and their immediate family members.
For the year ended December 31, 2008, Yakes’ healthcare facilities totaled 947, consisting of 17 TELKOM health centers and 930 other healthcare facilities operated in cooperation with healthcare partners such as doctors, health specialists, hospitals, drug stores, clinics, labs, opticians and others.
TELKOM employees, retirees and immediate family members who are registered in the Yakes healthcare program numbered 159,351 at year-end 2008, 400 fewer than in 2007. The decline was due to expired membership resulting from death and progressive age outside the stipulated age limit.

SAFETY, HEALTH AND ENVIRONMENTAL SECURITY AT WORK (K3)
In 2008, TELKOM focuses its K3 on Zero Accident as the standard in managing the company K3. Scoring for 2008 will be announced in 2009. K3 scoring is done yearly.
To ensure the safety, health and environmental security of TELKOM employees and others within and surrounding TELKOM operations, and to safeguard sources of production as well as production process, production equipment, and working environment, TELKOM has developed a comprehensive K3 policy with the objective to reach zero accident goals. Our K3 management is carried out in conformation with the regulations of the union and the regional K3 Supervising Authority of the Ministry of Manpower of the Republic of Indonesia.
In 2008, a K3 survey was carried out in conjunction with the TEOS survey, which was the first survey of its kind ever undertaken to determine whether TELKOM has provided a working environment that is at par with requirements. The result of the K3 achievement in the survey was 81.43%, which is categorized as “Good”.

CHAPTER 7
TELKOM CORPORATE SOCIAL RESPONSIBILITY
OUR CONCEPT
As an integral part of a society, TELKOM is highly committed to implement and support Corporate Social Responsibility (“CSR”) programs. Our commitment is driven by the following:
•	The demand of the global environment towards CSR implementation;

•	CSR is an integral part of good corporate governance;

•	Business ethics and accountability are getting more international attention;

•	The ISO 26000 regarding social responsibility was implemented in 2010; and

•	TELKOM and the community can mutually thrive alongside each other.
Vision and Mission
Vision : As a pioneer in the implementation of Corporate Social Responsibility in Asia
Mission :
•	Educating the society through infocomm technology;

•	Improving the quality of community life;

•	Preserving environmental sustainability.
Through CSR, TELKOM seeks to ensure the long-term sustainability of the Company by engaging in activities within economic, social and environmental frameworks that bring measurable benefits to both the Company and stakeholders.
TELKOM’s CSR is built upon seven pillars as follows as our concern:
1.	Education: Improve the quality and level of education for people in the communities in which TELKOM operates, as well as the families of TELKOM Group employees; Focus on building skill.

2.	Health: Improve the standard of health of certain communities or social groups.

3.	Culture and Civility: Preserve and develop culture, arts, sports, religion and other community activities.

4.	Partnership: Empower local economies and strengthen the growth potential of small-scale businesses, either directly or indirectly, especially those that relate to TELKOM’s businesses, and which therefore can be counted to provide benefits to all sides.

5.	Public Service Obligation: Improve the telecommunications services, facilities and infrastructure that serve our communities directly.

6.	Environment: Protect and preserve the quality of our environment, both internally and externally, in order to maintain a harmonious relationship between the Company and its natural environment.

7.	Disaster and Rescue: Provide humanitarian aid to help communities affected by natural disasters.
TELKOM employs a variety of methods to ensure that the CSR program reaches its targets effectively, such as:
1.	Programs that are managed independently by TELKOM;

2.	Programs that are undertaken synergistically between TELKOM and the TELKOM Group as well as with other parties;

3.	Programs involving the participation of employees and their families;

4.	Programs requiring the establishment of a task force;

5.	Programs involving the participation of some elements of the community, such as Non-Government Organizations (“NGOs”) and others.
Implementation of TELKOM’s CSR includes social investment activities, such as charity or philantrophy.

HIGHLIGHTS OF TELKOM’S CSR ACTIVITIES IN 2008
In this report, CSR implementation is focused on social issues, particularly education.
1	Education

Education is a priority in TELKOM’s CSR concept. The goal is to facilitate a better and broader flow of information, as well as greater access to information and information technology, through both formal and non-formal training and outreach. TELKOM CSR program is helping students find their way in a rapidly digitalizing world, bringing TELKOM closer to the people as well as building trust in a mutually beneficial partnership.

In 2008, funds allocated to educational and training initiatives accounted for 40% of TELKOM’s total CSR budget. These funds were used primarily for scholarships, support for school’s facilities and laboratory equipment, training and internship programs for students as well as refresher courses for teachers and faculty members. Some of the 2008 highlights from long-term programs are shown below:

National Education Network Program
•	TELKOMSpeedy launched in Nias, Sumatera, in August. This service will be available in schools.

•	Internet access provided for several educational institutions and “Pesantren” (Islamic schools) in Cianjur, West Java, in September.

•	Internet ready computers provided for a senior high school in Cimahi, West Java, in October

•	Distant learning program provided for The School of Computer Management (STIMIK) in Surakarta, in October.
Smart Campus and Smart School Program
•	‘Metro Ethernet’ launched at the University of North Sumatra, in September. The university’s previous network was upgraded with the addition of fiber optic cables, the expansion of wireless access and the increased of bandwidth service.
Internet Goes to School, Internet Goes to Army, Internet Goes to Police, Internet Goes to Pesantren and Others
•	A workshop on e-learning with Moodle (a free web application that educators can use to create effective online learning sites) for high school teachers held in Semarang, on August.

•	Several computers presented to the Army Staff College held in Magelang, Central Java, on August.

•	Trainings for TELKOM staff, high school students and teachers held in Tana Toraja, South Sulawesi, on internet and blogging, on September. Similar training was also provided for staff of Yayasan Lembaga Konsumen Indonesia (Indonesia Consumer’s Organization).

•	Trainings on internet and blogging for pesantren students held in Pati, Central Java, on September and in Banyumanik, Semarang, on October 2008. Similar training was also provided for high school students and teachers in Lampung.

•	Introductory internet training provided to School’s Teachers held in Sindanglaya, West Java, on October. Similar training was also provided for Police staff in Riau, for high school’s headmasters and teachers in Sragen, Central Java, and for journalists in Indramayu, West Java, also at 42 (forty two) Broadband Learning Center (BLC) locations in West Java on August 2008.
Education for Tomorrow (“E4T”)

E4T is designed to enable internet access for one million students who have never had exposure to the internet. In so doing, we also aim to create ‘agents of change’ by engaging strategic partners. The E4T program is now well-established, achieving its targets and delivering real value. By the end of 2008, more than 250,000 students had participated in this program.
Cyber School

TELKOM signed a Cyber School agreement with the Mayor of North Jakarta to provide 17 schools with Flexi public phones in the North Jakarta district area. TELKOM also signed an agreement with Lampung’s Bureau of Education on the Future Cyber School Program by establishing digital school communities completed with school’s web portal.

e-Goverment
•	TELKOM’s e-Government program provides a 3-day internet training to 44,217 people in 42 locations in East Java area in August 2008.
Cyber City
•	TELKOM provided 200 Hotspots with Speedy broadband internet services in public areas in Jakarta, such as sport halls, praying facilities, certain city parks, college campuses and office buildings.

•	On September 19, 2008, TELKOM launched its 202nd Hotspot that provides free Speedy WiFi internet access at Al Azhar Islamic Boarding School in Jember. It also added some access points for education on October 22, 2008 at the Public High School in Boyolali.
e-Communities Digital Villages
•	The ‘Village Net’ was officially launched in Sampali Digital Village, North Sumatra, in September. Sampali is the seventh Digital Village to be established in Sumatra to support the economic potential of their respective communities.
INDIGO (Indonesian Digital Community)

Integrated initiatives of TELKOM Group enable encourage creatives industries and communities in Indonesia.
•	TELKOM provided Internet training for 55 board members from 25 mosques in the five regions of Jakarta. The event was held in Central Jakarta from August 26 to 28, 2008.

•	On June 23, 2008 located in Ciamis, TELKOM and Republika daily newspapers provided internet training program at the Islamic boarding school Wahana Syiar Digital, also known as Santri Indigo.

•	TELKOM provided a web portal of Indonesian Weaving Information to enrich knowledge about the Nation’s weaving culture and to protect intellectual rights piracy by other countries. TELKOM launched of the first INDIGO in Manyo, Surabaya, on August. INDIGO provides a space where budding and experienced digital content developers can express their skills and creativity in the form of games, education, music, animation or other digital experiences.
Flexi Information School (“FIS”)
•	TELKOM launched and implemented FIS (Flexi Information School) in Kepanjen, Malang as means of communications between schools and parents through FLEXI text message services.

•	TELKOM’s East Kalimantan unit along with the Science Teacher Forum held a free seminar and certification on “Self Development and Motivation” for teachers, professors and college students on August 31, 2008 in Tarakan.

•	As an effort to support the State’s program of Indonesia Go Open Source (IGOS), in July 2008, TELKOM has tested an IGOS Voice Command application program at its Research & Development Center to facilitate disabled people in accessing information through a computer.
Aid for School Restoration
•	In September 2008, TELKOM gave some aid to construct high school building for students’ welfare and also for restoration on public elementary schools of Pingku three remote classes in Parung, Bogor.

•	On August 27, 2008, TELKOM donated 46 personal computers along with desks, chairs, two printers, a server and an In-Focus projector at the Speedy Corner with a value of Rp.305 million to Electrical Engineering Department of Universitas Sriwijaya in Palembang.

•	In September 2008, TELKOM donated five units of computer to the head of Islamic boarding school Tremas, Pacitan; five units to the female Islamic boarding schools An-Najiyah Tambak Beras Jombang; five units to the head of Islamic boarding school Miftacus Sunnah on Kedung Tarukan road in Surabaya; ten units to Islamic boarding school Ihyatul Ulum and 10 units to Broadband

Learning Center (“BLC”) of Islamic boarding school Sunan Drajat, Banjaranyar, Banjarwati Village in Paciran District, Lamongan.
•	TELKOM donated five units of computers to a school in Kodya Makassar and Gowa Regency and four other units to Islamic boarding school Darussalam in Kalibakung Balapulang, Tegal.
Our educational foundations

Yayasan Pendidikan Telkom (Telkom Education Foundation, “YPT”) provides formal education at diploma level, undergraduate and graduate studies in telecommunication. Study is undertaken at Institut Teknologi Telkom (“IT Telkom”, formerly STTTelkom), Institut Manajemen Telkom (“IM Telkom”, formerly STMB Telkom), Politeknik Telkom (Poltek Telkom) and Telkom Professional Development Center (“PDC”).

As of December 31, 2008, IT Telkom had 6,451 students comprising 863 Diploma-3 (D3) students; 5,489 undergraduate and 99 graduate students. A total of 8,854 students graduated from the school, comprising 1,956 D3, 6,863 undergraduate and 35 graduate students.

As of December 31, 2008, IM Telkom has a total of 2,744 students comprising 21 Diploma-3 (D3) students, 2,481 undergraduate and 242 graduate students. A total of 1,251 students have graduates from the school, comprising 529 undergraduate and 722 postgraduate students.

Politeknik Telkom has a total of 1,963 students comprising of 421 Diploma-2 (D2) students and 1,542 Diploma-3 (D3).

YPT provided non-formal education through Telkom PDC and other professional programs for one to two years. As of December 31, 2008, the number of participants of Telkom PDC and Professional Programs were 504 and 196, respectively.
2	Health

TELKOM actively supports efforts to improve the living standards of communities through to create healthy living conditions that are conducive to personal and economic growth. Among the community health activities organized by TELKOM in 2008 were:
•	TELKOM donated Rp.60 million to the West Java Police Department for making standing banner of war against drugs. This is also emphasizing the company’s support on that cause.

•	On April 11, 2008, TELKOM donated medicines to the National Guard unit who is protecting the border in East Kalimantan region.

•	On August 30, 2008, TELKOM provided mass circumcision for 36 underprivileged children and orphans in Semarang.

•	In August 2008, TELKOM Area 3 donated furniture, medical equipment and other goods to the Mawar’s Posyandu community clinic.

•	In September 2008, TELKOM donated a set of computers with Speedy internet access to Al-Munawwarah’s Mosque Pesantren in Jantho, the Greater Aceh, cash donation to Thalibul Huda Islamic boarding school and the construction of clean water facilities.

•	Providing free nutritional support for under-5s as well as health education on breast cancer in the flood-prone area of Gayamsari, Semarang, in October 2008.

•	On October 15, 2008, TELKOM’s Garut officially open the Al-Himmah Mosque, donated basic food supplies and cash in the amount of Rp.242,300,000 to Al-Himmah Foundation in Mekarwangi Village, Tarogong District, Garut Regency. TELKOM also laid the first stone to initiate the dam construction for clean water from Lake Lame.

•	TELKOM donated an ambulance to the Takmir Head of Takhibbar Mosque in November 2008.
3	Culture of Civility

TELKOM continues to provide support for the renovation and improvement of churches, mosques, sports facilities and other civic amenities throughout the country in 2008.
a.	TELKOM handed over some aid to repair and construct religious facilities as well as for religious celebrations in all of its operational territories. TELKOM, along with ISSI (Ikatan Sport Sepeda

Indonesia or Indonesian Bicycle Sport Federation), also held the Speedy Tour and at each checkpoint made some donations to spectators.
b.	TELKOM donated money through the pura’s (Bali Hindu’s temple) priest to underprivileged people at Pura Lempunyang for their medical expenditures, and 20 computers to support the e-banjar program.

c.	On September 2, 2008, TELKOM’s Central Kalimantan donated Rp.2 million each for community development to Musholla Suhada Pondok Pesantren Al Muallafin and Kharunnas Orphanage.
4	Partnership

Between 2004 and 2008, TELKOM has supported 45,435 partners of small and medium enterprises (SMEs) through short-term soft loans, training and internships, and marketing support. In 2008, SME Partnership Funds totaling Rp.204.95 billion has been distributed to 11,389 partners in eight economic sectors and 33 provinces.

The following table sets forth Partnership Funds Distributed in 2008 (in Rp.million):

	SECTOR
REGION	Industry	Trade	Agric.	Farming	Plant.	Fisheries	Services	Other	TOTAL	%
Sumatra	7,847	29,750	270	1,294	782	2,544	14,314	579	57,380	28.0%
Jakarta & Banten	3,785	13,771	1,087	241	—	580	2,622	—	22,085	10.8%
West Java	4,091	6,934	197	130	3	574	3,335	290	15,554	7.6%
Central Java	5,196	12,450	405	903	130	590	6,888	315	26,876	13.1%
East Java	3,001	10,013	147	609	—	40	5,025	40	18,873	9.2%
Kalimantan	1,742	10,365	64	652	60	315	5,937	247	19,381	9.5%
Eastern Region	4,335	22,333	350	1,855	340	855	11,384	3,348	44,798	21.9%
NATIONAL	29,995	105,615	2,520	5,684	1,315	5,497	49,503	4,819	204,947	100%
PERCENTAGE	14.6%	51.5%	1.2%	2.8%	0.6%	2.7%	24.2%	2.4%	100%
The following table sets forth an overview of the Partnership Program in 2008:

	SECTOR
Region	Industry	Trade	Agriculture	Farming	Plantation	Fisheries	Service	Other	Total
Sumatera	415	2,061	16	45	30	102	638	29	3,336
Jakarta & Banten	141	699	41	15	—	42	78	0	1,016
West Java	228	574	8	7	1	23	193	9	1,043
Central Java	231	875	18	50	3	30	266	5	1,478
East Java	167	760	9	39	—	3	311	1	1,290
Kalimantan	103	813	4	47	2	17	331	11	1,328
Eastern Part	137	1,098	16	66	9	40	418	114	1,898
NATIONAL	1,422	6,880	112	269	45	257	2,235	169	11,389
The majority came from trading sector (6,880 or 60.41%), followed by the service sector (2,235 or 19.62%) and the industry sector (1,422 or 12.49%).

The trading sector has the highest percent (Rp.105,615,000,000 or 51.5%), followed by the service sector (Rp.49,503,000,000 or 24.2%) and the manufacturing sector (Rp.29,995,000,000 or 14.6%).

The following are TELKOM’s partnership programs:
a)	TELKOM offers entrepreneurship skills and knowledge for its foster associates.

b)	On October 20, 2008, TELKOM’s North Sumatera Office assisted one of its foster associate for a chips food business development.

c)	Five foster associates from TELKOM Sub Area Yogyakarta participated in “The 13th Jogja Export Expo 2008” taking on the theme “The Innovative Products for Global Market.”

d)	On September 19, 2008, an event called Lebaran Fair was held at the Hall of Bale Asri Pusdai Building on Diponegoro Street, West Java in cooperation with Indonesia’s Ministry of SME and Cooperation.

e)	Seven foster associates from TELKOM Central Java and Yogyakarta participated in the 6th Indocraft and Lebaran Fair 2008 at Jakarta Convention Center (JCC) Hall A. They also participated in a similar event in Semarang called Community Market Festival in September 2008.

f)	A 2-day entrepreneurship training for foster associates was held by TELKOM’s Ridar Office from October 29 through 30, 2008, in Pekanbaru.

g)	TELKOM offers soft loans with 6% interest rate to shoe makers in the Mojokerto area.
Opinion Surveys in the field, SME Partners need support principally in the form of training, promotion and staff attachment programs (pemagangan). The most demanded topics for training are entrepreneurship, accounting and marketing. With the support provided through this partnership model, TELKOM’s SME partners have managed to increase significantly their sales margin, annual revenues, assets and workforce. .

Below are some of the SME Partnership activities supported by TELKOM in 2008:
•	In September 2008, 20 TELKOM SME Partners exhibited their products at the 6th Indocraft and Lebaran Fair at the Jakarta Convention Center.

•	In October 2008, TELKOM in Batam joined forces with Batam International University to provide training for TELKOM’s SME Partners, while training on business, accounting and leadership was provided for SME Partners in Pekanbaru.

•	In October 2008, TELKOM SME Partners took part in the 13th Jogja Export Expo.
5	Public Service Obligation

TELKOM is committed to provide telecommunications-related services that deliver convenience for the public. In addition to the TELKOM Emergency Posts set up along major routes in Java and Sumatra to support the annual exodus of people from the cities as they travel home for the Lebaran holidays, we also added to the growing number of TELKOMSpeedy hotspots in public places. In West Java alone, there are now over 400 hotspots in malls, shopping centers and hospitals, where people can make use of WiFi facilities using prepaid Speedy subscriptions.

Some public service obligation activities by TELKOM included:
a.	On November 24, 2008 TELKOM installed 43 Prepaid Speedy hotspots in Cirebon and 400 hotspots throughout West Java in public places, such as malls, shopping centers and hospitals.

b.	Indonesia’s President, Susilo Bambang Yudhoyono, visited the presentation of “bubur kornet” at the longest free hotspot in Tasikmalaya, on September 11, 2008. The routine event is held by district government of Tasikmalaya to welcome the holy month of Ramadan.
6	Environment

TELKOM undertakes various environmental care activities:

Green Friday: In October 2008, TELKOM donated seeds for the planting of 1,000 trees (mango, albasia and cinnamon) to support the re-vegetation program of Cianjur. TELKOM staff and residents of Batam (including children) were also on hand to plant trees in Batam as part of the Clean and Green City initiative.

•	Regreening activities also took place throughout the year in Solo, Sumowono, Semarang; Majalaya and Kuningan in February; in Bandar Lampung; Muaro, Jambi; Pekalongan, Central Java and Kintamani, Bali in March; in Belinyu, Bangka; Gunung Kidul, and Semarang, in March; in Jayapura, and on the slopes of Tangkuban Perahu, in April; in Trenggalek, in June; and, Balikpapan and Tarakan in August. Local schools and universities also took part in many of these events.

•	Cleaning up and revitalizing public spaces is another priority. In August we initiated a revitalization of city parks and rivers in Surabaya, which included establishing a number of WiFi hotspots in parks. In November, we launched a project to convert a Bandung refuse dump into conservation forest.

•	A reliable supply of clean water plays a major role in environmental quality and community development. This year TELKOM helped to provide pipelines, pumps and water storage facilities to ensure clean community water supplies in Cibiana, West Java in March, Tuban, East Java in July and Garut, West Java, in October.

•	Through our environmental program, we also support innovative, environment friendly initiatives in agriculture, energy and waste management. In April, TELKOM collaborated with farmers in Garut, West Java, in support of an organic rice growing enterprise while in June TELKOM provided training for livestock farmers receiving support under our Partnership program on converting animal waste into biogas, an alternative energy that can help farmers make considerable savings on fuel costs. TELKOM also promoted more intelligent use of waste by providing composter for communities in Surabaya and garbage containers for organic and inorganic waste as part of the ‘Clean and Green Tarakan’ initiative in July.

•	In an effort to maximize Open Space Greenbelt (OSG) area in Bandung, on November 6, 2008, TELKOM of West Java collaborated with Bandung’s City Park Agency and West Java TRIBUN Newspaper develop three OSG locations to ensure the suitable plants and landscape for the land that was formerly the city’s waste disposal site.

•	In June 2008, in supporting the State’s energy conservation program, TELKOM East Java provided training on useful technology and on reducing energy dependency to its foster associates, such converting livestock waste into biogas.
7	Disaster and Rescue

In 2008 TELKOM again came to the aid of several communities suffering the impact of natural disasters and fire. Support included emergency shelter, medical supplies, personnel and equipment; essential commodities and clean water supplies, sanitary facilities and logistics support including transportation and heavy lifting/excavation equipment. TELKOM’s disaster relief in 2008 included the following:
•	Provided Rp.1.7 billion worth of aid to people affected by floods and landslides in several parts of Central and East Java in January. The assistance included basic foodstuffs, shelter, inflatable boats and cash support.

•	Assistance provided to victims of a fire in Samarinda, East Kalimantan, in April.

•	Delivered aid to people whose homes were damaged or destroyed by a tornado in North Sumatra in July.

•	Provided support for people who lost homes and property in a fire in Tarutung, North Sumatra, in September.

•	Provided aid for people affected by flash floods in Ambon, Maluku, in September.

•	TELKOM North Sumatra donated Rp.13 million worth of basic food supplies and cash to 25 households that became fire victims in Tarutung, North Tapanuli Regency.

•	TELKOM Solo Office donated Rp.1.75 billion worth of aid and Rp.100 million in cash to flood victims in Central and East Java.

•	On December 27, 2008, TELKOM gave Rp.11 million in cash donations to the assistant dean of junior high school 2 of Undaan Kudus.

CHAPTER 8
CORPORATE DATA
HISTORY OF THE COMPANY
TELKOM, a majority state-owned company, is Indonesia’s leading provider of fixed line telecommunications services. At the same time, TELKOM’s majority-owned subsidiary, PT Telekomunikasi Selular (“Telkomsel”) is the largest Indonesian mobile cellular operator. The Company provides a range of other telecommunications services, including interconnection, network, data and internet, and related services. Our aim is to operate reliable telecommunications networks and provide high quality telecommunications and information services.
TELKOM’s history begins in 1884, when the Dutch colonial government founded a private company to provide postal and domestic telegraph services and, later on, international telegraph services. Telephony had been introduced to Indonesia in 1882. Telephony services were provided by privately-owned companies under a 25-year government license until 1906, when all postal and telecommunications services in Indonesia were taken over by a government agency established by the Dutch colonial government. In 1961, most of these services were transferred to a newly-established state-owned company. Four years later, in 1965, the Government separated postal and telecommunications services into two state-owned companies, PN Pos and Giro and PN Telekomunikasi.
In 1974, PN Telekomunikasi was further divided into two state-owned companies. Perusahaan Umum Telekomunikasi (“Perumtel”) provided domestic and international telecommunications services, while PT Industri Telekomunikasi Indonesia (“PT INTI”) manufactured telecommunications equipment. A further division in 1980 saw the international telecommunications business taken over by the newly established PT Indonesian Satellite Corporation (“Indosat”).
The next milestone came in 1991, when Perumtel became a state-owned limited liability corporation and renamed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, or TELKOM. Up until 1995, TELKOM’s operations were organized along twelve regional operating units known as “Witel”. Each Witel had full responsibility for all aspects of business in their respective regions, from the provision of telephone services to property management and security.
In 1995, TELKOM reorganized the twelve Witels into seven regional divisions (Division I covering Sumatra; Division II, Jakarta; Division III, West Java; Division IV, Central Java and DI Yogyakarta; Division V, East Java; Division VI, Kalimantan; and Division VII covering eastern part of Indonesia) and one Network Division. Under a series of Cooperation (KSO) Agreements, TELKOM transferred the right to operate five of its seven regional divisions (Regional Divisions I, III, IV, VI and VII) to private sector consortia. Under these agreements, the KSO partners manage and operate the regional division concerned for a fixed term, build a specified number of fixed lines and, at the end of the term, transfer the telecommunications facilities to TELKOM for an agreed amount in compensation. Revenues from the KSO operations were shared between TELKOM and the KSO partners.
Indonesia was severely affected by the Asian economic crisis that began in mid-1997. Among those impacted were certain KSO partners, who experienced difficulties in fulfilling their obligations to TELKOM. TELKOM eventually acquired control of its KSO partners in Regions I, III and VI, and amended the terms of the KSO agreements with its KSO partners in Regions IV and VII to obtain legal rights to control the financial and operating decisions of those regions.
On November 14, 1995, TELKOM shares went on sale through an initial public offering on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which merged in December 2007 to become the Indonesia Stock Exchange). TELKOM’s shares are also listed on the NYSE and the LSE in the form of American Depositary Shares (“ADSs”), and were publicly offered without listing on the Tokyo Stock Exchange. TELKOM is now the largest company by market capitalization in Indonesia, with a market capitalization of approximately Rp.139,104 billion as of December 31, 2008. The Government retains an aggregate interest of 52.47% of the issued and outstanding shares of TELKOM. The Government also holds one Dwiwarna share, which has special voting and veto rights over certain matters.
By 1999 the industry landscape had undergone considerable change. Telecommunications Law No. 36 (“Telecommunications Law”), which went into effect in September 2000, specified the framework and guidelines for a reform of the industry, including industry liberalization, facilitation of new entrants and enhanced competition. Among the proposed reforms was the progressive elimination of the joint ownership, by TELKOM and Indosat, of most of the telecommunications companies in Indonesia. This was intended to promote a more competitive market. As a result, in 2001, TELKOM acquired Indosat’s 35.0% stake in Telkomsel, resulting in TELKOM owning 77.7% of the shares of Telkomsel, while Indosat acquired TELKOM’s 22.5% interest in Satelindo and its 37.7% stake in Lintasarta. In 2002, TELKOM sold 12.7% of Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), reducing TELKOM’s ownership of Telkomsel to 65.0%.
On August 1, 2001, pursuant to the Telecommunications Law, the Government terminated TELKOM’s exclusive right to provide fixed line services in Indonesia and Indosat’s right to provide international direct dial services. TELKOM’s exclusive rights to provide domestic local services and domestic long-distance services were terminated in August 2002 and August 2003, respectively. On June 7, 2004, TELKOM began to provide IDD fixed line services. In 2005, TELKOM launched TELKOM-2 Satellite to replace all satellite transmission services that have been served by previous satellite, Palapa B-4. In addition, to become TELKOM’s backbone transmission, RELKOM-2 satellite will support national telecommunications network to fulfill rural and multimedia telecommunication needs. Therefore, TELKOM has launched eight satellite (including Palapa-A1), named Palapa-A2 (1997-1985), Palapa-B1 (1983-1992), Palapa B2P (1987-1996), Palapa-B2R (1990-1999), Palapa-B4 (1992-2004), TELKOM-1 (1999-2008). All of these satellites have become a part of Indonesian’s Telecommunication’s history.

BUSINESS AND ORGANIZATIONAL STRUCTURE
Information on Subsidiaries and Associated Companies
Consolidated Subsidiaries
See Note 1d to our consolidated financial statements.
Unconsolidated Associated Companies
Direct Ownership
PT Patra Telekomunikasi Indonesia (“Patrakom”)
Patrakom was established in September 1995 and as of the date of this Annual Report is owned by us (40%), PT Elnusa (40%) and PT Tanjung Mustika (20%). Patrakom provides satellite communication (VSAT) and related services and facilities to companies in the petroleum industries.
PT Citra Sari Makmur (“CSM”)
CSM was established in February 1986 and as of the date of this Annual Report is owned by us (25%), PT Tigatra Media (38.29%) and Media Trio (L) Inc. Malaysia (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities.
PT Pasifik Satelit Nusantara (“PSN”)
PSN was established in July 1991 and as of the date of this Annual Report, PSN is owned by Magic Alliance Labuan Limited (24.06%), us (22.38%), Bank of New York (9.97%), Pulsa Labuan Limited (3.95%), Skaisnetindo Teknotama (1.83%), PT Trinur Cakrawala (3.75%), Hughes Space and Communications International (3.71%), Telesat Canada (3.71%) and others (26.64%). PSN provides transponder satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its Common Stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.
As part of the agreement signed on August 8, 2003 between us and Centralindo Pancasakti Cellular (CPSC), we were entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to us. We received the shares of CPSC in PSN on August 9, 2004, increasing our legal ownership interest in PSN to 43.69%. In 2005, our ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion by PSN. In 2006, our ownership interest in PSN was further diluted to 22.38% as a result of issuance of new shares to a new shareholder.
As of the date of this Annual Report, we are evaluating the costs and benefits associated with an increase of our ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.
PT Batam Bintan Telekomunikasi (“BBT”)
BBT was established in June 1996 and as of the date of this Annual Report is owned by us (5%) and Batamindo Investment (95%). BBT provides fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)
Bangtelindo was established in December 1993 in Indonesia. The shareholders of Bangtelindo are us (2.11%), our pension fund (54.23%) and others (43.66%). Bangtelindo’s primary business is providing consultancy services on the installation and maintenance of telecommunications facilities.
Indirect Ownership
Bridge Mobile Pte. Ltd.
On November 3, 2004, Telkomsel together with six other international mobile operators in the Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific.

Telkomsel previously held a 14.29% ownership interest. In 2005, Telkomsel’s ownership interest in Bridge Mobile Pte. Ltd. was diluted to 12.5% as a result of the issuance of new shares by Bridge Mobile Pte. Ltd. to a new shareholder, namely, Hong Kong CSL Limited.
Based on the accession agreement dated June 18, 2007, the parties agreed to admit SK Telecom Co., Ltd and Advance Info Service Public Company Limited as new shareholders of Bridge Mobile. In 2007, Telkomsel’s ownership interest in Bridge Mobile was diluted to 10.81%.
In 2007, Telkomsel has paid additional subscriptions of U.S.$1,200,000 (equivalent to Rp.11,069 million).
As of December 31, 2007 and 2008, Telkomsel’s contributions which represent 10% ownership interest amounted to U.S.$2,200,000 (Rp.20,360 million).
Scicom (MSC) Bhd
Scicom was the contact centre company established in Malaysia. On December 31, 2007, TII bought amounted to 2,475,100 of Scicom’s shares or 0.9% of total shares.
In 2008, TII bought 23,524,900 of Scicom’s shares or 8.88%. As of the date of this Annual Report, TII owns 26,000,000 of Scicom’s shares or 9.80% of total shares with nominal transactions amounted to U.S.$3.42 million (equivalent to Rp.30,961 million).
PT Mandara Selular Indonesia (“MSI”), previously called PT Mobile Selular Indonesia (“Mobisel”)
On January 13, 2006, we sold our entire ownership interest in MSI to a third party, Twinwood Venture Limited. The resulting gain was not significant to our consolidated statement of income.
TELKOM Organization Structure
In broad terms, TELKOM’s organization in 2008 comprised the BoC, the BoD and various Business Units. The BoC is led by the President Commissioner, responsible for supervising the operations of the Company. In carrying out its duties, the BoC is supported by several committees, including the Audit Committee, the Nomination and Remuneration Committee, and the Planning and Risk Review Committee. Coordination meetings, a joint meeting of the BoC and the BoD, are held once every two weeks.
As of December 31, 2008, our BoD consisted of eight members:
•	Rinaldi Firmansyah, President Director (CEO)

•	Ermady Dahlan, Director of Network and Solutions (Acting COO)

•	I Nyoman G Wiryanata, Director of Consumer

•	Arief Yahya, Director of Enterprise and Wholesale

•	Sudiro Asno, Director of Finance (CFO)

•	Faisal Syam, Director of Human Capital and General Affairs

•	Indra Utoyo, Director of Information Technology and Supply(CIO)

•	Prasetio, Director of Compliance and Risk Management
TELKOM organizational structure consists of the Corporate Office Group, comprising of the Directorate of Human Capital & General Affairs, Directorate of Finance, Directorate of Information Technology, Directorate of Compliance and Risk Management, the Strategic Investment & Corporate Planning Unit, the Internal Auditor Department, the Corporate Affairs Department, and the Corporate Communications Department. Whereas the Business Operations Group consists of the Directorate of Consumers, Directorate of Enterprises & Wholesale, and Directorate of Network and Solutions.
The Directorate of Finance focuses on the financial management of the Company, managing its financial operations centrally. This task is assigned to the Finance Center Unit. The Directorate of Human Capital & General Affairs focuses on the human resources of the Company, also managing the HR function and operations is centrally, through the Human Resources Center Unit. The Directorate of IT, under the Chief Information Officer (CIO), focuses on the IT management of the company, as well as supply management.

and the Information Service Center and Supply Center. The Directorate of Compliance and Risk Management focuses on the compliance, legal management and risk management of the Company. The Directorate of Network & Solutions focuses on infrastructure development and services management, as well as directing operations of the Telecommunications Infrastructure Division, Multimedia Division, Fixed Wireless Network Division, Research & Development Center and the Maintenance Service Center. The Directorate of Consumer focuses on managing delivery for the retail market segment, as well as the management of seven regional divisions. While the Directorate of Enterprise & Wholesale focuses on managing delivery channels to the enterprise and wholesale market segment, as well as the management of Enterprise Service Division and the Carrier & Interconnection Service Division.
To accelerate and ensure effective decision making process, the Directors are supported by Executive Committees, which is : Committee on Ethics, HR & Organization; Committee on Costing, Tariff, Pricing & Marketing; Committee on Corporate Social Responsibility; Committee on Regulations; Committee on Disclosure; Committee on Subsidiary Management; Committee on Products, Infrastructures and Investments; Committee on Treasury, Finance and Accounting; and Committee on Risks.
The foundation of TELKOM’s organization has been designed and developed with the view towards achieving sustainable development and growth over the long-term by focusing on meeting customer satisfaction, building cutting-edge infrastructure, providing quality service, and employing competent human capital.
PROFILE OF BoC
The members of the BoC as of December 31, 2008 were:

	Age as of December
Name	31, 2008	Title	Since
Tanri Abeng	67	President Commissioner	March 10, 2004
P. Sartono	64	Independent Commissioner	June 21, 2002
Arif Arryman	53	Independent Commissioner	June 21, 2002
Bobby A. A. Nazief	49	Commissioner	September 19, 2008
Mahmuddin Yasin	54	Commissioner	June 29, 2007

Tanri Abeng
Mr. Abeng, 67, served as President Commissioner of the Company since March 10, 2004. He previously held several other prominent positions, including Commissioner of PT Sepatu BATA from 1989 to 1998, President Director (1980-1991), and President Commissioner (1991-1998), of PT Multi Bintang Indonesia, President Director of PT Bakrie and Brothers (1991-1998) and President Commissioner of PT British American Tobacco Indonesia (1993 to 1998). He was elected to the People’s Assembly of Republic of Indonesia for six years (1993-1999) before becoming Minister of State Enterprises (1998-1999). A graduate of Hasanuddin University, he earned his Master’s degree in Business Administration from State University of New York, Buffalo, and completed the Advanced Management Program from Claremont Graduate School in Los Angeles.
P. Sartono
Mr. Sartono, 64, served as an Independent Commissioner of the Company since June 21, 2002. He has been with the company since 1972 and was Corporate Secretary from 1992 to 1995 before he retired in 2000. He has also held several other positions, such as Directorate General of Post and Communications between 1973 and 1985 and President Director of PT Telekomindo Primabhakti (1995-1998). After graduating in Law from the University of Indonesia, he earned a Master’s in Management (Marketing) from IPWI Jakarta. He also holds a Master’s in Law from the Institute of Business Law and Management (STI IBLAM) in Jakarta.
Arif Arryman
Mr. Arryman, 53, has been an Independent Commissioner of the Company since June 21st, 2002. He also served as an Independent Commissioner of PT Bank BNI Tbk for four years (2001-2005) and as advisor to the Coordinating Minister for Economic Affairs. He was also a member of the Assistance Team to the Minister of Finance. Mr. Arryman graduated with a degree in Industrial Engineering from Bandung Institute of Technology (ITB), a master's degree in Engineering from Asia Institute of Technology in Bangkok, Thailand, Diploma d’etude Approfondie in economics from Universite Paris-IX Dauphine in France and a doctoral degree in economics from Universite of Paris-IX Dauphine in France.
Bobby A.A. Nazief
Mr. Nazief, 49, has been a Commissioner of the Company since September 19, 2008. He is also serving as IT Senior Advisor to the Minister of Finance of the Republic of Indonesia. Previously, he served as the IT Senior Advisor to the Chairman of The Audit Board of The Republic of Indonesia and the Director of Computer Science Center, University of Indonesia. He is also a lecturer in the Faculty of Computer Science, University of Indonesia. He earned his Ph.D degree in Computer Science from University of Illinois at Urbana-Champaign.
Mahmuddin Yasin
Mr. Yasin, 54, has served as a Commissioner of the Company since June 29, 2007. He is also the Deputy for Restructuring and Privatization at the Ministry of State-Owned Enterprises, having previously served as the Ministry’s Director of Privatization and as Deputy Chairman of the Indonesian Bank Restructuring Agency (IBRA). He has also been President Commissioner of PT Socfin Indonesia since April 11, 2005 and President Commissioner of PT Pupuk Sriwijaya since July 8, 2004. Between 2001 and 2003, he headed the board of Dharmais Cancer Hospital and was a Commissioner of PT Indo Farma Tbk (2002-2003). After graduating in Economics from Krisnadwipayana University, Jakarta, he earned an MBA from Washington University, St. Louis, USA.

PROFILE OF BoD
The members of the BoD as of December 31, 2008 were:

	Age as of
Name	December 31, 2008	Title	Since
Rinaldi Firmansyah	49	President Director	February 28, 2007
Sudiro Asno	52	Director of Finance	February 28, 2007
Faisal Syam	53	Director of Human Capital and General Affairs	February 28, 2007
I Nyoman G Wiryanata	50	Director of Consumer	March 1, 2008*
Ermady Dahlan	56	Director of Network and Solution	March 1, 2008*
Arief Yahya	48	Director of Enterprise and Wholesale	June 24, 2005
Prasetio	49	Director of Compliance and Risk Management	February 28, 2007
Indra Utoyo	47	Director of Information Technology and Supply	February 28, 2007

*	On February 28, 2007, Mr. I Nyoman G Wiryanata and Mr. Ermady Dahlan were appointed as Director of Network and Solution and Director of Consumer, respectively. They have been reassigned to new positions through a decree of the BoC effective February 29, 2008.
Rinaldi Firmansyah
Mr. Firmansyah, 49, has served as President Director of the Company since February 28, 2007. He was previously the Director of Finance (2004-2007). Other important positions he has held include Vice President Commissioner of PT Bahana Securities (2003-2004), President Director of PT Bahana Securities (2001-2003), and Commissioner and Head of the Audit Committee of PT Semen Padang (2003). After graduating with a degree in electrical engineering from the Bandung Institute of Technology (ITB), he earned his MBA from the Indonesian Institute of Management Development, Jakarta. He is also a Chartered Financial Analyst (CFA).
Sudiro Asno
Mr. Asno, 52, has been Director of Finance of the Company since February 28, 2007. After joining the Company in 1985, he held several positions in the finance department before being appointed Senior General Manager of TELKOM’s Finance Center. He is a graduate in Economics, majoring in Accounting, from Padjajaran University, Bandung.
Faisal Syam
Mr. Syam, 53, has served as the Company’s Director of Human Capital and General Affairs since February 28th, 2007. He has been with the Company since 1983, and once held the position of Senior General Manager of TELKOM’s Human Resource Center. This graduate in Mathematics from University of North Sumatra also has a Master’s degree in management from the Bandung School of Management (STMB).
I Nyoman G. Wiryanata
Mr. Wiryanata, 50, was appointed as Director of Network and Solution since February 28, 2007. However, he was then reassigned as Director of Consumer through a decree of the BoC effective March 1, 2008. He has held several positions since joining the Company in 1983, including Executive General Manager of Regional Division I (Sumatra). A graduate in electrical engineering from the Surabaya Institute of Technology, he also holds a Master’s degree in Business Administration from the Prasetya Mulya Institute of Management.
Ermady Dahlan
Mr. Dahlan, 56, has served as Director of Consumer since February 28, 2007. However, he was then reassigned as Director of Network and Solution through a decree of the BoC effective March 1, 2008. He joined the Company in 1973 and once held the position of Executive General Manager of Regional Division II (Jakarta). He graduated from the National Telecommunication Academy, Bandung with a degree in Telecommunications.

Arief Yahya
Mr. Yahya, 48, has been Director of Enterprise & Wholesale since June 24, 2005. After joining the Company in 1986, he served as Head of TELKOM’s Regional V Division (East Java) and Regional Division VI (Kalimantan). He has a degree in electrical engineering from the Bandung Institute of Technology and a Master’s degree in Telecommunications Engineering from University of Surrey.
Prasetio
Mr. Prasetio, 49, was appointed Director of Compliance & Risk Management on February 28, 2007, having joined the Company in 2006 as Executive Vice President of Risk Management, Legal & Compliance. He was appointed as an Independent Commissioner of PT Bank BRI Tbk by the Minister of State Enterprises (July-October 2004). His previous positions also include Director of Finance of PT Merpati Nusantara Airlines (2004-2005),, Advisor to the CEO of PT Bank BNI Tbk (April-July 2004), Executive Vice President and Managing Director/Chief Financial Officer of PT Danamon Indonesia (2001-2004), Vice Chairman of Bank Prima Express (2000-2001), Senior Vice President of the Indonesian Bank Restructuring Agency (IBRA) (1999-2001), and Vice President Group Head of PT Bank Niaga Tbk (1994-1999) . After graduating with a degree in Accounting from Airlangga University, Surabaya, in 1983, he qualified as a State Registered Accountant in 1984. He completed the Advanced Finance & Commercial Lending Program at the State University of New York in Buffalo in 1994 and the Top Management Program at the Manila’s Asian Institute of Management in 1996.
Indra Utoyo
Mr. Utoyo, 47, has served as Director of Information Technology and Supply since February 28, 2007. He joined the Company in 1986 and was previously Senior General Manager of TELKOM’s Information System Center. He graduated from the Bandung Institute of Technology with a degree in telecommunications and earned a Master’s in Communications and Signal Processing from Imperial College of Science, Technology and Medicine, University of London.

SENIOR MANAGEMENT
B. Eddy Praptono
Act Head of Corporate Affair
B. Eddy Praptono
Head of Corporate Communication
Tjatur Purwadi
Head of Internal Audit
David Burke
EVP Strategic Investment & Corporate Planning
Eddie Wibawa
VP Synergy & BoD Office Administration
Santoso Rahardjo
VP Business Performance & Evaluation
Heri Supriadi
VP Investor Relations/ Corporate Secretary
Eddy Kurnia
VP Public & Marketing Communication
Herdy Rosadi Harman
VP Regulatory Management
Johni Girsang
VP Product Owner Audit
Mohammad Nuhin
VP Delivery Channel Audit
Martinus Wisnu Adji
VP Corp. Office & Shared Serv. Audit
Hery Bowopoernomo
VP General Service
Rizkan Chandra
VP Infrastructure and Service Planning
Anie Sulistiani Soendjojo
VP Network Operation
Sumrahadi
Act VP Tariff
Arief Musta’in
VP Product Management
Teni Agustini
VP Marketing & Customer Care

Tri Djatmiko
VP Sales
Dwi Sasongko Purnomo
VP Access
Slamet Riyadi
VP Enterprise
Abdus Somad Arief
Acting VP Wholesale
Abdus Somad Arief
VP Business Development
Sofwani
VP Business Effectiveness
Pahala Putrantara Hariandja
VP Process Risk Management
Ikhsan
VP System Risk Management
Teddy Tedja Permana
VP Legal & Compliance
Michael Gatut Awantoro
VP Financial & Logistic Policy
Teguh Wahyono
VP Management Accounting
Ofan Sofwan
VP Treasury & Tax Management
Bambang Hardiono
VP Financial Accounting
Heri Supriadi
VP Subsidiary Performance
Pandji Darmawan
VP Human Resources Policy
Wien AswantoroWaluyo
VP Industrial Relations
Djaka Sundan
VP Organization Development
Sutoto
VP Supply Planning & Control
Ahmad Kordinal
VP Asset Management

Halim Sulasmono
VP IT Policy
Joddy Hernady
VP Corporate Strategic Planning
Budhi Santoso
VP Strategic Business Development
Mustapa Wangsaatmadja
SGM R&D Center
Nana Iriana
SGM Maintenance Service Center
Ketut Suwirya Kardha
SGM Supply Center
Ana Adriana
SGM Finance Center
Alini Gilang
SGM HR Center
Rizkan Chandra
SGM Learning Center
Janto Warjanto
SGM TELKOM MCC
Erwien Djuaini
SGM Community Development Center
Judi Rifajantoro
SGM Information System Center
Edy Irianto
Acting EGM Infratel Division
Dodiet Hendrojono
EGM Fixed Wireless Network Division
Ruslan Rustam
EGM Multimedia Division
Muhammad Awaluddin
EGM Regional Division I
Mas’ud Khamid
EGM Regional Division II
Walden Robert Bakara
EGM Regional Division III
Zulheldi
EGM Regional Division IV

Triana Mulyatsa
EGM Regional Division V
Sukardi Silalahi
EGM Regional Division VI
Elvizar
EGM Regional Division VII
Deny Rudiana
EGM Enterprise Service Division
Tutut Arief Bahtiar
EGM Carrier & Interconnection Service Division
Freddy Triany
Project Management Office Coordinator

PRODUCTS AND SERVICES
Business transformation, apart from corporate restructuring, can also be carried out by other means, one of which is through innovative business development that specifically accommodates the needs of the customer while, at the same time, reap vast opportunities. TELKOM, in its position as an integrated telecommunications operator, embarked on a number of business developments that covers fixed wireline, fixed wireless, cellular, data & internet, and network & interconnection and are aimed at fulfilling the needs of all types of customers ranging from the retail consumer, the corporate customer, and even other licensed operators.
The success of its business allows the Company to optimally synergize its entire potential at its disposal so as to position itself as the total solutions provider to customers as well as strengthen the Company’s position in the face of increased competition. For this purpose, TELKOM Group had carried out a number of synergies in relation to its marketing and sales promotion.
TELKOM Group’s products and services comprise of over 200 products and services, and are categorized based on its portfolio business. The Company’s products and services are classified into the following: fixed wireline, fixed wireless, cellular, data & internet, and network & interconnection.
The following details the products and services that are major contributors of TELKOM’s revenues.
Fixed wireline
TELKOMLokal. TELKOMLokal or specifically identifies with calls between subscribers within a range of less than 30 km or within one local boundary. The caller number of the person called and the caller number of the caller are within the same area code. The tariff rate used for local telephone calls is Rp.250 per pulse rate.
TELKOMSLJJ. TELKOMSLJJ or commonly referred to SLJJ (Sambungan Langsung Jarak Jauh or Long Distance Direct Dialing) is a long-distance telephone service within Indonesia. The caller and the receiver utilize different area codes. The charges are dependent on the distance, time, and date of the call.
TELKOMSLI-007. Previously, this product and service was named TELKOM International Call (TIC) 007 as it launched on June 2004. On May 2006, TELKOM changed its name to TELKOMSLI-007. TELKOM Sambungan Langsung International (SLI) 007 The Real Connection is international direct dialing by means of the 007 access code. This service is also provides operator-assisted call by dialing 107. TELKOMSLI-007 provides a promotional campaign with seven ‘real’ benefits in the form of: real expert, real time & price, real simple, real value, real care, real sound, and real lifestyle.
TELKOMSpeedy. Speedy Broadband Access is a broadband service that uses the ADSL (Asymmetric Digital Subscriber Line) technology for high-speed internet access with a speed of up to 1024 Kbps (downstream). Speedy provides data services, multimedia, and telephone/fax simultaneously by means of an existing telephone cable line.
To subscribe for the service customers need only to contact TELKOM via 147 or Plasa TELKOM, and are not required to utilize other internet service providers. Access fees and internet charges are combined within one billing statement while as customer service is accessible under one gateway, 147 or Plasa TELKOM. The service provides dedicated connection that is highly reliable and secure, through a modem that allows one line to be utilized simultaneously by a number of users.
Fixed Wireless
TELKOMFlexi. TELKOMFlexi is a voice and data telecommunications service that is based on wireless CDMA (Code Division Multiple Access) 2000-1x technology and the charges are based on the tariff rates for residential telephones (PSTN TELKOM). The license of TELKOMFlexi’s services are limited to a particular area code (limited mobility), as it does not possess roaming facilities unlike cellular operators.
TELKOMFlexi possesses a sound quality that is very clear and emits low radiation. There are a wide range of terminals that customers can choose to use ranging from mobile to fixed terminal. Mobile Set (handset

CDMA) users can either use for a postpaid Flexi (FLEXIClassy) and a pre-paid (FLEXITrendy) services, while as fixed users can utilize FLEXIHome which is accessible by Fixed Wireless Terminal (FWT) and is based on the ESN (Non SIM Card) system. There are three basic services can be provided by TELKOMFlexi : voice, SMS and low speed data as well as Ring Back Tone (RBT) as the part of value added services.
The very competitive product of TELKOMFlexi is FLEXICombo which allows customers the possibility of having two or three Flexi numbers in one card. FLEXICombo is a service innovation derived from FLEXIClassy and FLEXITrendy that is specifically designed to provide its users with inter-city mobility and is intended for users that frequently use roaming services.
Cellular
Telkomsel. Telkomsel is a provider of cellular telecommunications services that utilizes GSM and 3G technology. Through its product lines: kartuHALO, simPATI, and Kartu As, Telkomsel offers one postpaid service and two prepaid card services. Users of Telkomsel are entitled to various features, applications, and value added services, including SMS, WAP, GPRS, MMS, WiFi, International Roaming, mobile banking, CSD, and EDGE. These features are backed by a wide network coverage and offers competitive tariff rates that are specifically designed to serve the needs and requirements of communication and multimedia.
kartuHALO. Initially introduced in 1995, kartuHALO is the most widely used postpaid service, which ended the year 2008 with 1.94 million customers. With around 60% share of postpaid market, kartuHALO remains the leader in this segment. kartuHALO has 3 options : HALO keluarga for family package, HALObebas offers several packages, which included special tariff for calls to 10 favorite numbers, 150 free SMS per month, waiver of monthly fee, and nation-wide flat tariff; and HaloHybrid which is a postpaid service that can be switched to prepaid service anytime the customers desire or until the customers have reached the usage limit.
simPATI. This product is the first and the most popular prepaid service card in Asia and is Telkomsel’s most successful product. The difference between this prepaid service from those of other operators is that simPATI provides international roaming services and free national/domestic roaming. Another competitive advantage of simPATI is its security features (it cannot be bugged or duplicated), accessibility, and affordable price. Users of simPATI will get maximum value from a wide range of uninterrupted services from one card. Telkomsel offers two varieties of simPATI card namely simPATI Ekstra and simPATI PeDe.
Kartu As. Launched in 2004, Kartu As is an affordable and inexpensive prepaid service. Kartu As can be used throughout Indonesia with a competitive talk time. In September 2008, Telkomsel launched a new starter package called Kartu As Frees that offers free daily updates as well as 100 free SMS each month.
Data and Internet
TELKOMGlobal-01017. TELKOMGlobal-0107 is a premium VoIP international calling service that allows international calls to be made through the internet by inputting the access code of 01017 for calls to over 253 country code destinations. The charges applied for this service is 76.9% of the IDD charges to all countries and does not utilize a timeband. Legal and easy to use TELKOMGlobal-01017, does not require additional equipment to access and simply uses a one stage dialing method.
TELKOMsave. TELKOMSave is a standard VoIP international & long distance calling service that is similar to TELKOMGlobal-01017 however it utilizes a two-stage dialing method. In order to place international calls or long distance calls, the customer must initially dial the access code, input the pin number, and subsequently dial the desired phone number. The tariff applied for the service is 69% of the IDD. Post-paid and pre-paid customers can avail of this service.
TELKOMnet Instan. TELKOMNet Instan provides dial-up internet access without having the need to be a subscriber and is specifically designed to meet the demands of accessibility and ease of use. To access this service, the customer only needs to access the internet connection configuration on the computer and input dial number 0809 8 9999, configuration DNS and proxy server is left blank. In order to log in, the customer is required to complete the following user name: TELKOMnet@instan, and password: TELKOM. The cost will be based on the amount of time the line is used which will then be reflected in the phone bill.
plasa.com (www.plasa.com). TELKOM’s web portal service that provides information services as well as an Indonesian-speaking internet community with specific emphasis on the national educational community. plasa.com is expected to become the most comprehensive information portal and internet community that is backed up with high speed internet access.
The plasa.com currently has a number of portal services which include: Free email services, Online WebForum, Online Classified Ads services, Online Blogging for netters, Electronic Cards services, Online Webchat services and IRC-like Webchat, Online Messaging services, RSS News clips and Komunitas Sekolah Indonesia-KSI (Indonesian School Community). The developer group of Plasa.com portal also keep developing new channel to enrich online content such as video music in the future.
i-VAS Card. To support internet users, TELKOM has issued the i-VAS (Internet Value Added Service) Card that uses a prepaid payment (micropayment) system to access various contents and internet services.
The internet Portal currently offers a wide array of services ranging from downloading a ring tone, applications, e-mail, games, and others. The variety of content and services provided through the internet, in line with the growing popularity and application of the internet in Indonesia, continues to grow. This growth has spurred forth the demand for a dependable and secure online payment system to facilitate payment transactions with a nominal value that is not too significant. For this specific purpose, credit cards may not be the right means for payment as the price for the amount purchased may not be applicable or significant.
TELKOM seeks to provide a viable solution to this by launching the i-VAS card with its trademark “One Card Multi Internet Services” (Satu Kartu Multi Layanan Internet) and is a form of payment for a variety of content or internet services that utilize micropayment, with a transaction value of under Rp.200,000.
Ventus. Ventus is a value-added service and convergence of electronic mail services (e-mail) and mobile system or more commonly referred to as mobile push e-mail that is made possible by means of relaying the e-mail that is usually communicated via desktop and laptop to a smartphone or a PDA phone. Through Ventus, the e-mail account holder can receive and send electronic messages, and not just merely via SMS, through mobile phone terminals or a PDA.
Ventus is categorized as a multimedia service for Application Service Provider (ASP), whereby TELKOM functions as a relay system from various mail system owned by customers or managed by TELKOM for its end-users. As an ASP, customers will pay a rental fee towards the use of the Ventus application on a monthly basis to TELKOM in addition to the kilobyte charges incurred with the use of GPRS or PDN services provided by mobile/wireless operators. Ventus can also be used by Companies that operate its own e-mail system as a vital and collaborative application used to support business activities.
Network and Interconnection
TELKOMIntercarrier. TELKOMIntercarrier is TELKOMs service for other licensed operators. TELKOMIntercarrier provides domestic interconnection services, international interconnection services, satellite services, leased line, infrastructure & facility sharing, data services. and network access services.
TELKOMVision. TELKOMVision is the brand name of PT Indonusa Telemedia, a subsidiary of TELKOM that operates a pay TV service. The service provided by TELKOMVision include Cable TV, fast internet, and satellite TV.
Cable TV utilizes HFC (Hybrid Fiber Coaxial), a technology that combines 2 physical access comprised of fiber optic with coaxial cable. Premium TV channels such as HBO, Cinemax and Star Movie are provided within one basic package, without additional fees required.
Subscribers of TELKOMVision can utilize a high-speed broadband internet service (at 30 Mbps downstream and 512 Kbps upstream), with no time limits and no additional phone pulse charges. By means of a broadband cable modem Data Over Cable Service Interface Specification (DOCSIS) 1.0, subscribers can avail of services provided by the TELKOMNet network through the Multimedia Division of TELKOM.
In addition to the cable network, TELKOMVision also has a Satellite TV (DTH-Direct to Home) service that utilizes infrastructure provided by TELKOM’s satellites, in the form of TELKOM-1 and TELKOM-2, with extended C-band technology and require additional equipment such as a mini satellite dish and a decoder.
MAP OF OPERATION
PROPERTY, PLANT AND EQUIPMENT
Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights, notably rights to build (Hak Guna Bangunan) and rights to use (Hak Pakai), whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the land rights are freely tradable and may be pledged as security under loan agreements.
As of December 31, 2008, we, excluding our subsidiaries, had land use rights to approximately 2,452 properties. We hold registered rights to build for the majority of our real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of our real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of our properties are mortgaged. We are not aware of any environmental issues which may affect the utilization of our properties.

CORPORATE OFFICE AND REGIONAL
Head Office
GKP TELKOM
Jl. Japati No. 1
Bandung 40133
Tel. : (62-22) 452 1108, 452 7252
Fax : (62-22) 720 3247
Corporate Communications
Grha Citra Caraka Building 5th floor
Jl. Jend. Gatot Subroto No. 52
Jakarta 12710
Tel. : (62-21) 521 5109
Fax : (62-21) 522 0500
Regional Division I — Sumatra
Jl. Prof. H.M. Yamin, SH No. 2
Medan 20111
Tel. : (62-61) 415 1747
Fax : (62-61) 415 0747
Regional Division II — Jakarta
Grha Citra Caraka Building
Jl. Jenderal Gatot Subroto No. 52
Jakarta 12710
Tel. : (62-21) 521 5100, 521 5105
Fax : (62-21) 520 2733
Regional Division III — West Java and Banten
Jl. W.R. Supratman No. 66A
Bandung 40122
Tel. : (62-22) 453 2211 , 452 3801
Fax : (62-22) 453 2134
Regional Division IV — Central Java and Yogyakarta
Jl. Pahlawan No. 10
Semarang 50241
Tel. : (62-24) 830 2312, 830 2331
Fax : (62-24) 830 2313
Regional Division V — East Java
Jl. Ketintang No. 156
Surabaya 60231
Tel. : (62-31) 828 6000, 828 6250
Fax : (62-31) 828 6080
Regional Division VI — Kalimantan
Jl. M.T. Haryono No. 169, Ring Road
Balikpapan 76114
Tel. : (62-542) 556 889, 556 242, 873 500
Fax : (62-542) 873 030

Regional Division VII — Eastern Indonesia
Jl. A.P. Pettarani No. 2
Makassar 90221
Tel. : (62-411) 889 977, 272 7003
Fax : (62-411) 889 959
Infratel Division
Grha Citra Caraka Building
Jl. Jenderal Gatot Subroto No. 52
Jakarta 12710
Tel. : (62-21) 522 1500
Fax : (62-21) 522 9600
Enterprise Services Division
Chase Plaza Building
Jl. Sudirman Kav.21 No. 70-71, 5th floor
Jakarta 12910
Tel. : (62-21) 386 6600, 386 0068
Fax : (62-21) 386 8400
Unit Corporate Customer
Jl. Kebon Sirih Kav. 10-12
Jakarta Pusat 10100
Tel. : (62-21) 386 6006
Multimedia Division
Menara Multimedia 17th floor
Jl. Kebon Sirih No. 12
Jakarta 10110
Tel. : (62-21) 386 0500
Fax : (62-21) 386 0300
Fixed-Wireless Network Division
Wisma Antara 9th-10th floor
Jl. Merdeka Selatan No. 17
Jakarta
Tel. : (62-21) 344 7070
Fax : (62-21) 344 0707
Maintenance Service Center
Jl. Japati No. 1, 4th floor
Bandung 40133
Tel. : (62-22) 452 4120, 452 4129
Fax : (62-22) 452 4125
TELKOM Learning Center
Jl. Gegerkalong Hilir No. 47
Bandung 40152
Tel. : (62-22) 201 4508, 201 4441
Fax : (62-22) 201 4429

TELKOM Supply Center
Jl. Japati No. 1, 6th floor
Bandung 40133
Tel. : (62-22) 452 6170
Fax : (62-22) 720 6583
Research and Development Center
Jl. Gegerkalong Hilir No. 47
Bandung 40152
Tel. : (62-22) 457 4784
Fax : (62-22) 457 1171
Information System Center
Jl. Japati No. 1, 4th floor
Bandung 40133
Tel. : (62-22) 452 4228
Fax : (62-22) 720 1890
Carrier and Interconnection Services Division
Menara Jamsostek 10th floor
Jl. Jenderal Gatot Subroto Kav. 38
Jakarta 12710
Tel. : (62-21) 5291 7007
Fax : (62-21) 5289 2080
Management Consulting Center
Jl. Cisanggarung No. 2
Bandung 40115
Tel. : (62-22) 452 1620, 452 1549
Fax : (62-22) 721 7473
TELKOM Community Development Center
Jl. Japati No. 1, 8th floor
Bandung 40133
Tel. : (62-22) 452 8219
Fax : (62-22) 452 8206
Assessment Service Center
Jl. Japati No. 1, 3rd floor
Bandung 40133
Tel. : (62-22) 452 3359, 452 3360
Fax : (62-22) 452 3344
Subsidiaries
PT. Telekomunikasi Selular
Wisma Mulia
Jl. Jend. Gatot Subroto Kav. 42
Jakarta 12710
Tel. : (62-21) 524 0811 ext. 11520/11556
Fax : (62-21) 529 06123
PT. Infomedia Nusantara
Jl. R.S. Fatmawati No. 77-81
Jakarta Selatan 12510
Tel. : (62-21) 720 1221
Fax : (62-21) 720 1226

PT. Indonusa Telemedia
Gedung Pusyantel, 3rd Floor
Jl. Prof. Dr. Supomo No. 139, Tebet
Jakarta Selatan
Tel. : (62-21) 829 8800
Fax : (62-21) 831 7400
PT Graha Sarana Duta
Jl. Kebon Sirih No. 10-12
Jakarta Pusat 10110
Tel. : (62-21) 380 0900/901
Fax : (62-21) 348 30653
PT. Telekomunikasi Indonesia International
Menara Jamsostek North Tower, 24th floor
Jl. Jend. Gatot Subroto No. 38
Jakarta 12710
Tel. : (62-21) 2995 2300
Fax : (62-21) 5296 2358
PT. Multimedia Nusantara
Century Tower 11th Floor
Jl. H.R. Rasuna Said Kav. X-2 No. 4
Jakarta Selatan 12950
Tel. : (62-21) 521 0123
Fax : (62-21) 521 0124
PT. Dayamitra Telekomunikasi
Gedung Graha Pratama 9th Floor
Jl. M.T. Haryono Kav.15
Jakarta
Tel. : (62-21) 8370 9592/93
Fax : (62-21) 8370 9591
PT. Pramindo Ikat Nusantara
Plaza Kuningan Annex Building Suite 702
Jl. HR. Rasuna Said Kav. C11-C14
Jakarta Selatan 12940
Tel. : (62-21) 520 2560
Fax : (62-21) 529 2156
Associate Companies
PT. Batam Bintan Telekomunikasi
Wisma Indocement, Lt.2
Jl. Jendral Sudirman Kav.70-71
Jakarta 12910
Tel. : (62-21) 251 2147
Fax : (62-21) 251 0436
Batamindo Industrial Park
Jl. Markisah, Batam 29433
Tel. : (62-770) 612 300
Fax : (62-770) 612 200

PT. Citra Sari Makmur
Chase Plaza, 16th floor
Jl. Jend. Sudirman Kav. 21, No. 70-71
Jakarta 12910
Tel. : (62-21) 520 8311
Fax : (62-21) 570 4656
PT. Finnet Indonesia
Menara Bidakara 21th Floor
Jl. Gatot Subroto Kav. 71-73
Jakarta 12810
Tel. : (62-21) 829 9999
Fax : (62-21) 828 1999
PT. Pasifik Satelit Nusantara
Gedung Kantor Taman
A9 Unit C3 & C4
Jl. Mega Kuningan Raya Lot 8/9 No. 9
Jakarta 12950
Tel. : (62-21) 576 2292
Fax : (62-21) 576 4181
PT. Patra Telekomunikasi Indonesia
Jl. Pringgodani 2 No.33
Alternatif Cibubur
Depok 16954
Tel. : (62-21) 845 4040
Fax : (62-21) 845 7610
PT. Pembangunan Telekomunikasi Indonesia
Jl. Mangga No.4
Bandung 40114
Tel. : (62-22) 721 6282
Fax : (62-22) 720 2596
PT. Sigma Citra Caraka
Menara DEA, 8th Floor
Kawasan Mega Kuningan
Jl. Mega Kuningan Barat IX Kav.E.43 No. 1
Tel. : (62-21) 576 2150
Fax : (62-21) 576 2155
Ariawest International Finance B.V
Equity Trust Co. Nv.
Strawinskylaan 3105, Atrium 7th Floor
1077 ZX Amsterdam
The Netherlands
Tel. : (31-20) 406 44 65
Fax : (31-20) 642 76 75
PT. Balebat Dedikasi Prima
Jl. Veteran II No.17 Teluk Pinang Ciawi
Bogor 16720
Tel. : (62-251) 824 3338
Fax : (62-251) 824 2552

Scicom Bhd
Business Office
Scicom (MSC) Berhad
25th Floor, Menara TA One,
22, Jalan P. Ramlee
50250 Kuala Lumpur
Malaysia
Tel. : (60-3) 2162 1088
Fax : (60-3) 2164 9820
Stock Exchange Supporting Agencies and Profession
Custodian (Biro Administrasi Efek)
PT Datindo Entrycom
Jl. Jendral Sudirman Kav. 34-35
Jakarta 10220
Tel. : (62-21) 5709009
Fax : (62-21) 5708914
Depository Central Efek
PT. Kustodian Saham Efek Indonesia
Jakarta Stock Exchange Building
1st Tower, 5th Floor
Jl. Jend. Sudirman, Kav.52-53
Jakarta, 12190
Tel. : (62-21) 5299 1004, 5299 1005, 5299 1006
Fax : (62-21) 5299 1129
Rating Agency
PT Pefindo
Setiabudi Atrium 8th
Suite 809-810
Jl. H.R. Rasuna Said, Kav 62,
Jakarta 12920
Tel. : (62-21) 521 0077
Fax : (62-21) 521 0078
Custodian Bank of ADS
The Bank of New York Mellon
Depositary Receipts
101 Barclay Street
22nd Floor West
New York, NY 10286
Tel. : (1-212) 815 8162
Fax.: (1-212) 571 3050
External Auditor
KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers global network (“PwC”)
Plaza 89
Jl. H.R. Rasuna Said, Kav X7 No.6
Jakarta 12940
Tel. : (62-21) 521 2901
Fax : (62-21) 5290 5555/ 5050

CHAPTER 9
APPENDICES
GLOSSARY
3G
Is the generic term for third generation mobile phone technologies. 3G offers very high speed connections to cellular phones, enabling video conference and other applications requiring broadband connectivity to the internet. Users connecting to the internet from a laptop using either a cell phone and data cable or a PC card also benefit from 3G
ADS
American Depositary Share, which is a certificate (known as an ADR) being traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. One ADS of TELKOM represents 40 of TELKOM’s Series B Shares. The ratio of shares to ADS is 40:1.
ARPU
(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base. It is computed by dividing total revenues (including gross interconnection revenues) for a given period by the respective average number of subscribers for such period, except that for the mobile cellular service, revenues do not include connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts.
ATM
(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.
B2B
(Business-to-Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.
Backbone
Refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.
Bandwidth
Refers to the capacity of a communication link.
BTS
(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.
Capacity Utilization
Refers to the ratio of lines in service to local exchange capacity or installed lines.
CDMA
(Code Division Multiple Access) is a wide-band spread-spectrum network technology.
DCS
(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

DGPT
Is the Director General of Post and Telecommunications.
Distribution Point
Is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.
DLD
Refers to domestic long-distance telecommunications services such as long-distance telephone calls and leased lines services.
Downlink
Refers to the receiving portion of a satellite circuit extending from the satellite to the Earth.
Dropwire
Is the wire connecting the subscriber’s premises to the distribution point.
DSL
(Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.
Dual band
Refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.
Duopoly System
Is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed line telecommunication services including domestic long-distance and international long-distance.
e-business
Refers to electronic business solutions including electronic payment services, internet data centers and content and application solutions.
Earth Station
Is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.
Erlang
refers to a unit of measurement of telephone traffic equal to one hour of conversation.
FTTx
FTTx is an optical fiber technology based access network topology that is aimed to improve service because of the limitation of Broadband copper access network (xDSL) especially on distance range. FTTx is able to provide various services simultaneously (multiservice) as voice, internet/data, video (interactive, Broadcast) with the ability to supply high bandwidth and high speed data transmission. In its implementation , FTTx has several operation modes/fiber penetrations, that is : FFH (Home), etc.

Fixed Cellular
Refers to a form of fixed wireless technology that uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.
Fixed Line
Refers to fixed wireline and fixed wireless.
Fixed Wireless
Refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.
Fixed Wireline
Refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.
Frame Relay
Is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.
Gateway
Is a peripheral that bridge between packet based network (IP) to circuit based network (PSTN).
Government
Refers to the Government of the Republic of Indonesia.
GPRS
(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent
GSM
(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.
HSPA
Evolved High Speed Packet Access (HSPA+) is defined in 3GPP release 7. It introduces a simpler IP-centric architecture for the mobile network bypassing most of the legacy equipment. HSPA+ boosts peak data rates to 42 Mbit/s on the downlink and 22 Mbit/s on the uplink.
IDD
(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.
IDX
Refers to the Indonesia Stock Exchange
INSYNC2014
Refers to Indonesia Synchronized 2014, TELKOM’s marketing campaign to provide improved technological solutions to fulfill lifestyle need for quality multimedia services at competitive prices. Under this campaign, TELKOM has launched various infrastructure and telecommunication services based on NGN.
Installed Lines
Refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers
Intelligent Network or IN
Is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

IP
(Internet Protocol) is the method or protocol by which data is sent from one computer to another on the Internet.
IP DSLAM
(Internet Protocol Digital Subscriber Line Access Multiplexer). A Digital Subscriber Line Access Multiplexer (DSLAM) allows telephone lines to make faster connections to the internet. It is a network device, located near the customer’s location that connects multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques
ISDN
(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high-speed internet connectivity.
ITRB
Refers to the Indonesian Telecommunications Regulatory Body
Kbps
(Kilobits per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.
KSO
(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies, or in cases where TELKOM has acquired the consortium partner, by TELKOM.
KSO Agreements
Refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period. See KSO Period.
KSO Period
Refers to the period covered by a KSO Agreement
KSO Unit
Refers to a regional division of TELKOM managed and operated pursuant to the relevant KSO Agreement
LAN
LAN a network of interconnected workstations that enables network resources sharing. Typically, LAN covers a limited area (for example, within a building).
Leased Line
Is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.
Lines In Service
Refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM
Local Call
Is the call among subscribers in the same numbering area without any prefix number being required.
Local Exchange Capacity
Refers to the aggregate number of lines at a local exchange connected and available for connection to outside plant.

MHz
(Megahertz) is a unit of measure of frequency. 1 MHz is equal to one million cycles per second.
Microwave Transmission
Is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.
MMS
(Multimedia Messaging Services) the service enables costumer to send a multimedia message (MM) to the receiver customer
MoC
Refers to the Ministry of Communication. See MoCI.
MoCI
Refers to the Ministry of Communication and Information, to which telecommunications regulatory responsibility was transferred from the MoC in February 2005.
Modern License
Is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.
MoF
Refers to the Ministry of Finance.
MSAN
(Multi Service Access Network) represents the third generation of OAN technology that has ability to provide various kind of service such as:
•	Access Gateway function in the NGN era that is able to be connected directly to Softswitch to provide Voice service (H.248/Megaco based).

•	Broadband Access multiplexer function that brings ADSL, ADSL2/2+ G.SHDSL2+ Annex M based service.
In other words, MSAN is the development of NG-DLC that represents part of MSOAN technology developed by integrating IP DSLAM function and Access Gateway in single platform. MSAN should also able to provide triple play service that distribute high speed internet access (HSIA), Voice packet services and IPTV service simultaneously through the same of infrastructure.
MTR
(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.
NGN
(Next Generation Networking) As the technology development and the need of modern society, where the required services, are not only voice but also data and multimedia, and in order to improve the efficiency on the network side, the new packet based network type has been introduced in this recent years.
NSS
(Network Switching Subsystem) is core part of GSM system. NSS handle switching functions, mobility management function and manages the communications between mobile phone other telephone network.
OLO
(Other License Operator) refers to operators other than TELKOM.

Optical Fiber
Refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.
Outside Plant
Is the equipment and facilities used to connect subscriber premises to the local exchange.
PBH or Revenue-Sharing Arrangement
(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.
PDN
Provides transport mechanism of packet data among network entity
PPLT
Refers to Penyediaan dan Pengembangan Layanan Telekomunikasi or Provision and Development of Telecommunications Services program established by TELKOM to provide telecommunication infrastructure to certain regions where telecommunication services are not available.
PSTN
(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.
RIO
(reference interconnection offer) is a regulatory term covering all facilities, including interconnection tarrifs, technical facilities and administrative issues offered by one telecommunications operator to other telecommunications operator for interconnection access.
RSA
Refers to the Revenue-Sharing Agreement
RUIM or RUIM card
(Removable User Identity Module) is a smart card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.
SLJJ
Refers to Sambungan Langsung Jarak Jauh or domestic long distance.
Satellite Transponder
Is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.
SIM or SIM card
(Removable User Identity Module) is a “smart” card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.
SMS
(Short Messaging Service) is a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.

Softswitch
Softswitch is a central device in a telephone network which connects calls from one phone line to another, entirely by means of software running on a computer system. This work was formerly carried out by hardware, with physical switchboards to route the calls.
Switch
Is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.
Trunk Exchange
Is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or a trunk switch.
UMTS
(Universal Mobile Telephone System) is a one of the Third Generation (3G) mobile systems being developed within the ITU’s IMT-2000 framework
USO
(Universal Service Obligation) is the service obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.
VoIP
(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.
VPN
(Virtual Private Network) is a secure private network connection, built on top of publicly-accessible infrastructure, such as the Internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide security to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.
VPN Frame Relay
VPN service uses frame relay network
VPN IP
Is data communication service of IP Multi Protocol Label Switching (MPLS) based any to any connection. This service is connected to the data security system, L2TP and IPSec. The speed depends on the customer need ranging from 64 kbps to 2 Mbps.
VSAT
(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.
WAP
(Wireless Application Protocol) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment (infotainment), games and micro payments.
WiMAX
(Worldwide Interoperability for Microwave Access) is a telecommunications technology that provides wireless transmission of data using a variety of transmission modes, from point-to-point links to portable internet access.
WLL
(Wireless Local Loop) is a means of providing local loop (the physical connection from the subscriber’s premises to the carrier’s point of presence or POP) facility without wires, which allows carriers to provide local loop with approximately 1 Gbps or more in aggregate bandwidth per coverage area. WLL is particularly effective in rocky or soggy terrain.

CROSS REFERENCE TO FORM 20-F

ITEM	REQUIRED ITEM IN FORM 20-F		PAGE NUMBER

ITEM 1.	Identity of Directors, Senior Management and Advisers		N/A

ITEM 2.	Offer Statistics and Expected Timetable		N/A

ITEM 3.	Key Information
	3. A	Selected Financial Data	2-7, 113-114
	3. B	Capitalization and Indebtedness	N/A
	3. C	Reasons for the Offer and Use of Proceeds	N/A
	3. D	Risk Factors	47-54

ITEM 4.	Information on the Company
	4. A	History and Development of The Company	167-168
	4. B	Business Overview	35-46, 58-75
	4. C	Business and Organizational Structure	169-171
	4. D	Property, Plants and Equipment	182

ITEM 4A.	Unresolved Staff Comments		N/A

ITEM 5.	Operating and Financial Review and Prospects
	5. A	Operating Results	76-95
	5. B	Liquidity and Capital Resources	95-105
	5. C	Research and Development, Patents and Licenses	105
	5. D	Trend Information	105
	5. E	Off-Balance Sheet Arrangements	105
	5. F	Tabular Disclosure of Contractual Obligations	105-106

ITEM 6.	Director, Senior Management, and Employees
	6. A	Director and Senior Management	122-136, 171-174
	6. B	Compensation	134-136, 156-157
	6. C	Board Practice	132-133, 142-150, 171-174
	6. D	Employees	107, 151-152, 156
	6. E	Share Ownership	136

ITEM 7.	Major Shareholders and Related Party Transactions
	7. A	Major Shareholders	14-17
	7. B	Related Party Transactions	17
	7. C	Interests of Experts and Counsel	N/A

ITEM 8.	Financial Information
	8. A	Consolidated Statements and other Financial Information	107-108, F-1, F-3 - F-161
	8. B	Significant Changes	108

ITEM 9.	The Offer and Listing
	9. A	Offer and Listing Details	10-12
	9. B	Plan of Distribution	N/A
	9. C	Markets	12-14
	9. D	Selling Shareholders	N/A
	9. E	Dilution	N/A
	9. F	Expenses of The Issue	N/A

ITEM	REQUIRED ITEM IN FORM 20-F		PAGE NUMBER

ITEM 10.	Additional Information
	10. A	Share Capital	N/A
	10. B	Memorandum and Articles of Association	108-112
	10. C	Material Contracts	112
	10. D	Exchanges Controls	113-114
	10. E	Taxation	114-117
	10. F	Dividends and Paying Agents	N/A
	10. G	Statement By Experts	N/A
	10. H	Documents On Display	117
	10. I	Subsidiary Information	N/A

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk		54-57

ITEM 12.	Description of Securities Other Than Equity Securities		N/A

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies		N/A

ITEM 14.	Material Modifications to the Rights Security Holders and Use of Proceeds		N/A

ITEM 15.	Controls And Procedures		118

ITEM 16.	Reserved
	16. A	Audit Committee Financial Expert	119
	16. B	Code of Ethics	119
	16. C	Principal Accountants Fees and Services	119, 138-139
	16. D	Exemptions from The Listing Standards for Audit Committees	119-120
	16. E	Purchases of Equity Securities by The Issuer and Affiliated Purchasers	17-18
	16. F	Changes in Registrant’s Certifying Accountant	N/A
	16. G	Corporate Governance	110-112

ITEM 17.	Financial Statements		N/A

ITEM 18.	Financial Statements		F-1, F-3 - F-161

ITEM 19.	Exhibits

FINANCIAL REPORT
MANAGEMENT’S RESPONSIBILITY FOR ANNUAL REPORTING
2008 Annual Report Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk was authoritatively signed by the Board of Commissioners and the Board of Directors.

BOARD OF COMMISSIONERS	BOARD OF DIRECTORS

Tanri Abeng	Rinaldi Firmansyah
President Commissioner	President Director/CEO

Bobby A.A. Nazief	Sudiro Asno	Arief Yahya
Commissioner	Director of Finance	Director of Enterprise & Wholesale

Mahmuddin Yasin	Faisal Syam	Prasetio
Commissioner	Director of Human Capital & General Affairs	Director of Compliance & Risk Management

P. Sartono	Emardy Dahlan	Indra Utoyo
Independent Commissioner	Director of Network & Solution	Director of Information Technology & Supply

Arif Arryman	I Nyoman G Wiryanata
Independent Commissioner	Director of Consumer

Statement of the Board of Directors regarding the Board of Directors’ Responsibility for the Consolidated Financial Statements (audited) for the years ended December 31, 2007 and 2008 PT Telekomunikasi Indonesia Tbk
On behalf of the Board of Directors, we undersigned:

1.	name	:	Rinaldi Firmansyah
	business address	:	Jl. Japati No.1 Bandung 40133
	address of domicile	:	Jl. Cibitung I /22 Kebayoran Baru,
	indicated in ID card		Jakarta Selatan
	telephone number	:	(022) 452 7101
	position	:	President Director

2.	name	:	Sudiro Asno
	business address	:	Jl. Japati No.1 Bandung 40133
	address of domicile	:	Jl. Ranca Kendal No. 8A, Bandung,
indicated in ID card
	telephone number	:	(022) 452 7201
	position	:	Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statements of PT Telekomunikasi Indonesia Tbk;

2.	The Company’s consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in Indonesia;

3.	a.	All information has been fully and correctly disclosed in the Company’s consolidated financial statements;

	b.	The Company’s consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts;

4.	We are responsible for the Company’s internal control system.
This statement is considered to be true and correct.
Bandung, May 11, 2009

Rinaldi Firmansyah President Director	Sudiro Asno Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED
DECEMBER 31, 2006, 2007 AND 2008

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
DECEMBER 31, 2007 AND 2008 AND
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Page
Independent Registered Public Accountants’ Reports	F-2 - F-4
Consolidated Financial Statements
1. Consolidated Balance Sheets	F-5 - F-7
2. Consolidated Statements of Income	F-8
3. Consolidated Statements of Changes in Stockholders’ Equity	F-9 - F-11
4. Consolidated Statements of Cash Flows	F-12 - F-13
5. Notes to Consolidated Financial Statements	F-14 - F-161

INDEPENDENT AUDITORS’ REPORT
TO
THE STOCKHOLDERS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk
We have audited the accompanying consolidated balance sheets of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“the Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2006, 2007 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2007 and 2008, and the consolidated results of their operation and their cash flows for the years ended December 31, 2006, 2007 and 2008 in conformity with accounting principles generally accepted in Indonesia.
Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.
JAKARTA,
May 11, 2009
/s/ Drs. Irhoan Tanudiredja, CPA
Drs. Irhoan Tanudiredja, CPA
Public Accountant License No. 99.1.0683

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices utilized to audit such consolidated financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia.
Accordingly, the accompanying consolidated financial statements and the auditor’s report thereon are not intended for use by those who are not informed about Indonesian accounting principles and auditing standards, and their application in practice.
Nomor Izin Usaha: KEP-131/KM.6/2004	F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO
THE STOCKHOLDERS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries at December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Indonesia. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting as set out in the controls and procedures section of 2008 Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and incorporated by reference into Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards established by the Indonesian Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.
Nomor Izin Usaha: KEP-131/KM.6/2004	F-3

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
JAKARTA,
May 11, 2009
/s/ Dr. Irhoan Tanudiredja, CPA
Drs. Irhoan Tanudiredja, CPA
Public Accountant License No. 99.1.0683
A01275/DC2/IRT/III/2009	F-4

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,45	10,140,791	6,889,945	632,105
Temporary investments	2c,2f,45	159,504	267,044	24,499
Trade receivables	2c,2g,6,38,45
Related parties — net of allowance for doubtful accounts of Rp.69,521 million in 2007 and Rp.81,196 million in 2008		449,085	544,974	49,998
Third parties — net of allowance for doubtful accounts of Rp.1,030,935 million in 2007 and Rp.1,122,709 million in 2008		2,912,403	2,964,795	272,000
Other receivables — net of allowance for doubtful accounts of Rp.10,982 million in 2007 and Rp.9,194 million in 2008	2c,2g,45	150,508	108,874	9,988
Inventories — net of allowance for obsolescence of Rp.54,701 million in 2007 and Rp.64,849 million in 2008	2h,7,38	211,441	511,950	46,968
Prepaid expenses	2c,2i,8,45	1,407,410	1,875,773	172,089
Claims for tax refund	39,55	408,011	569,954	52,289
Prepaid taxes	39,55	60,222	805,594	73,908
Other current assets	2c,9,45	78,720	83,407	7,652

Total Current Assets		15,978,095	14,622,310	1,341,496

NON-CURRENT ASSETS
Long-term investments — net	2f,10	113,990	169,253	15,528
Property, plant and equipment — net of accumulated depreciation of Rp.54,005,834 million in 2007 and	2k,2l,4,11,
Rp.61,917,333 million in 2008	19,20,23,55	60,075,808	70,589,590	6,476,109
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.502,563 million in 2007 and Rp.249,707 million in 2008	2m,12,35,48	705,091	476,654	43,730
Prepaid pension benefit cost	2i,2r,42	398	97	9
Advances and other non-current assets	2c,2k,2o,13,
	29,45,50	1,408,764	2,159,688	198,137
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,080,694 million in 2007 and Rp.6,324,335 million in 2008	2d,2j,4,14,38,55	3,775,212	3,187,808	292,459
Escrow accounts	2c,15,45	1,402	50,850	4,665

Total Non-current Assets		66,080,665	76,633,940	7,030,637

TOTAL ASSETS		82,058,760	91,256,250	8,372,133

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,45
Related parties		942,912	1,376,146	126,252
Third parties		5,962,022	10,793,238	990,205
Other payables		16,679	11,959	1,097
Taxes payable	2s,39	3,052,149	739,688	67,861
Accrued expenses	2c,17,36,42,45	2,741,076	4,093,632	375,563
Unearned income	2q,18	2,413,952	2,742,123	251,571
Advances from customers and suppliers		141,361	141,132	12,948
Short-term bank loans	2c,19,45	573,669	46,000	4,220
Current maturities of long-term liabilities	2c,2l,20,45	4,830,809	7,054,233	647,177

Total Current Liabilities		20,674,629	26,998,151	2,476,894

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,39	3,034,100	2,904,873	266,502
Unearned income on Revenue-Sharing Arrangements	2m,12,48	503,385	299,324	27,461
Accrued long service awards	2c,2r,43,45	74,520	102,633	9,416
Accrued post-retirement health care benefits	2c,2r,44,45	2,768,923	2,570,720	235,846
Accrued pension and other post- retirement benefits costs	2c,2r,42,45	1,354,543	1,141,798	104,752
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	201,994	337,780	30,989
Two-step loans — related party	2c,20,21,45	3,727,884	3,949,431	362,333
Bank loans	2c,20,23,45	4,165,168	7,495,144	687,628
Deferred consideration for business combinations	20,24	2,500,273	1,458,545	133,811

Total Non-current Liabilities		18,330,790	20,260,248	1,858,738

MINORITY INTEREST	25	9,304,762	9,683,780	888,420

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	462,385
Additional paid-in capital	2u,27	1,073,333	1,073,333	98,471
Treasury stock — 244,740,500 shares in 2007 and 490,574,500 shares in 2008	2u,28	(2,176,611)	(4,264,073)	(391,199)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	270,000	360,000	33,028
Difference due to change of equity in associated companies	2f	385,595	385,595	35,376
Unrealized holding (loss) gain from available-for-sale securities	2f	11,237	(19,066)	(1,749)
Translation adjustment	2f	230,017	238,319	21,864
Retained earnings
Appropriated		6,700,879	10,557,985	968,623
Unappropriated		22,214,129	20,941,978	1,921,282

Total Stockholders’ Equity		33,748,579	34,314,071	3,148,081

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		82,058,760	91,256,250	8,372,133

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2006	2007	2008
	Notes	Rp.	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		10,979,033	11,001,211	9,730,257	892,684
Cellular		20,622,647	22,638,065	25,332,028	2,324,039
Interconnection	2c,2q,31,45
Revenues		11,793,805	12,705,911	12,054,314	1,105,900
Expenses		(3,112,344)	(3,054,604)	(3,263,560)	(299,409)

Net		8,681,461	9,651,307	8,790,754	806,491
Data, internet and information technology services	2q,33	9,065,187	14,684,135	14,712,758	1,349,794
Joint Operation Schemes	2n,32,47	489,414	—	—	—
Network	2c,2q,34,45	718,738	707,374	1,079,475	99,034
Revenue-Sharing Arrangements	2m,12,35,48	415,477	427,978	326,052	29,913
Other telecommunications services	2q	322,051	329,941	718,460	65,914

Total Operating Revenues		51,294,008	59,440,011	60,689,784	5,567,869

OPERATING EXPENSES
Depreciation	2k,2l,2m,11,12,13,55	9,094,187	9,440,476	11,069,575	1,015,557
Personnel	2c,2r,17,36,42,43,44,45	8,513,765	8,494,890	9,116,634	836,388
Operations, maintenance and telecommunication services	2c,2q,37,45	7,495,728	9,590,596	12,217,685	1,120,889
General and administrative	2g,2h,2q,6,7,14,38,55	3,355,583	3,672,194	3,628,686	332,907
Marketing	2q	1,241,504	1,769,147	2,349,729	215,571

Total Operating Expenses		29,700,767	32,967,303	38,382,309	3,521,312

OPERATING INCOME		21,593,241	26,472,708	22,307,475	2,046,557

OTHER (EXPENSES) INCOME
Interest income	2c,45	654,984	518,663	671,834	61,636
Equity in net income (loss) of associated companies	2f,10	(6,619)	6,637	20,471	1,878
Interest expense	2c,45	(1,286,354)	(1,436,165)	(1,581,818)	(145,121)
(Loss) gain on foreign exchange — net	2p	836,328	(294,774)	(1,613,759)	(148,051)
Others — net		202,025	328,584	508,605	46,661

Other (expenses) income — net		400,364	(877,055)	(1,994,667)	(182,997)

INCOME BEFORE TAX		21,993,605	25,595,653	20,312,808	1,863,560

TAX (EXPENSE) BENEFIT	2s,39
Current		(7,097,202)	(7,233,874)	(5,823,558)	(534,271)
Deferred		57,275	(693,949)	183,863	16,868

		(7,039,927)	(7,927,823)	(5,639,695)	(517,403)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		14,953,678	17,667,830	14,673,113	1,346,157

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	25	(3,948,101)	(4,810,812)	(4,053,643)	(371,894)

NET INCOME		11,005,577	12,857,018	10,619,470	974,263

BASIC EARNINGS PER SHARE	2w,40
Net income per share		547.15	644.08	537.73	0.05
Net income per ADS (40 Series B shares per ADS)		21,886.00	25,763.20	21,509.20	2.00
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized
					transactions	Difference	holding
					between	due to change	gain (loss)
			Additional		entities under	of equity	on available-
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	9,613	—	—	—	9,613

Foreign currency translation of associated company	2f	—	—	—	—	—	—	(5,584)	—	—	(5,584)

Compensation for early termination of exclusive rights	29	—	—	—	90,000	—	—	—	—	—	90,000

Cash dividends	2v,41	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)

Interim cash dividends	2v,41	—	—	—	—	—	—	—	—	(971,017)	(971,017)

Treasury stock acquired — at cost	2u	—	—	(952,211)	—	—	—	—	—	—	(952,211)

Net income for the year		—	—	—	—	—	—	—	—	11,005,577	11,005,577

Balance, December 31, 2006		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized
					transactions	Difference	holding
					between	due to change	gain
			Additional		entities under	of equity	on available-
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2007		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	2,372	—	—	—	2,372

Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	2,348	—	—	2,348

Compensation for early termination of exclusive rights	29	—	—	—	90,000	—	—	—	—	—	90,000

Cash dividends	2v,41	—	—	—	—	—	—	—	—	(5,082,050)	(5,082,050)

Appropriation for general reserve	41	—	—	—	—	—	—	—	4,897,482	(4,897,482)	—

Interim cash dividends	2v,41	—	—	—	—	—	—	—	—	(965,398)	(965,398)

Treasury stock acquired — at cost	2u,28	—	—	(1,224,400)	—	—	—	—	—	—	(1,224,400)

Net income for the year		—	—	—	—	—	—	—	—	12,857,018	12,857,018

Balance, December 31, 2007		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized
					transactions	Difference	holding
					between	due to change	(loss) gain
			Additional		entities under	of equity	on available-
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2008		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579

Unrealized holding loss on available-for-sale securities	2f	—	—	—	—	—	(30,303)	—	—	—	(30,303)

Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	8,487	—	—	8,487

Foreign currency translation of subsidiaries	1d,2b	—	—	—	—	—	—	(185)	—	—	(185)

Compensation for early termination of exclusive rights	29	—	—	—	90,000	—	—	—	—	—	90,000

Cash dividends	2v,41	—	—	—	—	—	—	—	—	(8,034,515)	(8,034,515)
Appropriation for general reserve	41	—	—	—	—	—	—	—	3,857,106	(3,857,106)	—

Treasury stock acquired — at cost	2u,28	—	—	(2,087,462)	—	—	—	—	—	—	(2,087,462)

Net income for the year		—	—	—	—	—	—	—	—	10,619,470	10,619,470

Balance, December 31, 2008		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	10,557,985	20,941,978	34,314,071

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2006	2007	2008
	Rp.	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,673,901	10,987,600	9,166,209	840,937
Cellular	20,842,406	22,720,191	25,682,026	2,356,149
Interconnection — net	8,655,917	9,621,688	8,751,684	802,907
Data, internet and information technology services	8,914,019	14,822,515	14,828,097	1,360,376
Joint Operation Schemes	596,423	3,797	—	—
Other services	1,285,275	1,122,607	1,848,260	169,565

Total cash receipts from operating revenues	50,967,941	59,278,398	60,276,276	5,529,934
Cash payments for operating expenses	(16,465,320)	(23,612,680)	(26,637,184)	(2,443,778)
Cash refund to customers	(57,580)	(18,876)	(1,168)	(107)

Cash generated from operations	34,445,041	35,646,842	33,637,924	3,086,049

Interest received	642,959	514,524	659,450	60,500
Interest paid	(1,217,131)	(1,470,328)	(1,429,781)	(131,173)
Income tax paid	(7,175,681)	(6,963,766)	(8,551,296)	(784,523)

Net cash provided by operating activities	26,695,188	27,727,272	24,316,297	2,230,853

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	46,081	11,804	28,676	2,631
Purchases of temporary investments and placements in time deposits	(98,896)	(84,444)	(158,582)	(14,549)
Proceeds from sale of property, plant and equipment	17,269	39,105	3,598	330
Proceeds from insurance claims	—	10,626	11,159	1,024
Acquisition of property, plant and equipment	(15,900,628)	(15,056,802)	(15,863,840)	(1,455,398)
Decrease (increase) in advances for purchases of property, plant and equipment	(293,920)	15,710	224,291	20,577
(Increase) decrease in advances and other assets	38,395	(61,590)	(62,679)	(5,750)
Business combinations, net of cash (paid) acquired	143,648	—	(287,403)	(26,367)
Acquisition of intangible assets	(436,000)	—	(366,887)	(33,659)
Proceeds from sale of long-term investments	22,561	—	—	—
Cash dividends received	382	510	3,637	334
Acquisition of long-term investments	—	(13,782)	(28,249)	(2,592)
Increase in escrow accounts	—	—	(49,448)	(4,537)

Net cash used in investing activities	(16,461,108)	(15,138,863)	(16,545,727)	(1,517,956)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(5,371,102)	(6,047,431)	(8,033,511)	(737,019)
Cash dividends paid to minority stockholders of subsidiaries	(2,067,696)	(3,693,137)	(3,732,401)	(342,422)
Increase in escrow accounts	(2,073)	—	—	—
Proceeds from short-term borrowings	1,020,000	1,130,435	54,235	4,976
Repayments of short-term borrowings	(507,133)	(1,233,333)	(582,195)	(53,412)
Repayment of medium-term Notes	(145,000)	(465,000)	—	—
Proceeds from long-term borrowings	2,532,313	5,119,000	8,433,000	773,670
Repayment of long-term borrowings	(1,674,516)	(3,317,415)	(4,865,401)	(446,367)
Payment for purchases of treasury stock	(952,211)	(1,224,400)	(2,087,462)	(191,510)
Repayment of promissory notes	(201,307)	(199,365)	(200,813)	(18,423)
Repayment of obligations under finance leases	(14,095)	(26,392)	(333,888)	(30,632)
Redemption of bonds	—	(1,000,000)	—	—

Net cash used in financing activities	(7,382,820)	(10,957,038)	(11,348,436)	(1,041,139)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2006	2007	2008
	Rp.	Rp.	Rp.	US$ (Note 3)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	2,851,260	1,631,371	(3,577,866)	(328,242)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	89,892	193,584	327,020	29,999

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,374,684	8,315,836	10,140,791	930,348

CASH AND CASH EQUIVALENTS AT END OF YEAR	8,315,836	10,140,791	6,889,945	632,105

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities:

Acquisition of property, plant and equipment through incurrence of payables	4,540,200	5,133,224	9,919,055	910,005
Acquisition of business through the incurrence of long-term liability	1,770,925	—	—	—
Acquisition of property, plant and equipment through Revenue-Sharing Arrangements	543,651	—	—	—
Exchange of property, plant and equipment	440,358	—	—	—
Acquisition of property, plant and equipment through finance leases	8,440	17,993	693,341	63,609
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1. GENERAL
a.	Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on the Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Law No. 40/2007 of the Limited Liability Companies, Law No. 19/2003 of the National State-owned Companies and Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and to add the Company’s purposes and objectives based on notarial deed No. 27 dated July 15, 2008 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU.46312.AH.01.02/2008 dated July 31, 2008 and was published in State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement of the Republic of Indonesia No. 20155.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Providing payment transactions and money transferring services through telecommunications and information networks.

iv.	Performing activities and other undertakings in connection with optimization of the Company’s resources, among others the utilization of the Company’s property, plant and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1. GENERAL (continued)
a.	Establishment and general information (continued)

Pursuant to Law No. 3/1989 on Telecommunications (effective on April 1, 1989), Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). The Government Regulation No. 8/1993 relating to the provision of the telecommunications services regulates that cooperation to provide basic telecommunications services can be in the form of a joint venture, joint operation or contractual arrangement and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks. The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia (“MTPT”) reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services through two Decision Letters both dated August 14, 1995.

The provision of domestic telecommunications services of the Company, includes telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. Pursuant to this, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions (“Divre”) under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”), in order to:
(1)	accelerate the construction of telecommunication facilities,

(2)	make the Company a world-class operator, and

(3)	increase the technology as well as knowledge and skills of its employees.
Historically, the Company had exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) telecommunications services for a minimum period of 10 years, effective January 1, 1996. Such exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.
In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that the telecommunication activities cover:
(1)	Telecommunications networks,

(2)	Telecommunications services, and

(3)	Special telecommunications.
National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and expects to pave the way for market liberalization. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1. GENERAL (continued)
a.	Establishment and general information (continued)

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services, were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 13 and 29). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company has a commercial license to provide International Direct Dialing (“IDD”) services based on the Minister of Communications of the Republic of Indonesia (“MoC”) Decree No. KP. 162/2004 dated May 13, 2004.

b.	Company’s Board of Commissioners, Directors and employees
1.	Board of Commissioners and Directors

Based on resolutions made at (i) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated February 28, 2007 as covered by notarial deed No. 16 of A. Partomuan Pohan, S. H., LLM., as amended through the Annual General Meeting (“AGM”) of Stockholders of the Company dated June 29, 2007 as covered by notarial deed No. 58 of the same notary and (ii) EGM of Stockholders of the Company dated September 19, 2008 as covered by notarial deed No. 16 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of December 31, 2007 and 2008, respectively, were as follows:

	2007	2008
President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Anggito Abimanyu	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer (“COO”)	** (see Note below)	* (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	I Nyoman Gede Wiryanata	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	Ermady Dahlan	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs	Faisal Syam	Faisal Syam

*	COO is held by Director of Network and Solution in 2008

**	Position is vacant in 2007

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1. GENERAL (continued)
b.	Company’s Board of Commissioners, Directors and employees (continued)
1.	Board of Commissioners and Directors (continued)

Based on AGM of Stockholders of the Company dated June 29, 2007, the Company’s stockholders agreed to replace Gatot Trihargo as the Company’s Commissioner to Mahmuddin Yasin.

Based on Board of Commissioners’ Decision Letter dated February 15, 2008, the Board of Commissioners agreed to appoint Ermady Dahlan as Director of Network and Solution and I Nyoman Gede Wiryanata as Director of Consumer effective from March 1, 2008.

Based on Letter No. S-584/KF/2008 dated June 20, 2008, Anggito Abimanyu resigned from his position as a member of Company’s Board of Commissioners effective from August 20, 2008.

Based on Board of Commissioners’ Letter to the President Director No. 125/SRT/DK/2008/RHS dated July 25, 2008, the Board of Commissioners agreed to proceed the appointment of Chief Operating Officer, including the role of its position as Director of Network and Solution.

Based on the EGM of Stockholders of the Company dated September 19, 2008, the Company’s stockholders agreed to appoint Bobby A.A. Nazief as the a member of the Company’s Board of Commissioners for filling in the vacant position with a five year term and to extend the term of service of the Company’s Board of Commissioners whose members were elected in the EGM of Stockholders of the Company dated March 10, 2004, which should expire on March 10, 2009, to be extended on the date of the AGM of Stockholders of the Company in 2009.

2.	Employees

As of December 31, 2007 and 2008, the Company and its subsidiaries had 32,465 and 30,213 employees, respectively.
c.	Public offering of shares of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totaled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO at the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Public offering of shares of the Company (continued)

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies has been amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which become effective at the same date. The Law No. 40/2007 has no effect to the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government had sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, the split was into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted to an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares into 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares into 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007 and AGM of Stockholders of the Company on June 20, 2008, the Company’s stockholders approved the phase I, II and III plan, respectively, to repurchase the Company’s issued Series B shares (Note 28).

As of December 31, 2008, all of the Company’s Series B shares were listed on the IDX and 51,065,550 ADS shares were listed on the NYSE and LSE.

d.	Subsidiaries

As of December 31, 2007 and 2008, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):
(i)	Direct subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2007	2008	2007	2008
PT Pramindo Ikat Nusantara (“Pramindo”), Medan, Indonesia	Telecommunication construction and services/August 15, 2002	1995	100	100	1,266,728	1,342,460

PT Telekomunikasi Indonesia International (“TII”) (formerly PT Aria West International (“AWI”)), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	643,966	1,091,175

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(i)	Direct subsidiaries: (continued)

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2007	2008	2007	2008
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia telecommunication services/May 9, 2003	1998	100	100	124,585	764,395

PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	148,842	166,205

PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/May 17, 2001	1995	100	100	449,928	404,804

PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/May 7, 1997	1997	98.75	100 (including through 1.25% ownership by Metra)	154,473	132,634

PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecomunication - provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/May 26, 1995	1995	65	65	44,676,718	51,629,761

PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operation on January 13, 2006	60	60	4,910	4,910

PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service — provides telecommunication information services and other information services in the form of print and electronic media and call center services/September 22,1999	1984	51	51	519,243	592,518

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(ii)	Indirect subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2007	2008	2007	2008
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	1,746	1,640

Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance — establish to raise funds for the development of Telkomsel ’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	6	34

PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/October 1, 2003	2000	33.15 (through 65% ownership by Infomedia)	33.15 (through 65% ownership by Infomedia)	52,014	73,829

Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance — establish in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	8,663	10,061

PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	15,121	22,885

PT Telekomunikasi Indonesia International Pte. Ltd., Singapura	Telecommunication/December 6, 2007	2008	—	100 (through 100% ownership by TII)	—	36,415

PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service — system implementation and integration service, outsourcing and software license maintenance/May 1, 1987	1988	—	80 (through 80% ownership by Metra)	—	320,818
(a)	TII

On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H. and as approved by the MoJHR in its Decision Letter No. W8-00573.HT.01.04-TH.2007 dated March 14, 2007 and the Capital Investment Coordinating Board in its Decision Letter No. 20/III/PMDN/2007 dated March 1, 2007, PT Aria West International has changed its name to PT Telekomunikasi Indonesia International and its business operation has been expanded to include international businesses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(a)	TII (continued)

On December 31, 2008, pursuant to Third Amendment to Cooperation Agreement between the Company and TII No. K.Tel.665/HK.820/UTA-00/2008 regarding Management and Development of International Business, the Company has agreed to amend the transfer of international telecommunications business from the Company to become management and development of international business in the form of service operator partnership scheme.

(b)	Metra

Based on the Circular Meeting of Stockholders of Metra on December 13, 2007, Metra’s stockholders agreed as follows: (1) increase its authorized capital from Rp.200,000 million to Rp.1,000,000 million with a par value of Rp.10,000 per share; (2) increase its issued and fully paid capital from Rp.62,250 million to Rp.412,250 million by issuing 35,000,000 new shares; (3) to limit the maximum additions to issued capital for funding the acquisition of Sigma amounting to Rp.335,000 million, and for the acquisition cost as well as Metra’s business development amounting to a maximum of Rp.15,000 million; (4) approve a total of 35,000,000 new shares to be issued and fully paid by the Company; and (5) approval of the acquisition of a maximum 80% ownership interest in Sigma, a company engaged in providing information system services.

On December 18, 2007, Metra entered into a Conditional Sales and Purchase Agreement (“CSPA”) with Sigma’s stockholders for the acquisition (Note 4).

On January 21, 2008, the Company paid Rp.350,000 million for additional capital to Metra pursuant to Circular Meeting of Stockholders of Metra on December 13, 2007. The acquisition of Sigma’s transaction was completed through the signing of an Amendment to the Sales and Purchase of Shares Agreement on February 21, 2008 which became effective from February 22, 2008 (the “closing date”).

On July 3, 2008, based on notarial deed No. 6 of Wahyu Nurani, S.H. dated July 3, 2008, Metra entered into a Commitment of Sales and Purchase of Shares Agreement (“Perjanjian Pengikatan Jual Beli Saham” or PPJB) to purchase 6,000,000 Indonusa’s shares or equivalent to 1.25% of Indonusa’s total ownership with a transaction value of Rp.6,600 million from PT Datakom Asia (“Datakom”).

On July 17, 2008, based on notarial deed No. 133 of Sutjipto, S.H., M.Kn. dated July 17, 2008, Metra obtained funding for the purchase through equity call from the addition of Metra’s issued capital from Rp.412,250 million to Rp.418,850 million. On July 17, 2008, based on notarial deed No. 134 of Sutjipto, S.H., M.Kn. dated July 17, 2008, Metra exercised the sales and purchase of share transaction (Note 1d.c).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(c)	Indonusa

At the EGM of Stockholders of Indonusa on May 9, 2007, Indonusa’s stockholders resolved to: (1) stock split of Indonusa’s shares par value from Rp.10,000 to Rp.500 per share; (2) increase its issued capital from Rp.200,000 million consisting of 20,000,000 shares to Rp.700,000 million consisting of 1,400,000,000 shares, as amended by the Decision of Circular Meeting of Stockholders of Indonusa on December 28, 2007. The change increased Company’s paid-in capital from Rp.66,500 million to Rp.237,713 million through payment and a debt to equity swap, as follows:
-	The Company had paid for the increase in share capital phase I to Indonusa on June 5, 2007 and August 13, 2007 amounting to Rp.21,624 million and Rp.976.3 million, respectively.

-	A payment for the increase in share capital for phase II was made on November 26, 2007 amounting to Rp.65,986 million.

-	On December 19, 2007, Indonusa’s debt to the Company amounting to Rp.82,627 million was converted into ownership of shares of stock of Indonusa.
Pursuant to the payment for the additional share capital and the debt swap to equity, the Company’s ownership in Indonusa has increased from 95.68% to 98.75%.

Based on Circular Meeting of Stockholders of Indonusa on July 17, 2008 as covered by notarial deed No. 64 of Dr. Wiratni Ahmadi, S.H. dated August 25, 2008, Indonusa’s stockholders has agreed to transfer Datakom’s ownership in Indonusa of 6,000,000 shares to Metra (Note 1d.b).

Pursuant to the transfer of the ownership, the Company’s ownership in Indonusa has increased to 100% (including through 1.25% ownership by Metra).

(d)	Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000”) or 3rd Generation technology (“3G”) license in the 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 14 and 50d.ii). Telkomsel started its commercial services for 3G in September 2006.

On October 11, 2006, Telkomsel’s operating licenses were updated by the MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in the 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(d)	Telkomsel (continued)

Based on Decision Letter No. 213/DIRJEN/2008 dated August 4, 2008, the Ministry of Communication and Information Technology through the DGPT granted Telkomsel a principle license to provide Internet Telephony Services (Voice over Internet Protocol or “VoIP”) which provision is subject to an operation acceptance test within one year.

Based on Bank Indonesia’s (“BI”) letter No. 10/632/DASP dated August 12, 2008, Telkomsel has been registered as a Money Remitter with register No. 10/12/DASP/10 dated August 12, 2008 to provide remittance service.
e.	Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on May 11, 2009.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 56.
a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
c.	Transactions with related parties

The Company and its subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) 7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In July 2004, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan di Indonesia” or “DSAK”) issued PSAK 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (“PSAK 38R”). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to consolidated statement of income when the common control relationship has ceased.

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.	Investments
i.	Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Investments (continued)
ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to the consolidated statements of income.

iii.	Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Investments (continued)
iv.	Other investments

Investments in companies where ownership interests of less than 20% that do not have readily determinable fair values and are held for long-term are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any write-down is charged directly to income of the current year.
g.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written-off against the allowance during the period in which they are determined to be not collectible.

The allowance for doubtful accounts is the Company and its subsidiaries’ best estimate of the probable credit losses in the accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company and its subsidiaries determine the allowance based on historical write-off experience. The Company and its subsidiaries review the allowance for doubtful accounts every month. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

h.	Inventories

Inventories consist of components and modules, which are expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisition, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
j.	Intangible assets (continued)

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries shall estimate the recoverable value of their intangible asset. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license (Note 14.iii). Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fee for the next ten years (Note 50d.ii). The up-front fee is recorded as intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

k.	Property, plant and equipment — direct acquisitions

Since January 1, 2008, the Company and its subsidiaries has adopted PSAK 16 (Revised 2007), “Property, Plant and Equipment” (“PSAK 16R”), which became effective for financial statement periods beginning on or after January 1, 2008 and is applied prospectively.

According to PSAK 16R, an entity should choose either the cost model or the revaluation model in measuring the costs of the assets. The Company has decided to use the cost model. Further, the cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The residual value and the useful life of an asset should be reviewed at least at each financial year-end.

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

Pursuant to PSAK 16R, starting January 1, 2008 the Company has changed the estimated useful lives of fiber optic (included in cable network assets) from 15 years to 25 years. The company charged the impact of the changes in the estimated useful lives to the current year consolidated financial statements as it is not considered material.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it shall be recorded as part of intangible assets.

The cost of maintenance and repairs is charged to statements of income as incurred, significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

l.	Property, plant and equipment under finance leases

Since January 1, 2008, the Company and its subsidiaries has adopted PSAK 30 (Revised 2007), “Lease” (“PSAK 30R”), which became effective for financial statement periods beginning on or after January 1, 2008.

Based on PSAK 30R, a lease is classified into finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Statement of Financial Accounting Standards Interpretation (Interpretasi Pernyataan Standar Akuntansi Keuangan or “ISAK”) 8, “Determining Whether an Arrangement Contains a Lease and Further Discussion on Transitional Provisions of PSAK 30 (Revised 2007)”, requires the Company and its subsidiaries to apply PSAK 30R retrospectively to all lease transactions since the commencing dates of the related agreement or prospectively as if the standard applied since the beginning of reporting periods. The Company has decided to select the prospective application.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
l.	Property, plant and equipment under finance leases (continued)

Considering that the impact of application of the standard to 2006 and 2007 is insignificant, the Company charged the cumulative effect to the 2008 financial statements.

Finance leases shall be recognized as assets and liabilities in the balance sheets as the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method over the shorter of the lease term and their economic useful life.

Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the period of expected benefit.

m.	Revenue-Sharing Arrangements (“RSA”)

Revenues from RSA are recognized based on the Company’s share as agreed upon in the contracts.

The Company records assets under RSA as “Property, plant and equipment under RSA” (with a corresponding initial credit to “Unearned income on RSA” presented in the liabilities section of the consolidated balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under RSA is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the property, plant and equipment under RSA is reclassified to the “Property, plant and equipment” account.

n.	KSO

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis based on the contracted MTR amount for the current year.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK 35, “Accounting for Telecommunications Services Revenue”, the assets built by the KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
o.	Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

p.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2007		2008
	Buy	Sell	Buy	Sell
United States Dollars (“US$”) 1	9,389	9,399	10,850	10,950
Euro1	13,753	13,769	15,284	15,429
Yen1	82.93	83.04	120.09	121.22
The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.	Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues (continued)

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with agreement and are presented net of interconnection expenses.

iv.	Data, internet and information technology services revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized upon delivery of goods to customers or the installation.

Revenue from computer software development service is recognized using the percentage of completion method.

v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fees as specified in the agreements.

vi.	Other telecommunications services revenues

Revenues from other telecommunications services consist of sales of other telecommunication services or goods. Revenues are recognized upon completion of services or delivery of goods to customer.

vii.	Expenses

Expenses are recognized on accrual basis. Unutilized promotional credits are netted against unearned income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates considering currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.	Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)
v.	Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carry forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

t.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including formal documentations at the inception of the hedge.

Changes in the fair values of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statements of income. If a derivative instrument is designated and qualifies for hedge accounting the assets or liabilities shall be adjusted. The changes in fair values of derivative instruments are recognized in the consolidated statements of income or consolidated statement of changes in stockholder’s equity depending on the type and effectiveness of hedge transaction.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
u.	Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as deduction in stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

v.	Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized it as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

w.	Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

x.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.10,900 to US$1 as published by Reuters on December 31, 2008. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	ACQUISITIONS OF SIGMA

On February 21, 2008, Metra and Sigma’s stockholders, PT Sigma Citra Harmoni (“SCH”) and Trozenin Management Plc signed an Amendment to the Sales and Purchase of Shares Agreement which authorized Metra to acquire 80% of the outstanding common stock of Sigma for US$35.2 million or equivalent to Rp.331,052 million, which became effective from February 22, 2008 (the “closing date”) (Note 1d.b).

Sigma is an Information Technology (“IT”) Services company that provides software for banking, multi finance and manufacturing companies. Through the acquisition, the Company started to broaden its services to adjacent industries especially IT services by combining Sigma’s expertise and the Company’s corporate customer base. Goodwill in respect of the acquisition comprises principally the fair value of the skills and expertise of the acquired company’s workforce.

Metra and SCH have agreed to support Sigma in achieving an IPO in 24 months from closing date. Pursuant to the agreement, SCH, which holds the remaining 20% ownership in Sigma, has an put option requiring Metra to purchase the minority. The option price is the higher of the transacted price per share indexed to interest rates and fair value based on an independent appraisal. The option is valid for 24 months or sooner if an IPO takes place.

The acquisition of Sigma has been accounted for using the purchase method of accounting, which purchase price were allocated to fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

Rp.
The assets and liabilities arising from the acquisition are as follows:
Current assets	150,461
Property, plant and equipments	86,886
Other non-current assets	29,686
Intangible assets	189,405
Current liabilities	(75,347)
Long-term liabilities	(37,570)
Deferred tax liabilities	(54,636)
Minority interests	(57,777)

Fair value of net assets acquired	231,108
Goodwill	99,944

Total purchase consideration	331,052
Less:
Cash and cash equivalents in subsidiary acquired	(43,649)

Cash outflow from acquisition	287,403

Metra acquired control of Sigma on February 22, 2008 and the valuation was performed by an independent appraisal using the balance as of February 28, 2008, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Sigma since March 1, 2008. The intangible assets represent long-term customer contracts and relationships, software and trademark (Note 14).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS

	2007	2008
Cash on hand	9,538	9,786

Cash in banks
Related parties
Rupiah
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	172,674	177,306
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	185,548	108,701
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	25,720	7,949
PT Bank Pos Nusantara	229	189
PT Bank Tabungan Negara (Persero) (“BTN”)	—	68
PT Bank Syariah Mandiri (“BSM”)	—	40

	384,171	294,253

Foreign currencies
Bank Mandiri	38,351	88,099
BNI	18,121	26,394
BRI	639	983
BSM	—	109

	57,111	115,585

Sub-total	441,282	409,838

Third parties
Rupiah
ABN AMRO Bank (“AAB”)	94,659	86,787
Deutsche Bank AG (“DB”)	30,977	20,363
PT Bank Central Asia Tbk (“BCA”)	21,695	12,815
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”) (formerly PT Bank Niaga Tbk and PT Bank Lippo Tbk)	7,199	8,229
PT Bank Bukopin Tbk (“Bank Bukopin”)	8,720	5,600
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	—	3,308
PT Bank DKI	—	2,271
Citibank, N.A. (“Citibank”)	19,592	246
Others (each below Rp.1 billion)	2,454	2,488

	185,296	142,107

Foreign currencies
DB	10,292	11,969
Citibank	10,668	10,223
Bank Ekonomi	—	3,267
AAB	9,566	229
Others (each below Rp.1 billion)	282	1,225

	30,808	26,913

Sub-total	216,104	169,020

Total cash in banks	657,386	578,858

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2007	2008
Time deposits
Related parties
Rupiah
BRI	1,446,225	958,610
BNI	2,346,121	479,074
BTN	280,725	455,725
Bank Mandiri	1,089,341	412,531
BSM	—	10,000

	5,162,412	2,315,940

Foreign currencies
BNI	583,624	992,813
Bank Mandiri	187,197	417,575
BRI	—	217,000

	770,821	1,627,388

Sub-total	5,933,233	3,943,328

Third parties
Rupiah
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	374,400	395,560
Bank Bukopin	207,645	305,030
PT Bank Mega Tbk (“Bank Mega”)	153,080	217,945
Bank CIMB Niaga	322,320	202,760
PT Bank Internasional Indonesia Tbk	186,500	155,000
PT Bank Muamalat Indonesia (“Bank Muamalat”)	32,000	108,550
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	223,115	74,315
PT Bank Century Tbk	25,000	70,000
PT Pan Indonesia Bank Tbk	20,000	55,000
DB	13,100	47,900
PT Bank Permata Tbk	—	30,000
PT Bank Bumiputera Indonesia Tbk (“Bank Bumiputera”)	25,000	20,000
PT Bank OCBC NISP Tbk (formerly PT Bank NISP Tbk)	—	20,000
PT Bank Tabungan Pensiunan Nasional Tbk	32,053	13,000
PT Bank Artha Graha Internasional Tbk	—	10,000
PT Bank Yudha Bhakti	—	5,700
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	3,000	2,000
Bank Ekonomi	—	2,000
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	278,800	—
PT Bank Victoria International Tbk	48,000	—
PT Bank Nusantara Parahyangan Tbk	1,000	—

	1,945,013	1,734,760

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2007	2008
Time deposits (continued)
Third parties (continued)
Foreign currencies
Standard Chartered Bank (“SCB”)	870,459	392,835
BCA	—	228,198
Bank Bukopin	4,697	2,180
HSBC	410,731	—
DB	213,965	—
Bank Muamalat	93,890	—
Bank Mega	1,879	—

	1,595,621	623,213

Sub-total	3,540,634	2,357,973

Total time deposits	9,473,867	6,301,301

Grand Total	10,140,791	6,889,945

Interest rates per annum on time deposits are as follows:

	2007	2008
Rupiah	2.25% - 12.50%	1.75% - 13.75%
Foreign currencies	2.80% - 5.35%	0.01% - 5.25%
The related parties which the Company and its subsidiaries place their funds are Government-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.
Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES

Trade receivables arose from services provided to both retail and non-retail customers, with details as follows:
a.	By debtor
(i)	Related parties

	2007	2008
Government Agencies	433,369	550,204
CSM	38,376	40,401
PT Patra Telekomunikasi Indonesia (“Patrakom”)	14,477	23,332
PT Graha Informatika Nusantara (“Gratika”)	5,949	4,962
PT Aplikanusa Lintasarta (“Lintasarta”)	4,640	2,010
Koperasi Pegawai Telkom (“Kopegtel”)	462	354
PSN	1,814	258
Others	19,519	4,649

Total	518,606	626,170
Allowance for doubtful accounts	(69,521)	(81,196)

Net	449,085	544,974

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)	Third parties

	2007	2008
Residential and business subscribers	3,590,852	3,623,066
Overseas international carriers	352,486	464,438

Total	3,943,338	4,087,504
Allowance for doubtful accounts	(1,030,935)	(1,122,709)

Net	2,912,403	2,964,795

b.	By age
(i)	Related parties

	2007	2008
Up to 6 months	424,549	461,226
7 to 12 months	34,464	77,150
13 to 24 months	18,559	34,094
More than 24 months	41,034	53,700

Total	518,606	626,170
Allowance for doubtful accounts	(69,521)	(81,196)

Net	449,085	544,974

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES (continued)
b.	By age (continued)
(ii)	Third parties

	2007	2008
Up to 3 months	2,782,011	2,856,930
More than 3 months	1,161,327	1,230,574

Total	3,943,338	4,087,504
Allowance for doubtful accounts	(1,030,935)	(1,122,709)

Net	2,912,403	2,964,795

c.	By currency
(i)	Related parties

	2007	2008
Rupiah	494,531	612,492
U.S. Dollars	24,075	13,678

Total	518,606	626,170
Allowance for doubtful accounts	(69,521)	(81,196)

Net	449,085	544,974

(ii)	Third parties

	2007	2008
Rupiah	3,475,420	3,481,160
U.S. Dollars	467,918	606,344

Total	3,943,338	4,087,504
Allowance for doubtful accounts	(1,030,935)	(1,122,709)

Net	2,912,403	2,964,795

d.	Movements in the allowance for doubtful accounts

	2006	2007	2008
Beginning balance	685,668	784,789	1,100,456
Additions (Note 38)	453,045	490,374	387,155
Bad debts write-off	(353,924)	(174,707)	(283,706)

Ending balance	784,789	1,100,456	1,203,905

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES (continued)
d.	Movements in the allowance for doubtful accounts (continued)

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on non-collection of the accounts receivable.

Except for the amounts receivable from the Government Agencies, management believes that there were no significant concentrations of credit risk on these receivables. The Company and its subsidiaries do not have any off-balance sheet credit exposures related to their customers.

Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

Refer to Note 45 for details of related party transactions.
7.	INVENTORIES

	2007	2008
Components	50,990	242,488
Modules	128,550	171,643
SIM cards, RUIM cards and prepaid voucher blanks	86,602	162,668

Total	266,142	576,799

Allowance for obsolescence
Components	(5,727)	(6,021)
Modules	(48,605)	(58,828)
SIM cards, RUIM cards and prepaid voucher blanks	(369)	—

Total	(54,701)	(64,849)

Net	211,441	511,950

Movements in the allowance for obsolescence are as follows:

	2006	2007	2008
Beginning balance	48,347	48,098	54,701
Additions (Note 38)	5,207	10,434	10,795
Inventories write-off	(5,456)	(3,831)	(647)

Ending balance	48,098	54,701	64,849

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	INVENTORIES (continued)

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

As of December 31, 2008, certain inventories held by the Company have been insured against fire, theft and other specific risks. Total sum insured as of December 31, 2008 amounted Rp.88,968 million (Note 45d.vii).

Certain inventories held by a certain subsidiary have been insured against all industrial risk and loss risk during delivery with the total sum insured as of December 31, 2008 amounting to Rp.134,627 million.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.

8.	PREPAID EXPENSES

	2007	2008
Frequency license	723,307	1,061,871
Salaries	382,391	405,025
Rental	246,289	359,328
Insurance	16,072	8,047
Telephone directory issuance costs	23,442	2,133
Others	15,909	39,369

Total	1,407,410	1,875,773

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9.	OTHER CURRENT ASSETS

Other current assets as of December 31, 2007 and 2008 consists of restricted time deposits as follows:

		2007		2008
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
BNI
The Company	US$	—	—	0.336	3,649
	Rp.	—	—	—	23,242
Telkomsel	Rp.	—	—	—	34,632
Infomedia	Rp.	—	—	—	200
Bank Mandiri
The Company	US$	0.048	454	0.014	150
	Rp.	—	75,440	—	1,568
Infomedia	Rp.	—	2,826	—	13,494
TII	US$	—	—	0.569	6,169
Bank Syariah Mega
Dayamitra	Rp.	—	—	—	300
Bank Mega
Infomedia	Rp.	—	—	—	3

			78,720		83,407

The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.

Refer to Note 45 for details of related party transactions.

10.	LONG-TERM INVESTMENTS

	2007
	Percentage
	of	Beginning		Share of	Translation	Ending
	ownership	balance	Addition	net income	adjustment	balance
Equity method:
CSM	25.00	53,114	—	1,778	2,348	57,240
Patrakom	40.00	26,007	2,026	4,859	—	32,892
PSN	22.38	—	—	—	—	—

		79,121	2,026	6,637	2,348	90,132

Cost method:
Bridge Mobile Pte. Ltd. (“BMPL”)	10.00	9,290	11,070	—	—	20,360
PT Batam Bintan
Telekomunikasi (“BBT”)	5.00	587	—	—	—	587
PT Pembangunan
Telekomunikasi Indonesia (“Bangtelindo”)	2.41	199	—	—	—	199
Scicom (MSC) Berhad (“Scicom”)	0.93	—	2,712	—	—	2,712

		10,076	13,782	—	—	23,858

		89,197	15,808	6,637	2,348	113,990

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10.	LONG-TERM INVESTMENTS (continued)

	2008
	Percentage
	of	Beginning		Share of		Translation	Ending
	ownership	balance	Addition	net income	Dividend	adjustment	balance
Equity method:
CSM	25.00	57,240	—	18,470	—	8,487	84,197
Patrakom	40.00	32,892	—	2,001	(1,944)	—	32,949
PSN	22.38	—	—	—	—	—	—

		90,132	—	20,471	(1,944)	8,487	117,146

Cost method:
BMPL	10.00	20,360	—	—	—	—	20,360
BBT	5.00	587	—	—	—	—	587
Bangtelindo	2.11	199	—	—	—	—	199
Scicom	9.80	2,712	28,249	—	—	—	30,961

		23,858	28,249	—	—	—	52,107

		113,990	28,249	20,471	(1,944)	8,487	169,253

a.	CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of December 31, 2007 and 2008, the carrying amount of the investment in CSM was equal to the Company’s share in the net assets of CSM.

b.	Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

The increase of ownership in Patrakom in 2007 represents an adjustment arising from the difference between the book value and the initial investment made in 2005.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 235 of Sutjipto, S.H., M.Kn. dated April 30, 2008, Patrakom’s stockholders approved the distribution of cash dividends for 2007 amounting to Rp.4,859 million and the appropriation of Rp.607 million for general reserves. The Company’s share of the dividend amounting to Rp.1,944 million.

As of December 31, 2007 and 2008, the carrying amount of investment in Patrakom approximated to the Company’s share in the net assets of Patrakom.

c.	PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10.	LONG-TERM INVESTMENTS (continued)
d.	BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

Subsequently, on March 7, 2007, it was resolved that each of the stockholders shall subscribe for 1,500,000 additional shares of BMPL, subject to the accession of SK Telecom Co., Ltd (“SK Telecom”) as a stockholder of BMPL. However, the additional subscription of 300,000 shares shall be cancelled if SK Telecom becomes a stockholder of BMPL.

Based on the Accession Agreement dated June 18, 2007, BMPL’s stockholders agreed to admit SK Telecom as a stockholder of BMPL. Consequently, the additional subscription of 300,000 shares was cancelled. On the same date, BMPL’s stockholders also agreed to admit Advanced Info Service Public Company Limited as a stockholder of BMPL.

Telkomsel has paid additional subscriptions of US$600,000 (equivalent to Rp.5,455 million and Rp.5,615 million) in April and November 2007, respectively.

As of December 31, 2007 and 2008, Telkomsel’s contributions which represent 10% ownership interest amounted to US$2,200,000 (Rp.20,360 million).

e.	BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

On July 19, 2007, based on decision of the EGM of Stockholders of Bangtelindo as covered by notarial deed No. 38 of Dr. Wiratni Ahmadi, S.H. dated July 19, 2007, the Bangtelindo’s stockholders agreed the addition of paid in capital amounting to Rp.2,000 million from PT Fokus Investama Mondial’s (“FIM”) stockholders. As a result, the Company’s ownership in Bangtelindo was diluted to 2.41%.

On February 5, 2008, based on decision of the EGM of Stockholders of Bangtelindo as covered by notarial deed No. 85 of Dr. Wiratni Ahmadi, S.H. dated June 30, 2008, the Bangtelindo’s stockholders agreed the addition of paid in capital amounting to Rp.1,200 million from FIM’s stockholders. As a result, the Company’s ownership in Bangtelindo was diluted to 2.11%.

g.	Scicom

Scicom is engaged in providing call center services in Malaysia. As of December 31, 2007 and 2008, TII’s contributions amounted to US$0.29 million (equivalent to Rp.2,712 million) and US$3.42 million (equivalent to Rp.30,961 million), respectively, which represent or equivalent to 0.93% and 9.80% of TII’s total ownership in Scicom for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				December 31,
	2007	Additions	Deductions	Reclassifications	2007
At cost:
Direct acquisitions
Land	399,338	162,061	—	(51)	561,348
Buildings	2,416,933	43,618	—	97,253	2,557,804
Leasehold improvements	341,740	61,758	—	—	403,498
Switching equipment	21,335,512	342,229	—	2,615,398	24,293,139
Telegraph, telex and data communication equipment	189,701	—	—	(33,665)	156,036
Transmission installation and equipment	34,621,302	677,887	(20,080)	9,479,277	44,758,386
Satellite, earth station and equipment	5,568,809	415,446	—	(4,629)	5,979,626
Cable network	19,515,317	1,114,926	—	39,286	20,669,529
Power supply	3,269,686	64,214	(649)	1,082,826	4,416,077
Data processing equipment	4,740,341	389,904	—	580,537	5,710,782
Other telecommunications peripherals	626,631	25,670	—	(15,281)	637,020
Office equipment	759,959	47,436	—	(100,911)	706,484
Vehicles	171,778	2,759	(513)	(17,832)	156,192
Other equipment	113,093	5,615	—	(8,924)	109,784
Property under construction:
Buildings	35,105	61,913	—	(96,932)	86
Switching equipment	1,334,956	1,337,231	—	(2,588,447)	83,740
Transmission installation and equipment	2,987,094	8,765,237	—	(9,227,301)	2,525,030
Satellite, earth station and equipment	—	3,557	—	—	3,557
Cable network	7,159	3,635	(4,183)	(6,230)	381
Power supply	17,644	1,122,932	—	(1,102,597)	37,979
Data processing equipment	16	573,628	—	(542,293)	31,351
Leased assets
Transmission installation and equipment	265,820	17,993	—	—	283,813

Total	98,717,934	15,239,649	(25,425)	149,484	114,081,642

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,089,772	117,030	—	414	1,207,216
Leasehold improvements	200,248	57,614	—	—	257,862
Switching equipment	11,195,005	2,342,153	—	25,399	13,562,557
Telegraph, telex and data communication equipment	185,736	356	—	(33,665)	152,427
Transmission installation and equipment	12,163,943	3,910,579	(6,164)	110,607	16,178,965
Satellite, earth station and equipment	1,947,875	428,511	—	(3,031)	2,373,355
Cable network	11,495,878	1,458,905	—	(37,353)	12,917,430
Power supply	1,500,435	370,030	(284)	(5,434)	1,864,747
Data processing equipment	3,363,753	536,903	—	(5,352)	3,895,304
Other telecommunications peripherals	587,545	12,831	—	(24,918)	575,458
Office equipment	593,038	44,259	—	(52,370)	584,927
Vehicles	161,018	4,185	(513)	(17,635)	147,055
Other equipment	101,211	8,049	—	(8,823)	100,437
Leased assets
Transmission installation and equipment	133,476	6,370	—	48,248	188,094

Total	44,718,933	9,297,775	(6,961)	(3,913)	54,005,834

Net Book Value	53,999,001				60,075,808

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,	Acquisitions				December 31,
	2008	of Sigma	Additions	Deductions	Reclassifications	2008
At cost:
Direct acquisitions
Land	561,348	26,678	95,599	—	1,143	684,768
Buildings	2,557,804	17,091	40,502	(349)	106,756	2,721,804
Leasehold improvements	403,498	2,226	54,004	—	1,108	460,836
Switching equipment	24,293,139	—	72,635	—	1,990,398	26,356,172
Telegraph, telex and data communication equipment	156,036	—	959	—	(17,830)	139,165
Transmission installation and equipment	44,758,386	—	2,750,067	(27,523)	9,092,024	56,572,954
Satellite, earth station and equipment	5,979,626	—	632,731	—	(110,159)	6,502,198
Cable network	20,669,529	—	1,855,736	—	(667,283)	21,857,982
Power supply	4,416,077	—	97,001	—	1,325,180	5,838,258
Data processing equipment	5,710,782	14,523	505,966	(23)	953,519	7,184,767
Other telecommunications peripherals	637,020	2,186	31,043	—	(125,055)	545,194
Office equipment	706,484	1,345	42,644	(768)	(71,065)	678,640
Vehicles	156,192	1,161	14,411	(1,064)	(43,426)	127,274
Other equipment	109,784	—	4,502	—	(8,900)	105,386
Property under construction:
Buildings	86	—	160,163	—	(100,150)	60,099
Switching equipment	83,740	—	1,972,192	—	(2,038,777)	17,155
Transmission installation and equipment	2,525,030	—	9,391,458	—	(10,742,658)	1,173,830
Satellite, earth station and equipment	3,557	—	—	—	(3,557)	—
Cable network	381	—	1,188	—	(1,185)	384
Power supply	37,979	—	1,319,288	—	(1,344,136)	13,131
Data processing equipment	31,351	21,676	1,456,582	(6)	(1,081,905)	427,698
Leased assets
Vehicles	—	—	56,719	—	279	56,998
Transmission installation and equipment	283,813	—	1,226	(61)	—	284,978
Data processing equipment	—	—	236,240	—	—	236,240
Office equipment	—	—	578,439	(146,677)	5,943	437,705
Customer premise equipment (“CPE”) assets	—	—	23,307	—	—	23,307

Total	114,081,642	86,886	21,394,602	(176,471)	(2,879,736)	132,506,923

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,207,216	—	131,566	—	12,807	1,351,589
Leasehold improvements	257,862	—	64,906	—	1,142	323,910
Switching equipment	13,562,557	—	2,422,407	—	(58,630)	15,926,334
Telegraph, telex and data communication equipment	152,427	—	730	—	(17,830)	135,327
Transmission installation and equipment	16,178,965	—	4,689,470	(9,236)	(1,638,587)	19,220,612
Satellite, earth station and equipment	2,373,355	—	440,331	—	(80,839)	2,732,847
Cable network	12,917,430	—	1,293,189	—	(704,305)	13,506,314
Power supply	1,864,747	—	485,957	—	(17,651)	2,333,053
Data processing equipment	3,895,304	—	820,412	—	(126,839)	4,588,877
Other telecommunications peripherals	575,458	—	14,216	—	(127,466)	462,208
Office equipment	584,927	—	44,613	(409)	(68,058)	561,073
Vehicles	147,055	—	4,984	(868)	(43,122)	108,049
Other equipment	100,437	—	3,329	—	(8,900)	94,866
Leased assets
Vehicles	—	—	11,524	—	116	11,640
Transmission installation and equipment	188,094	—	19,229	(24)	24	207,323
Data processing equipment	—	—	58,557	—	1,605	60,162
Office equipment	—	—	435,482	(146,677)	1,912	290,717
CPE assets	—	—	2,432	—	—	2,432

Total	54,005,834	—	10,943,334	(157,214)	(2,874,621)	61,917,333

Net Book Value	60,075,808					70,589,590

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
a.	(Loss) gain on disposal or exchange of assets

	2006	2007	2008
Proceeds from sale of property, plant and equipment	17,269	39,105	3,598
Net book value	(7,806)	(18,464)	(19,257)

(Loss) gain on disposal	9,463	20,641	(15,659)

b.	KSO assets ownership arrangements
(i)	In accordance with the amended and restated KSO VII agreement with BSI, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of December 31, 2007 and 2008, the net book value of these property, plant and equipment was Rp.1,038,265 million and Rp.927,709 million, respectively.

(ii)	In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of December 31, 2007 and 2008, the net book value of this property, plant and equipment was Rp.817,350 million and Rp.510,347 million, respectively.
c.	Assets impairment and related claims
(i)	In the first quarter of 2005, the Government issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. Hence, the Company had shortened the remaining useful lives for WLL and Approach Link equipment in the first quarter of 2005 and depreciated the remaining net book value of these assets through December 31, 2006, and charged additional depreciation expense of Rp.240,398 million (Rp.168,279 million net after tax) in 2006.

(ii)	Further, on August 31, 2005, MoCI issued a press release which announced that in order to conform with international standards and as recommended by the International Telecommunications Union — Radio communication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for IMT-2000 or 3G network. In its press release, the MoCI also announced that the Code Division Multiple Access (“CDMA”)-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
c.	Assets impairment and related claims (continued)
(ii)	(continued)

On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network. Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and in 2005, the Company had written-down Rp.616,768 million for transmission installation and equipment of fixed wireless assets. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the assets and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79,359 million.

As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of the transmission installation and equipment for the fixed wireless network could no longer be used by the end of 2007 with total acquisition cost amounted to Rp.1,330,818 million. The BSS equipment has been completely replaced with BSS equipment operating in 800 MHz by the end of December 2007. Further, the Company changed the estimated remaining useful lives for the Jakarta and West Java BSS equipment and depreciated the remaining net book value of these assets through June 30, 2007 and recognized an additional depreciation expense of Rp.173,826 million (Rp.121,678 million net after tax) in 2006. In June 2007, the Company has fully depreciated the assets.

(iii)	As of December 31, 2007 and 2008, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2008, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(iv)	On February 2, 2007, Jakarta and its surrounding, area of Divre II Jakarta were covered by flood from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the flood have been re-operated since end of December 2008.

(v)	On March 6, 2007, Padang within Divre I Sumatera experienced an earthquake from which insurance claim for the replacement of the assets has been made. The facilities have been re-operated gradually since September 2007.

(vi)	On September 12, 2007, South and West Sumatera within Divre I Sumatera experienced an earthquake from which insurance claim for the replacement of the assets has been made. The facilities have been re-operated gradually since September 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
c.	Assets impairment and related claims (continued)
(vii)	On July 9, 2008, Balikpapan and its surrounding, area of Divre VI Kalimantan were covered by flood from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the flood have been re-operated gradually since July 2008.
d.	Others
(i)	Interest capitalized to property under construction amounted to Rp.nil for 2006, 2007 and 2008, respectively.

(ii)	Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for 2006, 2007 and 2008, respectively.

(iii)	In 2008, the Company reclassified its software which was previously recorded as property plant and equipment to intangible assets (Notes 14 and 55).

(iv)	In 2008, certain Telkomsel’s equipment (part of infrastructure) with a total cost of Rp.797,208 million and their previous expected useful lives subsequent to 2010, are planned to be used up to 2010. Hence, the depreciation of the equipment are accelerated up to that year. The change in the useful life has an insignificant impact to the depreciation charged.

(v)	From July 1, 2007 to December 31, 2008, Telkomsel recorded Rp.8,260,648 million of its property, plant and equipment which was subject to price adjustment (Notes 50a.ii and 53l). Part of the recorded amount of Rp.6,958,853 million has been depreciated with total accumulated depreciation charged to the consolidated statement of income amounting to Rp.403,106 million (Rp.392,896 million of which was charged to current year consolidated statement of income). Telkomsel and its vendors agreed to reduce the previous price by US$107.05 million (Note 53l). The effect of the adjustment is a reduction to recorded property, plant and equipment by Rp.1,035,588 million, accrued liabilities to the vendors by Rp.1,172,198 million and to depreciation expense by Rp.47,868 million which was charged to the current year consolidated financial statements.

(vi)	The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2009 and 2038. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(vii)	The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others (continued)
(viii)	As of December 31, 2008, the Company’s and its subsidiaries’ property, plant and equipment, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana Tbk, PT Asuransi Wahana Tata, PT Asuransi Ekspor Indonesia, PT Asuransi Sinar Mas, PT Asuransi Central Asia, PT Asuransi Allianz Utama Indonesia, PT Asuransi Bintang Tbk, PT Asuransi Tri Pakarta and PT Asuransi QBE POOL Indonesia against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.67,389,281 million, which was covered by sum insured basis with a maximum loss claim of Rp.2,166,993 million and US$12.70 million on first loss basis of Rp.5,352,100 million and US$4.00 million including business recovery of Rp.324,000 million with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$34.04 million and US$51.26 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(ix)	As of December 31, 2008, the completion of assets under construction was around 64.4% of the total contract value, with estimated dates of completion between April 2009 up to December 2009. Management believes that there is no impediment to the completion of the construction in progress.

(x)	Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

(xi)	The Company and its subsidiaries has lease commitments for transmission installation and equipment, vehicles, data processing equipment and office equipment, with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for assets under finance leases as of December 31, 2007 and 2008 are as follows:

Year	2007	2008
2008	78,768	—
2009	78,553	324,279
2010	78,553	198,054
2011	78,553	126,331
2012	61,890	76,537
Later	17,281	24,632

Total minimum lease payments	393,598	749,833
Interest	(164,354)	(161,135)

Net present value of minimum lease payments	229,244	588,698
Current maturities (Note 20a)	(27,250)	(250,918)

Long-term portion (Note 20b)	201,994	337,780

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (“RSA”)

	January 1,			December 31,
	2007	Additions	Reclassifications	2007
At cost:
Land	4,646	—	—	4,646
Buildings	5,110	—	(1,128)	3,982
Switching equipment	365,293	—	(78,605)	286,688
Transmission installation and equipment	296,365	—	(116,580)	179,785
Cable network	618,845	—	(35,492)	583,353
Other telecommunications peripherals	168,754	—	(19,554)	149,200

Total	1,459,013	—	(251,359)	1,207,654

Accumulated depreciation:
Land	2,703	232	—	2,935
Buildings	2,926	256	(747)	2,435
Switching equipment	172,341	25,788	(28,466)	169,663
Transmission installation and equipment	103,253	26,899	(40,011)	90,141
Cable network	124,740	42,088	(22,225)	144,603
Other telecommunications peripherals	87,418	24,060	(18,692)	92,786

Total	493,381	119,323	(110,141)	502,563

Net Book Value	965,632			705,091

	January 1,			December 31,
	2008	Additions	Reclassifications	2008
At cost:
Land	4,646	—	(3,333)	1,313
Buildings	3,982	—	(3,644)	338
Switching equipment	286,688	—	(133,912)	152,776
Transmission installation and equipment	179,785	—	(79,713)	100,072
Cable network	583,353	—	(122,038)	461,315
Other telecommunications peripherals	149,200	—	(138,653)	10,547

Total	1,207,654	—	(481,293)	726,361

Accumulated depreciation:
Land	2,935	181	(2,190)	926
Buildings	2,435	195	(2,569)	61
Switching equipment	169,663	23,906	(123,670)	69,899
Transmission installation and equipment	90,141	12,428	(49,287)	53,282
Cable network	144,603	47,302	(75,671)	116,234
Other telecommunications peripherals	92,786	24,124	(107,605)	9,305

Total	502,563	108,136	(360,992)	249,707

Net Book Value	705,091			476,654

In accordance with the RSA, the ownership rights to the property, plant and equipment under RSA are legally retained by the investors until the end of the revenue-sharing periods.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT UNDER RSA (continued)

The balances of unearned income on RSA as of December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Gross amount	1,459,013	1,207,654	726,361

Accumulated amortization:
Beginning balance	(582,155)	(641,839)	(704,269)
Additions (Note 35)	(151,961)	(313,789)	(204,061)
Deductions	92,277	251,359	481,293

Ending balance	(641,839)	(704,269)	(427,037)

Net	817,174	503,385	299,324

13.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2007 and 2008 consist of:

	2007	2008
Prepaid rent — net of current portion (Note 8)	783,384	890,132
Advances for purchase of property, plant and equipment	179,605	768,323
Deferred Indefeasible Right of Use (“IRU”) Agreement charges (Note 45c.ii)	165,340	154,096
Deferred land rights charges	79,024	125,663
Restricted cash	91,607	102,526
Equipment not used in operations — net	59,273	58,847
Security deposits	37,575	50,174
Others	12,956	9,927

Total	1,408,764	2,159,688

Deferred land rights charges represent costs to extend the contractual life of the land rights which have been deferred and amortized over the contractual life (Note 11d.vi).
As of December 31, 2007 and 2008, restricted cash represent cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.
As of December 31, 2008, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation charged to the consolidated statements of income in 2007 and 2008 amounted to Rp.23,378 million and Rp.18,105 million, respectively.
As of December 31, 2007 and 2008, certain equipment of Telkomsel with a net carrying amount of Rp.119,773 million and Rp.1,131 million, respectively, was reclassified to property, plant and equipment (Note 11).
Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	GOODWILL AND OTHER INTANGIBLE ASSETS
(i)	The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2007 and 2008 are as follows:

	Other
	intangible
	assets	License	Total
Gross carrying amount:
Balance, December 31, 2006	8,195,353	436,000	8,631,353
Addition — The Company’s software	224,553	—	224,553

Balance, December 31, 2007	8,419,906	436,000	8,855,906

Accumulated amortization:
Balance, December 31, 2006	(3,915,010)	(11,679)	(3,926,689)
Amortization expense during the year (Note 38)	(1,107,291)	(46,714)	(1,154,005)

Balance, December 31, 2007	(5,022,301)	(58,393)	(5,080,694)

Net Book Value	3,397,605	377,607	3,775,212

Weighted-average amortization period	7.22 years	9.33 years

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2007	—	8,419,906	436,000	8,855,906
Additions — acquisition of Sigma (Note 4)	99,944	189,405	—	289,349
Additions — Sigma’s software	—	19,092	—	19,092
Additions — acquisition of Indonusa (Notes 1d.b and 1d.c)	6,600	—	—	6,600
Additions — GSD’s software	—	50	—	50
Additions — The Company’s software	—	341,146	—	341,146

Balance, December 31, 2008	106,544	8,969,599	436,000	9,512,143

Accumulated amortization:
Balance, December 31, 2007	—	(5,022,301)	(58,393)	(5,080,694)
Amortization expense during the year (Note 38)	(17,048)	(1,179,879)	(46,714)	(1,243,641)

Balance, December 31, 2008	(17,048)	(6,202,180)	(105,107)	(6,324,335)

Net Book Value	89,496	2,767,419	330,893	3,187,808

Weighted-average amortization period	5 years	7.05 years	9.33 years
(ii)	Goodwill resulted from the acquisition of Sigma in 2008 (Note 4) and Indonusa in 2008 (Notes 1d.b and 1d.c). Goodwill is amortized using the straight-line method over a period of not more than five years (Note 2d). Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas.

(iii)	The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license (Notes 2j and 45a.ii).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)
(iv)	The estimated annual amortization expense relating to other intangible assets for each year beginning from January 1, 2009 is approximately Rp.1,288,186 million per year.

(v)	As of December 31, 2008, there were indications of impairment, however based on the Company’s and subsidiaries’ assessment, the recoverable value is higher than the carrying amounts.
15.	ESCROW ACCOUNTS

Escrow accounts as of December 31, 2007 and 2008 consist of the following:

	2007	2008
Bank Mandiri	—	49,557
Bank Danamon	1,176	1,185
Others (each below Rp.1 billion)	226	108

	1,402	50,850

The escrow account with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 50d.iv).
The escrow account with Bank Danamon were established in relation with the RSA in telecommunications equipment in Divre VII East Indonesia.
Refer to Note 45 for details of related party transactions.
16.	TRADE PAYABLES

	2007	2008
Related parties
Concession fees	602,112	995,870
Purchases of equipment, materials and services	325,649	322,320
Payables to other telecommunications providers	15,151	57,956

Sub-total	942,912	1,376,146

Third parties
Purchases of equipment, materials and services	5,648,593	10,648,709
Payables related to RSA	233,765	85,069
Payables to other telecommunications providers	79,664	59,460

Sub-total	5,962,022	10,793,238

Total	6,904,934	12,169,384

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	TRADE PAYABLES (continued)

Trade payables by currency are as follows:

	2007	2008
Rupiah	6,523,615	6,222,325
U.S. Dollars	289,523	4,633,457
Euro	90,306	1,308,456
Singapore Dollars	954	4,498
Great Britain Poundsterling	—	573
Japanese Yen	—	62
Others	536	13

Total	6,904,934	12,169,384

Refer to Note 45 for details of related party transactions.

17.	ACCRUED EXPENSES

	2007	2008
Operations, maintenance and telecommunications services	871,611	1,546,701
Salaries and benefits	1,115,383	833,273
Early retirement program	—	788,205
General, administrative and marketing	599,498	634,086
Interest and bank charges	154,584	291,367

Total	2,741,076	4,093,632

Accruals for early retirement program arose from the Decision of Human Capital and General Affairs Director No. KR.18/PS900/COP-B0011000/2008 on early retirement dated December 19, 2008 and as communicated to the employees on the same date. The Company accrued on the basis of the number of eligible employees by grade who were expected to enroll. Accrued early retirement benefits as of December 31, 2008, amounted to Rp.788,205 million, consisting of Rp.749,867 million charged to the 2008 consolidated statements of income (Note 36) and Rp.38,338 million from a reclassification from the balance for other post-retirement benefit (Note 42b).
Refer to Note 45 for details of related party transactions.
18.	UNEARNED INCOME

	2007	2008
Prepaid pulse reload vouchers	2,263,737	2,605,742
Other telecommunications services	48,982	36,284
Others	101,233	100,097

Total	2,413,952	2,742,123

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS

	2007	2008
Bank CIMB Niaga	29,800	35,000
Bank Ekonomi	—	11,000
BNI	333,334	—
BCA	100,000	—
Bank Mandiri	100,000	—
Bank Syariah Mega	10,535	—

Total	573,669	46,000

Refer to Note 45 for details of related party transactions.
a.	Bank CIMB Niaga

On April 25, 2005, Balebat entered into a Rp.800 million, 12% per annum fixed rate revolving credit facility and Rp.1,600 million investment credit facility agreement with Bank CIMB Niaga. These credit facilities are secured by Balebat’s property, plant and equipment located in West Java up to a maximum of Rp.3,350 million (Note 11). The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 from 12% per annum to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the latest amendment, the revolving credit facility amounting to Rp.800 million was combined with the short-term fixed credit facility of Rp.4,000 million (Note 23f). Additionally, Balebat obtained a credit facility of Rp.500 million with a fixed interest rate of 16.75% per annum, maturing on May 30, 2007. On May 23, 2007, the loan agreement was amended (4th amendment agreement) to increase the maximum facility amount and interest rate to Rp.15,000 million and 13% per annum respectively, for the period up to May 29, 2008. On April 29, 2008, the loan agreement was amended to change the maturity period to May 29, 2009 and change rate from 13% per annum to 11% per annum. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.14,800 million and Rp.15,000 million, respectively.

On April 29, 2008, Balebat received an additional Specific Transaction Facility of Rp.5,000 million (Note 23f). The loan bears an interest rate of 11.5% per annum and will mature on May 29, 2009. As of December 31, 2008, the principal outstanding amounted to Rp.5,000 million.

On October 18, 2005, GSD entered into two short-term loan agreements with Bank CIMB Niaga for an original facility of Rp.12,000 million and Rp.3,000 million. The loans bore interest rate of 14.50% per annum and matured on October 18, 2006 for each loan. The loan agreements were amended twice, the latest on November 3, 2006 to change the interest rate from 16.25% per annum to 15.5% per annum and the maturity period to October 18, 2007. On November 23, 2007, GSD entered into a short-term loan agreement with Bank CIMB Niaga as an amendment of the both loans for an original facility of Rp.15,000 million. The loan bore interest rate of 11% per annum and matured on 18 October 2008. The loan agreement was amended twice, the latest on December 23, 2008 to change the total facility to Rp.19,000 million with interest rate of 15.5% per annum and the maturity period to October 18, 2009. This credit facility is secured by GSD’s property, plant and equipment located in Jakarta (Note 11). The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.15,000 million and Rp.15,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS (continued)
b.	Bank Ekonomi

On October 14, 2008, Sigma entered into a Rp.7,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears floating interest rate from 12.50% per annum to 15.50% per annum and repayable within 9 months from the signing date to July 15, 2009. This facility is secured by Sigma’s trade receivables (Note 6). As of December 31, 2008, the principal outstanding amounted to Rp.7,500 million.

On November 14, 2008, Sigma entered into a Rp.5,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. On December 2, 2008, Rp.3,500 million were drawdown from the Facility. The loan bears interest rate of 15.50% per annum and is repayable within 12 months from the signing date to December 2, 2009. This facility is secured by Sigma’s trade receivables (Note 6). As of December 31, 2008, the principal outstanding amounted to Rp.3,500 million.

c.	BNI

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with BNI, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month Jakarta Interbank Offered Rate (“JIBOR”) plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. On July 24, 2007, the loan agreement was amended for additional facilities of Rp.200,000 million. On April 28, 2008, the loan was fully repaid.

d.	BCA

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with BCA, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. On March 28, 2008, the loan was fully repaid.

e.	Bank Mandiri

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with Bank Mandiri, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. On March 28, 2008, the loan was fully repaid.

f.	Bank Syariah Mega

On December 11, 2007, Infomedia entered into a Rp.10,535 million loan agreement with Bank Syariah Mega for working capital purpose. The facility was obtained through sharia principles with the estimated rates on borrowing at 14% per annum and was secured by the receivables from contact center (Note 6). The loan was payable within 3 months from the signing date. Based on amendment on June 10, 2008 (2nd amendment agreement), the maturity period of loan agreement was extended to September 11, 2008. On September 29, 2008, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2007	2008
Bank loans	23	3,222,507	5,014,766
Deferred consideration for business combinations	24	1,134,512	1,297,857
Two-step loans	21	446,540	490,692
Obligations under finance leases	11	27,250	250,918

Total		4,830,809	7,054,233

b.	Long-term portion

	(In billions of Rupiah)
	Notes	Total	2010	2011	2012	2013	Later
Bank loans	23	7,495.1	4,312.2	1,943.6	616.1	609.2	14.0
Two-step loans	21	3,949.4	467.3	439.9	441.9	367.2	2,233.1
Deferred consideration for business combinations	24	1,458.5	1,340.1	118.4	—	—	—
Obligations under finance leases	11	337.7	150.6	98.8	65.5	22.3	0.5

Total		13,240.7	6,270.2	2,600.7	1,123.5	998.7	2,247.6

21.	TWO-STEP LOANS
a.	Two-step loans are unsecured loans obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The details of the two-step loans are as follows:

	Interest rate		Outstanding
Creditors	2007	2008	2007	2008
Overseas banks	3.10% - 12.14%	3.10% - 12.27%	4,158,854	4,440,123
Consortium of contractors	3.20%	—	15,570	—

Total			4,174,424	4,440,123
Current maturities (Note 20a)			(446,540)	(490,692)

Long-term portion (Note 20b)			3,727,884	3,949,431

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	TWO-STEP LOANS (continued)
b.	The details of two-step loans obtained from overseas banks as of December 31, 2007 and 2008 are as follows:

	Interest rate		Outstanding
Currencies	2007	2008	2007	2008
U.S. Dollars	4.00% - 7.39%	4.00% - 6.67%	1,670,591	1,735,859
Rupiah	8.97% - 12.14%	9.27% - 12.27%	1,404,237	1,214,911
Japanese Yen	3.10%	3.10%	1,084,026	1,489,353

Total			4,158,854	4,440,123

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

The two-step loans which are payable in Rupiah bear either fixed interest rates and floating interest rates based upon the average interest rate on three-month Certificate of Bank Indonesia (“Sertifikat Bank Indonesia” or “SBI”) during the six-months preceding the installment due date plus 1% per annum, and floating interest rate offered by the lenders plus 5.25% per annum. Two-step loans which are payable in foreign currencies bear either fixed rate interests and the floating interest rate offered by the lenders, plus 0.5% per annum.

c.	The two-step loans obtained from a consortium of contractors as of December 31, 2007 consisted of loans in Japanese Yen with an interest rate of 3.20% per annum.

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans were payable in semi-annual installments and were due on various dates through June 15, 2008. On June 15, 2008, the loans were fully repaid.
As of December 31, 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.
The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
As of December 31, 2008, the Company complied with the above mentioned ratios.
Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	NOTES AND BONDS
a.	Bonds

On July 16, 2002, the Company issued a five-year bonds amounting to Rp.1,000,000 million, at par value. The bonds bore interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on IDX and matured on July 16, 2007. The trustee of the bonds is BRI (effective from January 17, 2006 replacing BNI) and the custodian is PT Kustodian Sentral Efek Indonesia.

Under the provisions of the bond, the Company is required to comply with all covenants or restrictions including maintaining certain consolidated financial ratios. The Company was also restricted from making any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million, in which the Company was not able to comply with in 2006. However, the Company has obtained a written waiver from BRI, the trustee of the bonds. The bonds were fully repaid on July 16, 2007.

b.	Medium-term Notes (the “Notes”)

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Notes for a total principal amount of Rp.1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the TII acquisition amounting to US$123.0 million.

The Notes consist of four series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

Interest on the Notes was payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes were unsecured and at all times ranked pari passu with other unsecured debts of the Company. The Company may, at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.
On June 15, 2005, December 15, 2005, June 15, 2006 and June 15, 2007, the Company repaid the Series A, Series B, Series C and Series D Notes, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS

The details of long-term bank loans as of December 31, 2007 and 2008 are as follows:

			2007		2008
		2008	Outstanding		Outstanding
			Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea	US$	124	82.2	773,525	59	643,693
Bank Mandiri	Rp.	3,700,000	—	2,020,000	—	2,060,000
BCA	Rp.	2,250,000	—	850,000	—	1,350,000
Citibank	US$	113	15.7	148,032	—	—
	Euro	73	7.3	100,949	—	—
	Rp.	1,000,000	—	300,000	—	500,000
BNI	Rp.	3,550,000	—	1,330,000	—	2,710,000
Bank CIMB Niaga	Rp.	52,300	—	41,939	—	30,697
Bank Bukopin	Rp.	5,300	—	3,230	—	2,121
BRI	Rp.	3,400,000	—	1,820,000	—	2,760,000
Bank Ekonomi	Rp.	60,000	—	—	—	53,399
Syndication of banks	Rp.	2,400,000	—	—	—	2,400,000

Total				7,387,675		12,509,910
Current maturities of bank loans (Note 20a)				(3,222,507)		(5,014,766)

Long-term portion (Note 20b)				4,165,168		7,495,144

Refer to Note 45 for details of related party transactions.
a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124 million, to finance the CDMA procurement from the Samsung Consortium. The facility bears interest, commitment and other fees totaling 5.68% per annum. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006.

b.	Bank Mandiri
(i)	On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.360,000 million and Rp.120,000 million, respectively.

(ii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.210,000 million and Rp.70,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
b.	Bank Mandiri (continued)
(iii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1,25% per annum which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement was amended with addition of total facilities provided amounted to Rp.200,000 million. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.700,000 million and Rp.420,000 million, respectively.

(iv)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.750,000 million and Rp.450,000 million, respectively.

(v)	On December 23, 2008, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.1,300,000 million. On December 30, 2008, Rp.1,000,000 million has been drawn-down from the Facility and the remaining Rp.300,000 will be drawn-down on January 30, 2009 (Note 53f). This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 2.25% per annum which becomes due monthly in arrears and is unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.1,000,000 million.
c.	BCA
(i)	On March 16, 2006, Telkomsel signed a loan agreement with BCA for a facility of Rp.400,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.240,000 million and Rp.80,000 million, respectively.

(ii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.210,000 million and Rp.70,000 million, respectively.

(iii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BCA of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.400,000 million and Rp.200,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
c.	BCA (continued)
(iv)	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BCA of Rp.1,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.1,000,000 million.
d.	Citibank
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (“AG”) (Note 50a.ii), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank, Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches. The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.

The Facility bore interest rate based on the Euro Interbank Offered Rate (EURIBOR) plus 0.75% per annum and was unsecured. Interest was payable semi-annually, starting on the utilization date of the Facility (May 29, 2003) and was due on October 7, 2008. On May 28, 2008, the loan was fully repaid.

In addition to interest, Telkomsel was also charged an insurance premium for the guarantee given by Hermes in favor of Telkomsel for each loan utilization, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a loan agreement with Citibank (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million. The facility which was unsecured, was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with Pirelli Cables and Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The lender required a fee of 8.4% of the total facility, 15% of which was paid in cash and 85% was included in the loan balance.

As of December 31, 2007, the outstanding loan was US$4.1 million (equivalent to Rp.39,394 million) and on September 15, 2008, the loan was fully repaid. The loan is payable in 10 equal semi-annual installments beginning in April 2004 with interest at a rate equal to the six-month London Interbank Offered Rate (LIBOR) plus 0.75% per annum.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
d.	Citibank (continued)
2.	HP Backbone Loans (continued)
b.	On April 10, 2002, the Company entered into a loan agreement with Citibank (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility which was unsecured, was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub-System VI, as part of HP Backbone network.

The loan bore a fixed interest rate of 4.14% per annum payable in 10 semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2007 was US$1.9 million (equivalent to Rp.17,442 million) and on June 5, 2008, the loan was fully repaid.
As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of December 31, 2007 and up to the repayment date on June 5, 2008 and September 15, 2008, as follows:
1.	Debt service coverage ratio should exceed 1.5:1.

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period April 10, 2002 to January 1, 2003,

b.	2.75:1 for the period January 2, 2003 to January 1, 2004,

c.	2.5:1 for the period January 2, 2004 to January 1, 2005, and

d.	2:1 for the period January 2, 2005 to the full repayment date of the loans.
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period April 10, 2002 to January 1, 2004, and

b.	3:1 for the period January 2, 2004 to the full repayment date of the loans.
In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of stockholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. In 2006, the Company has complied with the above covenant.

As of June 21, 2007, the Company obtained a waiver letter from Citibank International plc pertaining to the waiver of the above providing loans facility covenant, which is valid until the loans facility have been fully repaid. In 2007 and 2008, the Company has complied with the above covenant.

3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (“Ericsson Indonesia”) (Note 50a.ii), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank, Jakarta branch (“Arranger”) covering a total Facility of US$70.5 million, divided into several tranches. The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility is determined based on Commercial Interest Reference Rate (CIRR) of 3.52% plus 0.5% per annum and is unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
d.	Citibank (continued)
3.	EKN-Backed Facility (continued)

In addition to interest, Telkomsel was also charged an insurance premium for the guarantee given by EKN in favor of Telkomsel for each loan utilization, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.

No amounts were drawdown from the Facility in 2007 and 2008. On December 30, 2008, the loan was fully repaid.

4.	Medium term loan
(a)	On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, Jakarta Branch for a facility of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.300,000 million and Rp.100,000 million, respectively.

(b)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Citibank, Jakarta Branch of Rp.500,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.09% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.400,000 million.
The following table summarizes the principal outstanding on the various long-term loans from Citibank as of December 31, 2007 and 2008:

		2007		2008
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
		(in millions)	equivalent	(in millions)	equivalent
Hermes Export Facility	Euro	7.3	100,949	—	—
HP Backbone loans	US$	6.0	56,836	—	—
EKN-Backed Facility	US$	9.7	91,196	—	—
Medium term loan	Rp.	—	300,000	—	500,000

Total			548,981		500,000
Current maturities			(448,981)		(300,000)

Long-term portion			100,000		200,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
e.	BNI
(i)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.180,000 million and Rp.60,000 million, respectively.

(ii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.400,000 million and Rp.200,000 million, respectively.

(iii)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.750,000 million and Rp.450,000 million, respectively.

(iv)	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BNI of Rp.2,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.2,000,000 million.
f.	Bank CIMB Niaga
(i)	On December 28, 2004, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.7,200 million comprising of Rp.5,000 million to finance the construction of plant (“Investment Facility”) with an interest rate of 13.5% per annum and Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with an interest rate of 12% per annum. Through an amendment on December 1, 2005, the interest rate was subsequently increased to 17% per annum. The Investment Facility is payable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is payable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a total value of Rp.8,450 million (Note 11). On March 1 2008, the Investment Facility loan was fully repaid. As of December 31, 2007 and 2008, principal outstanding under these facilities amounted to Rp.1,354 million and Rp.623 million, respectively.

On December 22, 2005, the loan agreement was amended to include a short-term credit facility of Rp.4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp.800 million (Note 19a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
f.	Bank CIMB Niaga (continued)
(i)	(continued)

On June 13, 2006, Balebat also received an additional facility of Rp.2,500 million which consisted of a facility of Rp.2,000 million to finance the purchase of a printing machine and Rp.500 million to finance the purchase of operational vehicles with an interest rate of 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities are secured by Balebat’s property, plant and equipment located in West Java (Note 11). As of December 31, 2007, the outstanding loans of the facilities were Rp.1,243 million and Rp.nil, and as of December 31, 2008 was Rp.888 million and Rp.nil.

(ii)	As discussed in Note 19a, on April 25, 2005, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% per annum. As of December 31, 2007 and 2008, the principal outstanding amounted to Rp.734 million and Rp.335 million, respectively.

(iii)	On May 29, 2006, Infomedia entered into a loan agreement with Bank CIMB Niaga for a facility of Rp.18,500 million, to finance its call center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the call center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date (Note 6). As of December 31, 2007 and 2008, the principal outstanding amounted to Rp.11,041 million and Rp.3,680 million, respectively.

(iv)	In March 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.20,000 million with an interest rate of 13% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in May 2015. As of December 31, 2007 and 2008, the principal outstanding amounted to Rp.19,700 million and Rp.18,900 million, respectively.

(v)	On November 23, 2007, GSD entered into a loan agreement (3rd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.8,000 million with an interest rate of 11% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 5 years and the principal is payable in 60 monthly installments and will be due on November 23, 2012. As of December 31, 2007 and 2008, the principal outstanding amounted to Rp.7,867 million and Rp.6,271 million, respectively.
g.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities in a maximum of Rp.5,300 million to finance the acquisition of a property. The loan is payable in 60 monthly installments and bears an interest rate of 15.75% per annum and 15.00% per annum as of December 31, 2007 and 2008. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. The facilities are secured by certain Infomedia’s property, plant and equipment (Note 11).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
h.	BRI
(i)	On June 15, 2007, Telkomsel entered into a medium-term loan agreement with BRI for a facility of Rp.400,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.320,000 million and Rp.160,000 million, respectively.

(ii)	On October 24, 2007, Telkomsel signed a medium-term loan agreement with BRI of Rp.2,000,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. In 2008, the loan has been fully drawn-down. The principal outstanding as of December 31, 2007 and 2008 amounted to Rp.1,500,000 million and Rp.1,600,000 million, respectively.

(iii)	On July 28, 2008, Telkomsel entered a medium-term facility loan agreement with BRI of Rp.1,000,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. As of December 31, 2008, the principal outstanding amounted to Rp.1,000,000 million.
i.	Bank Ekonomi
(i)	On December 7, 2006, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.14,000 million. The facility bears a floating interest rate from 9.50% per annum to 15.50% per annum and is payable in 63 monthly installments starting from September 12, 2007 and ending on December 12, 2012. As of December 31, 2008, the principal outstanding amounted to Rp.11,343 million.

(ii)	On March 9, 2007, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.13,000 million. The facility bears a floating interest rate from 9.50% per annum to 15.50% per annum and is payable in 60 monthly installments starting from December 12, 2007 and ending on December 12, 2012. As of December 31, 2008, the principal outstanding amounted to Rp.9,056 million.

(iii)	On September 10, 2008, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.33,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% and is payable in 78 monthly installments starting from March 11, 2009 and ending on March 11, 2015. As of December 31, 2008, the principal outstanding amounted to Rp.33,000 million.
These credit facilities are secured by a parcel of land and buildings of Sigma located in Surabaya (Note 11) and Sigma’s trade receivables (Note 6) and also includes certain restrictive covenants which require Sigma to obtain written consent from Bank Ekonomi prior to acting as guarantor for third party loan, mortgaging the land to other bank or third party, leasing the land to third party, withdrawing the facility exceeding the maximum facility limit, changing Sigma’s legal status, distributing or declaring dividend and paying shareholder’s receivables .

As of December 31, 2008, the Company has complied with the above covenant.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
j.	Syndication of banks

On July 29, 2008, the Company entered into a long-term loan agreements with syndication of BNI, BRI and Bank Jabar (syndication of banks) of Rp.2,400,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 1.2% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on July 28, 2013.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of December 31, 2008 as follows:
1.	Debt to equity ratio should not exceed 2:1.

2.	Debt service coverage ratio should exceed 125%.
24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

Deferred consideration represents the Company’s obligations to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2007	2008
TII transaction
PT Aria Infotek	161,492	62,714
The Asian Infrastructure Fund	38,450	14,932
MediaOne International I B.V.	107,661	41,809
Less discount on promissory notes	(8,933)	(496)

	298,670	118,959

KSO IV transaction
MGTI	2,300,449	1,838,388
Less discount	(268,396)	(146,074)

	2,032,053	1,692,314

KSO VII transaction
BSI	1,620,636	1,094,209
Less discount	(316,574)	(149,080)

	1,304,062	945,129

Total	3,634,785	2,756,402
Current maturity — net of discount (Note 20a)	(1,134,512)	(1,297,857)

Long-term portion — net of discount (Note 20b)	2,500,273	1,458,545

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)
a.	TII transaction

The outstanding balance relating to the TII transaction represents non-interest bearing promissory notes which were included in the purchase consideration, and arose from the acquisition of the 100% outstanding common shares of TII (previously the Company’s KSO III partner) on July 31, 2003. These promissory notes have initial face value of US$109.1 million (equivalent to Rp.927,272 million). The promissory notes are payable in 10 equal semi-annual installments beginning July 31, 2004 and a present value at a discount rate of 5.16% at the closing date of US$92.7 million (equivalent to Rp.788,322 million).

As of December 31, 2007 and 2008, the outstanding promissory notes, before unamortized discount, amounted to US$32.7 million (equivalent to Rp.307,603 million) and US$10.9 million (equivalent to Rp.119,455 million), respectively.

b.	KSO IV transaction

The outstanding balance relating to the KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through December 2010 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of December 31, 2007 and 2008, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$244.8 million (equivalent to Rp.2,300,449 million) and US$167.9 million (equivalent to Rp.1,838,388 million), respectively.

c.	KSO VII transaction

The outstanding balance relating to the KSO VII transaction arose from acquisition of KSO VII by the Company, based on amendment and restatement of KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through December 2010 at a discount rate of 15%, plus the direct cost of the business combination.

As of December 31, 2007 and 2008, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.1,620,636 million and Rp.1,094,209 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	MINORITY INTEREST

	2007	2008
Minority interest in net assets of subsidiaries:
Telkomsel	9,166,099	9,460,506
Infomedia	137,719	163,774
Metra	944	59,500
GSD	—	—

Total	9,304,762	9,683,780

	2006	2007	2008
Minority interest in net income (loss) of subsidiaries:
Telkomsel	3,913,743	4,767,873	3,997,135
Infomedia	36,784	45,567	54,605
Metra	(2,428)	(2,628)	1,903
GSD	2	—	—

Total	3,948,101	4,810,812	4,053,643

26.	CAPITAL STOCK

	2007
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	51.82	2,580,118
JPMCB US Resident (Norbax Inc.)	1,691,164,849	8.49	422,791
The Bank of New York Mellon Corporation (formerly The Bank of New York Company, Inc.)	1,733,904,616	8.71	433,476
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,169,695,491	30.98	1,542,425

Total	19,915,258,780	100.00	4,978,815
Treasury stock (Note 28)	244,740,500	—	61,185

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26.	CAPITAL STOCK (continued)

	2008
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.47	2,580,118
JPMCB US Resident (Norbax Inc.)	1,259,769,651	6.40	314,942
The Bank of New York Mellon Corporation	2,042,622,016	10.39	510,656
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,046,539,289	30.74	1,511,635

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 28)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.
27.	ADDITIONAL PAID-IN CAPITAL

	2007	2008
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

28.	TREASURY STOCK

Based on the resolution at the EGM of Stockholders of the Company on December 21, 2005, the stockholders authorized the phase I plan to repurchase the Company’s issued and outstanding Series B shares. The proposals for a stock repurchase program are under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with the total cost not to exceed Rp.5,250,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
28.	TREASURY STOCK (continued)

Based on the resolution at the AGM of Stockholders of the Company on June 29, 2007, the stockholders authorized the discontinuance of the phase I plan to repurchase the Series B shares and authorized the phase II plan to repurchase the Company’s issued and outstanding Series B shares. The proposal was to undertake a stock repurchase program with the following terms and conditions: (i) maximum stock repurchase would be 215,000,000 of the Company’s issued Series B shares with total cost not to exceed Rp.2,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 29, 2007 to December 28, 2008).

Based on the resolution at the AGM of Stockholders or the Company on June 20, 2008, the stockholders authorized the discontinuance of the phase II plan to repurchase the Series B shares and authorized the phase III plan to repurchase the Company’s issued and outstanding Series B shares. The proposals was to undertake a stock repurchase program with the following terms and conditions: (i) maximum stock repurchase would be 339,443,313 of the Company’s issued Series B shares with total cost not to exceed Rp.3,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 20, 2008 to December 20, 2009).

On October 13, 2008, based on BAPEPAM-LK Regulation No. XI.B.3 Attachment to the Decision of the Chairman of BAPEPAM-LK No. Kep-401/BL/2008 dated October 9, 2008 concerning the Stock Repurchase of Stock Issued by the Public Company on Potential Crisis Market Condition, the Company has released a full disclosure statement to the public in relation to the Company’s plan to conduct a stock repurchase program of the Company’s stock which has been issued and listed in IDX up to 20% of its issued and paid up capital with total cost not to exceed Rp.3,000,000 million which will be conduct gradually within the acquisition period that would not be longer than 3 months (October 13, 2008 to January 12, 2009).

As of December 31, 2007 and 2008, the Company has repurchased 244,740,500 and 490,574,500 shares of the Company’s issued and outstanding Series B shares, respectively, representing 1.21% and 2.43% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.2,176,611 million and Rp.4,264,073 million up to 2007 and 2008, respectively, (including broker’s commissions and custodian fees).

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

The movement of shares held in treasury arising from the programs for repurchase of shares is as follows:

	2007		2008
	Number		Number
	of shares	Rp.	of shares	Rp.
Balance beginning	118,376,500	952,211	244,740,500	2,176,611
Number of shares acquired	126,364,000	1,224,400	245,834,000	2,087,462

Balance ending	244,740,500	2,176,611	490,574,500	4,264,073

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
28.	TREASURY STOCK (continued)

Historical unit cost of repurchase of treasury shares for the years ended December 31, 2007 and 2008 is as follows:

	Rp.
	2007	2008
Weighted average	9,689	8,491
Minimum	8,868	4,857
Maximum	11,200	10,155
The acquisition cost per share has included the broker’s commissions. Up to the consolidated balance sheet date, none of the shares acquired were sold.

As of May 8, 2009, the Company had repurchased 490,574,500 shares equivalent to 2.43% of the issued and outstanding Series B shares, for a repurchase price of Rp.4,264,130 million, including broker and custodian fees (Note 1c).

29.	DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.360,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI — DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period where Rp.90,000 million shall be paid from the 2005 State budget, Rp.90,000 million from the 2006 State budget and the remaining Rp.298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure. As of December 31, 2007 and 2008, the development of the related infrastructures amounted to Rp.190,997 million and Rp.296,871 million, respectively.

As of December 31, 2007 and 2008, the Company has received an aggregate of Rp.270,000 million and Rp.360,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, being Rp.90,000 million each paid on December 30, 2005, December 28, 2006, December 13, 2007 and November 12, 2008, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company. The Company will record the remaining amount of Rp.118,000 million when received.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	TELEPHONE REVENUES

	2006	2007	2008
Fixed lines
Local and SLJJ	7,130,861	7,022,997	5,738,004
Monthly subscription charges	3,491,497	3,700,570	3,667,905
Installation charges	170,205	123,722	130,022
Phone cards	4,036	1,074	11,718
Others	182,434	152,848	182,608

Total	10,979,033	11,001,211	9,730,257

Cellular
Usage charges	19,257,290	21,823,201	23,692,277
Features	958,656	312,639	722,927
Monthly subscription charges	297,450	371,806	631,872
Connection fee charges	109,251	130,419	284,952

Total	20,622,647	22,638,065	25,332,028

Total Telephone Revenues	31,601,680	33,639,276	35,062,285

31.	INTERCONNECTION REVENUES

	2006	2007	2008
Revenues	11,793,805	12,705,911	12,054,314
Expenses	(3,112,344)	(3,054,604)	(3,263,560)

Total — Net	8,681,461	9,651,307	8,790,754

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 49).

Refer to Note 45 for details of related party transactions.

32.	REVENUES UNDER JOINT OPERATION SCHEMES (“KERJA SAMA OPERASI” or “KSO”)

	2006	2007	2008
MTR	207,516	—	—
Share in DKSOR	274,587	—	—
Amortization of unearned initial investor payments under KSO	7,311	—	—

Total	489,414	—	—

KSO revenues were shares of the Company’s revenues under joint operation agreements with the KSO partners. On October 19, 2006, the Company obtained the operational control over KSO VII (Note 47).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33.	DATA, INTERNET AND INFORMATION TECHNOLOGY REVENUES

	2006	2007	2008
Short Messaging Services (“SMS”)	7,227,154	11,224,343	9,653,649
Data communication and information technology services	625,594	1,858,108	2,617,058
Internet	907,467	1,374,793	2,224,090
VoIP	278,057	198,358	180,458
e-Business	26,915	28,533	37,503

Total	9,065,187	14,684,135	14,712,758

34.	NETWORK REVENUES

	2006	2007	2008
Leased lines	424,633	473,458	691,765
Satellite transponder lease	294,105	233,916	387,710

Total	718,738	707,374	1,079,475

Refer to Note 45 for details of related party transactions.

35.	REVENUE-SHARING ARRANGEMENTS (“RSA”) REVENUES

	2006	2007	2008
RSA revenues	263,516	114,189	121,991
Amortization of unearned income (Note 12)	151,961	313,789	204,061

Total	415,477	427,978	326,052

36.	PERSONNEL EXPENSES

	2006	2007	2008
Salaries and related benefits	2,400,631	2,884,111	2,956,440
Vacation pay, incentives and other benefits	2,209,056	2,488,266	2,241,970
Employees’ income tax	889,083	1,511,160	1,128,437
Net periodic post-retirement health care benefits costs (Note 44)	604,748	723,195	901,797
Early retirements programs (Note 17)	1,461,150	—	749,867
Net periodic pension costs (Notes 42a)	438,383	859,531	706,453
Housing	168,416	219,683	215,320
Other post-retirement cost (Note 42b)	76,168	84,726	83,569
LSA and LSA termination costs (Notes 43a,b)	139,672	(359,809)	35,300
Other employees’ benefits (Note 42c)	14,341	13,568	16,318
Medical	25,117	28,180	10,343
Others	87,000	42,279	70,820

Total	8,513,765	8,494,890	9,116,634

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37.	OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2006	2007	2008
Operations and maintenance	4,209,145	5,415,820	5,905,290
Radio frequency usage charges (Note 50d.v)	722,600	1,138,522	2,400,290
Concession fees and Universal Service Obligation (“USO”) charges	881,757	1,026,277	1,095,077
Cost of handset, phone, SIM and RUIM cards	579,334	582,065	1,101,548
Electricity, gas and water	417,349	481,659	558,375
Leased lines and CPE	236,394	298,661	383,340
Insurance	145,075	342,723	366,547
Vehicles rental and supporting facilities	246,184	236,274	232,367
Cost of IT services	—	—	105,740
Travelling	39,106	50,194	50,139
Call center	14,679	11,244	13,898
Others	4,105	7,157	5,074

Total	7,495,728	9,590,596	12,217,685

Refer to Note 45 for details of related party transactions.
38.	GENERAL AND ADMINISTRATIVE EXPENSES

	2006	2007	2008
Amortization of goodwill and other intangible assets (Note 14)	1,028,559	1,154,005	1,243,641
Collection expenses	542,466	598,606	583,871
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	458,252	500,808	397,950
Security and screening	197,416	236,034	258,750
Training, education and recruitment	224,321	222,670	241,425
Travelling	229,670	254,126	238,282
Professional fees	221,043	156,844	204,854
General and social contribution	301,826	237,379	141,850
Meetings	63,953	88,915	88,029
Vehicles rental	—	103,013	87,001
Stationery and printing	51,864	79,929	71,965
Research and development	8,653	6,733	9,753
Others	27,560	33,132	61,315

Total	3,355,583	3,672,194	3,628,686

'

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION
a.	Claim for tax refund

	2007	2008
Subsidiaries
Corporate income tax	—	5,484
Income tax — including interest
Article 21 — Individual income tax	—	388
Article 23 — Withholding tax on services delivery	72,751	213,006
Article 26 — Withholding tax on non-resident income tax	7,934	3,950
Value Added Tax (“VAT”) — including interest	327,326	347,126

	408,011	569,954

b.	Prepaid taxes

	2007	2008
The Company
Corporate income tax	—	226,765

	—	226,765

Subsidiaries
Corporate income tax	51,043	545,868
VAT	2,599	31,141
Income tax Article 23 — Services delivery	6,580	1,820

	60,222	578,829

	60,222	805,594

c.	Taxes payable

	2007	2008
The Company
Income taxes
Article 21 — Individual income tax	103,962	75,125
Article 22 — Withholding tax on goods delivery and imported	4,332	8,044
Article 23 — Withholding tax on services delivery	19,287	50,007
Article 25 — Installment of corporate income tax	107,832	68,087
Article 26 — Withholding tax on non-resident income tax	65,805	1,590
Article 29 — Underpayment of corporate income tax	508,889	—
VAT	254,826	107,007

	1,064,933	309,860

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
c.	Taxes payable (continued)

	2007	2008
Subsidiaries
Income taxes
Article 4(2) — Final tax	4,716	9,868
Article 21 — Individual income tax	30,695	43,384
Article 22 — Withholding tax on goods delivery and imported	—	2
Article 23 — Withholding tax on services delivery	26,930	38,487
Article 25 — Installment of corporate income tax	351,511	11,582
Article 26 — Withholding tax on non-resident income tax	82,527	34,374
Article 29 — Underpayment of corporate income tax	1,220,901	84,917
VAT	269,936	207,214

	1,987,216	429,828

	3,052,149	739,688

d.	The components of income tax expense (benefit) are as follows:

	2006	2007	2008
Current
The Company	2,536,459	1,799,709	1,371,171
Subsidiaries	4,560,743	5,434,165	4,452,387

	7,097,202	7,233,874	5,823,558

Deferred
The Company	(713,200)	225,287	(50,951)
Subsidiaries	655,925	468,662	464,106

	(57,275)	693,949	413,155

Deferred tax benefits from reduction in future tax rate
The Company	—	—	(183,204)
Subsidiaries	—	—	(413,814)

	—	—	(597,018)

	7,039,927	7,927,823	5,639,695

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2006	2007	2008
Consolidated income before tax	21,993,605	25,595,653	20,312,808
Add back consolidation eliminations	7,529,604	8,990,643	7,622,667

Consolidated income before tax and eliminations	29,523,209	34,586,296	27,935,475
Less: income before tax of the subsidiaries	(16,694,373)	(19,704,281)	(16,219,919)

Income before tax attributable to the Company	12,828,836	14,882,015	11,715,556
Less: income subject to final tax	(690,760)	(586,373)	(740,407)

	12,138,076	14,295,642	10,975,149

Tax calculated at progressive rates	3,641,405	4,288,675	2,743,775
Non-taxable income	(2,256,896)	(2,699,184)	(1,910,785)
Non-deductible expenses	321,880	361,222	390,575
Deferred tax liabilities (assets) that cannot be utilized — net	(3,071)	(8,193)	1,993
Effect of reduction in future tax rate on the Company’s deferred tax liabilities — net	—	—	(183,204)

Corporate income tax expense	1,703,318	1,942,520	1,042,354
Final income tax expense	119,940	82,476	94,662

Total income tax expense of the Company	1,823,258	2,024,996	1,137,016
Income tax expense of the subsidiaries	5,216,669	5,902,827	4,916,493
Effect of reduction in future tax rate on subsidiaries’ deferred tax liabilities — net	—	—	(413,814)

Total consolidated income tax expense	7,039,927	7,927,823	5,639,695

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Income before tax attributable to the Company	12,828,836	14,882,015	11,715,556
Less: income subject to final tax	(690,760)	(586,373)	(740,407)

	12,138,076	14,295,642	10,975,149

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
e.	(continued)

	2006	2007	2008
Temporary differences:
Amortization of intangible assets	925,239	1,004,935	847,193
Depreciation of property, plant and equipment	744,818	410,146	51,233
Allowance for doubtful accounts	265,385	342,288	285,661
Accrued employees’ benefits	27,105	336,455	(241,304)
Depreciation of property, plant and equipment under RSA	112,762	131,911	108,136
Finance leases	20,000	(19,777)	(49,982)
Foreign exchange loss (gain) on deferred consideration for business combinations	(273,555)	79,548	252,457
Allowance for inventory obsolescence	5,501	9,551	10,163
Amortization of land rights	(3,988)	(2,644)	(3,837)
Inventories written-off	(1,928)	(3,037)	(6,824)
Gain on sale of property, plant and equipment	(41,269)	(11,723)	(7,282)
Amortization of unearned income on RSA	(153,465)	(194,151)	(180,944)
Trade receivables written-off	(118,668)	(223,583)	(323,234)
Net periodic pension and other post-retirement benefits costs	(210,322)	47,184	(283,283)
LSA	28,930	(391,466)	15,284
Payments of deferred consideration for business combinations	(484,276)	(877,202)	(958,050)
Accrued early retirement benefits	1,528,429	(1,528,429)	788,206
Other provisions	(3,600)	111,729	(91,818)

Total temporary differences	2,367,098	(778,265)	211,775

Permanent differences:
Net periodic post-retirement health care benefits costs	596,108	714,736	891,404
Amortization of goodwill	8,858	—	—
Amortization of discounts on promissory notes	46,183	22,149	8,277
Tax refund — net	(2,925)	(5,991)	(3,577)
Equity in net income of associates and subsidiaries	(7,522,986)	(8,997,280)	(7,643,138)
Gain on sale of investments	(10,397)	—	—
Others	435,104	473,178	666,195

Total permanent differences	(6,450,055)	(7,793,208)	(6,080,839)

Taxable income	8,055,119	5,724,169	5,106,085

Current corporate income tax expense	2,416,519	1,717,233	1,276,509
Final income tax expense	119,940	82,476	94,662

Total current income tax expense of the Company	2,536,459	1,799,709	1,371,171
Current income tax expense of the subsidiaries	4,560,743	5,434,165	4,452,387

Total current income tax expense	7,097,202	7,233,874	5,823,558

The Corporate Income Tax Return (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2008 will be reported based on the prevailing regulation. The amount of corporate income tax for the years ended December 31, 2006 and 2007 was as reported in the Annual SPTs.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)

f.	Tax assessment
(i)	Company

In 2006, the Company received an underpayment tax assessment letter (“Surat Ketetapan Pajak Kurang Bayar” or “SKPKB”) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp.4,363 million. The underpayment was paid in August 2006.

(ii)	Telkomsel
In 2007, Telkomsel was assessed for underpayments of withholding taxes, VAT and corporate income tax including penalty covering the fiscal years 2004 and 2005 totaling Rp.478 billion. The underpayments were settled through netting off withholding tax paid in 2006 of Rp.25 billion and cash payments of Rp.453 billion. On January 3, 2008, Telkomsel filed an objection for underpayment of withholding taxes and VAT including a penalty totaling Rp.408 billion. The difference between the assessed and objected amounts of Rp.70 billion was charged to the 2007 consolidated statements of income.
Subsequently, on December 31, 2008, the Tax Authorities accepted Rp.141 billion of the objection. Telkomsel recognized such amount and interest of Rp.39 billion as claims for tax refund as of December 31, 2008. Telkomsel filed an appeal to the Tax Court for the rejected objection on VAT of Rp.215 billion (Note 53h). Telkomsel believes that such amount will be refundable, hence, it was recognized as a claim for tax refund as of December 31, 2008. The remainder of the rejected amount of Rp.52 billion was charged to the 2008 consolidated statements of income (Note 39a). The Tax Authorities might raise similar issues for transactions that occurred in subsequent fiscal years.
On October 2, 2007, Telkomsel filed an appeal to the Tax Court for the Tax Authorities’ rejection over Telkomsel’s objection on SKPKB of withholding taxes article 23 and 26 for the fiscal year 2002 of Rp.21 billion. The amount of Rp 21 billion which was previously recorded as claims for tax refund was charged to the 2007 consolidated statement of income.
Based on the Tax Court’s decision in December 2008, Telkomsel’s appeal has been accepted and an amount of Rp.115 billion (Note 53i) would be refunded. Telkomsel recognized such amount and the interest of Rp.52 billion, net of underpayments of various taxes, as claims of tax refund as of December 31, 2008 (Note 39a).

'

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
g.	Deferred tax assets and liabilities

The details of the Company and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)
		credited to the
		consolidated	Correction of
	December 31,	statements	prior year	December 31,
	2006	of income	overpayment	2007
The Company
Deferred tax assets:
Deferred consideration for business combinations	1,249,332	(239,297)	—	1,010,035
Allowance for doubtful accounts	263,321	43,008	—	306,329
Net periodic pension and other post-retirement benefits costs	361,839	14,155	—	375,994
Accrued expenses	57,185	19,501	—	76,686
Accrued for employees’ benefits	529,662	(357,591)	—	172,071
Accrued LSA	117,440	(117,440)	—	—
Finance leases	12,408	27,649	—	40,057
Allowance for inventory obsolescence	14,099	1,792	—	15,891

Total deferred tax assets	2,605,286	(608,223)	—	1,997,063

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,940,549)	92,348	—	(1,848,201)
Land rights	(3,800)	(792)	—	(4,592)
RSA	(47,661)	(12,198)	—	(59,859)
Intangible assets	(1,212,583)	303,578	—	(909,005)

Total deferred tax liabilities	(3,204,593)	382,936	—	(2,821,657)

Deferred tax liabilities of the Company — net	(599,307)	(225,287)	—	(824,594)
Deferred tax liabilities of the subsidiaries — net	(2,066,090)	(468,662)	325,246	(2,209,506)

Total deferred tax liabilities — net	(2,665,397)	(693,949)	325,246	(3,034,100)

		(Charged)
		credited to the
		consolidated		Effect of
	December 31,	statements	Acquisitions	reduction in	December 31,
	2007	of income	of Sigma	future tax rate	2008
The Company
Deferred tax assets:
Deferred consideration for business combinations	1,010,035	(211,678)	—	(100,309)	698,048
Allowance for doubtful accounts	306,329	(9,995)	—	(37,139)	259,195
Net periodic pension and other post-retirement benefits costs	375,994	(80,399)	—	(19,854)	275,741
Accrued expenses	76,686	(41,947)	—	(2,862)	31,877
Early termination expenses	—	236,462	—	(15,764)	220,698
Accrued for employees’ benefits	172,071	(72,391)	—	(6,645)	93,035
Finance leases	40,057	(14,145)	—	(3,878)	22,034
Allowance for inventory obsolescence	15,891	3,032	—	(2,722)	16,201

Total deferred tax assets	1,997,063	(191,061)	—	(189,173)	1,616,829

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)
		credited to the
		consolidated		Effect of
	December 31,	statements	Acquisitions	reduction in	December 31,
	2007	of income	of Sigma	future tax rate	2008
Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,848,201)	(6,817)	—	284,459	(1,570,559)
Land rights	(4,592)	(1,152)	—	822	(4,922)
RSA	(59,859)	(10,326)	—	12,316	(57,869)
Intangible assets	(909,005)	260,307	—	74,780	(573,918)

Total deferred tax liabilities	(2,821,657)	242,012	—	372,377	(2,207,268)

Deferred tax liabilities of the Company — net	(824,594)	50,951	—	183,204	(590,439)
Deferred tax liabilities of the subsidiaries — net	(2,209,506)	(464,106)	(54,636)	413,814	(2,314,434)

Total deferred tax liabilities — net	(3,034,100)	(413,155)	(54,636)	597,018	(2,904,873)

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than that estimates.

Telkomsel’s claims for overpayment of corporate income tax for fiscal years 2004 and 2005 due to recalculation of depreciation of property, plant and equipment in 2006 for tax purposes amounting to Rp.338 billion were rejected by the Tax Authorities, hence, it was reversed with a corresponding deduction to the deferred tax liability. The rejection of recalculation resulted to a recognition of overpayment of corporate income tax for 2006 of Rp.12.5 billion presented as part of prepaid taxes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39. TAXATION (continued)
h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax return on the basis of self assessment. The Directorate General of Tax (“DGT”) may assess or amend taxes within ten years of the time the tax becomes due, or until end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates range from 10% to 30%), and 25% in 2010. As of December 31, 2008, the Company and its subsidiaries measured the effect of the enacted tax rate of 28% and 25% in calculating its deferred tax assets and liabilities depending on the timing of realization of its estimates.

Other than tariff changes, the Tax Law No. 36/2008 also stipulates a reduction of 5% from the top rate applies for qualifying companies listed and traded its stock in the IDX which meet the prescribed criteria that the stocks owned by the public are 40% or more of the total fully paid and traded stocks in IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks. These requirements should be fulfilled by the publicly-listed companies for a period of six months in one tax year. For fiscal year 2008, the Company has met all of the required criteria, thereby the Company is entitled the tax rate reduction incentive and it has been implemented for the calculation of corporate income tax.

The Company has been audited by the Tax Office up to the fiscal year of 2004, excluding fiscal year 2003, Telkomsel up to fiscal year 2005 excluding fiscal year 2003, GSD up to fiscal year 2002 and Infomedia up to fiscal year 2003. Currently, Telkomsel, PIN and GSD are being audited by the Tax Office for the fiscal year 2006, 2007 and 2007, respectively.

In 2008, Tax Authorities issued a sunset policy program in form of an opportunity to the tax payer to make revision in the prior years underpaid Annual SPT, which will be granted for free tax administration sanction and will be no assessment in the related fiscal year, unless the Tax Authorities find new evidence to perform the assessment and investigation. The Company and Telkomsel have utilized sunset policy program through SPT revision. The Company settled the tax underpayments for fiscal years 2003, 2005 and 2006 amounting to Rp.1.9 billion, Rp.2.8 billion and Rp.2.4 billion, respectively, and Telkomsel for fiscal year 2003 amounting to Rp.1.9 billion. In addition, the Company received a certificate of tax investigation exemption from DGT for fiscal year 2007.
40.	BASIC EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,114,511,886; 19,961,721,772 and 19,748,574,254 in 2006, 2007 and 2008, respectively.

Basic earning per share amounting to Rp.547.15, Rp.644.08 and Rp.537.73 (full amount) for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company does not have potentially dilutive ordinary shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 68 dated June 30, 2006 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2005 amounting to Rp.4,400,090 million or minimum of Rp.218.86 per share.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 58 dated June 29, 2007 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2006 amounting to Rp.6,053,067 million or Rp.303.21 per share (of which Rp.971,017 million or Rp.48.41 per share was distributed as interim cash dividend in December 2006) and the appropriation of Rp.4,897,482 million for general reserves.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 41 dated June 20, 2008 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2007 amounting to Rp.7,071,360 million or Rp.357.87 per share (of which Rp.965,398 million or Rp.48.45 per share was distributed as interim cash dividend in November 2007), the distribution of special cash dividends amounting to Rp.1,928,553 million and the appropriation of Rp.3,857,106 million for general reserves.
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS

	2006	2007	2008
Accrued pension and other post-retirement benefits costs
Pension
The Company	1,003,000	1,054,097	775,657
Telkomsel	32,494	64,070	92,427

Accrued pension costs	1,035,494	1,118,167	868,084
Other post-retirement benefits	131,317	195,061	210,345
Obligation under Labor Law	35,128	41,315	63,369

Accrued pension and other post-retirement benefits costs	1,201,939	1,354,543	1,141,798

Prepaid pension benefits costs	103	398	97

Net periodic pension costs
The Company	397,317	796,442	643,618
Telkomsel	40,697	62,980	62,019
Infomedia	369	109	816

Net periodic pension costs (Note 36)	438,383	859,531	706,453

Other post-retirement cost (Note 36)	76,168	84,726	83,569

Other employees’ benefits (Note 36)	14,341	13,568	16,318

a.	Pension
1.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s and subsidiaries’ contributions to the pension fund for the years ended December 31, 2006, 2007 and 2008 amounted to Rp.693,497 million, Rp.700,161 million and Rp.889,061 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.1,858 million, Rp.2,196 million and Rp.3,001 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of December 31, 2006, 2007 and 2008, for its defined benefit pension plan:

	2006	2007	2008
Change in projected benefits obligation
Projected benefits obligation at beginning of year	7,140,100	8,121,381	10,727,812
Service costs	187,960	441,174	282,134
Interest costs	768,586	976,920	1,076,969
Plan participants’ contributions	43,918	43,396	44,593
Actuarial (gains) losses	286,733	794,376	(2,168,267)
Expected benefits paid	(305,916)	(348,018)	(446,266)
Benefits changed	—	698,583	—

Projected benefits obligation at end of year	8,121,381	10,727,812	9,516,975

Change in plan assets
Fair value of plan assets at beginning of year	5,429,954	7,210,748	9,034,392
Expected return on plan assets	677,602	788,583	930,835
Employer’s contributions	693,497	700,161	889,061
Plan participants’ contributions	43,918	43,396	44,593
Actuarial (losses) gains	671,693	639,522	(1,773,654)
Expected benefits paid	(305,916)	(348,018)	(411,809)

Fair value of plan assets at end of year	7,210,748	9,034,392	8,713,418

Funded status	(910,633)	(1,693,420)	(803,557)
Unrecognized prior service costs	1,051,002	1,719,040	1,497,719
Unrecognized net actuarial gain	(1,143,369)	(1,079,717)	(1,469,819)

Accrued pension benefit cost	(1,003,000)	(1,054,097)	(775,657)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016.

The actual return on plan assets was Rp.1,300,632 million, Rp.1,602,954 million and (Rp.758,031) million for the years ended December 31, 2006, 2007 and 2008, respectively.

The movement of the accrued pension benefits costs during the years ended December 31, 2006, 2007 and 2008, is as follows:

	2006	2007	2008
Accrued pension benefits costs at beginning of year	1,283,021	1,003,000	1,054,097
Net periodic pension cost less amounts charged to KSO Units and subsidiaries	397,317	796,442	643,618
Amounts charged to KSO Units and subsidiaries under contractual agreements	16,159	—	1,460
Employer’s contributions	(693,497)	(745,345)	(923,518)

Accrued pension benefits costs at end of year	1,003,000	1,054,097	775,657

As of December 31, 2007 and 2008, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of December 31, 2007 and 2008, plan assets included Series B shares issued by the Company with fair value totaling Rp.296,876 million and Rp.273,591 million, respectively, represents 3.29% and 3.21% of total assets of Dapen as of December 31, 2007 and 2008, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 42b) was performed based on the measurement date as of December 31, 2006, 2007 and 2008, with reports dated April 24, 2007, March 31, 2008 and March 31, 2009, respectively, by PT Watson Wyatt Purbajaga (“WWP”), an independent actuary in association with Watson Wyatt Worldwide (“WWW”). The principal actuarial assumptions used by the independent actuary as of December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Discount rate	10.5%	10.25%	12%
Expected long-term return on plan assets	10.5%	10%	11.5%
Rate of compensation increases	8%	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The components of net periodic pension costs are as follows:

	2006	2007	2008
Service costs	187,960	441,174	282,134
Interest costs	768,586	976,920	1,076,969
Expected return on plan assets	(677,602)	(788,583)	(930,835)
Amortization of prior service costs	139,022	191,358	221,321
Recognized actuarial gain	(4,490)	(24,427)	(4,511)

Net periodic pension costs	413,476	796,442	645,078
Amount charged to KSO Units and subsidiaries under contractual agreements	(16,159)	—	(1,460)

Total net periodic pension costs less amounts charged to KSO Units and subsidiaries (Note 36)	397,317	796,442	643,618

2.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp.29,731 million, Rp.31,404 million and Rp.33,663 million for 2006, 2007 and 2008, respectively.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of December 31, 2006, 2007 and 2008:

	2006	2007	2008
Projected benefits obligation	(230,172)	(291,349)	(284,324)
Fair value of plan assets	29,904	107,480	129,091

Unfunded status	(200,268)	(183,869)	(155,233)
Unrecognized items in the consolidated balance sheet:
Unrecognized prior service costs	1,098	983	869
Unrecognized net actuarial losses	166,676	118,816	61,937

Accrued pension benefits costs	(32,494)	(64,070)	(92,427)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel (continued)

The components of the net periodic pension costs are as follows:

	2006	2007	2008
Service costs	21,321	32,553	37,295
Interest costs	16,169	24,153	30,573
Expected return on plan assets	(2,124)	(2,232)	(11,267)
Amortization of past service costs	115	115	115
Recognized actuarial losses	5,216	8,391	5,303

Net periodic pension costs (Note 36)	40,697	62,980	62,019

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2006, 2007 and 2008, with reports dated February 16, 2007, March 25, 2008 and February 12, 2009, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2006, 2007 and 2008 for each of the year, are as follows:

	2006	2007	2008
Discount rate	10.5%	10.5%	12%
Expected long-term return on plan assets	7.5%	10.5%	12%
Rate of compensation increases	8%	8%	9%
3.	Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Projected benefits obligation	(6,188)	(5,688)	(5,119)
Fair value of plan assets	6,291	6,086	5,216

Funded status	103	398	97

Prepaid pension benefits costs	103	398	97

The net periodic pension costs of Infomedia amounted to Rp.369 million, Rp.109 million and Rp.816 million for the years ended December 31, 2006, 2007 and 2008, respectively (Note 36).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
b.	Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”). In 2006, these benefits presented as part of LSA.

The movement of the other post-retirement benefits for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Accrued other post-retirement benefits costs at beginning of year	133,432	131,317	195,061
Other post-retirement benefits costs	76,168	84,726	83,569
Amounts charged to KSO Units under contractual agreements	10,321	—	—
Other post-retirement benefits paid	(21,325)	(20,982)	(29,947)

Accrued other post-retirement benefits costs at end of year	198,596	195,061	248,683

Benefits to be paid for early retirement program (Note 17)	(67,279)	—	(38,338)

Total accrued other post-retirement benefits costs at end of year after early retirement benefits	131,317	195,061	210,345

The components of the net periodic other post-retirement benefits costs for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Service costs	21,775	22,774	22,625
Interest costs	42,807	43,968	41,934
Amortization of past service costs	6,826	6,826	6,826
Recognized actuarial losses	15,081	11,158	12,184

Net periodic other post-retirement benefits costs	86,489	84,726	83,569

Amounts charged to KSO Units under contractual agreements	(10,321)	—	—

Total net periodic other post-retirement benefits costs less amounts charged to KSO Units (Note 36)	76,168	84,726	83,569

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
c.	Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefits, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2007 and 2008 amounted to Rp.41,315 million and Rp.63,369 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.14,341 million, Rp.13,568 million and Rp.16,318 million for the years ended December 31, 2006, 2007 and 2008, respectively (Note 36).
43.	LONG SERVICE AWARDS (“LSA”)

	2006	2007	2008
Accrued LSA
The Company	391,467	—	—
Telkomsel	73,541	74,520	102,633

Total accrued LSA	465,008	74,520	102,633

LSA and LSA termination costs
The Company	74,573	(391,467)	—
Telkomsel	65,099	31,658	35,300

Total LSA and LSA termination costs (Note 36)	139,672	(359,809)	35,300

a.	The Company

The Company provides certain cash awards to its employees based on length of service requirements. The benefits are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination.

The movements of the accrued LSA for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Accrued LSA at beginning of year	362,537	391,467	—
LSA and LSA termination costs (see Note below and Note 36)	74,573	(391,467)	—
LSA paid	(45,643)	—	—

Accrued LSA at end of year	391,467	—	—

In 2007, in relation to the termination of LSA, the Company recorded an actuarial gain of Rp.391,467 million, resulting from LSA obligation as of December 31, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	LSA (continued)
a.	The Company (continued)

The actuarial valuation for the LSA was performed based on the measurement date as of December 31, 2006 with reports dated April 24, 2007, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary as of December 31, 2006, are as follows:

2006
Discount rate	10.5%
Rate of compensation increase	8%
b.	Telkomsel

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL (Note 50d.i). LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.74,520 million and Rp.102,633 million as of December 31, 2007 and 2008, respectively (Note 45). The related benefits cost charged to expense amounted to Rp.65,099 million, Rp.31,658 million and Rp.35,300 million for the years ended December 31, 2006, 2007 and 2008, respectively (Note 36).
44.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom.

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of December 31, 2006, 2007 and 2008:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

	2006	2007	2008
Change in projected benefits obligation
Projected benefits obligation at beginning of year	5,574,489	6,985,343	8,925,612
Service costs	107,513	115,392	143,981
Interest costs	605,573	735,427	903,498
Actuarial (gains) losses	836,334	1,273,013	(3,895,872)
Expected post-retirement health care paid	(138,566)	(183,563)	(221,995)

Projected benefits obligation at end of year	6,985,343	8,925,612	5,855,224

Change in plan assets
Fair value of plan assets at beginning of year	1,493,897	2,253,261	3,376,172
Expected return on plan assets	145,264	237,937	343,366
Employer’s contributions	714,854	900,000	1,100,839
Actuarial (losses) gains	37,812	168,537	(579,689)
Expected post-retirement health care paid	(138,566)	(183,563)	(221,995)

Fair value of plan assets at end of year	2,253,261	3,376,172	4,018,693

Funded status	(4,732,082)	(5,549,440)	(1,836,531)
Unrecognized net actuarial (gains) losses	1,786,354	2,780,517	(734,189)

Accrued post-retirement health care benefits costs	(2,945,728)	(2,768,923)	(2,570,720)

The actual return on plan assets was Rp.144,659 million, Rp.256,309 million and Rp.244,272 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The components of net periodic post-retirement health care benefits cost are as follows:

	2006	2007	2008
Service costs	107,513	115,392	143,981
Interest costs	605,573	735,427	903,498
Expected return on plan assets	(145,264)	(237,937)	(343,366)
Recognized actuarial losses	44,738	110,313	198,523

Net periodic post-retirement benefits costs	612,560	723,195	902,636
Amounts charged to KSO Units and subsidiaries under contractual agreements	(7,812)	—	(839)

Total net periodic post-retirement health care benefits costs less amounts charged to KSO Units and subsidiaries (Note 36)	604,748	723,195	901,797

As of December 31, 2007 and 2008, plan assets included the Company’s Series B shares with total fair value of Rp.50,876 million and Rp.61,665 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The movements of the accrued post-retirement health care benefits costs for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Accrued post-retirement health care benefits costs at beginning of year	3,048,021	2,945,728	2,768,923
Net periodic post-retirement health care benefits costs less amounts charged to KSO Units and subsidiaries (Note 36)	604,748	723,195	901,797
Amounts charged to KSO Units and subsidiaries under contractual agreements	7,812	—	839
Employer’s contributions	(714,853)	(900,000)	(1,100,839)

Accrued post-retirement health care benefits costs at end of year	2,945,728	2,768,923	2,570,720

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2006, 2007 and 2008, with reports dated April 24, 2007, March 31, 2008 and March 31, 2009, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary as of December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Discount rate	10.5%	10.25%	12%
Expected long-term return on plan assets	8.5%	9%	9.25%
Health care costs trend rate assumed for next year	12%	14%	12%
Ultimate health care costs trend rate	8%	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2011	2011
A 1% increase in assumed future health care costs trend rates would have the following effects:

	2006	2007	2008
Service costs and interest costs	1,011,620	1,257,360	879,993
Accumulated post-retirement health care benefits obligation	8,327,481	10,569,613	6,721,722

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government
i.	The Company obtained two-step loans from the Government, the Company’s majority stockholder (Note 21).

Interest expense for two-step loans amounted to Rp.366,679 million, Rp.288,646 million and Rp.172,895 million for the years ended December 31, 2006, 2007 and 2008, respectively. Interest expense for two-step loans represent 28.5%, 20.1% and 10.9% of the total interest expense for each year.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information (formerly Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.497,928 million, Rp.587,770 million and Rp.632,522 million for the years ended December 31, 2006, 2007 and 2008, respectively (Note 37), representing 1.7%, 1.8% and 1.6%, respectively, of the total operating expenses for each year. Radio frequency usage charges amounted to Rp.722,600 million, Rp.1,138,522 million and Rp.2,400,290 million for the years ended December 31, 2006, 2007 and 2008, respectively (Note 37), representing 2.4%, 3.5% and 6.3% of the total operating expenses for each year.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.436,000 million and recognized as intangible asset (Note 14.iii).

iii.	Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.383,829 million, Rp.438,507 million and Rp.462,555 million for the years ended December 31, 2006, 2007 and 2008, respectively (Note 37), representing 1.3%, 1.3% and 1.2% of the total operating expenses for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
b.	Commissioners and Directors remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.23,173 million, Rp.31,373 million and Rp.53,590 million in 2006, 2007 and 2008, respectively, representing 0.1% of the total operating expenses for each year.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.71,526 million, Rp.100,818 million and Rp.123,273 million in 2006, 2007 and 2008, respectively, representing 0.2%, 0.3% and 0.3% of the total operating expenses for each year.
c.	Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.
The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. RELATED PARTY TRANSACTIONS (continued)
     c. Indosat (continued)
The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.
The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On August 28, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on April to December 2008. The Company and Indosat performed evaluation for determining the IDD service charge tariff which will be effective in 2009.
On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 49). These amendments took effect on January 1, 2007.
Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii.	Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

iii.	In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.	Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp.168,295 million, Rp.280,018 million and Rp.14,957 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.3%, 0.5% and 0.02% of the total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. RELATED PARTY TRANSACTIONS (continued)
     c. Indosat (continued)
Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.17,669 million, Rp.24,708 million and Rp.21,922 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.1% of the total operating expenses for each year.
Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”)

On October 10, 1996, Telkomsel, Lintasarta, PT Satelit Palapa Indonesia (“Satelindo”) and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.380 million, Rp.379 million and Rp.467 million for the years ended December 31, 2006, 2007 and 2008, respectively.

ii.	IRU Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the link starting from September 21, 2000 until September 20, 2015 for an up-front payment of US$2.7 million (Note 13). In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the 30 years right. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or “HPL”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of December 31, 2007 and 2008, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. RELATED PARTY TRANSACTIONS (continued)
     c. Indosat (continued)
The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.164,900 million, Rp.162,283 million and Rp.171,730 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.3% of the total operating revenues for each year.
Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.6,987 million, Rp.12,572 million and Rp.21,815 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing less than 0.1% of total operating revenues for each year.
Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.44,208 million, Rp.31,710 million and Rp.33,706 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.1% of the total operating expenses for each year.
     d. Others
Transactions with all BUMN are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government Agencies in Indonesia which transactions are treated as that of third parties customers.

(ii)	The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom, PSN and KSO VII (January — September 2006) for the utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.87,275 million, Rp.106,969 million and Rp.110,692 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.2% of the total operating revenues for each year.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom, PSN and Gratika. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.44,368 million, Rp.51,076 million and Rp.62,530 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.1% of the total operating revenues for each year.

(iv)	The Company purchases property, plant and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.153,541 million, Rp.574,340 million and Rp.624,160 million in 2006, 2007 and 2008, respectively, representing 1.0%, 3.8% and 3.9% of the total fixed assets purchased in each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. RELATED PARTY TRANSACTIONS (continued)
     d. Others (continued)
(v)	INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI in 2006, 2007 and 2008 amounted to Rp.90,519 million, Rp. 113,738 million and Rp.124,929 million, respectively, representing 0.6%, 0.8% and 0.8% of the total fixed assets purchased in each year.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.131,414 million, Rp.141,040 million and Rp.139,449 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.4% of the total operating expenses for each year.

(vii)	The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees’ social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.105,463 million, Rp.301,519 million and Rp.335,350 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.4%, 0.9% and 0.9% of the total operating expenses for each year.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.6,704,464 million and Rp.4,844,497 million as of December 31, 2007 and 2008, respectively, representing 8.2% and 5.3% of the total assets. Interest income recognized for the years ended December 31, 2006, 2007 and 2008 amounted to Rp.405,176 million, Rp.272,442 million and Rp.310,561 million, representing 62%, 53% and 46% of the total interest income for each year.

(ix)	The Company and its subsidiaries obtained loans from state-owned banks. Interest expense on these loans for the years ended December 31, 2006, 2007 and 2008 amounted to Rp.86,270 million, Rp.157,008 million and Rp.710,338 million, respectively, representing 6.7%, 10.9% and 44.9% of the total interest expense for each year.

(x)	The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.79,599 million, Rp.139,389 million and Rp.456,577 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.3%, 0.4% and 1.2% of the total operating expenses for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. RELATED PARTY TRANSACTIONS (continued)
     d. Others (continued)
(xi)	The Company and its subsidiaries (incurred) earned interconnection (expenses) revenues from PSN, with a total of Rp.9,715 million, Rp.1,422 million and (Rp.1,910) million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.02%, less than 0.01% and less than (0.01%) of the total operating revenues for each year.

(xii)	In addition to revenues earned under the KSO Agreement (Note 47), the Company also recognized income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounted to Rp.14,549 million, Rp.nil and Rp.nil for the years ended December 31, 2006, 2007 and 2008, respectively, representing less than 0.1%, nil% and nil% of the total operating revenues for each year.

(xiii)	The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.28,913 million, Rp.23,667 million and Rp.11,868 million in 2006, 2007 and 2008, respectively, representing 0.1%, 0.04%, and 0.02% of the total operating revenues for each year.

(xiv)	Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.192,146 million, Rp.194,557 million and Rp.158,288 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 0.6%, 0.6%, and 0.4% of the total operating expenses for each year.

(xv)	Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.322,851 million, Rp.453,149 million and Rp.542,342 million for the years ended December 31, 2006, 2007 and 2008, respectively, representing 1.1%, 1.4%, and 1.4% of the total operating expenses for each year. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,568,701 million, Rp.1,786,697 million and Rp.2,086,739 million in 2006, 2007 and 2008, respectively, representing 3.1%, 3.0%, and 3.4% of the total operating expenses for each year.

(xvi)	Infomedia provides electronic media and call center services to KSO VII (in 2005 and for the period January — September 2006) based on an agreement dated March 4, 2003. Revenues earned from these transactions for the years ended December 31, 2006, 2007 and 2008 amounted to Rp.6,874 million, Rp.nil and Rp.nil, respectively, representing 0.01%, nil% and nil% of the total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. RELATED PARTY TRANSACTIONS (continued)
     d. Others (continued)
(xvii)	The Company has seconded a number of its employees to related parties to assist them in operating their businesses. In addition, the Company provides to certain of its related parties, the right to use its buildings free of charge.

(xviii)	Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.102,982 million, Rp.256,083 million and Rp.40,629 million in 2006, 2007 and 2008, respectively; representing 0.65%, 1.70% and 0.26% of the total acquisition of fixed assets for each year; and for maintenance of equipment amounted to Rp.45,442 million, Rp.52,612 million and Rp.34,570 million in 2006, 2007 and 2008, respectively, representing 0.15%, 0.16% and 0.09% of the total operating expenses for each year.
     Presented below are balances of accounts with related parties:

	2007		2008
		% to		% to
	Amount	total assets	Amount	total assets
a. Cash and cash equivalents (Note 5)	6,374,515	7.77	4,353,166	4.77

b. Temporary investments	159,504	0.19	263,469	0.29

c. Trade receivables — net (Note 6)	449,085	0.55	544,974	0.60

d. Other receivables
State-owned banks (interest)	23,047	0.03	31,391	0.03
Patrakom	2,769	0.00	4,724	0.01
Kopegtel	3,826	0.00	3,827	0.00
Government Agencies	2,089	0.00	2,448	0.00
Other	479	0.00	233	0.00

Total	32,210	0.03	42,623	0.04

e. Prepaid expenses (Note 8)	742,721	0.91	1,076,592	1.18

f. Other current assets (Note 9)
Bank Mandiri	78,720	0.10	21,381	0.02
BNI	—	—	61,723	0.07

Total	78,720	0.10	83,104	0.09

g. Advances and other non-current assets (Note 13)
Bank Mandiri	91,607	0.11	91,984	0.10
BNI	—	—	2,404	0.00
Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	0.00	813	0.00

Total	92,420	0.11	95,201	0.10

h. Escrow accounts (Note 15)	118	0.00	49,557	0.05

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45. RELATED PARTY TRANSACTIONS (continued)

	2007		2008
		% to total		% to total
	Amount	liabilities	Amount	liabilities
i. Trade payables (Note 16)
Government Agencies	664,550	1.70	1,005,052	2.12
Kopegtel	165,556	0.42	223,640	0.47
Yakes	2,096	0.01	30,070	0.06
INTI	60,958	0.16	26,241	0.06
Indosat	—	0.00	22,095	0.05
SPM	16,801	0.04	13,391	0.03
Gratika	8,440	0.02	8,661	0.02
CSM	1,000	0.00	1,007	0.00
PSN	4,626	0.01	541	0.00
Others	18,885	0.05	45,448	0.10

Total	942,912	2.41	1,376,146	2.91

j. Accrued expenses (Note 17)
Employees	1,115,383	2.86	1,621,478	3.43
Government Agencies and state-owned banks	74,657	0.19	87,874	0.19
PT Jaminan Sosial Tenaga Kerja Persero	20,973	0.05	21,019	0.04
Jasindo	93	0.00	93	0.00

Total	1,211,106	3.10	1,730,464	3.66

k. Short-term bank loans (Note 19)
Bank Mandiri	100,000	0.26	—	—
BNI	333,334	0.85	—	—

Total	433,334	1.11	—	—

l. Two-step loans (Note 21)	4,174,424	10.70	4,440,123	9.40

m. Pension and other post-retirement benefits (Note 42)	1,354,543	3.47	1,141,798	2.42

n. Accrued LSA (Note 43)	74,520	0.19	102,633	0.22

o. Accrued post-retirement health care benefits (Note 44)	2,768,923	7.10	2,570,720	5.44

p. Long-term bank loans (Note 23)
BNI	1,330,000	3.41	3,910,000	8.27
BRI	1,820,000	4.67	3,260,000	6.90
Bank Mandiri	2,020,000	5.18	2,060,000	4.36

Total	5,170,000	13.26	9,230,000	19.53

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of telephone directories and building management businesses. Goodwill is allocated to fixed wireline segment.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2006
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	20,137,847	2,806,204	28,205,052	144,905	51,294,008	—	51,294,008
Inter-segment operating revenues	514,589	(253,397)	863,268	333,849	1,458,309	(1,458,309)	—

Total segment revenues	20,652,436	2,552,807	29,068,320	478,754	52,752,317	(1,458,309)	51,294,008

External operating expenses	(16,042,283)	(1,815,803)	(11,468,167)	(374,514)	(29,700,767)	—	(29,700,767)
Inter-segment expenses	(215,262)	—	(1,371,359)	(9,749)	(1,596,370)	1,596,370	—

Segment expenses	(16,257,545)	(1,815,803)	(12,839,526)	(384,263)	(31,297,137)	1,596,370	(29,700,767)

Segment results	4,394,891	737,004	16,228,794	94,491	21,455,180	138,061	21,593,241

Interest expense							(1,286,354)
Interest income							654,984
Gain on foreign exchange — net							836,328
Other income — net							202,025
Income tax expense							(7,039,927)
Equity in net loss of associated companies							(6,619)

Income before minority interest							14,953,678
Unallocated minority interest							(3,948,101)

Net income							11,005,577

Other information
Segment assets	33,406,552	5,856,074	37,280,255	575,823	77,118,704	(2,072,156)	75,046,548
Investments in associates	79,907	—	9,290	—	89,197	—	89,197

Total consolidated assets							75,135,745

Total consolidated liabilities	(26,270,257)	(1,714,144)	(12,688,285)	(284,995)	(40,957,681)	2,077,712	(38,879,969)

Capital expenditures	(1,822,867)	(338,795)	(14,838,596)	(90,769)	(17,091,027)	—	(17,091,027)

Depreciation and amortization	(4,257,511)	(452,766)	(4,376,976)	(34,536)	(9,121,789)	9,916	(9,111,873)

Amortization of goodwill and other intangible assets	(966,085)	—	(62,474)	—	(1,028,559)	—	(1,028,559)

Other non-cash expenses	(325,055)	—	(127,521)	(5,676)	(458,252)	—	(458,252)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	SEGMENT INFORMATION (continued)

	2007
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	20,246,203	3,221,196	35,574,651	397,961	59,440,011	—	59,440,011
Inter-segment operating revenues	942,202	(74,741)	1,042,402	264,845	2,174,708	(2,174,708)	—

Total segment revenues	21,188,405	3,146,455	36,617,053	662,806	61,614,719	(2,174,708)	59,440,011

External operating expenses	(15,862,111)	(1,628,329)	(14,891,627)	(585,236)	(32,967,303)	—	(32,967,303)
Inter-segment expenses	(391,658)	—	(1,904,806)	(25,202)	(2,321,666)	2,321,666	—

Segment expenses	(16,253,769)	(1,628,329)	(16,796,433)	(610,438)	(35,288,969)	2,321,666	(32,967,303)

Segment results	4,934,636	1,518,126	19,820,620	52,368	26,325,750	146,958	26,472,708

Interest expense							(1,436,165)
Interest income							518,663
Loss on foreign exchange — net							(294,774)
Other income — net							328,584
Income tax expense							(7,927,823)
Equity in net income of associated companies							6,637

Income before minority interest							17,667,830
Unallocated minority interest							(4,810,812)

Net income							12,857,018

Other information
Segment assets	31,817,778	6,915,758	44,931,330	662,712	84,327,578	(2,382,808)	81,944,770
Investments in associates	93,630	—	20,360	—	113,990	—	113,990

Total consolidated assets							82,058,760

Total consolidated liabilities	(20,318,601)	(1,992,729)	(18,760,084)	(316,813)	(41,388,227)	2,382,808	(39,005,419)
Capital expenditures	(2,552,912)	(691,613)	(12,132,235)	(87,442)	(15,464,202)	—	(15,464,202)

Depreciation and amortization	(3,403,757)	(343,328)	(5,685,408)	(51,032)	(9,483,525)	22,661	(9,460,864)

Amortization of goodwill and other intangible assets	(1,067,365)	—	(86,640)	—	(1,154,005)	—	(1,154,005)

Other non-cash expenses	(397,261)	—	(101,732)	(1,815)	(500,808)	—	(500,808)

	2008
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	20,154,645	3,271,387	36,878,141	385,611	60,689,784	—	60,689,784
Inter-segment operating revenues	1,315,969	26,376	272,737	346,159	1,961,241	(1,961,241)	—

Total segment revenues	21,470,614	3,297,763	37,150,878	731,770	62,651,025	(1,961,241)	60,689,784

External operating expenses	(17,368,116)	(2,094,351)	(18,309,533)	(610,309)	(38,382,309)	—	(38,382,309)
Inter-segment operating expenses	(412,820)	—	(2,094,936)	(32,395)	(2,540,151)	2,540,151	—

Segment expenses	(17,780,936)	(2,094,351)	(20,404,469)	(642,704)	(40,922,460)	2,540,151	(38,382,309)

Segment results	3,689,678	1,203,412	16,746,409	89,066	21,728,565	578,910	22,307,475

Interest expense							(1,581,818)
Interest income							671,834
Loss on foreign exchange — net							(1,613,759)
Other income — net							508,605
Income tax expense							(5,639,695)
Equity in net income of associated companies							20,471

Income before minority interest							14,673,113
Unallocated minority interest							(4,053,643)

Net income							10,619,470

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	SEGMENT INFORMATION (continued)

	2008
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Other information
Segment assets	33,698,251	7,505,027	56,721,046	760,356	98,684,680	(7,597,683)	91,086,997
Investments in associates	148,893	—	20,360	—	169,253	—	169,253

Total consolidated assets							91,256,250

Total consolidated liabilities	(22,867,802)	(1,925,062)	(29,708,639)	(341,793)	(54,843,296)	7,584,897	(47,258,399)
Capital expenditures	(4,364,760)	(1,937,644)	(15,370,866)	(62,478)	(21,735,748)	—	(21,735,748)

Depreciation and amortization	(3,432,407)	(408,467)	(7,207,604)	(55,952)	(11,104,430)	15,995	(11,088,435)

Amortization of goodwill and other intangible assets	(1,196,927)	—	(46,714)	—	(1,243,641)	—	(1,243,641)

Other non-cash expenses	(335,370)	—	(54,870)	—	(390,240)	—	(390,240)

47.	JOINT OPERATION SCHEMES (“KERJA SAMA OPERASI” OR “KSO”)

In 1995, the Company and five investors (Pramindo, TII, MGTI, Dayamitra and BSI) entered into agreements for KSO and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven Divre.

Following the Indonesian economics crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and the KSO partners did not fully remedy this situation, the Company acquired and currently controls the related KSO through acquisition of its KSO partners or the businesses. Accordingly, the revenue-sharing percentage in those KSO is no longer relevant as the financial statements of the acquired KSO partners and the related KSO are consolidated into the Company’s consolidated financial statements since the date of acquisition (Note 24).

48.	REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of December 31, 2008, the Company has 40 RSA with 33 investors. The RSA are located mainly in Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 48 to 172 months.

]

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	RSA (continued)

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company amounted to Rp.141,218 million and Rp.120,301 million as of December 31, 2007 and 2008, respectively (Note 12).

The investors’ share of revenues amounted to Rp.413,263 million, Rp.423,880 million and Rp.331,525 million in 2006, 2007 and 2008, respectively.

49.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.
a.	Fixed line telephone tariffs

The Government has issued new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone service which is connected through fixed line network consists of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee
Based on the Decree, the Company adjusted the tariffs effective August 1, 2008 as follows:
•	Local charges decreased by range from 2.5% to increase by 8.9%, depending on service usage and customer’s segment

•	SLJJ charges decreased by an average range from 36.9% to increased by an average of 13.7%, depending on service usage and customer’s segment

•	SMS charges decreased by an average range from 42.8% to 49.7%, depending on service usage and customer’s segment

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
b.	Mobile cellular telephone tariffs

Under Decree No. 12/Per/M.KOMINFO/02/2006 dated February 28, 2006 of the MoCI the cellular tariffs consist of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee
The tariffs are determined based on certain formula with a “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee) while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariff for a dominant operator has to be approved by the Government. A dominant operator is an operator that has operating revenues equal to or more than 25% of total Industry revenue for a certain segment.

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:
•	Basic services tariff

•	Roaming tariff

•	Multimedia tariff,
with the following structure:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee.
The tariffs are determined based on certain formula consisting of:
•	Network element cost;

•	Retail service activity cost plus margin.
The network element cost is determined using Long Run Incremental Cost (LRIC) Bottom up Method. The operators are allowed to apply de-average basic telephone service usage cost and bundling tariffs, maximum equal to tariff determined using the above formula.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs

The MoC issued Decree No. 32/2004, dated March 11, 2004 stated that cost-based interconnection fees shall be applicable beginning January 1, 2005, of which subsequently postponed until January 1, 2007 based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006 dated February 8, 2006. On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

Based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008, valid for one year period, about Agreement to RIO of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation, shall be as follows:
(a)	Fixed line
1.	Local termination from local fixed line service tariff is Rp.73/minute.

2.	Local termination from domestic fixed line (local call) service tariff is Rp.73/minute.

3.	Local termination from domestic fixed line (long distance call) service tariff is Rp.203/minute.

4.	Long distance termination from domestic fixed line service tariff is Rp.560/minute.

5.	Local termination from cellular mobile network service tariff is Rp.203/minute.

6.	Local termination from satellite mobile network service tariff is Rp.204/minute.

7.	Long distance termination from cellular mobile network service tariff is Rp.626/minute.

8.	Long distance termination from satellite mobile network service tariff is Rp.613/minute.

9.	Domestic termination from international network service tariff is Rp.612/minute.

10.	International origination from domestic fixed line to fixed international network service provider tariff is Rp.612/minute.

11.	Local origination service for long distance call from domestic fixed line to SLJJ service provider tariff is Rp.203/minute

12.	Local transit service tariff is Rp.69/minute.

13.	Long distance transit service tariff is Rp.295/minute.

14.	International transit service tariff is Rp.316/minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(b)	Cellular
1.	Local termination from fixed line service tariff is Rp.261/minute.

2.	Long distance termination from fixed line service tariff is Rp.380/minute.

3.	Local termination from cellular mobile network service tariff is Rp.261/minute.

4.	Long distance termination from cellular mobile network service tariff is Rp.493/minute.

5.	Local termination from satellite network service tariff is Rp.261/minute.

6.	Long distance termination from satellite network service tariff is Rp.501/minute.

7.	Local termination from SLJJ service provider tariff is Rp.261/minute.

8.	Long distance termination from SLJJ service provider tariff is Rp.380/minute.

9.	International termination from IDD service provider tariff is Rp.498/minute.

10.	Local origination to SLJJ service provider tariff is Rp.261/minute.

11.	Long distance origination to SLJJ service provider tariff is Rp.380/minute.

12.	International origination to IDD service provider tariff is Rp.498/minute.
d.	VoIP interconnection tariff

Previously, the MoC Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.

e.	Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. The minimum tariff for activation fee is Rp.2,400,000. The tariff for monthly usage for local (under 25 km) vary starting from Rp.1,750,000 up to Rp.88,650,000, depending on the speed and the tariff for monthly usage for long distance (over 25 km) starting from Rp.5,600,000 up to Rp.3,893,100,000 depending on the speed.

f.	Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenues.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
g.	Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

h.	USO

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% gross revenues, net of bad debs and/or interconnection charges and/or connection charges (Note 53c).

Based MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 which was amended by MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.
50.	COMMITMENTS
a.	Capital expenditures

As of December 31, 2008, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	4,701,381
U.S. Dollars	575	6,285,147
Euro	33	514,314

Total		11,500,842

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)

The above balance includes the following significant agreements:
(i)	Company

Outstanding
purchase commitment
		Significant provisions of		as of December 31,
Contracting parties	Date of agreement	the agreement	Total contract value	2008
Company and ZTE	September 16, 2005	Procurement and	US$5.0 million and	US$0.05 million and
Consortium		installation agreement	Rp.241,406 million	Rp.10,816 million
for Speedy Access Batch 1
in Divre II

Company and Huawei		Procurement and
installation agreements
for NSS, BSS and PDN FWA
CDMA System Expansion
Project in:

	January 6,	a. Divre I (Sumatra) and	US$58.9 million	US$33.8 million and
	2006	IV (Central Java and	and Rp.249,840	Rp.148,026 million
		Daerah Istimewa	million
Yogyakarta

	December 8,	b.Divre II (Jakarta)	US$42.7 million and	US$18.6 million and
	2006		Rp.210,049 million	Rp.96,952 million

	December 8,	c.Divre III (West Java	US$20.4 million and	US$12.05 million
	2006	and Banten)	Rp.113,262 million	and Rp.53,716
million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Company and Samsung		Procurement and
Consortium		installation agreements
for NSS, BSS and PDN FWA
CDMA System Expansion
Project in:

	October 13,	a.Divre V (East Java)	US$90.5 million and	US$41.6 million and
	2006		Rp.159,237 million	Rp.69,202 million

	July 10, 2007	b.Divre VII (Bali-Nusa	US$6.5 million and	US$4.8 million and
		Tenggara)	Rp.18,578 million	Rp.13,206 million

Company and ZTE		Procurement and
Consortium		installation agreement
for Expansion of NSS, BSS
and PDN System in:

	November 28,	a.Divre VI (Kalimantan)	US$21.7 million and	US$12.4 million and
	2006		Rp.57,168 million	Rp.48,481 million

	July 10, 2007	b.Divre VII (Sulawesi,	US$16.7 million and	US$6.3 million and
		Maluku and Papua)	Rp.26,018 million	Rp.15,319 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of			December 31,
Parties	agreement	the agreement		Total contract value	2008
Company and Huawei	September 28, 2007	a.	Procurement and installation agreement for Speedy Access Batch 2	US$23.7 million and Rp.40,528 million	US$1.7 million and Rp.10,037 million

	September 28, 2007	b.	Procurement and installation agreement for Speedy Access Batch 3	US$18.8 million and Rp.68,184 million	US$0.2 million

Company and PT Abhimata Citra Abadi	November 9, 2007	Procurement and installation agreement for Metro Ethernet Batch 1 in Divre IV and Divre VII		Rp.141,145 million	Rp.11,242 million

Company and PT ZTE Indonesia (“ZTE”)	December 18, 2007	Procurement and installation agreement for Speedy Divre VII (Sulawesi, Maluku and Papua)		Rp.94,906 million	Rp.26,604 million

Company and NEC Corporation	March 3, 2008	Procurement and installation agreement for Batam Singapore Cable System (BSCS) Project		US$12.5 million	US$12.5 million

Company and Huawei	March 31, 2008	Procurement and installation agreement for Metro Ethernet Batch 3 in Divre V		Rp.86,053 million	Rp.7,164 million

Company and PT SCS Astragraphia Technologies	April 3, 2008	Procurement and installation agreement for ALPRO IP TRANSPORT for Speedy service and corporate service Batch 2		Rp.57,942 million	Rp.30,987 million

Company and PT Olex Cables Indonesia	April 14, 2008	Procurement and installation agreement for Deployment Signaling Transfer Point Synergy Program Divre II and Divre V		Rp.51,440 million	Rp.13,061 million

Company and PT Era Bangun Jaya	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 3 Divre II		Rp.54,925 million	Rp.36,098 million

Company and PT Telekomindo Primakarya (“Telekomindo”)	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 4 Divre III		Rp.51,241 million	Rp.44,745 million

Company and PT Horison Komunikasi	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 6 Divre V		Rp.65,173 million	Rp.65,173 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		December 31,
parties	agreement	the agreement	Total contract value	2008
Company and PT Brimbun Raya Indah (“Brimbun”)	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 7 Divre VI	Rp.59,965 million	Rp.39,552 million

Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII	Rp.72,450 million	Rp.72,450 million

Company and PT Konsorsium Jembo-Karteksi-Tridayasa	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 9 Netre Sumbagut Area	Rp.68,740 million	Rp.35,926 million

Company and Telekomindo	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 11 Netre Sumbagsel	Rp.56,420 million	Rp.18,783 million

Company and Brimbun	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic Batch 12 Netre, Jakarta and West Java	Rp.84,439 million	Rp.56,476 million

Company and INTI	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 13 Netre, Central Java and East Java	Rp.64,822 million	Rp.62,369 million

Company and NEC Corporation	June 19, 2008	Procurement and installation agreement for Ring Capacity SUB 2009 Project (Surabaya-Ujung Pandang-Banjarmasin)	US$5.3 million	US$5.3 million

Company and ZTE	June 20, 2008	Procurement agreement for Java Backbone Ring Capacity Expansion	Rp.80,411 million	Rp.3,601 million

Company and PT Nokia Siemens Networks	June 30, 2008	Procurement and installation agreement for Capacity Expansion and Full Redundancy IP CORE 2008 Implementation	Rp.101,475 million	Rp.38,503 million

Company and Consortium NEC-NSN	August 8, 2008	Procurement and installation agreement of Capacity Expansion of Ring Jasuka (Java, Sumatra, Kalimantan) 2008	US$5.4 million and Rp.90,420 million	US$5.4 million and Rp.79,245 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		December 31,
parties	agreement	the agreement	Total contract value	2008
Company and PT Lintas Teknologi Indonesia	September 26, 2008	Procurement and installation agreement for Inside Plan Backbone Kalimantan-Sulawesi	Rp.84,150 million	Rp.84,150 million

Company and PT Sansaine Exindo	October 15, 2008	Procurement agreement for TENOSS Batch 4 FWN Domain	Rp.97,248 million	Rp.80,086 million

Company and PT Datacraft Indonesia	December 4, 2008	Procurement and installation agreement for Tera Router 2008 in Divre I, Divre II and Divre V	Rp.96,358 million	Rp.96,358 million

Company and PT Nokia Siemens Networks	December 5, 2008	Procurement and installation agreement for Softswitch and modernization of MSAN Divre V and trial location of Bali and Timika	Rp.78,100 million	Rp.78,100 million

Company and NSW - Fujitsu Consortium	December 30, 2008	Procurement and installation agreement for Capacity Ring JaKa2LaDeMa Project	US$115.4 million	US$115.4 million
(ii)	Telkomsel

The Telkomsel’s agreements with Motorola, Inc. and PT Motorola Indonesia, Ericsson AB and Ericsson Indonesia, Nokia Corporation and PT Nokia Network (“Nokia Network”) and Siemens AG since August 2004, relate to the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain list of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the rollout period upon the issue of Purchase Orders (“PO”).

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet the requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and maintenance of Telkomsel’s Switching Sub System (“SSS”) and BSS that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly reviews.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

In August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:
•	extend the above agreements until new agreements were made between Telkomsel and these other companies, and

•	prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list (Notes 11d.v and 53l).
Subsequently, on April 17, 2008, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co. KG signed Combined 2G and 3G CS Core Network Rollout Agreements. The Agreements are valid until the later of:
•	three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•	the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three years period.
For the purpose of providing telecommunication services with 3G, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and Nokia Networks, Ericsson AB and Ericsson Indonesia, and Siemens Networks GmbH & Co. KG for network construction (Rollout Agreement) and Nokia Networks, Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, providing that the suppliers are able to meet the requirements set out in each PO. Based on letters from Telkomsel, the Managed Operation Agreements with those companies were terminated as of March 31, 2008.

On April 17, 2008, Telkomsel, Ericsson Indonesia, PT Nokia Siemens Networks also entered into Technical Service Agreements for technical support of Combined 2G and 3G CS Core Network. The agreements commence:
•	in respect of the August 2007 Project only, on the date that transition-out services have been completed in accordance with the 3G Managed Operations Agreement;

•	in all other respects, on the Effective Date;

and continues until the later of:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)
•	the date which is three years after the Effective Date; and

•	the date on which the last PO under this Agreement terminates or expires in respect of any PO issued prior to the expiry of the 3 years period.
In July and August 2008, Telkomsel entered into 2G BSS and 3G UTRAN Network Trial Agreements (NTA) with PT Alcatel-Lucent Indonesia, ZTE and PT Huawei Tech Investment (“Huawei Tech”) (“Trial Participants”). Subsequently, in September 2008, the agreements with ZTE and Huawei Tech were amended. Such agreements contain, among others:
•	The provision by Trial Participants of the design, supply, delivery, installation, integration and commissioning of 2G GSM BSS and 3G UMTS radio access network and technical support for such subsystem and networks on a trial basis for a period up to nine months.

•	At Telkomsel’s election, the Trial Participants must transfer ownership to Telkomsel of those 2G GSM BSS and 3G UMTS radio access networks elements (excluding software) (Note 53l).
b.	Borrowings and other credit facilities
(i)	Telkomsel has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire in July 31, 2009. Under these facilities, as of December 31, 2008, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$1.83 million) for a 3G performance bond (Note 50d.ii). Borrowings under the facilities bear interest at Singapore Interbank Offered Rate (“SIBOR”) plus 1.25% per annum (US$). As of December 2007 and 2008, there were no outstanding loans under these facilities.

(ii)	Telkomsel has not provided any collateral for its bank borrowings, or other credit facilities, except time deposits (Notes 9 and 53c). The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facilities. The terms of the relevant agreements also contain default and cross default clauses. Telkomsel’s management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.
c.	Derivative instruments

Telkomsel is exposed to market risks, primarily changes in foreign currency exchange rates, and uses derivative instruments in connection with its risk management activities. Telkomsel entered into derivative transactions for the purpose of hedging and not for trading purposes. None of the derivative transactions entered into by Telkomsel during 2008 met the PSAK No. 55 criteria for hedge accounting. Therefore, changes in the fair values of the derivative financial instruments were recognized in the consolidated statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
c.	Derivative instruments (continued)

Telkomsel purchases equipment from several countries and, as a result, is exposed to fluctuation in foreign currency exchange rates. In September and October 2008, Telkomsel entered into forward foreign exchange contracts with DB to protect against foreign exchange risk relating to its foreign currency denominated purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business.

The contracts consist of the following :

Month	Bank	Currencies	Notional amount
September	DB	US$	24
	Citibank	Euro	15
October	Citibank	US$	10
		Euro	10
As of December 31, 2008, the contracts have been fully realized.

d.	Others
(i)	Employee benefits

On May 26, 2008, Telkomsel and its Labour Union (“Serikat Pekerja Telkomsel”) signed a collective labour agreement (“Perjanjian Kerja Bersama” or “PKB”) which is valid until May 25, 2010. The agreement replaced the old agreement which expired on March 23, 2008. Based on the agreement, Telkomsel shall provide LSL to its employees while the post retirement insurance benefit scheme has been repealed (Note 43b).

(ii)	3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 of the MoCI, as one of the successful bidders (Note 2j), Telkomsel amongst other commitments, is required to:
1.	Pay annual BHP fee which is determined based on a certain formula over license term (10 years). The BHP for the first, second and third year were paid in March 2006, 2007 and 2008, respectively. The commitments as of December 31, 2008 arising from the BHP up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
d.	Others (continued)
(ii)	3G license (continued)

Radio frequency
Year	BI rates (%)	Index (multiplier)	usage tariff
1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL

Notes:
Ri	=	average BI rate from previous year
Auction Price (“Harga Lelang” or HL)	=	Rp.160,000 million
Index	=	adjustment to the bidding price for respective year
The BHP is payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT.

2.	Provide roaming access for the existing 3G operators.

3.	Contribute to USO development.

4.	Construct a 3G network which covers at least the following provinces:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
d.	Others (continued)
(ii)	3G license (continued)

Based on MOCI’s letter No. 320/M.KOMINFO/12/2008 dated December 30, 2008, considering that Telkomsel has fulfilled its commitments, 1 block of radio frequency (2 x 5 MHz FDD) in 2.1 GHz bandwith is offered to Telkomsel with a price of Rp 160,000 million. Pursuant to that, Telkomsel has submitted its response that Telkomsel accepted the offering with a condition that such price is equally applied to the other operators. As of the issuance date of the consolidated financial statements, there is no decision from MoCI.

(iii)	Asia-America Gateway Consortium (“AAG”)

On April 27, 2007, the Company became a member of AAG consortium, an undersea cable consortium with 19 companies, by signing a C&MA and an AAG Cable Network Supply Contract and paid US$40 million. Through the AAG Consortium, the Company will acquire 40 Gbps international bandwidth at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States. As of December 31, 2008, the Company has paid US$30.9 million (equivalent to Rp.288,043 million) and recorded as advances for the purchase of property, plant and equipment (Note 13).

(iv)	Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium (Note 15).

(v)	Radio Frequency Usage Fees

In accordance with the prevailing laws and telecommunications regulations, the operators are obliged to register their radio stations to the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 50d.ii). The frequency usage fees are payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee is determined based on the number of registered transceivers (TRXs) of the radio stations. In 2008, the fee of Rp.2.4 trillion was charged to consolidated statement of income (Note 37) based on registered TRXs. The fees for 2009 will be determined based on 272,570 TRXs in operation as of December 31, 2008, with a fee ranging from Rp.3.4 million to Rp.15.9 million for each TRXs.

(vi)	Operating leases

	Minimum lease payment
		Less than	1-5	More than
	Total	1 year	years	5 years
Operating leases	259,626	66,293	171,930	21,403
Operating leases represent non-cancelable office lease agreements of certain subsidiaries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	CONTINGENCIES
a.	In the ordinary course of business, the Company and its subsidiaries have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practice. Based on management’s estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.59,059 million as of December 31, 2008.

b.	A former Director of Human Resources and an employee of the Company were indicted under the Eradication of Criminal Act of Corruption Law in Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting to a loss of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and gave Rp.50 million penalty. The defendants have filed and appeal to the West Java High Court, objecting to the District Court ruling. On October 3, 2007, West Java High Court found the defendants not guilty. The Attorney has filed an appeal to Indonesian Supreme Court (“SC”) objecting to the High Court’s ruling. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

c.	On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian SC objecting the District Court ruling. On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. On November 5, 2008, the Bali High Court found the defendants guilty. Subsequently, one of the defendant in Bali High Court has filed an appeal to Indonesian SC (Note 53b). As of the issuance date of the consolidated financial statements, no decision has been reached on both appeals.

d.	The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among other things :
•	Telkomsel had not been proven to violate article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:
▪	Maximum 5% of total shares for each buyer,

▪	The buyer is not associated with Temasek Holdings.
•	Telkomsel was to be charged a penalty of Rp.25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by least 15%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	CONTINGENCIES (continued)
d.	(continued)

On May 9, 2008 the Court pronounced its verdict and concluded among other things:
•	Telkomsel had not been proven to violate article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease its ownership by 50% in each of those companies within twelve months from the date of the decision becoming final and legally binding at the following conditions:
▪	Maximum 10% of total shares for each buyer,

▪	The buyer is not associated with Temasek Holdings.
•	Telkomsel was charged a penalty of Rp.15 billion,

•	The Court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.
On May 22, 2008, Telkomsel filed an appeal to SC. In its verdict on September 9, 2008, the SC revoked the Court’s verdict on the instruction to Temasek Holdings and certain affiliated companies to release their ownership in either Indosat or Telkomsel. As of the issuance date of the consolidated financial statements, Telkomsel is still reviewing the result to determine a favorable action to be taken including the option for a judicial review by the SC.

e.	Certain subscribers of Telkomsel, Indosat and PT Excelcomindo Pratama (“Excelcomindo”) which are domiciled in Bekasi, Tangerang and other various locations, represented by the Law Firms, have filed class-action lawsuits with the Courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers.

On July 8, 2008, the class-action lawsuits filed in Bekasi District Courts against Telkomsel by certain subscribers has been revoked and the case is closed.

On August 14, 2008, based on the Court’s verdict, the class—action lawsuits in Tangerang shall be consolidated with other various locations. The subscribers in other various locations objected to the decision and filed an appeal to SC (Note 53d).

Management believes that Telkomsel has applied tariffs in accordance with prevailing regulations, accordingly, such allegation has no strong basis.

f.	The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegation of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	CONTINGENCIES (continued)
f.	(continued)

Pursuant to the decision of KPPU dated June 17, 2008, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively.

Management believes that there are no such cartel practices that led to breach of prevailing regulations. As of the issuance date of the consolidated financial statements, no decision has been reach on the appeal.
For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2007		2008
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Assets
Cash and cash equivalents
U.S. Dollars	169.40	1,592,379	180.47	1,963,730
Euro	62.59	861,190	27.60	425,647
Singapore Dollars	—	—	0.46	3,473
Japanese Yen	9.55	792	1.18	141
Malaysian Ringgit	—	—	0.03	108
Temporary investments
U.S. Dollars	7.83	73,508	8.00	86,800
Trade receivables
Related parties
U.S. Dollars	2.56	24,075	1.26	13,678
Third parties
U.S. Dollars	49.79	467,918	55.86	606,344
Other receivables
U.S. Dollars	0.15	1,394	0.68	7,357
Singapore Dollars	—	—	0.11	820
Great Britain Pound sterling	0.01	231	0.01	193
Euro	0.01	88	0.01	184
Other current assets
U.S. Dollars	3.93	36,897	0.94	10,190
Euro	0.05	659	0.01	87
Advances and other non-current assets
U.S. Dollars	2.54	23,949	3.30	36,061
Singapore Dollars	—	—	0.07	495
Escrow accounts
U.S. Dollars	—	—	4.57	49,557

Total assets		3,083,080		3,204,865

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2007		2008
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities
Trade payables
Related parties
U.S. Dollars	1.51	14,204	0.64	6,974
Singapore Dollars	—	22	—	—
Euro	0.50	6,927	—	—
Third parties
U.S. Dollars	29.29	275,319	422.51	4,626,483
Euro	6.06	83,379	84.79	1,308,456
Singapore Dollars	0.14	932	0.59	4,498
Great Britain Pound sterling	0.01	260	0.04	573
Japanese Yen	—	—	0.51	62
Swiss Franc	0.01	86	—	13
Hongkong Dollars	0.16	190	—	—
Other payables
U.S. Dollars	0.50	4,673	0.05	510
Singapore Dollars	—	10	0.05	373
Great Britain Pound sterling	—	2	—	—
Accrued expenses
U.S. Dollars	163.34	1,538,362	55.34	605,947
Euro	67.78	933,328	16.63	256,595
Singapore Dollars	0.37	2,394	2.27	17,257
Japanese Yen	46.85	3,890	43.83	5,313
Great Britain Pound sterling	0.05	854	—	—
Advances from customers and suppliers
U.S. Dollars	1.28	12,001	1.76	19,244
Current maturities of long-term liabilities
U.S. Dollars	140.69	1,322,495	135.87	1,487,742
Japanese Yen	955.40	79,336	767.90	93,085
Euro	7.34	100,949	—	—
Long-term liabilities
U.S. Dollars	383.06	3,600,375	264.84	2,900,044
Japanese Yen	12,286.36	1,020,260	11,518.46	1,396,268

Total liabilities		9,000,248		12,729,437

Net liabilities		(5,917,168)		(9,524,572)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and its subsidiaries’ overall risk management programs focus on the unpredictability of financial markets and seek to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

If the Company and its subsidiaries reports monetary assets and liabilities in foreign currencies as of December 31, 2008 using the rates on May 8, 2009, unrealized foreign exchange loss will decrease by the amount of Rp.633,769 million.

53.	SUBSEQUENT EVENTS
a.	On January 9, 2009, Telkomsel entered into an agreement with Apple, Inc for the purchase of iPhone products, marketing it to the customers using third party (PT Trikomsel OKE) and provide cellular network services. Cumulative minimum iPhone units that shall be purchased as of December 31, 2009, 2010 and 2011 are 125,000, 300,000 and 500,000 units for each year.

b.	On January 16, 2009, one of the defendant in connection with the KSO VII provision of VoIP services case in Bali High Court has filed an appeal to Indonesian SC (Note 51c).

c.	On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trilion, covering all Indonesian territory except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2,390 MHz-2,400 MHz.

On February 18, 2009 and March 16, 2009, based on Decrees No. 62/KEP/M.KOMINFO/02/09 dated February 18, 2009 and No. 88/KEP/M.KOMINFO/03/2009 dated March 16, 2009 of the Ministry of Communication and Information Technology, the Ministry granted Telkomsel principle licenses to operate fixed-line network under USO program which provision is subject to an operation acceptance test within six months. The license is extendable for three months based upon evaluation of the DGPT.

d.	On January 21, 2009, in its verdict No. 01K/Pdt.Sus/2009, the SC approved the subscribers’ appeal, accordingly, the class action lawsuit are processed separately in respective Court (Note 51e).

e.	On January 29, 2009, Telkomsel’s stockholder approved the replacement of Mr. Itoy Kiskenda Suriahardja as Telkomsel’s President Director with Mr. Sarwoto Atmosutarno and Mr. Syarif Syarial Ahmad as Director of Planning and Development with Mrs. Herfini Haryono, as covered by notarial deed No. 19 dated February 11, 2009 of Mala Mukti, S.H., LLM.

f.	On January 30, 2009, Rp.300 billion of the remaining loan facility from Mandiri was drawn-down by Telkomsel (Note 23b.v).

g.	In February 2009, Telkomsel received part of the Telkomsel’s claims for tax refund for fiscal year 2002 of Rp.167 billion and for fiscal year 2004/2005 of Rp.180 billion (Note 39a).

h.	On February 23, 2009, Telkomsel filed an appeal to the Tax Court for the rejected VAT of Rp.215 billion (Note 39f.ii).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	SUBSEQUENT EVENTS (continued)
i.	On February 25, 2009, Tax Authorities filed a judicial review in Indonesian SC, on the Tax Court’s decision to accept Telkomsel’s appeal for a refund of Rp.115 billion. As of the issuance date of the consolidated financial statements, no decision has been reached on the judicial review.

Telkomsel believes that the decision has properly been made. Accordingly, on April 3, 2009, Telkomsel filed a contra appeal to the SC (Note 39f.ii).

j.	On March 2, 2009, 12 operators and PT Pratama Jaringan Nusantara (“PJN”) entered into an agreement for operating Telecommunicating Traffic Clearing System (“Sistem Kliring Trafik Telekomunikasi” or “SKTT”) that appointed PJN to conduct voice interconnect clearing process.

k.	On March 3, 2009, the Company and ISS Reshetnev (Russia) entered into an agreement for the procurement of Telkom-3 Satellite for US$179 million. The agreement covers development of the satellite, in-orbit delivery, creation of augmented ground control segment, training service and internship. The satellite will have 42 transponder capacities that will cover the ASEAN region and is scheduled to be launched in August 2011.

l.	On March 3, 2009 and March 13, 2009, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Indonesia, Nokia Siemens Network Oy, Huawei International Pte.Ltd. and PT Huawei Tech Investment entered into 2G BSS and 3G UTRAN Rollout Agreements for the provision of 2G GSM BSS and 3G UMTS Radio Access Network (Note 50a.ii).

During the terms, the vendors (excluding Huawei International Pte. Ltd. and PT Huawei Tech Investment) agreed to provide vouchers, free of charge equipment and other commercial incentives to Telkomsel. Part of the vouchers totaling US$107.05 million, provided by the vendors as an adjustment to prices stated in PO issued since July 1, 2007 (Notes 11d.v and 50a.ii).

m.	On March 12, 2009, the Company signed the 6th PO of Procurement and Installation Agreement for Speedy Access Batch 2 with Huawei Consortium for Rp.79,475 million.

n.	On March 20, 2009, due to Telkomsel’s claim for refund of overpayment of corporate income tax for the year 2008, the Tax Authorities notified Telkomsel that a tax audit for such year will be performed (Note 39b).

o.	On March 23, 2009, the Company and APT Satellite Company Limited entered into a 142E Degree Orbital Position Cooperation Agreement for US$16.8 million.

p.	On March 30, 2009, the Company signed the 5th PO of Procurement and Installation Agreement for Outside Plant Fiber Optic 2008 Batch 11 Netre Sumbagsel with Telekomindo for Rp.52,408 million.

q.	On March 31, 2009, the Company signed the 5th PO of Procurement and Installation Agreement for Speedy Access Batch 3 with Huawei Consortium for Rp.61,435 million.

r.	On April 1, 2009, the Company reduced its internet tariff by an average of 20% depending on subscription packages (Note 49g).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The recent accounting pronouncement in Indonesia that relevant to the Company and its subsidiaries are as follow:
(i)	PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”

In December 2006, the DSAK issued PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) provides guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). DSAK has postponed the application of PSAK 50 (Revised 2006) until January 1, 2010 based on its letter No. 1705/DSAK/IAI/XII/2008 regarding, “The Announcement of the Change of Effective Date of PSAK No. 50 (Revised 2006) and PSAK No. 55 (Revised 2006)” dated December 30, 2008. The company and its subsidiaries are currently assessing the impact of the application of PSAK 50 (Revised 2006) on the consolidated financial statements.

(ii)	PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”

In December 2006, the DSAK issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and financial liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. DSAK has postponed the application of PSAK 55 (Revised 2006) until January 1, 2010 based on its letter No. 1705/DSAK/IAI/XII/2008 regarding, “The Announcement of the Change of Effective Date of PSAK No. 50 (Revised 2006) and PSAK No. 55 (Revised 2006)” dated December 30, 2008. The company and its subsidiaries are currently assessing the impact of the application of PSAK 55 (Revised 2006) on the consolidated financial statements.

(iii)	PSAK 14 (Revised 2008), “Inventories”

In September 2008, the DSAK issued PSAK 14 (Revised 2008), “Inventories” which amends PSAK 14 (1994), “Inventories”. A primary issue in accounting for inventories is the amount of cost to be recognized as an asset and carried forward until the related revenues are recognized. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value and prohibition for the usage of Last-in First-out (LIFO) cost formula. It also provides guidance on cost formulas that are used to assign costs. PSAK 14 (Revised 2008) is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. The Company and its subsidiaries are currently assessing the impact of the application of PSAK 14 (Revised 2008) on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008,
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)
(iv)	PSAK 26 (Revised 2008), “Borrowing Costs”

In September 2008, the DSAK issued PSAK 26 (Revised 2008), “Borrowing Costs” which amends PSAK 26, “Borrowing Costs”. PSAK 26 (Revised 2008) provides guidance on commencement, suspension and cessation of borrowing cost capitalization as part of the cost of an asset. PSAK 26 (Revised 2008) requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset to be capitalized as part of the cost of that asset. There are no significant differences between PSAK 26 (Revised 2008) and PSAK 26. PSAK 26 (Revised 2008) shall be effective on January 1, 2010. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 26 (Revised 2008) on the consolidated financial statements.
55.	ACCOUNTS RECLASSIFICATION

Certain accounts in the consolidated financial statement for the years ended December 31, 2006 and 2007 have been reclassified to conform with the presentation of accounts of the consolidated financial statements for the year ended December 31, 2008, as follows:

	Before		After
	reclassification	Reclassification	reclassification
Consolidated balance sheet as of December 31, 2006:
Property, plant and equipment — cost	99,310,440	(592,506)	98,717,934
Accumulated depreciation	(45,043,380)	324,447	(44,718,933)

Property, plant and equipment — net of accumulated depreciation	54,267,060	(268,059)	53,999,001

Goodwill and other intangible assets — gross carrying amount	8,038,847	592,506	8,631,353
Accumulated amortization	(3,602,242)	(324,447)	(3,926,689)

Goodwill and other intangible assets — net of accumulated amortization	4,436,605	268,059	4,704,664

Consolidated balance sheet December 31, 2007:
Property, plant and equipment — cost	114,898,701	(817,059)	114,081,642
Accumulated depreciation	(54,434,809)	428,975	(54,005,834)

Property, plant and equipment — net of accumulated depreciation	60,463,892	(388,084)	60,075,808

Goodwill and other intangible assets — gross carrying amount	8,038,847	817,059	8,855,906
Accumulated amortization	(4,651,719)	(428,975)	(5,080,694)

Goodwill and other intangible assets — net of accumulated amortization	3,387,128	388,084	3,775,212

Claims for tax refund	420,550	(12,539)	408,011
Prepaid taxes	47,683	12,539	60,222

Consolidated income statement for the year ended December 31, 2006:
Operating expenses — depreciation	9,178,343	(84,156)	9,094,187
Operating expenses — general and administrative	3,271,427	84,156	3,355,583

Consolidated income statement for the year ended December 31, 2007:
Operating expenses — depreciation	9,545,004	(104,528)	9,440,476
Operating expenses — general and administrative	3,567,666	104,528	3,672,194

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with Indonesian GAAP, which differ in certain significant respects from U.S. GAAP. The consolidated statements of cash flows together with the reconciliation in Note 57 comply with Statement of Financial Accounting Standards (“SFAS”) 95, “Statement of Cash Flows” (“SFAS 95”). A description of the differences and their effects on net income and stockholders’ equity are set forth below:
(1)	Description of differences between Indonesian GAAP and U.S. GAAP
a.	Voluntary termination benefits

Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.

b.	Foreign exchange differences capitalized to assets under construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income as incurred.

c.	Embedded derivative instrument

The Company and its subsidiaries entered into contracts with their vendors which require payments denominated in various currencies other than functional currencies of both parties.

Under Indonesian GAAP, contracts which require payments denominated in foreign currencies other than functional currencies of a party or substantial party to the contracts are not presumed to contain embedded foreign currency derivative instruments if the currencies are commonly used in local business transactions.

Under U.S. GAAP, the contracts do not qualify for such exception unless the goods and services acquired are routinely denominated in a currency commonly used in international commerce. Hence, the foreign currency derivative instruments shall be separated from the host contract and accounted for as embedded foreign currency derivative instruments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
d.	Interest capitalized on assets under construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a minimum of 12 months to get ready for their intended use or sale. To the extent that funds are borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly as income in the consolidated statement of income.

e.	RSA

Under Indonesian GAAP, property, plant and equipment built by an investor under RSA are recognized as property, plant and equipment under RSA in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned, net of amounts due to the investors.

Under U.S. GAAP, the RSA are recorded in a manner similar to finance leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated balance sheet. All revenues generated from the RSA are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.

f.	Employee benefits

The Company and its subsidiaries adopted PSAK 24 (Revised 2004) in accounting for the costs of pension benefit, post-retirement health care benefit and other post-retirement benefits for Indonesian GAAP purposes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
f.	Employee benefits (continued)

The differences between the accounting for the pension benefits, post-retirement health care benefits and other post-retirement benefits under Indonesian GAAP and U.S. GAAP are as follows:
i.	Prior service cost

Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight-line basis over the average period until the benefits become vested. The recognized amount is recorded as a component of net periodic benefit cost for the year.

Under U.S. GAAP, the prior service cost (vested and non-vested benefits) is deferred and amortized systematically over the estimated remaining service periods for active employees and the amortized amount is recorded in the consolidated statement of income.

ii.	Transition obligations relating to pension and post-retirement healthcare benefits

Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24 (Revised 2004) was adopted.

Under U.S. GAAP, the transition obligations arising from the adoption of SFAS 87 “Employers’ Accounting for Pensions” (“SFAS 87”) on January 1, 1992 and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”) on January 1, 1995, were deferred and amortized systematically over the estimated remaining service periods for active employees and 20 years, respectively. In addition, different adoption dates resulted in significant difference in cumulative unrecognized actuarial gains and losses.
In September 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R” (“SFAS 158”). The requirements of SFAS 158 to recognize the funded status and to provide the required disclosures are effective for fiscal year ending after December 15, 2006. The Company and its subsidiaries have adopted the above recognition and disclosure requirements of SFAS 158 from the year ended December 31, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
f.	Employee benefits (continued)

SFAS 158 does not change the determination of net periodic benefit pension costs under SFAS 87, SFAS 106 and SFAS 112, “Employers’ Accounting for Postemployment Benefits-an amendment of FASB Statements No. 5 and 43” (“SFAS 112”). The impacts of the adoption of SFAS 158 are as follows:
i.	The Company and its subsidiaries no longer report the additional minimum liability and any corresponding intangible asset for the unfunded pension obligation as the funded status for unfunded or underfunded benefit plans is now fully recognized as net pension liability on the balance sheets. The absence of the requirement for recognizing the additional minimum liability under US. GAAP is also similar under Indonesian GAAP.

ii.	On adoption of SFAS 158, the unrecognized actuarial losses, prior service costs, and transition obligations were recognized, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortized and reported as a component of net periodic benefit costs in the consolidated statements of income in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 112.
g.	Equity in net income or loss of associated companies

The Company and its subsidiaries record their equity in net income or loss of their associated companies based on the associated companies’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company and its subsidiaries recognize the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of the associated companies.

h.	Land rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as collateral for borrowing agreements.

Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life or the contractual period of the land rights, which ranges from 20 to 30 years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
i.	Revenue recognition

Under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services are recognized as revenues when connection takes place (for postpaid service). Sales of starter packs are recognized as revenues upon delivery to distributors, dealers, or customers (for pre-paid services). Installation fees for wireline services are recognized at the time of installation. Revenues from calling cards are recognized when the Company sells the cards.

Under U.S. GAAP, revenues from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships. Revenues from calling cards are recognized upon usage or expiration.

j.	Amortization of goodwill

Under Indonesian GAAP, the amortization period of goodwill should not exceed five years, unless a longer period, not exceeding 20 years, can be justified.

Under U.S. GAAP, goodwill is not amortized but rather subjected to test for impairment.

k.	Finance leases

Prior to 2008, under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.

Effective from January 1, 2008, under PSAK 30R, the criteria to classify leases into operating leases and finance leases have been changed. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership; otherwise, it is classified as an operating lease. The standard should be applied either retrospectively to all transactions since the commencing dates of the related agreements (“retrospective application”) or prospectively as if the standard had been applied since the beginning of the reporting periods (“prospective application”). The Company has decided to select the prospective application.

The Indonesian GAAP, under certain circumstances, is different to the provisions under US GAAP, particularly in the assessment approach.

Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, and (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.

Indonesian GAAP which is based on a risks and rewards assessment that entails more judgment calls, does not include such provision.

However, based on the Company’s assessment, given the nature of the transactions, the adoption of those standards has a similar impact, to the extent it is material. The impact of the adoption of the PSAK 30R on the finance leases has been recorded in the 2008 statement of income as the impact to prior year is insignificant. Thus, the prior difference between Indonesian GAAP and U.S. GAAP is eliminated as shown in the summary of adjustments to the consolidated net income for the year ended December 31, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
l.	Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and entered into a call option agreement to buy the remaining 9.68% interest at a fixed price at a stated future date. Under U.S. GAAP, the Company consolidated 100% of Dayamitra.

Under Indonesian GAAP, the Company accounted for the remaining 9.68% interest in Dayamitra as minority interest and started consolidating the remaining 9.68% interest on December 14, 2004, the exercise date of the option.

The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the amount of intangible assets recognized and the respective amortization expense.

m.	Asset retirement obligations

Prior to 2008, under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to the “consolidated statement of income” as incurred.

Under the revised Indonesian GAAP which is effective from January 1, 2008, the obligations are capitalized as costs related to long-lived assets and depreciated over the useful lives of the assets. The Indonesian GAAP, under certain circumstances, is different to the provision under U.S. GAAP particularly in determining discounted liability and accretion expense. However, because the impact to prior periods is insignificant, the cumulative effect is charged to the 2008 “consolidated statement of income”.

n.	Deferred taxes

Under Indonesian GAAP, the Company and its subsidiaries do not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of their equity method investments when it is not probable that these differences will reverse in the foreseeable future. For financial reporting purposes, deferred tax assets and liabilities are presented as non-current accounts.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments. For financial reporting purposes, deferred tax assets and liabilities are presented either as current or non-current accounts based on the expected realization of the related assets or liabilities.

o.	Impairment of assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
o.	Impairment of assets (continued)

An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

p.	Gains (losses) on disposals of property, plant and equipment

Under Indonesian GAAP, the Company and its subsidiaries classify the gains (losses) on disposals of property, plant and equipment as component of other income (expense) which are excluded from determination of operating income.

Under U.S. GAAP, the gains (losses) on disposals of property, plant and equipment are classified as component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2006, 2007 and 2008, the operating income would have been higher (lower) by (Rp.47,983) million, Rp.20,641 million and (Rp.15,659 million), respectively, and other income (expenses) would have been (higher) lower by the same amounts due to the inclusion of the gains (losses) on disposals of property, plant and equipment in the determination of operating income.

q.	Available-for-sale securities

Under Indonesian GAAP, available-for-sale securities are carried at fair values and changes in fair values are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under stockholders’ equity section.

Under U.S. GAAP, available-for-sale securities are carried at fair values and any unrealized gains or losses are reported as a component of accumulated other comprehensive income under stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)

r.	Cumulative translation adjustments

Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the rate of exchange prevailing at that date. Revenues and expenses are translated using the exchange rates at the date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation adjustments” in the stockholders’ equity section.

Under U.S. GAAP, the resulting translation adjustments are reported in accumulated other comprehensive income under stockholders’ equity section.

s.	Amendment and restatement of the KSO VII

The Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.

Under Indonesian GAAP, the fair value of the unearned income relating to the RSA was deemed to be equal to the fair value of the property, plant and equipment under those RSA based on the accounting treatment of RSA under Indonesian GAAP.

Under U.S. GAAP, the fair value of the obligation under the RSA has been determined to be Rp.473,754 million based on the present value of the estimated future payments to BSI’s business partners under the RSA.

Under Indonesian GAAP, the excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. After assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual amount was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP.

For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under Emerging Issues Task Force (“EITF”) 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp.61,386 million was recognized as goodwill.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
t.	Fair value measurement

Under Indonesian GAAP, there is no specific accounting standard that prescribes fair value measurements. However, there are some accounting standards that require or permit the use of fair value as a measurement objective in specified circumstances.

Under U.S. GAAP, the information regarding fair value hierarchy shall be disclosed, segregating fair value measurements using quoted price in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). For assets and liabilities that are measured at fair value using significant unobservable input (Level 3), the Company shall disclose the total realized and unrealized gains or losses for the period included in earnings or changes in net assets. As of December 31, 2008, the Company and its subsidiaries have decided to delay the application of SFAS 157, “Fair Value Measurements” (“SFAS 157”) for non financial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, under the provisions of FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2)	a. The significant adjustments to the consolidated net income for the years ended December 31, 2006, 2007 and 2008 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2006	2007	2008
Net income according to the consolidated statements of income prepared under Indonesian GAAP			11,005,577	12,857,018	10,619,470

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a	)	1,461,149	(1,461,149)	749,867
Reversal of depreciation of capitalized foreign exchange differences	(b	)	79,178	76,473	72,598
Foreign exchange gain — net of related depreciation of Rp.nil, Rp.14,634 million and Rp.12,540 million in 2006, 2007, and 2008, respectively on contracts containing embedded foreign currency derivative instrument	(c	)	—	57,156	(627,432)
Interest capitalized on assets under construction — net of related depreciation of Rp.23,270 million, Rp.34,686 million and Rp.42,072 million, in 2006, 2007 and 2008 respectively	(d	)	73,934	61,865	12,504
RSA	(e	)	58,545	274,917	53,900
Pension and other post-retirement benefits	(f	)	105,557	(115,759)	(95,819)
Post-retirement health care	(f	)	(101,205)	(97,572)	(94,359)
Equity in net loss of associated companies	(g	)	(223)	(324)	(366)
Amortization of land rights	(h	)	(16,947)	(20,481)	(31,266)
Revenue recognition	(i	)	(4,547)	43,941	64,536
Amortization of goodwill	(j	)	8,858	—	17,048
Finance leases	(k	)	(27,580)	(31,988)	11,628
Adjustment for consolidation of Dayamitra	(l	)	11,127	11,388	11,387
Assets retirement obligations	(m	)	(11,255)	(11,936)	25,735
Amendment and restatement of the KSO VII	(s	)	4,479	15,857	16,269

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2)	a. (continued)

	Note		2006	2007	2008
Deferred income tax:
Deferred income tax on equity method investments and cumulative translation adjustments	(n	)	2,053	(2,503)	(5,503)
Deferred income tax effect on U.S. GAAP adjustments			(520,693)	329,387	(35,452)

			1,122,430	(870,728)	145,275
Minority interest			(16,559)	(20,733)	109,479

Net adjustments			1,105,871	(891,461)	254,754

Net income in accordance with U.S. GAAP			12,111,448	11,965,557	10,874,224

Net income per share in accordance with U.S.GAAP — in full Rupiah amount			602.12	599.43	550.63

Net income per ADS in accordance with U.S.GAAP — in full Rupiah amount (40 Series B shares per ADS)			24,085.00	23,977.20	22,025.34

b.	The significant adjustments to the consolidated stockholders’ equity as of December 31, 2007 and 2008 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP, in the consolidated financial statements, are set forth below:

	Note		2007	2008
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP			33,748,579	34,314,071

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a	)	—	749,867
Reversal of depreciation of capitalized foreign exchange differences	(b	)	(310,422)	(237,824)
Foreign exchange gain — net of related depreciation, on contracts containing embedded foreign currency derivative instrument	(c	)	57,156	(570,276)
Interest capitalized on assets under construction — net of related depreciation	(d	)	282,435	294,939
RSA	(e	)	110,308	164,208
Pension and other post-retirement benefits	(f	)	(984,031)	(250,601)
Post-retirement health care	(f	)	(2,780,519)	735,028
Equity in net loss of associated companies	(g	)	(19,168)	(19,534)
Amortization of land rights	(h	)	(121,427)	(152,693)
Revenue recognition	(i	)	(669,949)	(605,413)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2)	b. (continued)

	Note		2007	2008
Amortization of goodwill	(j	)	93,937	110,985
Finance leases	(k	)	(89,404)	(77,776)
Adjustment for consolidation of Dayamitra	(l	)	(34,129)	(22,742)
Assets retirement obligations	(m	)	(25,735)	—
Amendment and restatement of the KSO VII	(s	)	20,336	36,605

Deferred income tax:
Deferred income tax on equity method investments and cumulative translation adjustments	(n	)	35,561	27,567
Deferred income tax effect on U.S. GAAP adjustments			522,430	151,942

			(3,912,621)	334,282
Minority interest			(18,145)	78,934

Net adjustments			(3,930,766)	413,216

Stockholders’ equity in accordance with U.S. GAAP			29,817,813	34,727,287

c.	The changes in the stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008
Stockholders’ equity at beginning of year	24,568,488	26,308,572	29,817,813
Changes during the year:
Net income under U.S. GAAP	12,111,448	11,965,557	10,874,224
Dividends	(5,371,107)	(6,047,448)	(8,034,515)
Accumulated other comprehensive income, net of tax	(4,138,046)	(1,274,468)	4,067,227
Compensation for early termination of exclusive rights	90,000	90,000	90,000
Treasury stock	(952,211)	(1,224,400)	(2,087,462)

Stockholders’ equity at end of year	26,308,572	29,817,813	34,727,287

d.	With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2007	2008
Consolidated balance sheets
Current assets	16,976,961	15,597,511
Non-current assets	66,962,794	76,636,284

Total assets	83,939,755	92,233,795

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2)	d. (continued)

	2007	2008
Current liabilities	22,068,425	27,032,520
Non-current liabilities	22,730,610	20,869,141

Total liabilities	44,799,035	47,901,661
Minority interest in net assets of subsidiaries	9,322,907	9,604,847
Stockholders’ equity	29,817,813	34,727,287

Total liabilities and stockholders’ equity	83,939,755	92,233,795

(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC
a.	Income tax
(i).	The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP, is as follows:

	2006	2007	2008
Consolidated income before tax in accordance with U.S. GAAP	23,634,675	24,398,041	20,499,040
Income tax in accordance with U.S. GAAP at statutory tax rate	7,090,402	7,319,412	5,917,643

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate:
Net periodic post-retirement health care benefit cost	200,841	233,151	240,999
Amortization of discount on promissory notes and other borrowing costs	13,882	6,645	106,924
Tax penalty	25,288	28,225	(9,738)
Employee benefits	28,931	30,343	50,733
Permanent differences of the KSO Units	39,544	35,286	39,450
Income which was already subject to final tax	(137,915)	(139,132)	(167,603)
Adjustment to deferred tax liability in relation with property, plant and equipment	131,664	(132,407)	—
Effect of reduction in future tax rate on the Company and subsidiaries deferred tax liabilities — net	—	—	(637,543)
Others	165,929	219,414	139,786

Total	468,164	281,525	(236,992)

Income tax expense in accordance with U.S. GAAP	7,558,566	7,600,937	5,680,651

For the years ended December 31, 2006, 2007 and 2008, all of the Company and its subsidiaries’ operating revenues were earned in Indonesia, and accordingly, the Company and its subsidiaries have not been subjected to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
a.	Income tax (continued)
(ii).	Deferred tax

	2007	2008
Deferred tax assets
Current
Unearned income	37,130	31,014
Allowance for doubtful accounts	371,809	297,319
Allowance for inventories obsolescence	16,012	16,408
Tax losses carried forwards	—	22,991
Accrued expenses	206,976	131,392
Deferred consideration for business combinations	347,276	301,370
Others	23,329	32,474

	1,002,532	832,968

Non-current
Unearned income	163,854	120,473
Long-term investments	35,561	22,972
Deferred consideration for business combinations	680,174	402,649
Accrued LSA	—	54,210
Accrued pension and other post-retirement benefits costs	691,995	350,057
Others	134,003	41,497

	1,705,587	991,858

Total deferred tax assets (before offset)	2,708,119	1,824,826

Deferred tax liabilities
Current
Prepaid expenses	(86,635)	(23,992)
Non-current
Property, plant and equipment	(4,177,923)	(3,891,917)
Intangible assets	(885,131)	(604,979)

	(5,063,054)	(4,496,896)

Total deferred tax liabilities (before offset)	(5,149,689)	(4,520,888)

Net deferred tax liabilities presented after offset in the consolidated balance sheets are as follows:
Current deferred tax assets	926,738	813,962
Current deferred tax liabilities	(10,841)	(4,985)
Non-current deferred tax assets	8,190	32,991
Non-current deferred tax liabilities	(3,365,657)	(3,538,030)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
a.	Income tax (continued)
(ii).	Deferred tax (continued)

For the years ended December 31, 2007 and 2008, the Company and its subsidiaries adopted SFAS 158 and recognized deferred tax assets arising from the transition obligations, the prior service costs and the actuarial losses totaling Rp.777,691 million and Rp.444,336 million, respectively, in the accumulated other comprehensive income.

Deferred tax assets relating to deferred consideration for business combinations arose from the tax deductions that could be claimed on the fixed monthly payments to MGTI and BSI for corporate income tax calculations.

(iii).	Accounting for uncertainty in income tax

The Company and its subsidiaries adopted the provisions of FASB Interpretation 48, “Uncertainty in Income Tax: an Interpretation of SFAS 109” (“FIN 48”) effective January 1, 2007. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the tax benefit from an uncertain tax position shall be recognized when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the Tax Authorities. The amount of the tax benefits to be recognized is the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Based on the analysis of all tax positions of the Company and its subsidiaries related to income taxes subject to SFAS 109, the Company and its subsidiaries determined that there is no material impact on the consolidated financial statements for any years still subject to any tax examination, and that the recognition of unrecognized tax benefits will not have a material impact on the effective income tax rate in any given years. The Company and its subsidiaries do not anticipate that the current position of unrecognized tax benefits will significantly change in the next 12 months.

For the year ended December 31, 2008, there have been no interest and penalties incurred in relation with corporate income taxes. The Company and subsidiaries record interest and penalties for the underpayment of income taxes, if any, in interest expenses and other expenses account, respectively, in the consolidated financial statements.

The Company has been audited by the Tax Office up to the fiscal year 2004, excluding fiscal year 2003, Telkomsel up to fiscal year 2005 excluding fiscal year 2003, GSD up to fiscal year 2002 and Infomedia up to fiscal years 2003. Currently, Telkomsel, PIN and GSD are being audited by the Tax Office for the fiscal year 2006, 2007 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair values of financial instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:
(i).	Cash and cash equivalents and temporary investments

The carrying amounts approximate fair values because of the short-term nature of the financial assets.

(ii).	Short-term bank loans and current maturities of long-term liabilities

The carrying amounts approximate fair values because of the short-term nature of the financial liabilities.

(iii).	Embedded derivative instrument

Derivative receivable and payable comprise embedded derivative recognized under U.S. GAAP. These are valued using internal model. The models maximize the use of market observable input including forward and spot prices for currencies.

(iv).	Long-term liabilities

The fair values of long-term liabilities are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries.

(v).	The estimated fair values of the Company and its subsidiaries’ financial assets and liabilities are as follows:

	Carrying
	amount	Fair value
2007
Cash and cash equivalents	10,140,791	10,140,791
Temporary investments	159,504	159,504
Derivative receivables	254	254
Derivative payables	46,316	46,316
Short-term bank loans	573,669	573,669
Current maturities of long-term liabilities:
Two-step loans	446,540	446,540
Bank loans	3,222,507	3,222,507
Deferred consideration for business combinations	1,134,512	1,134,512

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair values of financial instruments (continued)
(v).	The estimated fair values of the Company and its subsidiaries’ financial assets and liabilities are as follows: (continued)

	Carrying
	amount	Fair value
2007
Long-term liabilities:
Two-step loans	3,727,884	3,402,797
Bank loans	4,165,168	4,073,021
Deferred consideration for business combinations	2,500,273	2,601,574

2008
Cash and cash equivalents	6,889,945	6,889,945
Temporary investments	267,044	267,044
Derivative receivables	47,769	47,769
Derivative payables	482,064	482,064
Short-term bank loans	46,000	46,000
Current maturities of long-term liabilities:
Two-step loans	490,692	490,692
Bank loans	5,014,766	5,014,766
Deferred consideration for business combinations	1,297,857	1,297,857
Long-term liabilities:
Two-step loans	3,949,431	3,518,405
Bank loans	7,495,144	6,950,343
Deferred consideration for business combinations	1,458,545	1,373,444
The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involved various limitations, including the following:
a.	Fair values presented do not take into consideration the effect of future currency fluctuations.

b.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and liabilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
c.	Comprehensive income

	2006	2007	2008
Net income under U.S. GAAP	12,111,448	11,965,557	10,874,224
Unrealized holding gain (loss) on available-for-sale securities	9,613	2,372	(30,303)
Foreign currency translation adjustments of associated companies, net of tax of (Rp.1,675) million, Rp.704 million and Rp.2,491 million, in 2006, 2007 and 2008, respectively	(3,909)	1,644	5,811
Unrecognized actuarial losses, prior service costs and transition obligations, net of tax	—	(1,278,484)	4,091,718

	12,117,152	10,691,089	14,941,450

     The components of accumulated other comprehensive income are as follows:

	2006	2007	2008
Unrealized holding gain (loss) on available-for-sale securities	8,865	11,237	(19,066)
Foreign currency translation adjustments of associated companies	159,367	161,011	166,823
Adjustments arising from the SFAS 158 adoption:
Transition obligations	(241,301)	(196,722)	(152,587)
Prior service costs	(1,055,840)	(1,475,427)	(1,363,318)
Actuarial losses	(2,858,825)	(3,762,301)	173,173

	(3,987,734)	(5,262,202)	(1,194,975)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits
(i). The Company
a.	The disclosures under SFAS 132 (Revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” (“SFAS 132 (Revised 2003)”) and SFAS 106 are as follows:

	Pension			Health care
	2006	2007	2008	2006	2007	2008
Components of net periodic benefits costs
Service costs	187,960	441,174	282,134	107,513	115,392	143,981
Interest costs	768,586	976,920	1,076,969	605,573	735,427	903,498
Expected return on plan assets	(677,602)	(788,583)	(930,835)	(145,264)	(237,937)	(343,366)
Amortization of prior service costs (gains)	201,265	253,601	283,564	(367)	(367)	(367)
Recognized actuarial losses	—	—	—	121,986	183,926	268,924
Amortization of transition obligations	28,634	28,634	28,634	24,325	24,325	24,325

Net periodic benefits costs	508,843	911,746	740,466	713,766	820,766	996,995
Amounts charged to KSO Units and subsidiaries under contractual agreement	(16,159)	—	(1,460)	(7,812)	—	(839)

Total net periodic benefits costs less amounts charged to KSO units	492,684	911,746	739,006	705,954	820,766	996,156

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
b.	The following table presents the changes in the benefits obligations, the changes in the plan assets, and the current and non-current portions of the accrued costs recognized in the Company’s U.S. GAAP consolidated balance sheets as of December 31, 2007 and 2008:

	Pension		Health care
	2007	2008	2007	2008
Changes in benefits obligations
Benefits obligation at beginning of year	8,121,381	10,727,812	6,985,343	8,925,612
Service costs	441,174	282,134	115,392	143,981
Interest costs	976,920	1,076,969	735,427	903,498
Plan participants’ contributions	43,396	44,593	—	—
Actuarial losses (gain)	939,408	(2,168,268)	(139,453)	(479,581)
Benefits paid	(493,050)	(446,266)	(174,520)	(221,995)
Effects on benefits changes	698,583	—	1,403,423	(3,416,292)

Benefits obligation at end of year	10,727,812	9,516,974	8,925,612	5,855,223

Change in plan assets
Fair value of plan assets at beginning of year	7,210,748	9,034,392	2,253,261	3,376,172
Actual return on plan assets	1,573,137	(842,819)	397,431	(236,324)
Employer’s contributions	700,161	889,061	900,000	1,100,839
Plan participants’ contributions	43,396	44,593	—	—
Benefits paid	(493,050)	(411,809)	(174,520)	(221,995)

Fair value of plan assets at end of year	9,034,392	8,713,418	3,376,172	4,018,692

Accrued costs	(1,693,420)	(803,556)	(5,549,440)	(1,836,531)

Accrued costs — current portion	(441,597)	(33,861)	(221,995)	—
Accrued costs — non-current portion	(1,251,823)	(769,695)	(5,327,445)	(1,836,531)
c.	The measurement date used to determine pension and health care benefits measures for the pension plans and the health care plan is December 31 for each of the years.

d.	The assumptions used by the independent actuary to determine the benefits obligation of the plans as of December 31, 2007 and 2008 were as follows:

	Pension		Health care
	2007	2008	2007	2008
Discount rate	10.25%	12%	10.25%	12%
Rate of compensation increases	8%	8%	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i). The Company (continued)
e.	The assumptions used by the independent actuary to determine the net periodic benefits costs of the plans for the years ended December 31, 2006, 2007 and 2008, were as follows:

	Pension			Health care
	2006	2007	2008	2006	2007	2008
Discount rate	10.5%	10.25%	12%	10.5%	10.25%	12%
Expected long-term return on plan assets	10.5%	10%	11.5%	8.5%	9%	9.25%
Rate of compensation increases	8%	8%	8%	—	—	—
f.	Future health care costs trend rates as of December 31, 2006, 2007 and 2008, were assumed as follows:

	2006	2007	2008
Health care costs trend assumed for next year	12%	14%	12%
Ultimate health care costs trend rate	8%	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2011	2011
g.	The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2006, 2007 and 2008 were prepared on April 24, 2007, March 31, 2008 and March 31, 2009, respectively, by an independent actuary.

The discount rates were based on the Government Bond yields. The rates of compensation increases assumed were based on the long-term inflation rates of between 6% and 7%. The expected long-term returns on the plan assets were based on the average rate of earnings expected on the funds invested or to be invested.

Assumed future health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed future health care costs trend rates would have the following effects:

	1-percentage-	1-percentage-
	point increase	point decrease
Effect on total of service and interest costs components	121,219	(99,454)
Effect on post-retirement health care benefits obligations	866,498	(716,245)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i). The Company (continued)
h.	The investment policies established by management for the pension plans require a minimum of 95% of the fund to be invested in the following asset types and a minimum overall rate of return of 10%:

Based on
percentage of fund invested
Time deposits	Up to 100%
Deposits on call	Up to 100%
Certificates of deposit	Up to 100%
Listed shares	Up to 50%
Listed debt securities	Up to 50%
Unlisted shares and debt securities	Up to 20%
Real estates	Up to 15%
Mutual funds	Up to 50%
Certificates by Bank Indonesia	Up to 100%
Securities by the Indonesian Government	Up to 75%
i.	The weighted average asset allocations of the Company’s pension plan as of December 31, 2007 and 2008, by asset category, were as follows:

	Plan assets
	as of December 31,
	2007	2008
Asset category
Debt securities	60%	72%
Deposit securities	6%	2%
Equity securities	24%	19%
Mutual fund	5%	5%
Real estates	1%	1%
Others	4%	1%

Total	100%	100%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i). The Company (continued)
j.	Equity securities include the Company’s common stock amounting to Rp.296,876 million and Rp.273,591 million (3.3% and 3.2% of the total Company’s pension plan assets) as of December 31, 2007 and 2008, respectively.

Debt securities include the Company’s bonds amounting to Rp.nil and Rp.nil (0% and 0% of the total Company’s pension plan assets) as of December 31, 2007 and 2008, respectively.

k.	Management has established investment policies for the post-retirement health care benefits plan which require a minimum of 95% of the fund to be invested in the following asset types:

Based on
percentage of fund invested
Time deposits	Up to 100%
Deposits on call	Up to 100%
Listed shares	Not exceeding 50%
Listed debt securities	Not exceeding 50%
Mutual funds	Not exceeding 50%
Certificates by Bank Indonesia	Up to 50%
Securities by the Indonesian Government	Not exceeding 75%
l.	The weighted average asset allocations of the Company’s post-retirement health care plan as of December 31, 2007 and 2008, by asset category, were as follows:

	Plan assets
	as of December 31,
	2007	2008
Asset category

Deposit securities	7%	9%
Debt securities	40%	41%
Equity securities	12%	8%
Mutual fund	36%	42%
Others	5%	0%

Total	100%	100%

m.	Debt securities include the Company’s Notes and bonds amounting to Rp.nil and Rp.nil (0% and 0% of the total Company’s post retirement health care plan assets) as of December 31, 2007 and 2008, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i). The Company (continued)
m.	(continued)

Equity securities include the Company’s stock amounting to Rp.50,876 million and Rp.61,665 million (1.5% and 1.5% of the total Company’s post-retirement health care plan assets) as of December 31, 2007 and 2008, respectively.

n.	The Company expected to contribute Rp.889,061 million to its defined benefit pension plan and Rp.1,100 billion to its post-retirement health care plan during 2009.
(ii). Telkomsel
a.	Pension plan

	2006	2007	2008
Service costs	25,432	38,017	43,112
Interest costs	18,900	27,603	34,569
Expected return on plan assets	(2,126)	(2,232)	(13,568)
Amortization of prior service costs	24	24	24
Recognized actuarial losses	6,080	9,249	5,344
Amortization of transition obligations	458	458	458

Net periodic benefits costs	48,768	73,119	69,939

b.	The following table presents the changes in the benefits obligations, the changes in the plan assets and the accrued costs amounts recognized in Telkomsel’s U.S. GAAP balance sheets as of December 31, 2007 and 2008:

	2007	2008
Changes in benefits obligation
Benefits obligation at beginning of year	265,336	332,096
Service costs	38,017	43,112
Interest costs	27,603	34,569
Actuarial losses	3,417	(77,247)
Benefits paid	(2,277)	(1,572)

Benefits obligation at end of year	332,096	330,958

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(ii).	Telkomsel (continued)
b.	(continued)

	2007	2008
Changes in plan assets
Fair value of plan assets at beginning of year	29,904	132,081
Actual return on plan assets	65,862	(14,308)
Employer’s contributions	38,592	40,992
Benefits paid	(2,277)	(1,572)

Fair value of plan assets at end of year	132,081	157,193

Accrued costs	(200,015)	(173,765)

Accrued costs — current portion	(5,732)	(6,781)
Accrued costs — non-current portion	(194,283)	(166,984)
c.	The actuarial calculation for the pension plan was prepared by an independent actuary. The measurement date used to determine pension benefit measures for the pension plan is December 31 of each of the years.

d.	The assumptions used by the independent actuary to determine the benefits obligation of the plan as of December 31, 2007 and 2008, were as follows:

	2007	2008
Discount rate	10.5%	12%
Rate of compensation increases	8%	9%
e.	The assumptions used by the independent actuary to determine the net periodic benefits cost of the plan as of December 31, 2006, 2007 and 2008, were as follows:

	2006	2007	2008
Discount rate	10.5%	10.5%	12%
Expected long-term return on plan assets	7.5%	10.5%	12%
Rate of compensation increases	8%	8%	9%
Telkomsel’s pension plan is managed by Jiwasraya, a state-owned insurance company (Note 42).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(iii). Expected future benefit payments

The expected benefits payments by the Company and its subsidiaries are as follows:

	Pension	Health care
2009	449,105	264,336
2010	527,789	271,535
2011	596,893	277,368
2012	664,872	282,621
2013	733,179	287,333
2014 - 2018	5,582,681	1,529,877
(iv). The amounts recognized in accumulated other comprehensive income as of December 31, 2007 and 2008 consisted of:

	2007
		Post-	Other post-
	Pension	retirement	retirement
	benefit	health care	benefits	Total	Deferred tax	Net of tax
Transition obligations	37,783	170,274	—	208,057	11,335	196,722
Prior service costs (gain)	2,064,975	(466)	43,443	2,107,952	632,525	1,475,427
Actuarial losses	266,213	3,450,030	179,889	3,896,132	133,831	3,762,301

Total	2,368,971	3,619,838	223,332	6,212,141	777,691	5,434,450

	2008
		Post-	Other post-
	Pension	retirement	retirement
	benefit	health care	benefits	Total	Deferred tax	Net of tax
Transition obligations	8,851	145,949	—	154,800	2,213	152,587
Prior service costs (gain)	1,781,396	(99)	36,551	1,817,848	454,530	1,363,318
Actuarial losses	(163,966)	(135,918)	114,304	(185,580)	(12,407)	(173,173)

Total	1,626,281	9,932	150,855	1,787,068	444,336	1,342,732

The transition obligations, prior service costs and net actuarial losses included in accumulated other comprehensive income as of December 31, 2008 and expected to be recognized in net periodic costs for the year ended December 31, 2009, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(iv). (continued)

		Post-	Other post-
		retirement	retirement
	Pension	Healthcare	benefits	Total
Transition obligations	6,019	24,325	—	30,344
Prior service costs (gain)	283,580	(99)	6,892	290,373
Actuarial losses	193	—	6,755	6,948

Gross before taxes	289,792	24,226	13,647	327,665
Less deferred taxes	(72,500)	—	(3,412)	(75,912)

Net of taxes	217,292	24,226	10,235	251,753

e.	Operating lease

For the years ended December 31, 2006, 2007 and 2008, the Company and its subsidiaries recorded operating lease expenses for land and building, vehicle and office equipment totaling to Rp.729,839 million, Rp.810,210 million and Rp.1,585,803 million, respectively.

Certain subsidiaries entered into a non-cancelable office lease agreements. The minimum lease payment for each of the five succeeding years amounted to Rp.66,293 million, Rp.71,679 million, Rp.72,182 million, Rp.12,501 million and Rp.7,533 million for 2009, 2010, 2011, 2012 and 2013, respectively.

f.	Fair value measurement

The table below presents the recorded amount of financial instruments measured at fair value:

	December 31, 2008
		Fair value measurement at reporting date using
		Quoted prices
		in active markets
		for identical		Significant
		assets or	Significant other	unobservable
		liabilities	observable inputs	inputs
	Balance	(level 1)	(level 2)	(level 3)
Assets
Trading securities	5,497	5,497	—	—
Available-for-sale securities	261,547	46,595	214,952	—
Derivative receivable	47,769	—	—	47,769

Total	314,813	52,092	214,952	47,769

Liabilities
Derivative payable	482,064	—	—	482,064

Total	482,064	—	—	482,064

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
f.	Fair value measurement (continued)
A reconciliation of the beginning and ending balance of items measured at fair value using significant unobservable input as of December 31, 2008 is as follows:

Level 3
Derivative receivable
Balance at January 1, 2008	254
Included in consolidated statement of income
Realized gain	(18,591)
Unrealized gain	47,515
Addition in assets	18,436
Addition in operation and maintenance expense	155

Balance at December 31, 2008	47,769

Derivative payable
Balance at January 1, 2008	46,316
Included in consolidated statement of income
Realized loss	245,205
Unrealized loss	435,748
Addition (deduction) in assets	(245,095)
Addition (deduction) in operation and maintenance expense	(110)

Balance at December 31, 2008	482,064

Temporary investments are primarily comprised of shares, mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at balance sheet date. As they are not actively traded in an established market, these securities are classified as level 2. Shares and mutual funds that are stated at fair value using quoted market price and are classified as level 1.

Derivative receivable and payable comprise embedded derivative recognized under U.S. GAAP. These are valued using internal models. The models maximize the use of market observable input including forward and spot prices for currencies.

Derivative receivable and payable included in level 3 represent procurement contracts that contain embedded foreign currency derivative features.

On February 12, 2008, FASB issued FSP 157-2, which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As permitted by FSP 157-2, the Company elected to defer the fair value measurement disclosure of non financial assets including property, plant and equipment, licenses, goodwill and finite-lived intangible asset in the determination of impairment under SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) or SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), and asset retirement obligations initially measured at fair value under SFAS 143, “Accounting for Asset Retirement Obligation” (“SFAS 143”). The Company and its subsidiaries are currently assessing the impact of the full adoption of SFAS 157 on the consolidated financial statements.

g.	Recent accounting pronouncements in the United States of America

In December 2007, FASB issued SFAS 141 (Revised 2007), “Business Combinations” (“SFAS 141 (Revised 2007)”). The revision provides guidance on recognizing assets and liabilities arising from contingencies in a business combination. It also provides guidance on recording step-by-step acquisition, recognizing and measuring goodwill or a gain from a bargain purchase, equity interest exchange and noncontrolling interest presentation. SFAS 141 (Revised 2007) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application of SFAS 141 (Revised 2007) is prohibited. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of SFAS 141 (Revised 2007) shall not be adjusted.

In December 2007, FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also provides guidance on recognizing a gain or loss in net income when a subsidiary is deconsolidated and providing disclosures in the consolidated financial statements. SFAS 160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 shall be applied prospectively except for the presentation and disclosure requirements. Earlier application of SFAS 160 is prohibited. The Company and its subsidiaries are currently assessing the impact of the requirements of SFAS 160 on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
g.	Recent accounting pronouncements in the United States of America (continued)

In March 2008, FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), which is an amendment of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities and requires an entity to provide enhanced disclosures about how and why the entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect the financial position, financial performance and cash flows. SFAS 161 shall be effective for the financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is encouraged. The Company and its subsidiaries are currently assessing the impact of the application of SFAS 161 on the consolidated financial statements.

In May 2008, FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 shall be effective 60 days following the Securities and Exchange Commission’s (SEC) approval of the Public Company Accounting Oversight Boards (PCAOB) amendments to Auditing Standard (AU) Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. SFAS 162 will be used as guidance in applying U.S. GAAP by the Company and its subsidiaries.

In May 2008, FASB issued SFAS 163, “Accounting for Financial Guarantee Insurance Contract — an Interpretation of FASB Statement No. 60” (“SFAS 163”) which interprets SFAS 60, “Accounting and Reporting by Insurance Enterprises” and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts that are not accounted for as derivative instruments. SFAS 163 provides guidance on recognizing, measuring and derecognizing unearned premium revenue and claim liability by an insurance enterprise. It also provides guidance on how to provide disclosures in financial statements by an insurance enterprise. SFAS 163 shall be effective for the financial statements issued for fiscal years beginning after December 15, 2008. SFAS 163 will not have impact on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2007 AND 2008
AND YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The following table presents the reconciliation of net income to net cash provided by operating activities in accordance with SFAS 95:

	2006	2007	2008
Net income under Indonesian GAAP	11,005,577	12,857,018	10,619,470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	9,178,343	9,545,004	11,069,575
Write-down of assets	58,252	—	—
Loss on early settlement of RSA	—	47,462	32,602
Interest income	(654,984)	(518,663)	(671,834)
Interest expense	1,286,354	1,436,165	1,581,818
Foreign exchange loss (gain)	(883,831)	176,890	775,525
Equity in net (income) loss of associated companies	6,619	(6,637)	(20,471)
Loss/(gain) on sale of property, plant and equipment	(9,463)	(20,641)	15,659
Insurance proceeds	—	(10,626)	(11,159)
(Gain) on sale of long-term investments	(22,561)	—	—
Amortization of goodwill and other intangible assets	944,403	1,049,477	1,243,641
Amortization of unearned income	(159,272)	(194,151)	(180,944)
Amortization of deferred charges	28,462	11,906	21,751
Provision for doubtful accounts and inventory obsolescence	458,252	500,808	398,797
Compensation for early termination of exclusivity right	90,000	90,000	90,000
Income tax expense	7,097,202	7,927,823	5,639,696
Minority interest in net income of subsidiaries	3,948,101	4,810,812	4,053,643
Changes in assets and liabilities:
Trade receivables	(353,826)	(134,585)	(480,629)
Other receivables	46,344	858	(50,162)
Inventories	6,948	(8,547)	(307,207)
Prepaid taxes	4,665	(409,713)	(185,002)
Prepaid expenses	(217,718)	(334,081)	(448,289)
Trade payables	405,434	(489,982)	448,113
Other payables	646	6,065	(6,363)
Taxes payable	86,375	191,243	(293,068)
Accrued expenses	1,986,005	(702,109)	1,206,595
Unearned income	454,970	376,180	401,810
Advances from customers and suppliers	(75,245)	(136,445)	(909,518)
Accrued pension and other post-retirement benefits costs	(175,357)	152,604	(226,035)
Accrued LSA	6,637	(390,488)	28,113
Accrued post-retirement health care benefits	(102,294)	(176,805)	(198,203)
Interest paid	(1,217,131)	(1,470,328)	(1,429,781)
Interest received	642,959	514,524	659,450
Income tax paid	(7,175,678)	(6,963,766)	(8,551,296)

Total adjustments	15,689,611	14,870,254	13,696,827

Net cash provided by operating activities	26,695,188	27,727,272	24,316,297